As submitted confidentially with the Securities and Exchange Commission on July 17, 2014
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INC Research Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8731 (Primary Standard Industrial Classification Code Number)	27-3403111 (I.R.S. Employer Identification Number)

3201 Beechleaf Court, Suite 600
Raleigh, North Carolina 27604-1547
Telephone: (919) 876-9300
Facsimile: (919) 876-9360
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

D. Jamie Macdonald, Chief Executive Officer
Christopher L. Gaenzle, Esq., Chief Administrative Officer, General Counsel and Secretary
3201 Beechleaf Court, Suite 600
Raleigh, North Carolina 27604-1547
Telephone: (919) 876-9300
Facsimile: (919) 876-9360
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Heather L. Emmel, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 Telephone: (212) 310-8000 Facsimile: (212) 310-8007	Donald R. Reynolds, Esq. S. Halle Vakani, Esq. Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, North Carolina 27607 Telephone: (919) 781-4000 Facsimile: (919) 781-4865	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200 Facsimile: (212) 751-4864

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, check the following box. ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Class A Common Stock, par value $0.01 per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act. Includes shares of Class A common stock that may be issuable upon exercise of an option to purchase additional shares granted to the underwriters.

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 17, 2014.

PRELIMINARY PROSPECTUS

                  Shares

INC Research Holdings, Inc.

Class A Common Stock

          This is an initial public offering of shares of Class A common stock of INC Research Holdings, Inc. All of the                           shares of Class A common stock offered hereby are being sold by the company.

          Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $             and $             . We intend to list the shares on the New York Stock Exchange or NASDAQ Global Market under the symbol "INCR."

          We are an "emerging growth company" as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

          See "Risk Factors" on page 17 to read about factors you should consider before buying shares of our Class A common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

          To the extent that the underwriters sell more than             shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial price to public less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on                      , 2014.

Goldman, Sachs & Co.	Credit Suisse

Prospectus dated                          , 2014.

          You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

TRADEMARKS

          We own or have the rights to use various trademarks referred to in this prospectus, including, among others, INC Research, PlanActivation, ProgramAccelerate, QualityFinish, QuickStart, the Trusted Process, Kendle and their respective logos. Solely for convenience, we may refer to trademarks in this prospectus without the TM and ® symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted by law, our rights to our trademarks. Other trademarks appearing in this prospectus are the property of their respective owners.

i

 MARKET AND INDUSTRY INFORMATION

          Market data used throughout this prospectus is based on management's knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon management's review of independent industry surveys and publications prepared by a number of sources and other publicly available information. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which in part is derived from management's estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

ii

 PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the risks of investing in our Class A common stock discussed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references to "our company," "we," "us" and "our" refer to INC Research Holdings, Inc. and its direct and indirect subsidiaries, after giving effect to the corporate reorganization described below; references to "INC Holdings" refer to INC Research Holdings, Inc.; references to "INC Intermediate" refer to INC Research Intermediate, LLC and references to "INC" refer to INC Research, LLC, our wholly-owned subsidiary. Unless the context otherwise requires, references to "common stock" refer to our Class A common stock and our Class B common stock, which is convertible into our shares of our Class A common stock on a one-for-one basis, after giving effect to the corporate reorganization described under "Corporate Reorganization." References to GAAP are to the generally accepted accounting principles of the United States.

 Overview

          We are a leading global Contract Research Organization, or CRO, exclusively focused on Phase I to Phase IV clinical development services for the biopharmaceutical and medical device industries. We provide our customers highly differentiated therapeutic alignment and expertise, with a particular strength in Central Nervous System, or CNS, oncology and other complex diseases. We consistently and predictably deliver clinical development services in a complex environment and offer a proprietary, operational approach to clinical trials through our Trusted Process® methodology. Our service offerings focus on optimizing the development of, and therefore, the commercial potential for, our customers' new biopharmaceutical compounds, enhancing returns on their research and development, or R&D, investments and reducing their overhead by offering an attractive variable cost alternative to fixed cost, in-house resources.

          Over the past decade, we have systematically built our scale and capabilities to become a leading global provider of Phase I to Phase IV clinical development services, with approximately 5,200 employees in 50 countries across six continents as of March 31, 2014. Our broad global reach has enabled us to provide clinical development services in over 100 countries. Our global footprint provides our customers with broad access to diverse markets and patient populations, local regulatory expertise and local market knowledge. We have developed our capabilities and infrastructure in parallel with our extensive, industry-leading relationships with principal investigators and clinical research sites, as demonstrated by our ranking as the "Top CRO" in the 2013 CenterWatch Global Investigative Site Relationship Survey. Our diversified customer base includes a mix of many of the world's largest biopharmaceutical companies as well as high-growth, small and mid-sized biopharmaceutical companies.

          For the year ended December 31, 2013 and the three months ended March 31, 2014, we had total net service revenue of $652.4 million and $184.7 million, respectively, net loss of $(41.5) million and $(1.6) million, respectively, Adjusted Net Income of $15.4 million and $7.0 million, respectively, and Adjusted EBITDA of $105.5 million and $32.6 million, respectively. Net service revenue, Adjusted Net Income and Adjusted EBITDA increased by 12.7%, 456.3%, and 25.1%, respectively, for the year ended December 31, 2013 from the year ended December 31, 2012. For a reconciliation of Adjusted Net Income and Adjusted EBITDA, each of which are non-GAAP measures, to our net loss, see "Selected and Pro Forma Consolidated Financial Data."

 Our Market

          The market for our services includes biopharmaceutical companies that outsource clinical development services. We believe we are well-positioned to benefit from the following market trends:

          Trends in late-stage clinical development outsourcing.    Within the clinical development market, we primarily focus on Phase II to Phase IV clinical trials. Biopharmaceutical companies continue to prioritize the outsourcing of Phase II to Phase IV clinical trials, particularly in complex, high-growth therapeutic areas such as CNS, oncology and other complex diseases, which are our primary areas of therapeutic focus. We estimate that the market for CRO services for Phase II to Phase IV clinical development services will grow at a rate of 8% to 9% annually through 2018, driven by a combination of increased development spend and further outsourcing penetration. In addition, we estimate that total biopharmaceutical spending on drug development in 2013 was approximately $74.6 billion, of which the clinical development market, which is the market for drug development following pre-clinical research, was approximately $65.1 billion. Of the $65.1 billion, we estimate our total addressable market to be $56.3 billion, after excluding $8.8 billion of indirect fees paid to principal investigators and clinical research sites, which are not a part of the CRO market. We estimate that total biopharmaceutical spending on clinical development will grow at a rate of 3% to 4% annually through 2018. In 2013, we estimate biopharmaceutical companies outsourced approximately $20.6 billion of clinical development spend to CROs, representing a penetration rate of 37% of our total addressable market. We estimate that this penetration rate will increase to 46% of our total addressable market by 2018.

          Optimization of biopharmaceutical R&D efficiency.    Market forces and healthcare reform place significant pressure on biopharmaceutical companies to improve cost efficiency. In response to high clinical trial costs, particularly in therapeutic areas such as CNS and oncology, which we believe present the highest mean cost per patient across all clinical trials, biopharmaceutical companies are streamlining operations and shifting development to external providers in order to lower their fixed costs. Based on efficiencies gained through experience, we estimate that CROs have shortened clinical testing timelines by as much as 30%. Full service CROs can deliver operational efficiencies, provide high visibility into trial conduct, and allow biopharmaceutical companies to focus internal resources on their core competencies related to drug discovery and commercialization.

          Globalization of clinical trials.    Clinical trials have become increasingly global as biopharmaceutical companies seek to accelerate patient recruitment, particularly within protocol-eligible, treatment-naïve patient populations (patient populations that have not previously received treatment for the particular disease) without co-morbidities (the presence of other diseases or disorders) that could skew clinical outcomes. Additionally, biopharmaceutical companies increasingly seek to expand the commercial potential of their products by applying for regulatory approvals in multiple countries, including in areas of the world with fast growing economies and middle classes that are spending more on healthcare. These trends emphasize the importance of global experience and geographic coverage, local market knowledge and coordination throughout the development process.

          Management of increasingly complex trials.    Complex trial design expertise has emerged as a significant competitive advantage for select CROs that have a track record of successfully navigating country-specific regulatory, trial protocol and patient enrollment barriers. Measures of clinical trial complexity significantly increased over the last decade, as evidenced by total procedures per trial protocol increasing by 57% between 2000 and 2011. In addition, the therapeutic areas where we have a particular focus, including CNS, oncology and other complex diseases, often require more complex testing protocols than other disease indications.

 Our Competitive Strengths

          We believe that we are well positioned to capitalize on positive trends in the CRO industry and provide differentiated solutions to our customers based on our key competitive strengths set forth below:

          Deep and long-standing expertise in the largest and fastest growing therapeutic areas.    Over the past 20 years, we have focused on building world-class therapeutic expertise to better serve our customers. We provide a broad offering of therapeutic expertise, with our core focus in the largest and fastest growing therapeutic areas, including CNS, oncology and other complex diseases such as genetic disorders and infectious diseases, which collectively constitute over 75% of our backlog as of March 31, 2014. Based on industry data, we estimate that CNS, oncology and other complex diseases together represent over 55% of total Phase III drugs under development. We believe we have been growing faster than the market, resulting in market share gains in our key therapeutic areas. Our total net service revenue grew by 12.7% in 2013 and our net service revenue for CNS and oncology, collectively, grew by 21.3% in 2013.

          Clinical development focus and innovative operating model.    We derive approximately 99% of our net service revenue from clinical development services without distraction from lower growth, lower margin non-clinical business. Since 2006, we have conducted our clinical trials using our innovative Trusted Process® operating model, which standardizes methodologies, increases the predictability of the delivery of our services and reduces operational risk. Since initiation of the Trusted Process®, we have reduced median study start-up time (defined as the period from finalized protocol to first patient enrolled) on new projects by 26%. Based on industry sources for the median study start-up time for the biopharmaceutical industry, we believe we achieve this milestone for our customers at a significantly faster pace than industry medians. Ninety percent of our new business awards in 2013 were from repeat customers, which we believe is directly attributable to our innovative business model.

          Unmatched, industry-leading principal investigator and clinical research site relationships.    We have extensive relationships with principal investigators and clinical research sites. We believe these quality relationships are critical for delivering clinical trial results on time and on budget for our customers. Motivated and engaged investigative sites can facilitate faster patient recruitment, increase retention, maintain safety, ensure compliance with protocols as well as with local and international regulations, and streamline reporting. The ability to recruit and retain principal investigators and patients is an integral part of the clinical trial process. Our focus on principal investigator and clinical research site relationships is unmatched in the industry, as demonstrated by our ranking as the "Top CRO" in the 2013 CenterWatch Global Investigative Site Relationship Survey.

          Broad global reach with in-depth local market knowledge.    We believe that we are one of a few CROs with the scale, expertise, systems and agility necessary to conduct global clinical trials. We offer our services through a highly skilled staff of approximately 5,200 employees in 50 countries as of March 31, 2014 and have conducted work in over 100 countries. We have expanded our presence in high-growth international markets such as Asia-Pacific, Latin America and the Middle East and North Africa. Our comprehensive regulatory expertise and extensive local knowledge facilitate timely patient recruitment for complex clinical trials and improved access to treatment-naïve patients and to emerging markets, thereby reducing the time and cost of these trials for our customers while also optimizing the commercialization potential for new therapies.

          Diversified, loyal and growing customer base.    We have a well-diversified, loyal customer base that includes many of the world's largest biopharmaceutical companies as well as high-growth, small and mid-sized biopharmaceutical companies. Further, many of our customers are diversified across multiple projects and compounds. Our top five customers represented approximately 54 compounds in 64 indications across 132 active projects and accounted for approximately 34% of our net service revenue in 2013. Our customer base is geographically diverse with well-established relationships in the United States, Europe and Asia. We believe the breadth of our footprint reduces our exposure to potential U.S. and European biopharmaceutical industry consolidation. For example, 25% of our 2013 net service revenue was associated with biopharmaceutical customers whose parent companies are headquartered in Japan. We believe that the tenure of our customer relationships as well as the depth of penetration of our services reflect our strong reputation and track record. While 90% of our new business awards in 2013 were from repeat customers and our top ten customers have worked with us for an average of six years, we were also awarded clinical trials from 53 new customers in 2013. We have also increased our penetration in the large biopharmaceutical market, which we define as the top 50 biopharmaceutical companies measured by annual drug revenue, as evidenced by our new business awards from large biopharmaceutical companies growing by 46% in 2013. We believe we have increased our market share significantly in recent years and are well poised to continue growing our customer base.

          Outstanding financial performance.    We have achieved significant revenue and EBITDA growth over the past several years. For example, during fiscal year 2013, we increased our net service revenue, Adjusted EBITDA and Adjusted Net Income by 12.7%, 25.1%, and 456.3%, respectively. We have continued this growth in the first quarter of 2014 with year-over-year growth of our net service revenue and Adjusted EBITDA of 23.3% and 80.8%, respectively, and with Adjusted Net Income increasing from a loss of $1.4 million in the three months ended March 31, 2013 to income of $7.0 million in the three months ended March 31, 2014. The momentum in our business is also reflected in the growth in our backlog and new business awards (which is the value of future net service awards supported by contracts or pre-contract written communications from customers for projects that have received appropriate internal funding approval, are not contingent upon completion of another trial or event and are expected to commence within the next 12 months minus the value of cancellations in the same period). For the period from December 31, 2012 to March 31, 2014, we have grown our backlog by 28.1% and net new business awards grew by 29.6% during 2013 compared to 2012. We believe our outstanding financial profile and strong momentum demonstrate the quality of the platform we have built to position ourselves for continued future growth.

          Highly experienced management team with a deep-rooted culture of quality and innovation.    We are led by a dedicated and experienced senior management team with significant industry experience and knowledge focused on clinical development. Each of the members of our senior management has 20 years or more of relevant experience, including significant experience across the CRO and biopharmaceutical industries. Our management team has successfully grown our company into a leading CRO through a combination of organic growth and acquisitions and believes we are well positioned to further capitalize on industry growth trends.

Growth Strategy

          The key elements of our growth strategy include:

          Focus on attractive, high-growth late-stage clinical development services market.    We believe outsourcing late-stage clinical development services to CROs optimizes returns on invested R&D for biopharmaceutical companies. As development spend and outsourcing penetration rates continue to increase, we estimate that the late-stage clinical development services market will grow at a rate of 8% to 9% annually through 2018 and is poised to realize incremental growth relative to the overall CRO market. We believe that our core focus on the late-stage clinical development services market ideally positions us to benefit from this growth trend. Additionally, we believe that our differentiated approach of investing in highly experienced people, making better use of enabling technology and improving the process of clinical development, will allow our customers to generate superior returns.

          Leverage our expertise in complex clinical trials.    We intend to continue to develop and leverage our therapeutic expertise in complex clinical trials. We believe that our focus on and deep expertise in complex therapeutic areas such as CNS, oncology and other complex diseases better position us to win new clinical trials in these fast growing and large therapeutic areas. This is enhanced by the use of our proprietary Trusted Process® methodology that reduces operational risk and variability by standardizing processes and minimizing delays, instills quality throughout the clinical development process and leads customers to more confident, better-informed drug development decisions.

          Capitalize on our geographic scale.    We intend to leverage our global breadth and scale to drive continued growth. We have built our presence across key markets over time, developing strong relationships with principal investigators and clinical research sites around the world. We have expanded our patient recruitment capabilities, principal investigator relationships and local regulatory knowledge, which will continue to position us well for new customer wins in a wide array of markets. We have added geographic reach through both acquisitions and organic growth in areas such as Asia-Pacific, Latin America and the Middle East and North Africa, which we believe is critical to obtaining larger new business awards from large and mid-sized biopharmaceutical companies. Our long-term growth opportunities are enhanced by our strong reputation in emerging markets and our track record of efficiently managing trials in accordance with regional regulatory requirements.

          Continuous enhancement of our Trusted Process® methodology to deliver superior outcomes.    We intend to continue the development and enhancement of our Trusted Process® methodology, which has delivered measurable, beneficial results for our customers and improved drug development decisions. We believe our Trusted Process® will continue to lead to high levels of customer satisfaction. We expect that through continuous enhancement of our Trusted Process® methodology, we will achieve better alignment of best-in-class technology to enable increased visibility into critical processes, management and controls in the drug development process. We intend to continue to position ourselves to quickly adopt best-in-class technology through effective third-party collaborations without the need for high capital investments and maintenance costs, driving attractive returns on capital.

          Continue proven track record of identifying and successfully integrating selective acquisitions to augment our organic growth.    Over the past decade, we have developed a systematic approach for integrating acquisitions. We have successfully acquired and integrated ten companies. These strategic acquisitions have increased our size, scale and reach, complementing our organic growth profile as we have become a leading provider of CRO services. Our acquisitions have enabled us to expand our global service offerings across all four phases of biopharmaceutical clinical development while also allowing us to achieve significant synergies and cost reductions. We will continue to evaluate opportunities to acquire and integrate selective tuck-in acquisitions within the CRO sector in order to strengthen our competitive position and realize attractive returns on our investments.

          Driving our human capital asset base to grow existing relationships.    As a clinical service provider, our employees are critical to our ability to deliver our innovative operational model by engaging with customers, delivering clinical development services in a complex environment, and supporting and executing our growth strategy. All employees undergo comprehensive initial orientation and ongoing training, including a focus on our Trusted Process® methodology. Our recruiting and retention efforts are geared toward maintaining and growing a stable work force focused on delivering results for customers. We have a successful track record of integrating talent from prior acquisitions and believe we have a best-in-class pool of highly experienced project management and clinical research associates, or CRAs. A significant majority of our CRAs are specifically trained in individual therapeutic areas, with over 60% of our CRAs focused on CNS, oncology or other complex diseases.

Implications of Being an Emerging Growth Company

          As a company with less than $1.0 billion in revenues during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:

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  a requirement to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations;

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  exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

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  exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

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  exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

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  an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

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  reduced disclosure about executive compensation arrangements.

          We will remain an emerging growth company for five years unless, prior to that time, we (i) have more than $1.0 billion in annual revenues, (ii) have a market value for our Class A common stock held by non-affiliates of more than $700 million as of the last day of our second fiscal quarter of the fiscal year when a determination is made whether we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, or (iii) issue more than $1.0 billion of non-convertible debt over a three-year period. We have availed ourselves of the reduced reporting obligations with respect to executive compensation disclosure in this prospectus, and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings to the extent available.

          In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new and revised accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of that extended transition period and, as a result, we plan to comply with new and revised accounting standards on the relevant dates on which adoption of those standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new and revised accounting standards is irrevocable.

          As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different than what you may receive from other public companies in which you hold an equity interest. In addition, it is possible that some investors will find our Class A common stock less attractive as a result of our elections, which may cause a less active trading market for our Class A common stock and more volatility in our stock price.

Risks Associated with Our Business

          Investing in our Class A common stock involves a number of risks, including the following:

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  If we do not generate a large number of new business awards, or if new business awards are delayed, terminated, or reduced in scope or fail to go to contract, our business, financial condition, results of operations or cash flows may be materially adversely affected.

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  Our backlog might not be indicative of our future revenues, and we might not realize all of the anticipated future revenue reflected in our backlog.

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  Our operating results have historically fluctuated between fiscal quarters and may continue to fluctuate in the future, which may adversely affect the market price of our stock after this offering.

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  We have a history of net losses which may continue and which may negatively impact our ability to achieve or sustain profitability.

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  If we underprice our contracts, overrun our cost estimates or fail to receive approval for or experience delays in documentation of change orders, our business, financial condition, results of operations or cash flows may be materially adversely affected.

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  Our business depends on the continued effectiveness and availability of our information systems, including the information systems we use to provide services to our customers, and failures of these systems may materially limit our operations.

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  Our customer or therapeutic area concentration may have a material adverse effect on our business, financial condition, results of operations or cash flows.

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  Our business is subject to international economic, political and other risks that could have a material adverse effect on our business, financial condition, results of operations, cash flows or reputation.

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  If we are unable to successfully increase our market share, our ability to grow our business and execute our growth strategies could be materially adversely affected.

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  If we fail to perform our services in accordance with contractual requirements, regulatory standards and ethical considerations, we could be subject to significant costs or liability and our reputation could be harmed.

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  We may be affected by healthcare reform and potential additional reforms which may adversely impact the biopharmaceutical industry and reduce the need for our services or negatively impact our profitability.

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  Our substantial debt could adversely affect our financial condition.

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  We will incur increased costs and obligations as a result of being a public company.

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  Our Sponsors, as defined below, will effectively control our company, and their interests may be different from or conflict with those of our other stockholders.

          These and other risks are more fully described in the section entitled "Risk Factors" below, which you should carefully read and consider before making a decision to invest in our Class A common stock. If any of these risks actually occur, our business, financial condition, results of operations, cash flows or reputation would likely be materially adversely affected. In such case, the trading price of our Class A common stock would likely decline, and you could lose all or part of your investment.

Our Sponsors

          Following the closing of this offering, affiliates of Avista Capital Partners, L.P., or Avista, and affiliates of Teachers Private Capital, or Teachers, the private investment arm of Ontario Teachers' Pension Plan Board, or OTPP, together will own a majority of our outstanding Class A common stock. We expect that following this offering Avista will own approximately         % of our outstanding Class A common stock, or    % if the underwriters' option to purchase additional shares is fully exercised, and Teachers will own approximately         % of our outstanding Class A common stock, or         % if the underwriters' option to purchase additional shares is fully exercised, and 100% of our outstanding Class B common stock following this offering. The Class A common stock and Class B common stock are each entitled to one vote per share and are substantially identical, except that Class B common stock will not carry the right to vote on the election of directors, and each share of Class B common stock will be convertible (on a one-for-one basis) into Class A common stock at any time at the election of the holder. We expect Teachers will own approximately         % of our Class A common stock assuming the conversion of all of its shares of new Class B common stock into shares of new Class A common stock. As a result, Avista and Teachers (each, a "Sponsor" and together, the "Sponsors") will be able to exert significant voting influence over fundamental and significant corporate matters and transactions. See "Risk Factors—Risks Related to Our Class A Common Stock and this Offering—Our Sponsors will effectively control our company, and their interests may be different from or conflict with those of our other stockholders" and "Principal Stockholders."

          Avista is a leading private equity firm with over $5 billion of assets under management and offices in New York, NY, Houston, TX and London, UK. Founded in 2005 as a spin-out from the former DLJ Merchant Banking Partners, or DLJMB, franchise, Avista makes controlling or influential minority investments primarily in growth-oriented healthcare, energy, communications and media, industrial and consumer businesses. Through its team of seasoned investment professionals and industry experts, Avista seeks to partner with exceptional management teams to invest in and add value to well-positioned businesses.

          OTPP is the largest single-profession pension plan in Canada, managing C$140.8 billion in net assets as of December 31, 2013. It is an independent organization responsible for investing the pension fund's assets and administering the pensions of Ontario's 307,000 active and retired teachers. OTPP has offices in Toronto, New York, London and Hong Kong. Teachers is the private investment arm of OTPP, managing $14.8 billion in invested capital as of December 31, 2013.

Corporate Reorganization

          Prior to the consummation of this offering, we will effect a corporate reorganization, whereby our direct, wholly-owned subsidiary, INC Intermediate, will merge with and into us, and we will be the surviving entity of such merger. As part of the merger, (i) each currently outstanding share of Class A common stock will be exchanged for one share of new Class B common stock, (ii) each currently outstanding share of Class B common stock will be exchanged for one share of Class D common stock, and (iii) each currently outstanding share of Class C common stock will be exchanged for one share of new Class C common stock. Following the merger and prior to this offering, all of our existing stockholders other than Teachers will convert all of their shares of new Class B common stock into shares of new Class A common stock, we will redeem all of the outstanding shares of new Class C common stock and Class D common stock, and we will amend and restate our certificate of incorporation to eliminate the new Class C common stock and the Class D common stock from our authorized common stock. We will also effect a              for 1 reverse stock split of our common stock. We refer to these steps as the "corporate reorganization." The corporate reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries. See "Corporate Reorganization."

Incremental Term Loans

          In connection with this offering, we intend to borrow $          million of incremental term loans under our $375.0 million credit agreement that we entered into on July 12, 2011, or the 2011 Credit Agreement. We intend to use the proceeds of these borrowings, along with the proceeds of this offering and cash on hand to redeem all of our outstanding 11.5% Senior Notes, or the Notes. See "Description of Material Indebtedness."

 Our Structure

          The diagram below reflects a simplified overview of our organizational structure following the corporate reorganization, incremental term loans and this offering (including the application of the net proceeds therefrom):

(1)
References to our senior secured facilities are to our revolving credit facility and term loan facility under our 2011 Credit Agreement. See "Description of Material Indebtedness—Senior Secured Facilities."

Corporate Information

          We are a Delaware corporation and were incorporated on August 13, 2010. Our principal executive office is located at 3201 Beechleaf Court, Suite 600, Raleigh, North Carolina 27604-1547. Our telephone number at our principal executive office is (919) 876-9300. Our corporate website is www.incresearch.com. The information on our corporate website is not part of, and is not incorporated by reference into, this prospectus.

 THE OFFERING

Class A common stock offered by us	shares ( shares if the underwriters' option to purchase additional shares is exercised in full).
Class A common stock to be outstanding after this offering	shares ( shares if the underwriters' option to purchase additional shares is exercised in full).
Option to purchase additional shares of Class A common stock

The underwriters have the option to purchase up to an additional             shares of Class A common stock from us to cover over-allotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Class B common stock outstanding after this offering	shares.
Voting rights	Each share of the Class A common stock and Class B common stock are entitled to one vote per share, except that Class B common stock will not carry the right to vote on the election of directors.
Conversion rights

The shares of Class B common stock are convertible into Class A common stock, in whole or in part, at any time and from time to time at the option of the holder, on a one-for-one basis, subject to adjustment for any stock splits, combinations or similar events. The shares of Class A common stock are convertible into Class B common stock on a one-for-one basis, in whole or in part, at any time and from time to time at the option of the holder so long as such holder holds Class B common stock following the corporate reorganization, subject to adjustment for any stock splits, combinations or similar events.

Use of proceeds

We estimate that the net proceeds to us from our sale of             shares of Class A common stock in this offering will be approximately $       million, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $             , which is the midpoint of the price range set forth on the cover of this prospectus. We expect to use substantially all of the net proceeds from this offering, $             million of incremental term loans under our 2011 Credit Agreement and approximately $             of cash on our balance sheet to fund the redemption of all of our outstanding Notes and pay related fees and expenses. We expect the repayment of our $300 million outstanding aggregate principal amount of Notes, plus redemption premiums, make-whole interest and related fees and expenses, to result in a cash outflow of $                  upon the consummation of this offering. See "Use of Proceeds."

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future; however, we may change this policy in the future. See "Dividend Policy."
Risk factors

Investing in our Class A common stock involves a high degree of risk. See "Risk Factors" beginning on page 17 of this prospectus for a discussion of factors you should consider carefully before investing in our Class A common stock.

Proposed trading symbol	"INCR."

          Unless otherwise indicated, the number of shares of our common stock outstanding after this offering:

  •
  gives effect to the corporate reorganization, including (i) the conversion of existing Class A common stock into             shares of new Class A common stock (including             shares of new Class B common stock outstanding following the corporate reorganization, which are convertible into shares of our Class A common stock on a one-for-one basis at any time at the option of the holders), and (ii) a             for 1 reverse stock split of our new Class A common stock and new Class B common stock;

  •
  excludes             shares of our Class A common stock issuable upon exercise of outstanding stock options as of             , 2014 with a weighted average exercise price of $          per share;

  •
  excludes             shares of our Class A common stock reserved for future issuance under our 2010 Equity Incentive Plan, or the 2010 Plan; and

  •
  excludes             shares of our Class A common stock reserved for the future issuance under our 2014 Equity Incentive Plan, or the 2014 Plan.

          In addition, except where otherwise stated:

  •
  the information in this prospectus gives effect to our corporate reorganization and incremental term loans as described in "—Corporate Reorganization" and "—Incremental Term Loans";

  •
  the information in this prospectus gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the consummation of this offering; and

  •
  the information in this prospectus assumes no exercise of the underwriters' over-allotment option to purchase up to             additional shares from us.

          Unless otherwise indicated, this prospectus assumes an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus.

 SUMMARY AND PRO FORMA CONSOLIDATED FINANCIAL DATA

          The following tables set forth our summary and pro forma consolidated financial data for the periods ending on and as of the dates indicated. We derived the consolidated statements of operations data for the years ended December 31, 2011, December 31, 2012 and December 31, 2013 from our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2013 and March 31, 2014 and the consolidated balance sheet data as of March 31, 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

          The summary unaudited pro forma data for the periods presented and the unaudited pro forma as adjusted balance sheet data as of March 31, 2014 has been prepared to give pro forma effect to the corporate reorganization, incremental term loans, the sale of our Class A common stock in this offering and the application of the net proceeds therefrom, including the repayment of certain indebtedness, as described in "Use of Proceeds."

          Our historical results are not necessarily indicative of future results of operations. You should read the information set forth below together with "Selected and Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2011(1)	2012	2013	2013	2014
	(in thousands, except per share amounts)
Statement of Operations Data:
Net service revenue	$437,005	$579,145	$652,418	$149,743	$184,700
Reimbursable out-of-pocket expenses	218,981	289,455	342,672	78,226	82,077

Total revenue	655,986	868,600	995,090	227,969	266,777
Direct costs	281,810	392,045	436,688	105,589	122,723
Reimbursable out-of-pocket expenses	218,981	289,455	342,672	78,226	82,077
Selling, general and administrative	93,093	106,439	113,463	26,782	30,226
Restructuring and other costs(2)	27,839	35,380	11,828	2,367	758
Transaction expenses(3)	10,322	—	508	354	2,042
Goodwill impairment(4)	—	4,000	—	—	—
Depreciation and amortization	64,136	78,811	58,473	14,281	14,371

Income (loss) from operations	(40,195)	(37,530)	31,458	370	14,580
Interest expense, net	(65,482)	(62,007)	(60,489)	(14,817)	(15,901)
Other income (expense), net	11,519	4,679	(1,649)	(1,035)	1,378

Income (loss) before provision for income taxes	(94,158)	(94,858)	(30,680)	(15,482)	57
Income tax benefit (expense)	34,611	35,744	(10,849)	(1,264)	(1,609)

Net loss	(59,547)	(59,114)	(41,529)	(16,746)	(1,552)
Class C common stock dividend	4,500	500	500	125	125

Net loss attributable to Class A common stockholders	$(64,047)	$(59,614)	$(42,029)	$(16,871)	$(1,677)

	Year Ended December 31,						Three Months Ended March 31,
	2011(1)		2012		2013		2013		2014
	(in thousands, except per share amounts)
Basic and diluted loss per share attributable to Class A common stockholders		$(0.17)		$(0.14)		$(0.10)		$(0.04)		$0.00
Basic and diluted weighted average Class A common shares outstanding		370,742		441,115		439,511		439,469		438,533
Unaudited Pro Forma Data:
Pro forma net (loss) income attributable to common stockholders(5)	$		$		$		$		$
Pro forma basic net (loss) income per common share(5)
Pro forma diluted net (loss) income per common share(5)
Pro forma weighted average common shares outstanding(5):
Basic
Diluted
Statement of Cash Flow Data:
Net cash (used in) provided by:
Operating activities		$(18,533)		$42,999		$37,270		$(17,706)		$31,210
Investing activities		(369,670)		(15,637)		(18,980)		(3,703)		(6,926)
Financing activities		422,053		(16,269)		(5,575)		1,184		(6,391)
Other Financial Data:
EBITDA(6)		$35,460		$45,960		$88,282		$13,616		$30,329
Adjusted EBITDA(6)		65,450		84,366		105,521		18,017		32,577
Adjusted Net (loss) Income(6)		(3,697)		2,764		15,375		(1,438)		7,046
Diluted Adjusted Net (loss) Income per common share(6)		(0.01)		0.01		0.03		0.00		0.02
Pro forma Adjusted Net Income(6)						—				—
Pro forma diluted Adjusted Net Income per common share(6)						—				—
Capital expenditures		4,763		9,591		17,714		3,703		4,624
Cash dividend paid to Class C stockholders		4,500		500		500		125		125
Operating Data:
Backlog(7)		$1,221,641		$1,324,078		$1,555,232		$1,324,174		$1,695,700
Net new business awards(8)		449,254		681,673		883,538		149,808		322,160
Net Book-to-Bill ratio(8)		1.0x		1.2x		1.4x		1.0x		1.7x

	As of March 31, 2014
	Actual	Pro Forma(10)	Pro Forma As Adjusted(11)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$114,159	$	$
Total assets	1,229,625
Total debt and capital leases(9)	589,584
Total stockholders' equity	273,460

(1)
We acquired Trident Clinical Research Pty Ltd., or Trident, on June 1, 2011 and Kendle International Inc., or Kendle, on July 12, 2011. The financial results of these entities have been included as of and since the date of acquisition. For further details, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Effect of Acquisitions on the Comparability of Our Historical Financial Statements" and Note 3 to our consolidated financial statements included elsewhere in this prospectus.

(2)
Restructuring and other costs consist of (i) severance costs associated with the reduction of our workforce in line with our future business operations and duplicative staff as a result of our acquisitions of Kendle and Trident, and (ii) lease obligation and termination costs in connection with the abandonment and closure of redundant facilities as a result of our restructuring initiatives. Other costs consist primarily of information technology and other consulting and legal fees attributable to our integration of Kendle.

(3)
Transaction expenses of $10.3 million for the year ended December 31, 2011 were related to legal fees, accounting fees and the noncapitalizable portion of bank fees related to our acquisition of Kendle. Transaction expenses of $0.5 million for the year ended December 31, 2013 were related to third-party fees associated with debt refinancing and the legal fees associated with our acquisition of MEK Consulting in March 2014, which we refer to as the MEK Consulting acquisition. For the three months ended March 31, 2013, transaction expenses were $0.4 million of legal fees associated with debt refinancing in February 2013. For the three months ended March 31, 2014, transaction expenses were $2.0 million and consisted of $1.7 million of third-party fees associated with the debt refinancing and $0.3 million of legal fees associated with the MEK Consulting acquisition.

(4)
During the year ended December 31, 2012, we incurred a $4.0 million impairment charge related to the goodwill associated with our Phase I Services reporting unit.

(5)
Pro forma net income and earnings per share:

Unaudited pro forma net (loss) income gives effect to (i) dividends deemed to be in contemplation of an initial public offering, and (ii) the repurchase of all of our outstanding Notes, plus related fees and expenses using the proceeds of the initial public offering of $       , $       of incremental term loans under our 2011 Credit Agreement and $       in existing cash, as described in "Use of Proceeds." Unaudited pro forma earnings per share gives effect to the sale of the number of shares required, using an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover of this prospectus, to (i) fund the deemed payment of dividends assumed to be in contemplation of the initial public offering, (ii) fund the proceeds used to repay the Notes, and (iii) give effect to our corporate reorganization immediately prior to the consummation of this offering. As the number of incremental shares that would have been issued related to the payment of the items listed above exceed the total number of shares to be issued in this offering, we have limited the number of pro forma shares for purposes of calculating the pro forma per share data to the total number of shares to be issued in the offering.

We declared and paid dividends to our Class C stockholders of $0.5 million during 2013 and $0.1 million during the three months ended March 31, 2014. Dividends declared in the year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds to the extent that the dividends exceeded earnings during such period.

  For further details see "Selected and Pro Forma Consolidated Financial Data" included elsewhere in this prospectus.

(6)
We report our financial results in accordance with GAAP. To supplement this information, we also use the following non-GAAP financial measures in this prospectus: EBITDA, Adjusted EBITDA, Adjusted Net Income (including diluted Adjusted Net Income per share) and pro forma Adjusted Net Income (including pro forma diluted Adjusted Net Income per share). For a discussion of the non-GAAP financial measures in this prospectus, see "Non-GAAP Financial Measures." For reconciliations of EBITDA, Adjusted EBITDA, and Adjusted Net Income (including diluted Adjusted Net Income per share) to our closest reported GAAP measures, see "Selected and Pro Forma Consolidated Financial Data."

(7)
Backlog consists of anticipated net service revenue from contract and pre-contract commitments that are supported by written communications. The dollar amount of our backlog consists of anticipated future net service revenue from business awards that either have not started but are anticipated to begin in the next 12 months, or are in process and have not been completed. Backlog has been adjusted to reflect any cancellations or adjustments to the related contracts and changes in the foreign currency exchange rates of awards not denominated in U.S. dollars.

(8)
Net new business awards represent the value of future net service revenue awarded during the period supported by contracts or written pre-contract communications from our customers for projects that have received appropriate internal funding approval, are not contingent upon completion of another trial or event, and are expected to commence within the next 12 months, minus the value of cancellations in the same period. Net book-to-bill ratio represents "net new business awards" divided by net service revenue.

(9)
Includes $3.8 million of unamortized discounts as of March 31, 2014.

(10)
Pro forma information gives effect to our corporate reorganization immediately prior to the consummation of this offering.

(11)
Pro forma as adjusted information gives effect to our corporate reorganization and incremental term loans and adjusts our capitalization to reflect the sale of               shares of our common stock in this offering by us at an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering as described in "Use of Proceeds."

RISK FACTORS

          Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below together with the other information included in this prospectus, including our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, before deciding to purchase our Class A common stock. The occurrence of any of the following risks may materially and adversely affect our business, financial condition, results of operations, cash flows, reputation and future prospects. In this event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

If we do not generate a large number of new business awards, or if new business awards are delayed, terminated, reduced in scope or fail to go to contract, our business, financial condition, results of operations or cash flows may be materially adversely affected.

          Our business is dependent on our ability to generate new business awards from new and existing customers and maintain existing customer contracts for clinical development services and other services. Our inability to generate new business awards on a timely basis and subsequently enter into contracts for such awards could have a material adverse effect on our business, financial condition, results of operations or cash flows.

          The time between when a study is awarded and when it goes to contract is typically several months, and prior to a new business award going to contract, our customers can cancel the award without notice. Once an award goes to contract, the majority of our customers can terminate the contract with 30 days' notice. Our contracts may be delayed or terminated by our customers or reduced in scope for a variety of reasons beyond our control, including but not limited to:

  •
  decisions to forego or terminate a particular trial;

  •
  lack of available financing, budgetary limits or changing priorities;

  •
  actions by regulatory authorities;

  •
  production problems resulting in shortages of the drug being tested;

  •
  failure of products being tested to satisfy safety requirements or efficacy criteria;

  •
  unexpected or undesired clinical results for products;

  •
  insufficient patient enrollment in a trial;

  •
  insufficient principal investigator recruitment;

  •
  shift of business to a competitor or internal resources; or

  •
  product withdrawal following market launch.

          As a result, contract terminations, delays and modifications are a regular part of our business. In the event of termination, our contracts often provide for fees for winding down the project, which include both fees incurred and actual and noncancellable expenditures and may include a fee to cover a percentage of the remaining professional fees on the project. These fees may not be sufficient for us to maintain our margins, and termination may result in lower resource utilization rates and therefore lower operating margins. In addition, cancellation of a clinical trial for the reasons noted above may also result in the unwillingness or inability of our customer to satisfy certain associated accounts receivable, which may in turn result in a material impact to our results of operations and cash flow. Historically, cancellations and delays have negatively impacted our operating results. In addition, we might not realize the full benefits of our backlog if our customers cancel, delay or reduce their commitments to us, which may occur if, among other things, a customer decides to shift its business to a competitor or revoke our status as a preferred provider. Thus, the loss or delay of a large business award or the loss or delay of multiple awards could adversely affect our service revenues and profitability. Additionally, a change in the timing of a new business award could affect the period over which we recognize revenue and reduce our revenue in any one quarter.

Our backlog might not be indicative of our future revenues, and we might not realize all of the anticipated future revenue reflected in our backlog.

          Backlog consists of anticipated net service revenue awarded from contract and pre-contract commitments that are supported by written communications. Once work begins on a project, revenue is recognized over the duration of the project, provided the award has gone to contract. Projects may be canceled or delayed by the customer or delayed by regulatory authorities for reasons beyond our control. To the extent projects are delayed, the timing of our revenue could be adversely affected. In addition, if a customer terminates a contract, we typically would be entitled to receive payment for all services performed up to the termination date and subsequent customer-authorized services related to terminating the canceled project. Typically, however, we have no contractual right to the full amount of the future revenue reflected in our backlog in the event of a contract termination or subsequent changes in scope that reduce the value of the contract. The duration of the projects included in our backlog, and the related revenue recognition, typically range from a few months to several years. Our backlog might not be indicative of our future revenues, and we might not realize all the anticipated future revenue reflected in our backlog. A number of factors may affect backlog, including:

  •
  the size, complexity and duration of projects;

  •
  the cancellation or delay of projects;

  •
  the failure of one or more business awards to go to contract; and

  •
  changes in the scope of work during the course of projects.

          The rate at which our backlog converts to revenue may vary over time. The revenue recognition on larger, more global projects could be slower than on smaller, more regional projects for a variety of reasons, including, but not limited to, an extended period of negotiation between the time the project is awarded to us and the actual execution of the contract, as well as an increased timeframe for obtaining the necessary regulatory approvals. Additionally, delayed projects remain in backlog unless otherwise canceled by the customer, but do not generate revenue at the rate originally expected.

          Our backlog at March 31, 2014 was $1.7 billion. Although an increase in backlog will generally result in an increase in revenues over time, an increase in backlog at a particular point in time does not necessarily correspond directly to an increase in revenues during any particular period, or at all. The extent to which contracts in backlog will result in revenue depends on many factors, including, but not limited to, delivery against project schedules, scope changes, contract terminations and the nature, duration and complexity of the contracts, and can vary significantly over time.

Our operating results have historically fluctuated between fiscal quarters and may continue to fluctuate in the future, which may adversely affect the market price of our stock after this offering.

          Our operating results have fluctuated in previous quarters and years and may continue to vary significantly from quarter to quarter and are influenced by a variety of factors, such as:

  •
  timing of contract amendments for changes in scope that could affect the value of a contract and potentially impact the amount of net new business awards and net service revenues from quarter to quarter;

  •
  commencement, completion, execution, postponement or termination of large contracts;

  •
  contract terms for the billing and recognition of revenue milestones;

  •
  progress of ongoing contracts and retention of customers;

  •
  timing of and charges associated with completion of acquisitions and other events;

  •
  changes in the mix of services delivered, both in terms of geography and type of services;

  •
  potential customer disputes or other issues that may impact the revenue we are able to recognize or the collectability of our related accounts receivable; and

  •
  exchange rate fluctuations.

          Our operating results for any particular quarter are not necessarily a meaningful indicator of future results and fluctuations in our quarterly operating results could negatively affect the market price and liquidity of our shares.

We have a history of net losses which may continue and which may negatively impact our ability to achieve or sustain profitability.

          We have a history of net losses and cannot assure you that we will achieve or sustain profitability on a quarterly or annual basis in the future. For the three months ended March 31, 2014, we incurred a net loss of $1.6 million. We incurred net losses for the years ended December 31, 2011, 2012 and 2013 of $59.5 million, $59.1 million and $41.5 million, respectively. If we cannot improve our profitability, the value of our stock price may be impacted.

If we underprice our contracts, overrun our cost estimates or fail to receive approval for or experience delays in documentation of change orders, our business, financial condition, results of operations or cash flows may be materially adversely affected.

          We price our contracts based on assumptions regarding the scope of work required and cost to complete the work. We bear the financial risk if we initially underprice our contracts or otherwise overrun our cost estimates, which could adversely affect our cash flows and financial performance. In addition, contracts with our customers are subject to change orders, which occur when the scope of work we perform needs to be modified from that originally contemplated in our contract with the customers. This can occur, for example, when there is a change in a key study assumption or parameter or a significant change in timing. We may be unable to successfully negotiate changes in scope or change orders on a timely basis or at all, which could require us to incur cost outlays ahead of the receipt of any additional revenue. In addition, under GAAP, we cannot recognize additional revenue anticipated from change orders until appropriate documentation is received by us from the customer authorizing the change. However, if we incur additional expense in anticipation of receipt of that documentation, we must recognize the expense as incurred. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our business depends on the continued effectiveness and availability of our information systems, including the information systems we use to provide services to our customers, and failures of these systems may materially limit our operations.

          Our information systems comprise systems we have purchased or developed, legacy information systems from organizations we have acquired and, increasingly, due to the global nature of our business and our reliance on information systems (both internal and external) to provide our services, web-enabled and other integrated information systems. In using these information systems, we frequently rely on third-party vendors to provide hosting services, where our infrastructure is dependent upon the reliability of their underlying platforms, facilities and communications systems. We also utilize integrated information systems that we provide customers access to or install for our customers in conjunction with our delivery of services.

          As the breadth and complexity of our information systems continue to grow, we will increasingly be exposed to the risks inherent in maintaining the stability of our legacy systems due to prior customization, attrition of employees or vendors involved in their development, and obsolescence of the underlying technology. Because certain customers and clinical trials may be dependent upon these legacy systems, we also face an increased level of embedded risk in maintaining the legacy systems and limited options to mitigate such risk. We are also exposed to risks associated with the availability of all our information systems, including:

  •
  disruption, impairment or failure of data centers, telecommunications facilities or other key infrastructure platforms, including those maintained by our third-party vendors;

  •
  security breaches of, cyber-attacks on and other failures or malfunctions in our critical application systems or their associated hardware; and

  •
  excessive costs, excessive delays or other deficiencies in systems development and deployment.

          The materialization of any of these risks may impede the processing of data, the delivery of databases and services, and the day-to-day management of our business and could result in the corruption, loss or unauthorized disclosure of proprietary, confidential or other data. While we have disaster recovery plans in place, they might not adequately protect us in the event of a system failure. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins and similar events at our various computer facilities or those of our third-party vendors could result in interruptions in the flow of data to us and from us to our customers. Corruption or loss of data may result in the need to repeat a trial at no cost to the customer, but at significant cost to us, the termination of a contract or damage to our reputation. Additionally, significant delays in system enhancements or inadequate performance of new or upgraded systems once completed could damage our reputation and harm our business. Finally, long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our businesses. As our business continues to expand globally, these types of risks may be further increased by instability in the geopolitical climate of certain regions, underdeveloped and less stable utilities and communications infrastructure, and other local and regional factors. Although we carry property and business interruption insurance which we believe is customary for our industry, our coverage might not be adequate to compensate us for all losses that may occur.

          Unauthorized disclosure of sensitive or confidential data, whether through systems failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose customers. Similarly, we have been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems or those we internally or externally develop for our customers, including a cyber-attack by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date these attacks have not had a material impact on our operations or financial results. Nonetheless, successful attacks in the future could result in negative publicity, significant remediation costs, legal liability and damage to our reputation and could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, our liability insurance might not be sufficient in type or amount to cover us against claims related to security breaches, cyber-attacks and other related breaches.

Our customer or therapeutic area concentration may have a material adverse effect on our business, financial condition, results of operations or cash flows.

          If any large customer decreases or terminates its relationship with us, our business, financial condition, results of operations or cash flows could be materially adversely affected. For the year ended December 31, 2013, our top ten customers based on revenue accounted for approximately 44% of our net service revenue and our top ten customers based on backlog accounted for approximately 59% of our total backlog. Various subsidiaries of Otsuka Holdings Co., Ltd. accounted for approximately 12%, 12% and 15% of our net service revenue in the years ended December 31, 2011, 2012 and 2013, respectively. It is possible that an even greater portion of our revenues will be attributable to a smaller number of customers in the future. Also, consolidation in our potential customer base results in increased competition for important market segments and fewer available customer accounts.

          Additionally, conducting multiple clinical trials for different sponsors in a single therapeutic class involving drugs with the same or similar chemical action may adversely affect our business if some or all of the trials are canceled because of new scientific information or regulatory judgments that affect the drugs as a class. Similarly, marketing and selling products for different sponsors with similar drug action subjects us to risk if new scientific information or regulatory judgment prejudices the products as a class, leading to compelled or voluntary prescription limitations or withdrawal of some or all of the products from the market.

Our business is subject to international economic, political and other risks that could have a material adverse effect on our business, financial condition, results of operations, cash flows or reputation.

          We have operations in many foreign countries, including, but not limited to, countries in the Asia-Pacific region, Europe, Latin America and the Middle East and Africa. As of March 31, 2014, approximately 56.6% of our workforce was located outside of the United States, and for the fiscal year ended December 31, 2013, approximately 28.2% of our net service revenue was billed to locations outside the United States. Our international operations are subject to risks and uncertainties inherent in operating in these regions, including:

  •
  conducting a single trial across multiple countries is complex, and issues in one country, such as a failure to comply with or unanticipated changes to local regulations or restrictions such as restrictions on import or export of clinical trial material or availability of clinical trial data may affect the progress of the trial in the other countries, resulting in delays or potential termination of contracts, which in turn may result in loss of revenue;

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  the United States or other countries could enact legislation or impose regulations or other restrictions, including unfavorable labor regulations, tax policies, data protection regulations or economic sanctions, which could have an adverse effect on our ability to conduct business in or expatriate profits from the countries in which we operate;

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  foreign countries are expanding or may expand their banking regulations that govern international currency transactions, particularly cross-border transfers, which may inhibit our ability to transfer funds into or within a jurisdiction, impeding our ability to pay our principal investigators, vendors and employees, thereby impacting our ability to conduct trials in such jurisdictions;

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  foreign countries are expanding or may expand their regulatory framework with respect to patient informed consent, protection and compensation in clinical trials, additional transparency reporting requirements (similar to the Physician Payment Sunshine Act in the United States), which could delay, inhibit or prohibit our ability to conduct trials in such jurisdictions;

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  the regulatory or judicial authorities of foreign countries might not enforce legal rights and recognize business procedures in a manner in which we are accustomed or would reasonably expect;

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  changes in political and economic conditions, including inflation, may lead to changes in the business environment in which we operate, as well as changes in foreign currency exchange rates;

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  potential violations of existing or newly adopted local laws or anti-bribery laws, such as the United States Foreign Corrupt Practices Act, or FCPA, and the UK Bribery Act of 2010, may cause a material adverse effect on our business, financial condition, results of operations, cash flows or reputation;

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  customers in foreign jurisdictions may have longer payment cycles, and it may be more difficult to collect receivables in those jurisdictions;

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  natural disasters, pandemics or international conflict, including terrorist acts, could interrupt our services, endanger our personnel or cause project delays or loss of trial materials or results;

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  political unrest, such as the current situation in the Ukraine, could delay or disrupt the ability to conduct clinical trials; and

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  foreign governments may enact currency exchange controls that may limit the ability to fund our operations or significantly increase the cost of maintaining operations.

These risks and uncertainties could negatively impact our ability to, among other things, perform large, global projects for our customers. Furthermore, our ability to deal with these issues could be affected by applicable U.S. laws. Any such risks could have an adverse impact on our business, financial condition, results of operations, cash flows or reputation.

Governmental authorities may question our intercompany transfer pricing policies or change their laws in a manner that could increase our effective tax rate or otherwise harm our business.

          As a U.S. company doing business in international markets through subsidiaries, we are subject to foreign tax and intercompany pricing laws, including those relating to the flow of funds between the parent and subsidiaries. Regulators in the United States and in foreign markets closely monitor our corporate structure and how we account for intercompany fund transfers. If regulators challenge our corporate structure, transfer pricing mechanisms or intercompany transfers, our operations may be negatively impacted and our effective tax rate may increase. Tax rates vary from country to country and if regulators determine that our profits in one jurisdiction should be increased, we might not be able to fully utilize all foreign tax credits that are generated, which would increase our effective tax rate. Additionally, the Organization for Economic Cooperation and

Development, or OECD, has issued certain proposed guidelines regarding base erosion and profit sharing. Once these guidelines are formally adopted by the OECD, it is possible that separate taxing jurisdictions may also adopt some form of these guidelines. In such case, we may need to change our approach to intercompany transfer pricing in order to maintain compliance under the new rules. Our effective tax rate may increase or decrease depending on the current location of global operations at the time of the change. Finally, we might not always be in compliance with all applicable customs, exchange control, Value Added Tax and transfer pricing laws despite our efforts to be aware of and to comply with such laws. If these laws change we may need to adjust our operating procedures and our business could be adversely affected.

If we are unable to successfully increase our market share, our ability to grow our business and execute our growth strategies could be materially adversely affected.

          A key element of our growth strategy is increasing our market share both within the clinical development market and in the geographic markets in which we operate. As we grow our market share, we might not have or adequately build the competencies necessary to perform our services satisfactorily or may face increased competition. If we are unable to succeed in increasing our market share, we will be unable to implement this element of our growth strategy, and our ability to grow our business could be adversely affected.

Upgrading the information systems that support our operating processes and evolving the technology platform for our services pose risks to our business.

          Continued efficient operation of our business requires that we implement standardized global business processes and evolve our information systems to enable this implementation. We have continued to undertake significant programs to optimize business processes with respect to our services. Our inability to effectively manage the implementation of new information systems or upgrades and adapt to new processes designed into these new or upgraded systems in a timely and cost-effective manner may result in disruption to our business and negatively affect our operations.

          We have entered into agreements with certain vendors to provide systems development, integration and hosting services that develop or license to us the information technology, or IT, platforms and capacity for programs to optimize our business processes. If such vendors or their products fail to perform as required or if there are substantial delays in developing, implementing and updating our IT platforms, our customer delivery may be impaired, and we may have to make substantial further investments, internally or with third parties, to achieve our objectives. For example, we rely on an external vendor to provide the clinical trial management software used in managing the completion of our customer clinical trials. If that externally provided system is not properly maintained we might not be able to meet the obligations of our contracts or may need to incur significant costs to replace the system or capability. Additionally, our progress may be limited by parties with existing or claimed patents who seek to enjoin us from using preferred technology or seek license payments from us.

          Meeting our objectives is dependent on a number of factors which might not take place as we anticipate, including obtaining adequate technology-enabled services, depending upon our third-party vendors to develop and enhance existing applications to adequately support our business, creating IT-enabled services that our customers will find desirable and implementing our business model with respect to these services. Also, increased IT-related expenditures and our potential inability to anticipate increases in service costs may negatively impact our business, financial condition, results of operations or cash flows.

We are in the process of implementing a new version of our Enterprise Resource Planning system and, if this new system proves ineffective, we may be unable to timely or accurately prepare financial reports or make payments to our principal investigators, vendors and employees, or invoice and collect from our customers.

          We are in the process of implementing a new version of our Enterprise Resource Planning, or ERP, system. Any delay in the implementation of, or disruption in the upgrade of this system could adversely affect our ability to timely and accurately report financial information, including the filing of our quarterly or annual reports with the SEC. Such delay or disruption could also impact our ability to timely or accurately make payments to our principal investigators, vendors and employees, and could also inhibit our ability to invoice and collect from our customers. When we upgrade our ERP system, data integrity problems or other issues may be discovered that if not corrected could impact our business or financial results. In addition, we may experience periodic or prolonged disruption of our financial functions arising out of this conversion, general use of such systems, other periodic upgrades or updates, or other external factors that are outside of our control. If we encounter unforeseen problems with our financial system or related systems and infrastructure, our business, operations, and financial systems could be adversely affected. We may need to implement additional systems or transition to other new systems that require new expenditures in order to function effectively as a public company. There can be no assurance that our implementation of additional systems or transition to new systems will be successful, or that such implementation or transition will not present unforeseen costs or demands on our management.

If we fail to perform our services in accordance with contractual requirements, regulatory standards and ethical considerations, we could be subject to significant costs or liability and our reputation could be harmed.

          We contract with biopharmaceutical companies to perform a wide range of services to assist them in bringing new drugs to market. Our services include monitoring clinical trials, data and laboratory analysis, electronic data capture, or EDC, patient recruitment and other related services. Such services are complex and subject to contractual requirements, regulatory standards and ethical considerations. For example, we must adhere to applicable regulatory requirements such as the United States Food and Drug Administration, or the FDA, current Good Clinical Practice, or GCP, regulations, which govern, among other things, the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials. If we fail to perform our services in accordance with these requirements, regulatory agencies may take action against us or our customers. Such actions may include sanctions such as injunctions or failure of such regulatory authorities to grant marketing approval of products, imposition of clinical holds or delays, suspension or withdrawal of approvals, rejection of data collected in our studies, license revocation, product seizures or recalls, operational restrictions, civil or criminal penalties or prosecutions, damages or fines. Additionally, there is a risk that actions by regulatory authorities, if they result in significant inspectional observations or other measures, could harm our reputation and cause customers not to award us future contracts or to cancel existing contracts. Any such action could have a material adverse effect on our business, financial condition, results of operations, cash flows or reputation.

          Such consequences could arise if, among other things, the following occur:

          Improper performance of our services.    The performance of clinical development services is complex and time-consuming. For example, we may make mistakes in conducting a clinical trial that could negatively impact or obviate the usefulness of the trial or cause the results of the trial to be reported improperly. If the trial results are compromised, we could be subject to significant costs or liability, which could have an adverse impact on our ability to perform our services and our reputation could be harmed. As examples:

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  non-compliance generally could result in the termination of ongoing clinical trials or the disqualification of data for submission to regulatory authorities;

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  compromise of data from a particular trial, such as failure to verify that adequate informed consent was obtained from subjects or improper monitoring of data, could require us to repeat the trial under the terms of our contract at no further cost to our customer, but at a substantial cost to us; and

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  breach of a contractual term could result in liability for damages or termination of the contract.

Large clinical trials can cost hundreds of millions of dollars and improper performance of our services could have a material adverse effect on our financial condition, damage our reputation and result in the termination of current contracts by or failure to obtain future contracts from the affected customer or other customers.

          Interactive Voice/Web Response Technology malfunction.    We develop, maintain and use third-party computer run interactive voice/web response systems to automatically manage the randomization of patients in a given clinical trial to different treatment arms and regulate the supply of investigational drugs, all by means of interactive voice/web response systems. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients which could give rise to patient safety issues, invalidation of the trial or liability claims against us. Furthermore, negative publicity associated with such a malfunction could have an adverse effect on our business and reputation. Additionally, errors in randomization may require us to repeat the trial at no further cost to our customer, but at a substantial cost to us.

          Investigation of customers.    From time to time, one or more of our customers are audited or investigated by regulatory authorities or enforcement agencies with respect to regulatory compliance of their clinical trials, programs or the marketing and sale of their drugs. In these situations, we have often provided services to our customers with respect to the clinical trials, programs or activities being audited or investigated, and we are called upon to respond to requests for information by the authorities and agencies. There is a risk that either our customers or regulatory authorities could claim that we performed our services improperly or that we are responsible for clinical trial or program compliance. If our customers or regulatory authorities make such claims against us and prove them, we could be subject to damages, fines or penalties. In addition, negative publicity regarding regulatory compliance of our customers' clinical trials, programs or drugs could have an adverse effect on our business and reputation.

          Insufficient customer funding to complete a clinical trial.    As noted above, clinical trials can cost hundreds of millions of dollars. There is a risk that we may initiate a clinical trial for a customer, and then the customer becomes unwilling or unable to fund the completion of the trial. In such a situation, notwithstanding the customer's ability or willingness to pay for or otherwise facilitate the completion of the trial, we may be ethically bound to complete or wind down the trial at our own expense.

          In addition to the above U.S. laws and regulations, we must comply with the laws of all countries where we do business, including laws governing clinical trials in the jurisdiction where the trials are performed. Failure to comply with applicable requirements could subject us to regulatory risk, liability and potential costs associated with redoing the trials, which could damage our reputation and adversely affect our operating results.

Any future litigation against us could be costly and time-consuming to defend.

          We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business or pursuant to governmental or regulatory enforcement activity. While we do not believe that the resolution of any currently pending lawsuits against us will, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations or cash flows, litigation to which we subsequently become a party might result in substantial costs and divert management's attention and resources, which might seriously harm our business, financial condition, results of operations and cash flows. Insurance might not cover such claims, might not provide sufficient payments to cover all of the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. In particular, any claim could result in potential liability for us if the claim is outside the scope of the indemnification agreement we have with our customers, our customers do not abide by the indemnification agreement as required or the liability exceeds the amount of any applicable indemnification limits or available insurance coverage. A claim brought against us that is uninsured or underinsured could result in unanticipated costs and could have a material adverse effect on our financial condition, results of operations, cash flows or reputation.

Our business exposes us to potential liability for personal injury or claims that could materially adversely affect our business, financial condition, results of operations, cash flows or reputation.

          Our business involves clinical trial management, which is one of our clinical development service offerings and includes the testing of new drugs on human volunteers. This business exposes us to the risk of liability for personal injury or death to patients resulting from, among other things, possible unforeseen adverse side effects or improper administration of a drug or device. Many of these volunteers and patients are already seriously ill and are at risk of further illness or death. Although we attempt to negotiate indemnification arrangements with our customers or vendors, we might not be able to collect under these arrangements and our exposure could exceed any contractual limits on indemnification. Any claim or liability could have a material adverse effect on our business, financial condition, results of operations, cash flows or reputation.

If our insurance does not cover all of our indemnification obligations and other liabilities associated with our operations, our business, financial condition, results of operations or cash flows may be materially adversely affected.

          We maintain insurance designed to provide coverage for ordinary risks associated with our operations and our ordinary indemnification obligations which we believe to be customary for our industry. The coverage provided by such insurance might not be adequate for all claims we may make or may be contested by our insurance carriers. If our insurance is not adequate or available to pay all claims or exposures associated with our operations, or if we are unable to purchase adequate insurance at reasonable rates in the future, our business, financial condition, results of operations or cash flows may be materially adversely affected.

If we are unable to attract suitable principal investigators and recruit and enroll patients for clinical trials, our clinical development business might suffer.

          The recruitment of principal investigators and patients for clinical trials is essential to our business. Principal investigators are typically located at hospitals, clinics or other sites and supervise the administration of the investigational drug to patients during the course of a clinical trial. Patients generally include people from the communities in which the clinical trials are conducted. Our clinical development business could be adversely affected if we are unable to attract suitable and willing principal investigators or recruit and enroll patients for clinical trials on a consistent basis. The expanding global nature of clinical trials increases the risk associated with attracting suitable principal investigators and patients, especially if these trials are conducted in regions where our resources or experience may be more limited. For example, if we are unable to engage principal investigators to conduct clinical trials as planned or enroll sufficient patients in clinical trials, we might need to expend additional funds to obtain access to more principal investigators and patients than planned or else be compelled to delay or modify the clinical trial plans, which may result in additional costs to us or cancellation of the trial by our customer. If realized, these risks may also inhibit our ability to attract new business, particularly in certain regions.

Many of the costs for our Phase I Services segment are fixed in nature, which could adversely affect our business, financial condition, results of operations and cash flows.

          Since a large amount of the operating costs for our Phase I Services segment are relatively fixed while revenue is subject to fluctuation, moderate variations in the commencement, progress or completion of the Phase I studies in our Phase I Services segment may cause variations in our financial condition, results of operations and cash flows. Expenses must be recognized when incurred and the delay of a contract could adversely affect our service revenues and profitability. Net service revenue from our Phase I Services segment for the year ended December 31, 2013 represented approximately 3.6% of our total net service revenue for that period.

If we lose the services of key personnel or are unable to recruit experienced personnel, our business, financial condition, results of operations, cash flows or reputation could be materially adversely affected.

          Our success substantially depends on the collective performance, contributions and expertise of our senior management team and other key personnel including qualified management, professional, scientific and technical operating staff and business development personnel. There is significant competition for qualified personnel, particularly those with higher educational degrees, in the biopharmaceutical and related services industries. In addition, the close proximity of some of our facilities to offices of our major competitors could adversely impact our ability to successfully recruit and retain key personnel. The departure of any key executive, or our inability to continue to identify, attract and retain qualified personnel or replace any departed personnel in a timely fashion, might impact our ability to grow our business and compete effectively in our industry and might negatively affect our business, financial condition, results of operations, cash flows or reputation.

Exchange rate fluctuations may have a material adverse effect on our business, financial condition, results of operations or cash flows.

          Approximately 27% of our fiscal year 2013 net service revenues were contracted in currencies other than U.S. dollars and 41% of our direct and operating costs are incurred in countries with functional currencies other than U.S. dollars. Our financial statements are reported in U.S. dollars and changes in foreign currency exchange rates could significantly affect our financial condition, results of operations and cash flows. Exchange rate fluctuations between local currencies and the U.S. dollar create risk in several ways, including:

          Foreign Currency Risk from Differences in Customer Contract Currency and Operating Costs Currency.    The majority of our global contracts are denominated in U.S. dollars or Euros while the currency used to fund our operating costs in foreign countries is denominated in various different currencies. Fluctuations in the exchange rates of the currencies we use to contract with our customers and the currencies in which we incur cost to complete those contracts can have a significant impact on our results of operations.

          Foreign Currency Translation Risk.    The revenue and expenses of our international operations are generally denominated in local currencies and translated into U.S. dollars for financial reporting purposes. Accordingly, exchange rate fluctuations will affect the translation of international results into U.S. dollars for purposes of reporting our consolidated results.

          Foreign Currency Transaction Risk.    We are subject to foreign currency transaction risk for fluctuations in exchange rates during the period of time between the consummation and cash settlement of a transaction. We earn revenue from our service contracts denominated in currencies other than U.S. dollars over a period of several months and, in many cases, over several years. Accordingly, exchange rate fluctuations during this period may affect our profitability with respect to such contracts.

          We may limit these risks through exchange rate fluctuation provisions stated in our service contracts, or we may hedge our transaction risk with foreign currency exchange contracts or options. We have not, however, mitigated all of our foreign currency transaction risk, and we may experience fluctuations in financial results from our operations outside the United States and foreign currency transaction risk associated with our service contracts.

Unfavorable economic conditions could have a material adverse effect on our business, financial condition, results of operations or cash flows.

          Unfavorable economic conditions, including disruptions in the credit and capital markets, could have a negative effect on our business, financial condition, results of operations and cash flows. For example, our customers might not be able to raise money to conduct existing clinical trials, or to fund new drug development and related future clinical trials. In addition, economic or market disruptions could negatively impact our vendors, contractors, or principal investigators which might have a negative effect on our business.

Our effective income tax rate may fluctuate, which may adversely affect our results of operations.

          Our effective income tax rate is influenced by our projected profitability in the various taxing jurisdictions in which we operate. Changes in the distribution of profits and losses among taxing jurisdictions may have a significant impact on our effective income tax rate, which in turn could have an adverse effect on our results of operations. Further, we have a full valuation allowance on our net operating loss carryforwards and other net deferred tax assets in the United States and United Kingdom, our principal contracting locations. Accordingly, under GAAP, we do not recognize a tax benefit or expense in current operations for income generated in these jurisdictions. Factors that may affect our effective income tax rate include, but are not limited to:

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  the requirement to exclude from our quarterly worldwide effective income tax calculations the benefit for losses in jurisdictions where no income tax benefit can be recognized;

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  actual and projected full year pre-tax income;

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  the repatriation of foreign earnings to the United States;

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  uncertain tax positions;

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  changes in tax laws in various taxing jurisdictions;

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  audits by taxing authorities;

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  the establishment of valuation allowances against deferred income tax assets if we determine that it is more likely than not that future income tax benefits will not be realized;

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  the release of a previously established valuation allowances against deferred income tax assets if we determine that it is more likely than not that future income tax benefits will be realized; and

  •
  changes in the relative mix and size of clinical studies in various tax jurisdictions.

These changes may cause fluctuations in our effective income tax rate that could adversely affect our results of operations and cause fluctuations in our earnings and earnings per share.

We may be limited in our ability to utilize, or may not be able to utilize, net operating loss, or NOL, carryforwards to reduce our future tax liability.

          As of December 31, 2013, we had U.S. federal NOL carryforwards of $191 million and state NOL carryforwards of $239 million, which may be limited annually due to certain change in ownership provisions of Section 382 of the Internal Revenue Code of 1986, as amended, or the Code. Our federal NOL carryforwards will begin to expire in 2018 and will completely expire in 2033. Our state NOL carryforwards may be used over various periods ranging from one to 20 years. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for a further discussion of our tax loss carryovers and current limitations on our ability to utilize NOLs.

          Future ownership changes within the meaning of Section 382(g) of the Code may subject our tax loss carryforwards to annual limitations which would restrict our ability to use them to offset our taxable income in periods following the ownership changes. In general, the annual use limitation equals the aggregate value of our equity at the time of the ownership change multiplied by a specified tax-exempt interest rate.

          We have had significant financial losses in previous years and, as a result, we currently maintain a full valuation allowance for our deferred tax assets including our federal and state NOL carryforwards.

We have only a limited ability to protect our intellectual property rights, and these rights are important to our success.

          We develop, use and protect our proprietary methodologies, analytics, systems, technologies and other intellectual property. Existing laws of the various countries in which we provide services or solutions offer only limited protection of our intellectual property rights, and the protection in some countries may be very limited. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure agreements, and other contractual arrangements, and copyright and trademark laws, to protect our intellectual property rights. These laws are subject to change at any time and certain agreements might not be fully enforceable, which could further restrict our ability to protect our innovations. Our intellectual property rights might not prevent competitors from independently developing services similar to or duplicative of ours or alleging infringement by us of their intellectual property rights in certain jurisdictions. The steps we take in this regard might not be adequate to prevent or deter infringement or misappropriation of our intellectual property or claims against us for alleged infringement or misappropriation by competitors, former employees or other third parties. Furthermore, we might not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights. Enforcing our rights might also require considerable time, money and oversight, and we might not be successful in enforcing our rights.

If we are unable to successfully integrate potential future acquisitions, our business, financial condition, results of operations and cash flows could be materially adversely affected.

          We have completed a number of acquisitions in the past and anticipate that a portion of our future growth may come from strategic tuck-in acquisitions. The success of any acquisition will depend upon, among other things, our ability to effectively integrate acquired personnel, operations, products and technologies into our business and to retain the key personnel and customers of our acquired businesses. In addition, we may be unable to identify suitable acquisition opportunities or obtain any necessary financing on commercially acceptable terms. We may also spend time and money investigating and negotiating with potential acquisition targets but not complete the transaction. Any acquisition could involve other risks, including, among others, the assumption of additional liabilities and expenses, difficulties and expenses in connection with integrating the acquired companies and achieving the expected benefits, issuances of potentially dilutive securities or interest-bearing debt, loss of key employees of the acquired companies, transaction expenses, diversion of management's attention from other business concerns and, with respect to the acquisition of international companies, the inability to overcome differences in international business practices, language and customs. Our failure to successfully integrate potential future acquisitions could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Potential future investments in our customers' businesses or drugs could have a negative impact on our financial results.

          Although we historically have not engaged in business transactions with our customers other than to provide our services, we may in the future enter into arrangements with our customers or other drug companies in which we take on some of the risk of the potential success or failure of their businesses or drugs, including making strategic investments in our customers or other drug companies, providing financing to customers or other drug companies or acquiring an interest in the revenues from customers' drugs or in entities developing a limited number of drugs. Our financial results would be adversely affected if any such investments or the underlying drugs result in losses or do not achieve the level of success that we anticipate and/or our return or payment from any such drug investment or financing is less than our direct and indirect costs with respect to these arrangements.

Our relationships with existing or potential customers who are in competition with each other may adversely impact the degree to which other customers or potential customers use our services, which may adversely affect our business, financial condition, results of operations or cash flows.

          The biopharmaceutical industry is highly competitive, with biopharmaceutical companies each seeking to persuade payers, providers and patients that their drug therapies are better and more cost-effective than competing therapies marketed or being developed by competing firms. In addition to the adverse competitive interests that biopharmaceutical companies have with each other, biopharmaceutical companies also have adverse interests with respect to drug selection and reimbursement with other participants in the healthcare industry, including payers and providers. Biopharmaceutical companies also compete to be first to market with new drug therapies. We regularly provide services to biopharmaceutical companies who compete with each other, and we sometimes provide services to such customers regarding competing drugs in development. Our existing or future relationships with our biopharmaceutical customers may therefore deter other biopharmaceutical customers from using our services or may result in our customers seeking to place limits on our ability to serve other biopharmaceutical industry participants. In addition, our further expansion into the broader healthcare market may adversely impact our relationships with biopharmaceutical customers, and such customers may elect not to use our services, reduce the scope of services that we provide to them or seek to place restrictions on our ability to serve customers in the broader healthcare market with interests that are adverse to theirs. Any loss of customers or reductions in the level of revenues from a customer could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our results of operations may be adversely affected if we fail to realize the full value of our goodwill and intangible assets.

          As of March 31, 2014, we had goodwill and net intangible assets of $790.4 million, which constituted approximately 64% of our total assets at the end of this period. We periodically (at least annually unless triggering events occur that cause an interim evaluation) evaluate goodwill and other acquired intangible assets for impairment. Any future determination requiring the write off of a portion of our goodwill or other acquired intangible assets could adversely affect our business, financial condition, and results of operations. If we are not able to realize the value of the goodwill and indefinite-lived intangible assets, we may be required to incur material charges relating to the impairment of those assets. During the year ended December 31, 2012, we recorded a goodwill impairment charge of $4.0 million associated with our Phase I Services reporting unit. Additionally, our Global Consulting and Phase I Services reporting units are currently being evaluated for impairment due to their operating results substantially underperforming our expectations, resulting in a triggering event under GAAP during the second quarter of 2014 requiring evaluation of a potential impairment of the goodwill. Our assessment of any potential impairment is not yet complete. As of March 31, 2014, goodwill and intangible assets associated with these two reporting units represented $31.5 million. Such impairment charges in the future could materially and adversely affect our business, financial condition, results of operations and cash flows.

We face risks arising from the restructuring of our operations which could adversely affect our business, financial condition, results of operations, cash flows or reputation.

          From time to time, we have adopted cost savings initiatives to improve our operating efficiency through various means such as reduction of overcapacity, primarily in our costs of services (billable) function, or other realignment of resources. For example, in March 2013, we adopted a plan to better align headcount and costs with current geographic sources and mix of revenue. The plan was completed by December 31, 2013 and involved the elimination of approximately 325 employee and contract positions. Similarly, in March 2012, in addition to synergies directly related to our acquisition of Kendle, we initiated a restructuring plan to align headcount with our existing book of business that led to a reduction in global headcount of approximately 250 employees. In order to realize the synergies related to our acquisition of Kendle and the cost savings from these additional staff realignment initiatives, we incurred significant one-time costs, which consist primarily of severance, retention bonuses, professional fees, IT transition costs, facility closure costs, legal expenses and various other costs. During the years ended December 31, 2013 and December 31, 2012, we incurred total pre-tax charges of $11.8 million and $35.4 million, respectively, associated with our restructuring initiatives. Restructuring presents significant potential risks of events occurring that could adversely affect us, including a decrease in employee morale, a greater number of employment claims, the failure to achieve targeted cost savings and the failure to meet operational targets and customer requirements due to the loss of employees and any work stoppages that might occur, which, individually or in aggregate, could have a material adverse effect on our business, financial condition, results of operations, cash flows or reputation.

We operate in many different jurisdictions and we could be adversely affected by violations of the FCPA, UK Bribery Act of 2010 and/or similar worldwide anti-corruption laws.

          The FCPA, UK Bribery Act of 2010 and similar worldwide anti-corruption laws prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate in many parts of the world that have experienced corruption to some degree, and in certain circumstances, anti-corruption laws have appeared to conflict with local customs and practices. Despite our training and compliance programs, we cannot assure that our internal control policies and procedures will protect us from acts in violation of anti-corruption laws committed by persons associated with us. Our continued expansion outside the United States, including in developing countries, could increase such risk in the future. Violations of these laws, or even allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations, cash flows or reputation.

The failure of third parties to provide us critical support services could adversely affect our business, financial condition, results of operations, cash flows or reputation.

          We depend on third parties for support services vital to our business. Such support services include, but are not limited to, laboratory services, third-party transportation and travel providers, freight forwarders and customs brokers, drug depots and distribution centers, suppliers or contract manufacturers of drugs for patients participating in clinical trials, and providers of licensing agreements, maintenance contracts or other services. In addition, we also rely on third-party CROs and other contract clinical personnel for clinical services either in regions where we have limited resources, or in cases where demand cannot be met by our internal staff. The failure of any of these third parties to adequately provide us critical support services could have a material adverse effect on our business, financial condition, results of operations, cash flows or reputation.

The operation of our Phase I clinical facility and the services we provide there including direct interaction with clinical trial patients or volunteers could create potential liability that may adversely affect our business, financial condition, results of operations, cash flows and reputation.

          We operate one facility where Phase I clinical trials are conducted. Phase I clinical trials ordinarily involve testing an investigational drug on a limited number of healthy individuals, typically 20 to 120 persons, to evaluate its safety, determine a safe dosage range and identify side effects. Some of these trials involve the administration of investigational drugs to known substance abusers. Failure to operate such a facility in accordance with applicable regulations could result in that facility being shut down, which could disrupt our operations and adversely affect our business, financial condition, results of operations, cash flows and reputation. Additionally, we face risks resulting from the administration of drugs to volunteers, including adverse events, and the professional malpractice of medical care providers. We also directly employ nurses and other trained employees who assist in implementing the testing involved in our clinical trials, such as drawing blood from healthy volunteers. Any professional malpractice or negligence by such principal investigators, nurses or other employees could potentially result in liability to us in the event of personal injury to or death of a volunteer in clinical trials. This liability, particularly if it were to exceed the limits of any indemnification agreements and insurance coverage we may have, may adversely affect our business and financial condition, results of operations, cash flows and reputation.

Risks Related to Our Industry

We face intense competition in many areas of our business and, if we do not compete effectively, our business may be harmed.

          The CRO industry is highly competitive. We often compete for business with other CROs and internal development departments, some of which could be considered large CROs in their own right. We also compete with universities and teaching hospitals. Some of these competitors have greater financial resources and a wider range of service offerings over a greater geographic area than we do. If we do not compete successfully, our business will suffer. The industry is highly fragmented, with numerous smaller specialized companies and a handful of full-service companies with global capabilities similar to ours. Increased competition has led to price and other forms of competition, such as acceptance of less favorable contract terms, which could adversely affect our operating results. In recent years our industry has experienced consolidation and a number of "going private" transactions. This trend is likely to produce more competition from the resulting larger companies, and ones without the cost pressures of being public, for both customers and acquisition candidates. In addition, there are few barriers to entry for smaller specialized companies considering entering the industry. Because of their size and focus, small CROs might compete effectively against larger companies such as us, especially in lower cost geographic areas, which could have a material adverse effect on our business.

Outsourcing trends in the biopharmaceutical industry and changes in aggregate spending and research and development budgets could adversely affect our operating results and growth rate.

          Our revenues depend on the level of R&D expenditures, size of the drug-development pipelines and outsourcing trends of the biopharmaceutical industry, including the amount of such R&D spend that is outsourced and subject to competitive bidding among CROs. Accordingly, economic factors and industry trends that affect biopharmaceutical companies affect our business. Biopharmaceutical companies continue to seek long-term strategic collaborations with global CROs with favorable pricing terms. Competition for these collaborations is intense and we might not be selected, in which case a competitor may enter into the collaboration and our business with the customer, if any, may be limited. Our success depends in part on our ability to establish and maintain preferred provider relationships with large biopharmaceutical companies. Our failure to develop or maintain these preferred provider relationships could have a material adverse effect on our business and results of operations. Furthermore, in order to obtain preferred provider relationships, we may have to reduce the prices for our services, which could negatively impact our gross margin for these services.

          In addition, if the biopharmaceutical industry reduces its outsourcing of clinical trials or such outsourcing fails to grow at projected rates, our business, financial condition, results of operations and cash flows could be materially and adversely affected. We may also be negatively impacted by consolidation and other factors in the biopharmaceutical industry, which may slow decision making by our customers, result in the delay or cancellation of existing projects, cause reductions in overall R&D expenditures, or lead to increased pricing pressures. Further, in the event that one of our customers combines with a company that is using the services of one of our competitors, the combined company could decide to use the services of that competitor or another provider. All of these events could adversely affect our business, financial condition, cash flows or results of operations.

If we fail to comply with federal, state, and foreign healthcare laws, including fraud and abuse laws, we could face substantial penalties and our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

          Even though we do not and will not order healthcare services or bill directly to Medicare, Medicaid or other third-party payers, certain federal and state healthcare laws and regulations pertaining to fraud and abuse are and will be applicable to our business. We could be subject to healthcare fraud and abuse laws of both the federal government and the states in which we conduct our business. Because of the breadth of these laws and the narrowness of available statutory and regulatory exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If we or our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, imprisonment, and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business and our financial results.

We may be affected by healthcare reform and potential additional reforms which may adversely impact the biopharmaceutical industry and reduce the need for our services or negatively impact our profitability.

          Numerous government bodies are considering or have adopted healthcare reforms and may undertake, or are in the process of undertaking, efforts to control healthcare costs through legislation, regulation and agreements with healthcare providers and biopharmaceutical companies, including many of our customers. By way of example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or, collectively, the Affordable Care Act, was signed into law. Among other things, this law imposes cost-containment measures intended to reduce or constrain the growth of healthcare spending, enhances remedies against healthcare fraud and abuse, adds new requirements for biopharmaceutical companies to disclose payments to physicians, including principal investigators, imposes new taxes and fees on biopharmaceutical manufacturers and imposes additional health policy reforms. We are uncertain as to the full effect of these reforms on our business at this time and are unable to predict what legislative proposals, if any, will be adopted in the future. If regulatory cost-containment efforts limit the profitability of new drugs by, for example, continuing to place downward pressure on pharmaceutical pricing and/or increasing regulatory burdens and operating costs of the biopharmaceutical industry, our customers may reduce their R&D spending, which could reduce the business they outsource to us. Similarly, if regulatory requirements are relaxed or simplified drug approval procedures are adopted, the demand for our services could decrease.

          In addition, government bodies have adopted and may continue to adopt new healthcare legislation or regulations that are more burdensome than existing regulations. For example, product safety concerns and recommendations by the Drug Safety Oversight Board could change the regulatory environment for drug products, and new or heightened regulatory requirements may increase our expenses or limit our ability to offer some of our services. We might have to incur additional costs to comply with these or other new regulations, and failure to comply could harm our financial condition, results or operations, cash flows, and reputation. Additionally, new or heightened regulatory requirements may have a negative impact on the ability of our customers to conduct industry-sponsored clinical trials, which could reduce the need for our post-approval development services.

Current and proposed laws and regulations regarding the protection of personal data could result in increased risks of liability or increased cost to us or could limit our service offerings.

          The confidentiality, collection, use and disclosure of personal data, including clinical trial patient-specific information, are subject to governmental regulation generally in the country in which the personal data was collected or used. For example, U.S. federal regulations under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health, or HITECH, Act, or collectively, HIPAA, generally require individuals' written authorization, in addition to any required informed consent, before protected health information, or PHI, may be used for research and such regulations specify standards for de-identifications and for limited data sets. We may also be subject to applicable state privacy and security laws and regulations in states in which we operate. We are indirectly affected by the privacy provisions surrounding individual authorizations because many principal investigators with whom we are involved in clinical trials are directly subject to them as a HIPAA "covered entity." In addition, we obtain identifiable health information from third parties that are subject to such regulations. While we do not believe we are a "business associate" under HIPAA, regulatory agencies may disagree. Because of amendments to the HIPAA data security and privacy rules that were promulgated on January 25, 2013, some of which went into effect on March 26, 2013, there are some instances where HIPAA "business associates" of a "covered entity" may be directly liable for breaches of PHI and other HIPAA violations. These amendments may subject "business associates" to HIPAA's enforcement scheme, which, as amended, can yield up to $1.5 million in annual civil penalties for each HIPAA violation.

          In the European Union, or EU, personal data includes any information that relates to an identified or identifiable natural person with health information carrying additional obligations, including obtaining the explicit consent from the individual for collection, use or disclosure of the information. In addition, we are subject to EU rules with respect to cross-border transfers of such data out of the EU. The United States, the EU and its member states, and other countries where we have operations, such as Japan, South Korea, Malaysia, the Philippines, Russia and Singapore, continue to issue new privacy and data protection rules and regulations that relate to personal data and health information. Failure to comply with certain certification/registration and annual re-certification/registration provisions associated with these data protection and privacy regulations and rules in various jurisdictions, or to resolve any serious privacy or security complaints, could subject us to regulatory sanctions, delays in clinical trials, criminal prosecution or civil liability. Federal, state and foreign governments may propose or have adopted additional legislation governing the collection, possession, use or dissemination of personal data, such as personal health information, and personal financial data as well as security breach notification rules for loss or theft of such data. Additional legislation or regulation of this type might, among other things, require us to implement new security measures and processes or bring within the legislation or regulation de-identified health or other personal data, each of which may require substantial expenditures or limit our ability to offer some of our services. Additionally, if we violate applicable laws, regulations or duties relating to the use, privacy or security of personal data, we could be subject to civil liability or criminal prosecution, be forced to alter our business practices and suffer reputational harm. In the next few years, the European data protection framework may be revised as a generally applicable data regulation. The text has not yet been finalized, but it contains new provisions specifically directed at the processing of health information, sanctions of up to 2% of worldwide gross revenue and extra-territoriality measures intended to bring non-EU companies under the proposed regulation.

Actions by regulatory authorities or customers to limit the scope of or withdraw an approved drug from the market could result in a loss of revenue.

          Government regulators have the authority, after approving a drug or device, to limit its indication for use by requiring additional labeled warnings or to withdraw the drug or device's approval for its approved indication based on safety concerns. Similarly, customers may act to voluntarily limit the availability of approved drugs or devices or withdraw them from the market after we begin our work. If we are providing services to customers for drugs or devices that are limited or withdrawn, we may be required to narrow the scope of or terminate our services with respect to such drugs or devices, which would prevent us from earning the full amount of service revenue anticipated under the related service contracts.

If we do not keep pace with rapid technological change, our services may become less competitive or obsolete.

          The biopharmaceutical industry generally, and drug development and clinical research more specifically, are subject to rapid technological change. Our current competitors or other businesses might develop technologies or services that are more effective or commercially attractive than, or render obsolete, our current or future technologies and services. If our competitors introduce superior technologies or services and if we cannot make enhancements to remain competitive, our competitive position would be harmed. If we are unable to compete successfully, we may lose customers or be unable to attract new customers, which could lead to a decrease in our revenue and have an adverse impact on our financial condition.

          In addition, the operation of our business relies on IT infrastructure and systems delivered across multiple platforms. The failure of our systems to perform could severely disrupt our business and adversely affect our results of operations. Our systems are also vulnerable to demise from natural or manmade disasters, terrorist attacks, computer viruses or hackers, power loss or other technology system failures. These events could adversely affect our business or results of operations.

Risks Related to Our Indebtedness

Our substantial debt could adversely affect our financial condition.

          On a pro forma basis, after giving effect to this offering, the incremental term loans and the use of proceeds therefrom, as of March 31, 2014, our total principal amount of indebtedness would have been approximately $         . In addition, we would have had up to $         of additional borrowing capacity available under our senior secured facilities. Our substantial indebtedness could adversely affect our financial condition and thus make it more difficult for us to satisfy our obligations with respect to our senior secured facilities. If our cash flow is not sufficient to service our debt and adequately fund our business, we may be required to seek further additional financing or refinancing or dispose of assets. We might not be able to influence any of these alternatives on satisfactory terms or at all. Our substantial indebtedness could also:

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  increase our vulnerability to adverse general economic, industry or competitive developments;

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  require us to dedicate a more substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, investments, acquisitions, capital expenditures, and other general corporate purposes;

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  limit our ability to make required payments under our existing contractual commitments, including our existing long-term indebtedness;

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  limit our ability to fund a change of control offer;

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  require us to sell certain assets;

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  restricting us from making strategic investments, including acquisitions or causing us to make non-strategic divestitures;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  place us at a competitive disadvantage compared to our competitors that have less debt;

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  cause us to incur substantial fees from time to time in connection with debt amendments or refinancings;

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  increase our exposure to rising interest rates because a portion of our borrowings is at variable interest rates; and

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  limit our ability to borrow additional funds or to borrow on terms that are satisfactory to us.

Despite our level of indebtedness, we are able to incur more debt and undertake additional obligations. Incurring such debt or undertaking such additional obligations could further exacerbate the risks to our financial condition.

          We may be able to incur substantial additional indebtedness in the future. Although covenants under the credit agreement governing our senior secured facilities limit our ability to incur certain additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. To the extent we incur additional indebtedness, the risks associated with our leverage described above, including our possible inability to service our debt obligations would increase.

Servicing our debt will require a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

          Our ability to make payments on and refinance our debt, make strategic acquisitions and to fund capital expenditures depends on our ability to generate cash flow in the future. To some extent, our ability to generate future cash flow is subject to general economic, financial, competitive and other factors that are beyond our control. We cannot assure you that:

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  our business will generate sufficient cash flow from operations;

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  we will continue to realize the cost savings, revenue growth and operating improvements that resulted from the execution of our long-term strategic plan; or

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  future sources of funding will be available to us in amounts sufficient to enable us to fund our liquidity needs.

          We also may experience difficulties repatriating cash from foreign subsidiaries and accounts due to law, regulation or contracts which could further constrain our liquidity. If we cannot fund our liquidity needs, we will have to take actions such as reducing or delaying capital expenditures, marketing efforts, strategic acquisitions, investments and alliances, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable or favorable terms, or at all, or that they would permit us to meet our scheduled debt service obligations. Any inability to generate sufficient cash flow or refinance our debt on favorable terms could have a material adverse effect on our financial condition. In addition, if we incur additional debt, the risks associated with our substantial leverage, including the risk that we will be unable to service our debt or generate enough cash flow to fund our liquidity needs, could intensify.

Covenant restrictions under our senior secured facilities may limit our ability to operate our business.

          The agreement governing our senior secured facilities contains covenants that may restrict our ability to, among other things, borrow money, pay dividends, make capital expenditures, make strategic acquisitions and effect a consolidation, merger or disposal of all or substantially all of our assets. Although the covenants in our senior secured facilities are subject to various exceptions, we cannot assure you that these covenants will not adversely affect our ability to finance future operations or capital needs or to engage in other activities that may be in our best interest. In addition, in certain circumstances, our long-term debt requires us to maintain a specified financial ratio and satisfy certain financial condition tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. A breach of any of these covenants could result in a default under our senior secured facilities. If an event of default under our senior secured facilities occurs, the lenders thereunder could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In such case, we might not have sufficient funds to repay all the outstanding amounts. In addition, our senior secured facilities are secured by first priority security interests on substantially all of our real and personal property, including the capital stock of certain of our subsidiaries. If an event of default under our senior secured facilities occurs, the lenders thereunder could exercise their rights under the related security documents. Any acceleration of amounts due under the senior secured facilities or the substantial exercise by the lenders of their rights under the security documents would likely have a material adverse effect on us.

Interest rate fluctuations may have a material adverse effect on our business, financial condition, results of operations and cash flows.

          Because we have variable rate debt, fluctuations in interest rates may affect our business, financial condition, results of operations and cash flows. We may attempt to minimize interest rate risk and lower our overall borrowing costs through the utilization of derivative financial instruments, primarily interest rate swaps. As of March 31, 2014, we had approximately $291.0 million of total indebtedness with variable interest rates that only vary to the extent the three month LIBOR is over one percent.

Risks Related to Our Class A Common Stock and this Offering

We will incur increased costs and obligations as a result of being a public company.

          As a privately held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we were not required to incur as a privately held company, particularly after we are no longer an emerging growth company as defined under the JOBS Act. After this offering, we will be required to comply with the requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, the Dodd-Frank Act, the listing requirements of the New York Stock Exchange, or NYSE, or NASDAQ Global Market, or NASDAQ, and other applicable securities rules and regulations. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results with the SEC. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a public company, we will, among other things:

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  prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable NYSE or NASDAQ rules;

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  create or expand the roles and duties of our board of directors, or our Board, and committees of the Board;

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  institute more comprehensive financial reporting and disclosure compliance functions;

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  enhance our investor relations function;

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  establish new internal policies, including those relating to disclosure controls and procedures; and

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  involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a significant commitment of additional resources. We might not be successful in complying with these obligations and the significant commitment of resources required for complying with them could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The requirements applicable to public companies may strain our resources and divert management's attention.

          Following the consummation of this offering, we will be subject to various regulatory and reporting requirements, including those of the SEC and the NYSE or NASDAQ. These requirements include record keeping, financial reporting and corporate governance rules and regulations. Our internal infrastructure might not be adequate to support our increased reporting obligations, and we may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome our lack of internal resources or other resources. If our internal infrastructure is inadequate, we are unable to engage outside consultants or are otherwise unable to fulfill our public company obligations, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

          The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management's attention might be diverted from other business concerns. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of Sarbanes-Oxley, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our stock price, reputation, business, financial condition, results of operations and cash flows.

          As a privately held company, we have not been required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC as a public company, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of Sarbanes-Oxley until we are no longer an emerging growth company. Once we are no longer an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation of our existing controls and the incurrence of significant additional expenditures.

          We are in the process of designing, implementing, and testing the internal control over our financial reporting in order to comply with this obligation, which process is time consuming, costly, and complicated. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that cause us to incur significant costs and cause distractions from our business objectives and we might not be able to remediate deficiencies in time to meet the deadlines imposed by Sarbanes-Oxley for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the implementation of any required improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. Further, material weaknesses or significant deficiencies in our internal controls over financial reporting may exist or otherwise be discovered in the future. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with the applicable provisions of Section 404. Furthermore, failure to achieve and maintain an effective internal control environment could limit our ability to report our financial results accurately and timely, result in misstatements and restatements of our consolidated financial statements, cause investors to lose confidence and have a material adverse effect on our stock price, reputation, business, financial condition, results of operations and cash flows.

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations and pay any dividends.

          We have no direct operations and no significant assets other than ownership of 100% of the capital stock of our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, and to pay any dividends with respect to our Class A common stock. Legal and contractual restrictions in our senior secured facilities and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our Class A common stock or other obligations. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and cash flows.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

          As an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. To the extent we choose to do so, our financial statements might not be comparable to companies that comply with such new or revised accounting standards. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile.

We are a "controlled company" within the meaning of the NYSE or NASDAQ rules and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. Our stockholders will not have the same protections afforded to stockholders of companies that are subject to such requirements.

          Following this offering, the Sponsors will together continue to control a majority of the voting power of our outstanding Class A common stock. As a result, we are a "controlled company" within the meaning of the corporate governance standards of the NYSE or NASDAQ. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

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  the requirement that a majority of our Board consist of independent directors;

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  the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, or otherwise have director nominees selected by vote of a majority of the independent directors;

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  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Additionally, we only are required to have one independent audit committee member upon the listing of our Class A common stock on the NYSE or NASDAQ, a majority of independent audit committee members within 90 days from the date of listing and all independent audit committee members within one year from the date of listing. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE or NASDAQ.

          The Sponsors are not subject to any contractual obligation to retain their controlling interest, except that they have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our Class A common stock or other capital stock or other securities exercisable or convertible therefor for a period of at least 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters in this offering. Except for this brief period, there can be no assurance as to the period of time during which the Sponsors will maintain their ownership of our Class A common stock following the offering. As a result, there can be no assurance as to the period of time during which we will be able to avail ourselves of the controlled company exemptions.

Our Sponsors will effectively control our company, and their interests may be different from or conflict with those of our other stockholders.

          After the consummation of this offering, the Sponsors will collectively beneficially own         % of our outstanding Class A common stock, or         % of our outstanding Class A common stock if the underwriters fully exercise their option to purchase additional shares. As a consequence, the Sponsors will be able to exert a significant degree of influence or actual control over our management and affairs and will control matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. Additionally, the Sponsors are and, following the completion of this offering, will continue to be parties to a stockholders agreement, or the Stockholders Agreement. The Stockholders Agreement, among other things, imposes certain transfer restrictions on the shares held by such stockholders and requires such stockholders to vote in favor of certain nominees to our Board. For a discussion of the Stockholders Agreement, see "Certain Relationships and Related Person Transactions." The interests of the Sponsors might not always coincide with our interests or the interests of our other stockholders. For instance, this concentration of ownership and/or the restrictions imposed by the Stockholders Agreement may have the effect of delaying or preventing a change in control of us otherwise favored by our other stockholders and could depress our stock price.

          The Sponsors each make investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsors may also pursue, for its own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities might not be available to us. Our organizational documents contain provisions renouncing any interest or expectancy held by our directors affiliated with the Sponsors in certain corporate opportunities. Accordingly, the interests of the Sponsors may supersede ours, causing the Sponsors or their affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. Such actions on the part of the Sponsors and inaction on our part could have a material adverse effect on our business, financial condition, results of operations and cash flows.

          Upon the consummation of this offering, nominees of the Sponsors will occupy         seats on our Board. Since the Sponsors could invest in entities that directly or indirectly compete with us, when conflicts arise between the interests of the Sponsors and the interests of our stockholders, these directors may not be disinterested.

Provisions of our corporate governance documents and Delaware law could make an acquisition of our company more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

          Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board. Because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. Among others, these provisions include, (1) our ability to issue preferred stock without stockholder approval, (2) the requirement that our stockholders may not act without a meeting, (3) requirements for advance notification of stockholder nominations and proposals contained in our bylaws, (4) the absence of cumulative voting for our directors, (5) requirements for stockholder approval of certain business combinations and (6) the limitations on director nominations contained in our Stockholders Agreement. See "Description of Capital Stock" for more detail.

          Additionally, Section 203 of the Delaware General Corporation Law, or the DGCL, prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The existence of the foregoing provision could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock.

There is no existing market for our Class A common stock, and we do not know if one will develop to provide you with adequate liquidity.

          Prior to this offering, there has not been a public market for our Class A common stock. An active market for our Class A common stock might not develop following the consummation of this offering, or if it does develop, might not be maintained. If an active trading market does not develop, you may have difficulty selling any of our Class A common stock that you buy. The initial public offering price for the shares of our Class A common stock will be determined by negotiations between us and the representatives of the underwriters and might not be indicative of prices that will prevail in the open market following this offering. Consequently, you might not be able to sell shares of our Class A common stock at prices equal to or greater than the initial public offering price.

Our stock price might fluctuate significantly, which could cause the value of your investment in our Class A common stock to decline, and you might not be able to resell your shares at a price at or above the initial public offering price.

          Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock regardless of our results of operations. The trading price of our Class A common stock is likely to be volatile and subject to significant price fluctuations in response to many factors, including:

  •
  market conditions or trends in our industry, including with respect to the regulatory environment, or the economy as a whole;

  •
  fluctuations in quarterly operating results, as well as differences between our actual financial and operating results and those expected by investors;

  •
  changes in key personnel;

  •
  entry into new markets;

  •
  announcements by us or our competitors of new service offerings or significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

  •
  actions by competitors;

  •
  changes in operating performance and stock market valuations of other companies;

  •
  investors' perceptions of our prospects and the prospects of the industry;

  •
  the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

  •
  announcements related to litigation;

  •
  guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

  •
  changes in financial estimates or ratings by any securities analysts who follow our Class A common stock, our failure to meet these estimates or the failure of those analysts to initiate or maintain coverage of our Class A common stock;

  •
  changes in the credit ratings of our debt;

  •
  the development and sustainability of an active trading market for our Class A common stock;

  •
  investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

  •
  future sales of our Class A common stock by our officers, directors and significant stockholders;

  •
  other events or factors, including those resulting from system failures and disruptions, earthquakes, hurricanes, war, acts of terrorism, other natural disasters or responses to these events; and

  •
  changes in accounting principles.

These and other factors may cause the market price and demand for shares of our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of our Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In that event, the price of our Class A common stock would likely decrease. In the past, when the market price of a stock has been volatile, security holders have often instituted class action litigation against the company that issued the stock. If we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted from the operation of our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Future sales of our Class A common stock in the public market could cause the market price of our Class A common stock to decrease significantly.

          Sales of substantial amounts of our Class A common stock in the public market following this offering by our existing stockholders, upon the exercise of stock options granted or by persons who acquire shares in this offering may cause the market price of our Class A common stock to decrease significantly. The perception that such sales could occur could also depress the market price of our Class A common stock. Any such sales could also create public perception of difficulties or problems with our business and might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and price that we deem appropriate.

          Upon the consummation of this offering, we will have         outstanding shares of Class A common stock, of which:

  •
  shares are shares that we are selling in this offering and, unless purchased by affiliates, may be resold in the public market immediately after this offering; and

  •
  shares will be "restricted securities," as defined under Rule 144 under the Securities Act, and be eligible for sale in the public market subject to the requirements of Rule 144; of these,         shares are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus and the remainder will become available for resale in the public market immediately following this offering.

          The lock-up agreements with the underwriters of this offering prohibit a stockholder from selling, contracting to sell or otherwise disposing of any Class A common stock or securities that are convertible or exchangeable for Class A common stock or entering into any arrangement that transfers the economic consequences of ownership of our Class A common stock for at least 180 days from the date of the prospectus filed in connection with this offering, although the representatives may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Upon a request to release any shares subject to a lock-up, the representatives would consider the particular circumstances surrounding the request including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our Class A common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least 180 days after the date of this prospectus. See "Shares Eligible for Future Sale" and "Underwriting."

          As restrictions on resale expire or as shares are registered, our share price could drop significantly if the holders of these restricted or newly registered shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and at a price that we deem appropriate.

          See the information under the heading "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sales upon consummation of this offering.

We do not expect to pay any cash dividends for the foreseeable future.

          We do not anticipate that we will pay any dividends to holders of our Class A common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our Board and will depend on our financial condition, capital requirements, legal requirements, earnings and other factors. Our ability to pay dividends is restricted by the terms of our senior secured facilities and might be restricted by the terms of any indebtedness that we incur in the future. Consequently, you should not rely on dividends in order to receive a return on your investment. See "Dividend Policy."

If securities analysts or industry analysts downgrade our shares, publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

          The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our shares or our competitors' stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. As a result, the market price for our Class A common stock may decline below the initial public offering price and you might not be able to resell your shares of our Class A common stock at or above the initial public offering price.

If you purchase shares of Class A common stock sold in this offering, you will incur immediate and substantial dilution.

          The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting the book value of our liabilities. Based on our pro forma net tangible book value as of March 31, 2014 and assuming an offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in the amount of $             per share. See "Dilution."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contains forward looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward looking statements. The words "believe," "may," "might," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "should," "expect" and similar expressions are intended to identify forward looking statements. Examples of forward-looking statements include, but are not limited to, statements we make regarding: (i) trends in R&D spending, outsourcing penetration rates and the incremental growth of the late-stage clinical development services market relative to the overall market; (ii) fast growing therapeutic areas and (iii) the continuous enhancement of our Trusted Process® to deliver superior outcomes. Forward looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs. These forward looking statements are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statements we may make. In light of these risks, uncertainties and assumptions, the forward looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. We caution you therefore against relying on these forward-looking statements.

          Some of the key factors that could cause actual results to differ from our expectations include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

  •
  our failure to generate a large number of new business awards and the risk of delay, termination, reduction in scope or failure to go to contract of our business awards;

  •
  the failure to convert backlog to revenue;

  •
  fluctuation in our results between fiscal quarters and years;

  •
  our history of net losses which may continue;

  •
  the impact of underpricing our contracts, overrunning our cost estimates or failing to receive approval for or experiencing delays with documentation of change orders;

  •
  the risks associated with our information systems infrastructure;

  •
  adverse results from customer or therapeutic area concentration;

  •
  the risks associated with doing business internationally;

  •
  the risks associated with our intercompany transfer pricing policies;

  •
  our failure to successfully increase our market share, grow our business and execute our growth strategies;

  •
  the risks associated with upgrading our information systems and evolving the technology platform for our services;

  •
  the risks associated with implementing a new version of our Enterprise Resource Planning system;

  •
  failure to perform our services in accordance with contractual requirements, regulatory standards and ethical considerations;

  •
  the risk of litigation and personal injury claims;

  •
  inadequate insurance coverage for our operations and indemnification obligations;

  •
  our failure to attract principal investigators and patients for our clinical trials;

  •
  the risks related to our Phase I Services segment;

  •
  the impact of a failure to retain qualified management and key personnel;

  •
  the impact of unfavorable economic conditions and exchange rate and effective income tax rate fluctuations;

  •
  our limited ability to protect our intellectual property rights;

  •
  the risks associated with potential future acquisitions or investments in our customers' businesses or drugs;

  •
  the risks related to our relationships with existing or potential customers who are in competition with each other;

  •
  potential impairment of goodwill or other intangible assets;

  •
  the risks arising from the restructuring of our operations;

  •
  our inability to compete effectively for the services we provide;

  •
  changes in trends in the biopharmaceutical industry, including our customers reducing their R&D spend or limiting the amount of such spend that is subject to competitive bidding among CROs;

  •
  the impact of changes in government regulations and healthcare reform;

  •
  failure to keep pace with rapid technological changes;

  •
  our ability to service our substantial indebtedness;

  •
  the effect of covenant restrictions in our debt agreements on our ability to operate our business;

  •
  fluctuations in interest rates; and

  •
  the other factors set forth in "Risk Factors."

          The forward looking statements included in this prospectus are made only as of the date hereof. You should not rely upon forward looking statements as predictions of future events. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward looking statements. We undertake no obligation to update publicly any forward looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as may be required by law.

          You should read this prospectus with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

CORPORATE REORGANIZATION

          Prior to the consummation of this offering, we will effect a corporate reorganization, whereby our direct, wholly-owned subsidiary, INC Intermediate, will merge with and into us, and we will be the surviving entity of such merger. The corporate reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries.

          Currently, prior to the reorganization, our authorized capital stock consists of the following:

  •
  Class A common stock, which has full economic rights and which is entitled to one vote per share on all matters subject to a vote of our stockholders other than the election of directors;

  •
  Class B common stock, which has no economic rights other than a redemption value of $0.02 per share and which is entitled to one vote per share on the election of directors (but no other matters); and

  •
  Class C common stock, all of which is held by Teachers and has no voting or economic rights other than a right for Teachers to receive certain dividends (see "Certain Relationships and Related Person Transactions—Class C Dividend Agreement").

          Except as described below, each share of existing Class A common stock is issued in combination with a share of existing Class B common stock as a "Common Unit." Each Common Unit represents the full set of rights attributable to a typical share of common stock.

          As part of the corporate reorganization that will occur prior to this offering, we will amend our authorized capital stock as follows:

  •
  new Class A common stock, which will have full economic rights and which will be entitled to one vote per share on all matters subject to a vote of our stockholders, including the election of directors;

  •
  new Class B common stock, which will be identical to the Class A common stock except that it will not carry the right to vote on the election of directors, and which will be convertible (on a one-for-one basis) into Class A common stock at any time at the election of the holder;

  •
  new Class C common stock, which will be identical to our existing Class C common stock; and

  •
  Class D common stock, which will have no economic rights other than a redemption value of $0.02 per share and which will be entitled to one vote per share on the election of directors (but no other matters), and which will be redeemable by us.

          As part of the merger of INC Intermediate, (i) each currently outstanding share of Class A common stock will be exchanged for one share of new Class B common stock, (ii) each currently outstanding share of Class B common stock will be exchanged for one share of Class D common stock, and (iii) each currently outstanding share of Class C common stock will be exchanged for one share of new Class C common stock. Following the merger and prior to this offering, all of our existing stockholders other than Teachers will convert all of their shares of new Class B common stock into shares of new Class A common stock, we will redeem all of the outstanding shares of new Class C common stock and Class D common stock, and we will amend our certificate of incorporation to eliminate the new Class C common stock and the Class D common stock from our authorized capital stock. We will also effect a             for 1 reverse stock split of our common stock.

 USE OF PROCEEDS

          We estimate that the net proceeds to us from our sale of                  shares of Class A common stock in this offering will be approximately $                  million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The underwriters may also purchase up to a maximum of                  additional shares of Class A common stock from us pursuant to their option to purchase additional shares. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase the maximum of                  additional shares of Class A common stock from us, will be approximately $                  million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $                  per share, which is the midpoint of the price range set forth on the cover of this prospectus.

          We expect to use substantially all of the net proceeds from this offering, $              million of incremental term loans under our 2011 Credit Agreement and approximately $             of cash on our balance sheet to fund the redemption of all of our outstanding Notes and pay related fees and expenses. We expect the repayment of our $300 million outstanding aggregate principal amount of Notes, plus redemption premiums, make-whole interest and related fees and expenses, to result in a cash outflow of $                  upon the consummation of this offering.

          The Notes bear interest at a rate of 11.5% per annum and mature on July 15, 2019. For further disclosure on the Notes, see "Description of Material Indebtedness—Senior Notes."

          This expected use of net proceeds from this offering represents our current intentions based upon our present plans and business conditions. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status of and results from our current operating activities, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

          Assuming no exercise of the underwriters' option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $                   million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

 DIVIDEND POLICY

          We have not declared or paid cash dividends on our existing Class A common stock or Class B common stock. In the years ended December 31, 2012 and December 31, 2013 and in the three months ended March 31, 2014, we paid dividends of $500,000, $500,000 and $125,000, respectively, to holders of our Class C common stock. We do not intend to pay cash dividends on our Class A common stock or our Class B common stock in the foreseeable future, and we intend to redeem any outstanding shares of Class C common stock in connection with the corporate reorganization. See "Risk Factors—Risks Related to Our Class A Common Stock and this Offering—We do not expect to pay any cash dividends for the foreseeable future" and "Corporate Reorganization." However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

          We are a holding company that does not conduct any business operations of our own. As a result our ability to pay cash dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries. The ability of our subsidiaries to pay dividends is currently restricted by the terms of our senior secured facilities, the indenture governing the Notes and may be further restricted by any future indebtedness we or they incur. In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

          Any future determination to pay dividends will be at the discretion of our Board and will take into account:

  •
  restrictions in our debt instruments, including our senior secured facilities and the indenture governing the Notes;

  •
  general economic business conditions;

  •
  our financial condition, results of operations and cash flows;

  •
  our capital requirements;

  •
  our business prospects;

  •
  the ability of our operating subsidiaries to pay dividends and make distributions to us;

  •
  legal restrictions; and

  •
  such other factors as our Board may deem relevant.

          See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

CAPITALIZATION

          The following table sets forth our cash and cash equivalents and our capitalization, as of March 31, 2014:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to our corporate reorganization immediately prior to the consummation of this offering; and

  •
  on a pro forma as adjusted basis to give effect to our corporate reorganization, incremental term loans and the sale of                  shares of our Class A common stock in this offering, assuming no exercise of the underwriters' option to purchase additional shares, at an assumed initial offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds received by us from this offering as described in "Use of Proceeds."

          This table should be read in conjunction with "Use of Proceeds," "Selected and Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our financial statements and notes thereto included elsewhere in this prospectus.

	As of March 31, 2014
	Actual		Pro Forma	Pro Forma As Adjusted(1)
	(dollars in thousands)
Cash and cash equivalents		$114,159	$	$

Debt:	$		$	$
Revolving credit facility(2)		—
Term loan(2)		291,027
Senior notes(3)		300,000
Capital leases		2,319

Total long-term debt, including current portion		593,346

Stockholders' (deficit) equity:
Existing Class A common stock ($0.01 par value, 1,000,000,000 shares authorized, 444,204,400 shares issued and 438,533,400 outstanding on an actual basis; no shares authorized, issued and outstanding on a pro forma basis; and no shares authorized, issued and outstanding on a pro forma as adjusted basis)(4)		4,442
Existing Class B common stock ($0.01 par value, 1,000,000,000 shares authorized, 444,204,400 shares issued and 438,533,400 outstanding on an actual basis; shares authorized and shares issued and outstanding on a pro forma basis; and shares authorized and shares issued and outstanding on a pro forma as adjusted basis)(4)		4,442

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(dollars in thousands)
Existing Class C common stock ($0.01 par value, 50 shares authorized and 1 share issued and outstanding on an actual basis; shares authorized and shares issued and outstanding on a pro forma basis; and shares authorized and shares issued and outstanding on a pro forma as adjusted basis)(4)	—
New Class A common stock ($0.01 par value, no shares authorized, issued and outstanding on an actual basis; shares authorized and shares issued and outstanding on a pro forma basis; and shares authorized and shares issued and outstanding on a pro forma as adjusted basis)	—
New Class B common stock ($0.01 par value, no shares authorized, issued and outstanding on an actual basis; shares authorized and shares issued and outstanding on a pro forma basis; and shares authorized and shares issued and outstanding on a pro forma as adjusted basis)	—
New Class C common stock ($0.01 par value, no shares authorized, issued and outstanding on an actual basis; shares authorized and shares issued and outstanding on a pro forma basis; and no shares authorized, issued and outstanding on a pro forma as adjusted basis)	—
Additional paid-in-capital	473,277
Treasury stock	(6,751)
Accumulated other comprehensive loss	(11,442)
Accumulated deficit	(190,508)

Total stockholders' (deficit) equity	273,460

Total capitalization	$866,806	$	$

(1)
Assuming the number of shares sold by us in this offering remains the same, a $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our total capitalization by $              million.

(2)
The senior secured facilities provide for a $75.0 million revolving credit facility and a $296.5 million term loan, before $3.8 million of unamortized discounts as of March 31, 2014. As of March 31, 2014, we had no borrowings outstanding and a letter of credit commitment of $1.1 million, giving us approximately $73.9 million of remaining revolver availability outstanding. The outstanding amount of the term loan facility as of March 31, 2014 is $291.0 million. See "Description of Material Indebtedness—Senior Secured Facilities."

(3)
The senior notes consist of $300.0 million in aggregate principal amount of the Notes issued July 12, 2011. See "Description of Material Indebtedness—Senior Notes."

(4)
Prior to the consummation of this offering, we will effect a corporate reorganization, whereby our direct, wholly-owned subsidiary, INC Intermediate, will merge with and into us, and we will be the surviving entity of such merger. As part of the merger, (i) each currently outstanding share of Class A common stock will be exchanged for one share of new Class B common stock, (ii) each currently outstanding share of Class B common stock will be exchanged for one share of Class D common stock, and (iii) each currently outstanding share of Class C common stock will be exchanged for one share of new Class C common stock. Following the merger and prior to this offering, all of our existing stockholders other than Teachers will convert all of their shares of new Class B common stock into shares of new Class A common stock, we will redeem all of the outstanding shares of new Class C common stock and Class D common stock, and we will amend and restate our certificate of incorporation to eliminate the new Class C common stock and the Class D common stock from our authorized common stock. We will also effect a                  for 1 reverse stock split of our common stock. See "Corporate Reorganization."

DILUTION

          If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock upon the consummation of this offering. Dilution results from the fact that the per share offering price of our Class A common stock exceeds the book value per share attributable to new investors in this offering.

          Our pro forma net tangible book value as of March 31, 2014 was $             , or $             per share of Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and net tangible book value per share represents net tangible book value divided by the number of shares of Class A common stock outstanding, in each case, after giving effect to our corporate reorganization but before giving effect to this offering.

          After giving effect to (i) the sale of                  shares of Class A common stock in this offering at the assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover of this prospectus and (ii) the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been $            million, or $           per share. This represents an immediate increase in pro forma net tangible book value of $           per share to our existing investors and an immediate dilution in pro forma as adjusted net tangible book value of $           per share to new investors.

          The following table illustrates this dilution on a per share of Class A common stock basis:

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible book value per share as of March 31, 2014 before this offering	$
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

          The following table summarizes, on a pro forma as adjusted basis as of March 31, 2014 after giving effect to this offering, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by our existing investors and by new investors purchasing shares in this offering, at an assumed initial public offering price of $           per share, which is the midpoint of the range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

          If the underwriters were to fully exercise their option to purchase           additional shares of our Class A common stock, the percentage of shares of our Class A common stock held by existing investors would be    %, and the percentage of shares of our Class A common stock held by new investors would be    %.

          A $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) our pro forma as adjusted net tangible book value by $        million, the as adjusted net tangible book value per share after this offering by $       and the dilution per share to new investors by $       assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The above discussion and tables are based on the number of shares outstanding at March 31, 2014. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

 NON-GAAP FINANCIAL MEASURES

          We report our financial results in accordance with GAAP. To supplement this information, we also use the following non-GAAP financial measures in this prospectus: EBITDA, Adjusted EBITDA, Adjusted Net Income (including diluted Adjusted Net Income per share) and pro forma Adjusted Net Income (including pro forma diluted Adjusted Net Income per share). EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA, Adjusted Net Income (including diluted Adjusted Net Income per share) and pro forma Adjusted Net Income (including pro forma diluted Adjusted Net Income per share) represent EBITDA, net income (and diluted net income per share) and pro forma net income (including pro forma diluted Adjusted Net Income per share), respectively, further adjusted to exclude certain expenses that we do not view as part of our core operating results, including management fees that terminate in connection with this offering, acquisition related amortization, restructuring costs, transaction expenses, non-cash stock compensation expense, contingent consideration related to acquisitions, goodwill impairment charges, non-recurring debt costs, results of and gains or losses from the sale of unconsolidated subsidiaries, and an adjustment to our tax rate to reflect an expected long-term tax rate which excludes the impact of our valuation allowances and historical net operating losses. Management believes that these non-GAAP measures provide useful supplemental information to management and investors regarding the underlying performance of our business operations. Management also believes that these measures are more indicative of our core operating results as they exclude certain items whose fluctuations from period-to-period do not necessarily correspond to changes in the core operations of the business. We use these non-GAAP measures to, among other things, evaluate our operating performance on a consistent basis, calculate incentive compensation for our employees and assess compliance with various metrics associated with our senior secured facilities. These non-GAAP measures are performance measures only and are not measures of our cash flows or liquidity. EBITDA, Adjusted EBITDA, Adjusted Net Income (including diluted Adjusted Net Income per share) and pro forma Adjusted Net Income (including pro forma diluted Adjusted Net Income per share) are non-GAAP financial measures that are not in accordance with, or an alternative for, measures of financial performance prepared in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of the limitations are:

  •
  EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA, Adjusted EBITDA, Adjusted Net Income and pro forma Adjusted Net Income do not reflect the cash requirements for such replacements; and

  •
  EBITDA, Adjusted EBITDA, Adjusted Net Income and pro forma Adjusted Net Income do not reflect our actual tax expense or, in the case of EBITDA and Adjusted EBITDA, the cash requirements to pay our taxes.

          See the consolidated financial statements included elsewhere in this prospectus for our GAAP results. Additionally, for reconciliations of EBITDA, Adjusted EBITDA, and Adjusted Net Income (including diluted Adjusted Net Income per share) to our closest reported GAAP measures see "Selected and Pro Forma Consolidated Financial Data."

SELECTED AND PRO FORMA CONSOLIDATED FINANCIAL DATA

          The following tables set forth our selected and pro forma consolidated financial data for the periods ending on and as of the dates indicated. We derived the consolidated statements of operations data for the years ended December 31, 2011, December 31, 2012 and December 31, 2013 and the consolidated balance sheet data as of December 31, 2011, December 31, 2012 and December 31, 2013 from our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2013 and March 31, 2014 and the consolidated balance sheet data as of March 31, 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

          Our historical results are not necessarily indicative of future results of operations. You should read the information set forth below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,				Three Months Ended March 31,
	2011(1)	2012	2013		2013	2014
	(in thousands, except per share amounts)
Statement of Operations Data:
Net service revenue	$437,005	$579,145		$652,418	$149,743		$184,700
Reimbursable out-of-pocket expenses	218,981	289,455		342,672	78,226		82,077

Total revenue	655,986	868,600		995,090	227,969		266,777
Direct costs	281,810	392,045		436,688	105,589		122,723
Reimbursable out-of-pocket expenses	218,981	289,455		342,672	78,226		82,077
Selling, general and administrative	93,093	106,439		113,463	26,782		30,226
Restructuring and other costs(2)	27,839	35,380		11,828	2,367		758
Transaction expenses(3)	10,322	—		508	354		2,042
Goodwill impairment(4)	—	4,000		—	—		—
Depreciation and amortization	64,136	78,811		58,473	14,281		14,371

Income (loss) from operations	(40,195)	(37,530)		31,458	370		14,580
Interest expense, net	(65,482)	(62,007)		(60,489)	(14,817)		(15,901)
Other income (expense), net	11,519	4,679		(1,649)	(1,035)		1,378

Income (loss) before provision for income taxes	(94,158)	(94,858)		(30,680)	(15,482)		57
Income tax benefit (expense)	34,611	35,744		(10,849)	(1,264)		(1,609)

Net loss	(59,547)	(59,114)		(41,529)	(16,746)		(1,552)
Class C common stock dividend	4,500	500		500	125		125

Net loss attributable to Class A common stockholders	$(64,047)	$(59,614)		$(42,029)	$(16,871)		$(1,677)

Basic and diluted loss per share attributable to Class A common stockholders	$(0.17)	$(0.14)		$(0.10)	$(0.04)		$0.00
Basic and diluted weighted average Class A common shares outstanding	370,742	441,115		439,511	439,469		438,533
Unaudited Pro Forma Data:
Pro forma net (loss) income attributable to common stockholders(5)			$			$
Pro forma basic net (loss) income per common share(5)
Pro forma diluted net (loss) income per common share(5)
Pro forma weighted average common shares outstanding:
Basic
Diluted
Statement of Cash Flow Data:
Net cash (used in) provided by:
Operating activities	$(18,533)	$42,999		$37,270	$(17,706)		$31,210
Investing activities	(369,670)	(15,637)		(18,980)	(3,703)		(6,926)
Financing activities	422,053	(16,269)		(5,575)	1,184		(6,391)
Other Financial Data:
EBITDA(6)	$35,460	$45,960		$88,282	$13,616		$30,329
Adjusted EBITDA(6)	65,450	84,366		105,521	18,017		32,577
Adjusted Net (loss) Income(6)	(3,697)	2,764		15,375	(1,438)		7,046
Diluted Adjusted Net (loss) Income per common share(6)	(0.01)	0.01		0.03	0.00		0.02
Pro forma Adjusted Net Income(6)				—			—
Pro forma diluted Adjusted Net Income per common share(6)				—			—
Capital expenditures	4,763	9,591		17,714	3,703		4,624
Cash dividend paid to Class C stockholders	4,500	500		500	125		125
Operating Data:
Backlog(7)	$1,221,641	$1,324,078		$1,555,232	$1,324,174		$1,695,700
Net new business awards(8)	449,254	681,673		883,538	149,808		322,160
Net Book-to-Bill ratio(8)	1.0x	1.2x		1.4x	1.0x		1.7x

	As of December 31,
				As of March 31, 2014
	2011(1)	2012	2013
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$70,960	$81,363	$96,972	$114,159
Total assets	1,373,905	1,257,654	1,233,111	1,229,625
Total debt and capital leases(9)	605,593	594,186	594,479	589,584
Total stockholders' equity	$379,490	$316,830	$276,207	$273,460

(1)
We acquired Trident on June 1, 2011 and Kendle on July 12, 2011. The financial results of these entities have been included as of and since the date of acquisition. For further details, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—The Effect of Acquisitions on the Comparability of Our Historical Financial Statements" and Note 3 to our consolidated financial statements included elsewhere in this prospectus.

(2)
Restructuring and other costs consist of (i) severance costs associated with the reduction of our workforce in line with our future business operations and duplicative staff as a result of our acquisitions of Kendle and Trident and (ii) lease obligation and termination costs in connection with the abandonment and closure of redundant facilities as a result of our restructuring initiatives. Other costs consist primarily of information technology and other consulting and legal fees attributable to our integration of Kendle.

(3)
Transaction expenses of $10.3 million for the year ended December 31, 2011 were related to legal fees, accounting fees and the noncapitalizable portion of bank fees related to our acquisition of Kendle. Transaction expenses of $0.5 million for the year ended December 31, 2013 were related to third-party fees associated with debt refinancing and the legal fees associated with our acquisition of MEK Consulting in March 2014. For the three months ended March 31, 2013, transaction expenses were $0.4 million of legal fees associated with debt refinancing. For the three months ended March 31, 2014, transaction expenses were $2.0 million and consisted of $1.7 million of third-party fees associated with the debt refinancing in February 2014 and $0.3 million of legal fees associated with the MEK Consulting acquisition.

(4)
During the year ended December 31, 2012, we incurred a $4.0 million impairment charge related to the goodwill associated with our Phase I Services reporting unit.

(5)
Pro forma net income and earnings per share:

Unaudited pro forma net (loss) income gives effect to (i) dividends deemed to be in contemplation of an initial public offering and (ii) the repurchase of all of our outstanding Notes, plus related fees and expenses using the proceeds of the initial public offering of $         , $         of incremental term loans under our 2011 Credit Agreement and $         in existing cash, as described in "Use of Proceeds." Unaudited pro forma earnings per share gives effect to the sale of the number of shares required, using an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus, to (i) fund the deemed payment of dividends assumed to be in contemplation of the initial public offering, (ii) fund the proceeds used to repay the Notes, and (iii) give effect to our corporate reorganization immediately prior to the consummation of this offering. As the number of incremental shares that would have been issued related to the payment of the items listed above exceed the total number of shares to be issued in this offering, we have limited the number of pro forma shares for purposes of calculating the pro forma per share data to the total number of shares to be issued in the offering.

We declared and paid dividends to our Class C stockholders of $0.5 million during 2013 and $0.1 million during the three months ended March 31, 2014. Dividends declared in the year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds to the extent that the dividends exceeded earnings during such period.

  The following presents the computation of unaudited pro forma net income and unaudited pro forma earnings per share:

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
	(in thousands, except per share amounts)

Net loss attributable to Class A stockholders	$(41,529)	$(1,552)
Pro forma adjustment for interest expense, net of tax(a)

Pro forma net income	$—	$—

Common shares used in computing basic and diluted income per Class A common share	439,511	438,533
Total pro forma common share adjustment

Basic and diluted pro forma weighted average common shares outstanding	—	—

Basic and diluted pro forma earnings per share	$—	$—

(a)
These adjustments reflect the elimination of the historical interest expense and amortization of debt issuance costs, as well as the incurrence of interest expense related to the incremental term loans under our 2011 Credit Agreement, after reflecting the pro forma effect of the refinancing as follows:

Year ended December 31, 2013
	Interest Expense	Amortization of Debt Issue Costs	Tax Effect	Total
Senior notes				$—
Term loans				—

	$—	$—	$—	$—

Three months ended March 31, 2014
	Interest Expense	Amortization of Debt Issue Costs	Tax Effect	Total
Senior notes				$—
Term loans				—

	$—	$—	$—	$—

  The pro forma adjustments are not tax affected as the impact amounts would have been offset by the release of deferred tax asset valuation allowances.

(b)
Adjustments for common shares as follows:

Dividends paid in excess of earnings in the past twelve months	$
Offering price per common share

Common shares assumed issued to pay dividends in excess of earnings		—

Indebtedness to be repaid with proceeds from this offering	$
Offering price per common share

Common shares assumed issued to repay Notes		—

Total common shares assume to be issued		—

(6)
We report our financial results in accordance with GAAP. To supplement this information, we also use the following non-GAAP financial measures in this prospectus: EBITDA, Adjusted EBITDA, Adjusted Net Income (including diluted Adjusted Net Income per share) and pro forma Adjusted Net Income (including pro forma diluted Adjusted Net Income per share). For a discussion of the non-GAAP financial measures in this prospectus, see "Non-GAAP Financial Measures."

  Investors and potential investors are encouraged to review the following reconciliations of EBITDA, Adjusted EBITDA, Adjusted Net Income (including diluted Adjusted Net Income per share) and pro forma Adjusted Net Income (including pro forma diluted Adjusted Net Income per share) to our closest reported GAAP measures:

				Three Months Ended
	Year Ended December 31,
				March 31, 2013	March 31, 2014
	2011	2012	2013
	(in thousands, except per share amounts)
EBITDA and Adjusted EBITDA:
Net loss as reported	$(59,547)	$(59,114)	$(41,529)	$(16,746)	$(1,552)
Interest expense, net	65,482	62,007	60,489	14,817	15,901
Income tax (benefit) expense	(34,611)	(35,744)	10,849	1,264	1,609
Depreciation	15,700	19,915	19,175	4,447	6,870
Amortization	48,436	58,896	39,298	9,834	7,501

EBITDA	35,460	45,960	88,282	13,616	30,329

Other expense (income)	(9,864)	(1,944)	1,453	1,035	(1,378)
Restructuring and other costs	27,839	35,380	11,828	2,367	758
Stock-based compensation expense	1,176	1,248	2,419	355	531
Contingent consideration treated as compensation expense(a)	1,540	1,867	253	153	153
Debt refinancing expenses(b)	2,167	—	244	275	1,763
Business combinations transaction expense and expense for potential acquisitions(c)	8,155	—	264	79	279
Monitoring and advisory fees(d)	632	590	582	137	142
Loss (gain) on unconsolidated affiliates	(1,655)	(2,735)	196	—	—
Goodwill impairment	—	4,000	—	—	—

Adjusted EBITDA	$65,450	$84,366	$105,521	$18,017	$32,577

Adjusted and Pro Forma Adjusted Net Income:
Net loss as reported	$(59,547)	$(59,114)	$(41,529)	$(16,746)	$(1,552)
Amortization	48,436	58,896	39,298	9,834	7,501
Restructuring and other costs	27,839	35,380	11,828	2,367	758
Stock-based compensation expense	1,176	1,248	2,419	355	531
Contingent consideration treated as compensation expense(a)	1,540	1,867	253	153	153
Debt refinancing expenses(b)	2,167	—	244	275	1,763
Business combinations transaction expense and expense for potential acquisitions(c)	8,155	—	264	79	279
Monitoring and advisory fees(d)	632	590	582	137	142
Loss (gain) on unconsolidated affiliates	(1,655)	(2,735)	196	—	—
Goodwill impairment	—	4,000	—	—	—
Adjust income tax to normalized rate(e)	(32,440)	(37,368)	1,820	2,108	(2,529)

Adjusted Net Income (loss)	$(3,697)	$2,764	$15,375	$(1,438)	$7,046

Interest expense on net paydown of debt(f)			—		—
Adjust income tax to normalized rate(e)			—		—

Pro Forma Adjusted Net Income			$—		$—

Diluted Adjusted Net Income (loss) Per Share
Diluted Adjusted Net (loss) Income per share	$(0.01)	$0.01	$0.03	$—	$0.02
Diluted weighted average common shares outstanding	370,742	441,317	439,791	439,469	438,952
Pro Forma Diluted Adjusted Net Income Per Share
Pro forma diluted Adjusted Net Income per share			$—		$—
Diluted weighted average common shares outstanding(f)			—		—

(a)
Consists of contingent consideration expense incurred as a result of acquisitions and accounted for as compensation expense under GAAP. See Note 3 to our consolidated financial statements included elsewhere in this prospectus.

(b)
Represents fees associated with the debt placement and refinancing.

(c)
Represents costs incurred in connection with business combinations and potential acquisitions.

(d)
Monitoring and advisory fees are paid to affiliates of Avista, which will terminate upon completion of this offering.

(e)
A normalized effective tax rate of 37% is used to adjust the historic operating results due to the distortive impact of valuation allowances on net operating losses and other non-operating adjustments to arrive at Adjusted Net Income (loss). We expect the long-term effective tax rate to decline over time as our operations expand globally.

(f)
See unaudited pro forma discussion above under (5).
(7)
Backlog consists of anticipated net service revenue from contract and pre-contract commitments that are supported by written communications. The dollar amount of our backlog consists of anticipated future net service revenue from business awards that either have not started but are anticipated to begin in the next 12 months, or are in process and have not been completed. Backlog has been adjusted to reflect any cancellations or adjustments to the related contracts and changes in the foreign currency exchange rates of awards not denominated in U.S. dollars.

(8)
Net new business awards represent the value of future net service revenue awarded during the period supported by contracts or written pre-contract communications from our customers for projects that have received appropriate internal funding approval, are not contingent upon completion of another trial or event, and are expected to commence within the next 12 months, minus the value of cancellations in the same period. Net book-to-bill ratio represents "net new business awards" divided by net service revenue.

(9)
Includes $8.0 million, $6.7 million, $4.6 million, and $3.8 million of unamortized discounts as of December 31, 2011, 2012, and 2013 and March 31, 2014, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis of our financial condition and results of operations should be read together with "Selected and Pro Forma Consolidated Financial Data" and the consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements related to future events and our future financial performance that are based on current expectations and subject to risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and elsewhere in this prospectus.

Overview of Our Business and Services

          We are a leading global CRO, exclusively focused on Phase I to Phase IV clinical development services for the biopharmaceutical and medical device industries. We provide our customers highly differentiated therapeutic alignment and expertise, with a particular strength in CNS, oncology and other complex diseases. We consistently and predictably deliver clinical development services in a complex environment and offer a proprietary, operational approach to clinical trials through our Trusted Process® methodology. Our service offerings focus on optimizing the development of and, therefore, the commercial potential for, our customers' new biopharmaceutical compounds, enhancing returns on their R&D investments, and reducing their overhead by offering an attractive variable cost alternative to fixed cost, in-house resources.

          Our extensive range of services supports the entire clinical development process from Phase I to Phase IV and allows us to offer our customers an integrated suite of investigative site support and clinical development services. We offer these services across a wide variety of therapeutic areas with deep clinical expertise with a primary focus on Phase II to Phase IV clinical trials. We provide total biopharmaceutical program development while also providing discrete services for any part of a trial. The combination of service area experts and the depth of clinical capability allows for enhanced protocol design and actionable trial data.

          We have three reportable segments: Clinical Development Services, Phase I Services and Global Consulting. Clinical Development Services offers a variety of select and stand-alone clinical development services as well as full-service global studies, along with ancillary services such as clinical monitoring, investigator recruitment, patient recruitment, data management and study reports to assist customers with their drug development process. Phase I Services focuses on clinical development services for Phase I trials that include scientific exploratory medicine, first-in-human studies through proof-of-concept stages and support for Phase I studies in established compounds. Global Consulting provides consulting services regarding clinical trial regulatory affairs, regulatory consulting services, quality assurance audits and pharmacovigilance consulting, non-clinical consulting and medical writing consulting.

          Our discussion and analysis of our financial condition and results of operations herein is presented on a consolidated basis. Because our Clinical Development Services segment accounts for substantially all of our business operations and approximately 95% of our net service revenue for the year ended December 31, 2013, we believe that a discussion of our reportable segments' operations would not be meaningful disclosure for investors. See further discussion in Note 13 to our consolidated financial statements included elsewhere in this prospectus.

          We earn net service revenue primarily for services performed under contracts for global clinical drug trials, based upon a combination of milestones and output measures that are specific to the services performed and defined by the contract. Engagements for Phase II to Phase IV clinical trials, which represent the majority of our revenue, are typically long duration contracts ranging from several months to several years. The contracts for these engagements typically cover the detailed scope of work, phases, milestones, billing schedules and processes for review of work and clinical results. Contracts are individually priced and negotiated based on the anticipated level of effort required to complete the project, the complexity and performance risks and the level of competition in the market.

          Direct costs associated with these contracts consist principally of compensation expense and benefits associated with our employees and other employee-related costs. While we can manage the majority of these costs relative to the amount of contracted services we have during any given period, direct costs as a percentage of net service revenue can vary from period to period. Such fluctuations are due to a variety of factors, including, among others: (i) the level of staff utilization created by our ability to effectively manage our workforce, (ii) adjustments to the timing of work on specific customer contracts,(iii) the experience mix of personnel assigned to projects, and (iv) the service mix and pricing of our contracts. In addition, as global projects wind down or as delays and cancellations occur, staffing levels in certain countries or functional areas can become misaligned with the current business volume.

Corporate Reorganization

          Prior to the consummation of this offering, we will effect a corporate reorganization, whereby our direct, wholly-owned subsidiary, INC Intermediate, will merge with and into us, and we will be the surviving entity of such merger. As part of the merger, (i) each currently outstanding share of Class A common stock will be exchanged for one share of new Class B common stock, (ii) each currently outstanding share of Class B common stock will be exchanged for one share of Class D common stock, and (iii) each currently outstanding share of Class C common stock will be exchanged for one share of new Class C common stock. Following the merger and prior to this offering, all of our existing stockholders other than Teachers will convert all of their shares of new Class B common stock into shares of new Class A common stock, and we will redeem all of the outstanding shares of new Class C common stock and Class D common stock. We refer to these steps as the "corporate reorganization." The corporate reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries. See "Corporate Reorganization."

Incremental Term Loans

          In connection with this offering, we intend to borrow $          million of incremental term loans under our 2011 Credit Agreement. We intend to use the proceeds of these borrowings, along with the proceeds of this offering and cash on hand to redeem all of our outstanding Notes. We expect the repayment of our $300 million outstanding aggregate principal amount of Notes, plus redemption premiums, make-whole interest and related fees and expenses, to result in a cash outflow of $         upon the consummation of this offering. See "Description of Material Indebtedness."

The Effect of Acquisitions on the Comparability of Our Historical Financial Statements

          On June 1, 2011, we completed the acquisition of Trident, a full service CRO providing Phase I to Phase IV services in the Asia-Pacific region, or the Trident Acquisition. The results of Trident's operations have been included in our consolidated financial statements since that date. The purchase agreement required us to pay up to $7.6 million of additional consideration to Trident's former shareholders, if a key employee, who was also a shareholder, remained an employee in good standing with the Company, as defined in the agreement, upon specified anniversary dates. Of the $7.6 million of additional consideration, $3.7 million was due to this same key employee and was accrued and expensed as compensation ratably over the contingent employment period. As of December 31, 2013, we had fully paid the total additional consideration of $7.6 million.

          On July 12, 2011, we completed the acquisition of Kendle, or the Kendle Acquisition, for $15.25 per share in cash. The fair value of the consideration transferred at the acquisition date was $377.3 million. The results of Kendle's operations have been included in our consolidated financial statements since that date. The Kendle Acquisition expanded our global footprint, broadened our therapeutic expertise, provided additional scale to serve our customers and increased our top-tier position in Phase II to Phase IV clinical trials relative to other global CROs.

          The following discussion and analysis of our financial condition and results of operations includes periods prior to the consummation of the Kendle Acquisition and related financing and other transactions, and the Trident Acquisition. The term "Acquired Businesses" refers to the businesses that we acquired pursuant to the Kendle Acquisition and the Trident Acquisition. The discussion and analysis of historical periods reflects the results of operations of the Acquired Businesses from their respective acquisition dates. Our financial statements subsequent to these acquisition dates differ in important respects from our historical financial statements, which affects the comparability of our financial results. For additional information on the Acquired Businesses and other acquisitions, see Note 3 to our consolidated financial statements included elsewhere in this prospectus.

New Business Awards and Backlog

          We add new business awards to backlog when we enter into a contract or letter of intent or when we receive a written commitment from the customer selecting us as its service provider. Contracts generally have terms ranging from several months to several years. We recognize revenue on these awards as services are performed, provided we have entered into a contractual commitment with the customer. Our new business awards, net of cancellations of prior awards, for the quarters ended March 31, 2013 and 2014 were $149.8 million and $322.2 million, respectively, representing a 115.0% year-over-year increase. Our new business awards, net of cancellations of prior awards, for the years ended December 31, 2011, 2012, and 2013 were $449.3 million, $681.7 million and $883.5 million, respectively, representing a 51.7% increase from 2011 to 2012 and a 29.6% increase from 2012 to 2013. New business awards have varied and will continue to vary significantly from quarter to quarter.

          The dollar amount of our backlog consists of anticipated future net service revenue from business awards that either have not started but are anticipated to begin in the future, or that are in process and have not been completed. Our backlog also reflects any cancellation or adjustment activity related to these contracts. The average duration of our contracts will fluctuate from period to period in the future based on the contracts comprising our backlog at any given time. The dollar amount of our backlog is adjusted each quarter for foreign currency fluctuations. Our backlog as of March 31, 2013 was $1.3 billion, compared to $1.7 billion as of March 31, 2014, representing a year-over-year increase of 28.1%. Our backlog as of December 31, 2011, 2012 and 2013 was $1.2 billion, $1.3 billion and $1.6 billion, respectively, representing a 8.4% increase from 2011 to 2012 and 17.5% increase from 2012 to 2013.

          We believe that backlog and net new business awards might not be consistent indicators of future revenue because they have been, and likely will be, affected by a number of factors, including the variable size and duration of projects, many of which are performed over several years, and cancellations and changes to the scope of work during the course of projects. Additionally, projects may be canceled or delayed by the customer or delayed by regulatory authorities. Projects that have been delayed remain in backlog, but the anticipated timing of the recognition of revenue is uncertain. We generally do not have a contractual right to the full amount of the revenue reflected in our backlog or net new business awards in the event of cancellation. If a customer cancels an award, we may be reimbursed for the costs we have incurred.

          Fluctuations in our reported backlog and net new business award levels also result from the fact that we may receive a small number of relatively large orders in any given reporting period. Because of these large orders, our backlog and net new business awards in that reporting period might reach levels that are not sustained in subsequent reporting periods. As we increasingly compete for and enter into large contracts that are more global in nature, we expect the rate at which our backlog and net new business awards convert into revenue to decrease, or lengthen. See "Risk Factors—Risks Related to Our Business—Our backlog might not be indicative of our future revenues, and we might not realize all of the anticipated future revenue reflected in our backlog" for more information.

Results of Operations

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2014

          The following table sets forth amounts from our unaudited consolidated financial statements along with the percentage change for the three months ended March 31, 2013 compared to the three months ended March 31, 2014 (dollars in thousands):

	Three Months Ended March 31,		Increase / (Decrease)
	2013	2014	2013 to 2014
Net service revenue	$149,743	$184,700	$34,957	23.3%
Reimbursable out-of-pocket expenses	78,226	82,077	3,851	4.9%

Total revenue	227,969	266,777	38,808	17.0%
Direct costs	105,589	122,723	17,134	16.2%
Reimbursable out-of-pocket expenses	78,226	82,077	3,851	4.9%
Selling, general and administrative	26,782	30,226	3,444	12.9%
Restructuring and other costs	2,367	758	(1,609)	(68.0)%
Transaction expenses	354	2,042	1,688	476.8%
Depreciation and amortization	14,281	14,371	90	0.6%

Total operating expenses	227,599	252,197	24,598	10.8%
Income from operations	370	14,580	14,210	3841%
Other expense, net	(15,852)	(14,523)	(1,329)	(8.4)%

Income (loss) before provision for income taxes	(15,482)	57	15,539	100.4%
Income tax (expense) benefit	(1,264)	(1,609)	345	27.3%

Net loss	$(16,746)	$(1,552)	$(15,194)	(90.7)%

Net Service Revenue and Reimbursable Out-of-Pocket Expenses

          Our total revenue is comprised of net service revenue and revenue from reimbursable out-of-pocket expenses. We earn net service revenue primarily for services performed under contracts for global clinical drug trials, based upon a combination of milestones and output measures that are specific to the services performed and defined by the contract. Reimbursable out-of-pocket expenses consist primarily of principal investigator fees, travel and other costs reimbursed by our customers. Reimbursable out-of-pocket revenue and expenses fluctuate from period to period primarily due to the level of principal investigator activity in a particular period.

          Engagements for Phase II to Phase IV clinical trials, which represent the majority of our net service revenue, are typically long duration contracts ranging from several months to several years. The contracts for these engagements typically cover the detailed scope of work, phases, milestones, billing schedules and processes for review of work and clinical results. Contracts are individually priced and negotiated based on the anticipated level of effort required to complete the project, the complexity and performance risks, and the level of competition in the market. Contracts include change order provisions for managing the scope of work to be performed and billed under the contract. Project invoicing includes provisions for payment of our fees and reimbursement of our out-of-pocket expenses, which may include travel, other trial costs, and payments to third parties providing additional services. Our contracts may also provide for advance payment by our customers, depending upon the contract. Contracted work may be terminated by our customers, typically with a 30-day notice period. These contracts may also include provisions governing the services, and timing of those services, required to wind-down a trial in the event of cancellation.

          For the three months ended March 31, 2013 and March 31, 2014, total revenue was comprised of the following (dollars in thousands):

	Three Months Ended March 31,		Increase / (Decrease)
	2013	2014	2013 to 2014
Net service revenue	$149,743	$184,700	$34,957	23.3%
Reimbursable out-of-pocket expenses	78,226	82,077	3,851	4.9%

Total revenue	$227,969	$266,777	$38,808	17.0%

          Net service revenue increased $35.0 million, or 23.3%, to $184.7 million for the three months ended March 31, 2014 from $149.7 million for the three months ended March 31, 2013. This increase is primarily driven by strong new business awards and change orders for additional services throughout the latter half of 2013 and beginning of 2014. This growth was particularly strong across customers in the CNS therapeutic area and our functional services offering.

          Reimbursable out-of-pocket expenses, which represent expenses related to our clinical studies that are passed directly through to customers, increased 4.9% to $82.1 million for the three months ended March 31, 2014, compared to $78.2 million for the three months ended March 31, 2013. This increase of $3.9 million is principally due to an overall increase in net service revenue, as well as an increase in the number of studies in which we procured principal investigator services. These reimbursements are offset by an equal amount in direct costs.

          Net service revenue from our top five customers accounted for approximately 31% and 37% of total net service revenue for the three months ended March 31, 2013 and 2014, respectively. Various subsidiaries of our customer Otsuka Holdings Co., Ltd. accounted for 14% of total net service revenue for each of the three months ended March 31, 2013 and 2014.

Direct Costs and Reimbursable Out-of-pocket expenses

          Our direct costs consist primarily of direct labor and employee benefits, facility costs associated with these personnel and other costs directly related to contract performance. Direct costs as a percentage of net service revenue can vary from period to period due to fluctuations in staff utilization created by our management of our workforce and adjustments to the timing of work on specific customer contracts, the experience mix of personnel assigned to projects, and the service mix and pricing of our contracts. In addition, as global projects wind down or as delays and cancellations occur, staffing levels in certain countries or functional areas can become misaligned with the current business volume as the mix of countries and services vary from study to study and by therapeutic area.

          For the three months ended March 31, 2013 and March 31, 2014, direct costs and reimbursable out-of-pocket expenses were as follows (dollars in thousands):

	Three Months Ended March 31,		Increase / (Decrease)
	2013	2014	2013 to 2014
Direct costs	$105,589	$122,723	$17,134	16.2%
Reimbursable out-of-pocket expenses	78,226	82,077	3,851	4.9%

Total Direct costs and Reimbursable out-of pocket expenses	$183,815	$204,800	$20,985	11.4%

          The following is a summary of the year-over-year fluctuation in direct costs during the three months ended March 31, 2013 and March 31, 2014 (dollars in thousands):

Increase (decrease) in:
Salaries, benefits, and incentive compensation	$13,381
Other	3,753

Total	$17,134

          Direct costs increased by $17.1 million, or 16.2%, to $122.7 million for the three months ended March 31, 2014 from $105.6 million for the three months ended March 31, 2013. This increase is primarily due to (i) higher compensation, benefits and incentive compensation expense and contract labor costs associated with additional headcount and contract resources to support our increased revenues, and (ii) an increase in other expenses primarily consisting of a $2.3 million charge for VAT that cannot be recovered from customers due to changes in tax regulations related to certain foreign operations. During the three months ended March 31, 2013, the utilization of our billable staff was lower than our expectations as a result of several delays and cancellations of studies. Accordingly, direct costs as a percentage of net service revenue during this period were higher than historical levels.

          Reimbursable out-of-pocket expenses increased 4.9% to $82.1 million for the three months ended March 31, 2014, compared to $78.2 million for the three months ended March 31, 2013 for the reasons discussed above under net service revenue. These expenses can vary depending on the proportion of principal investigator activities and pass-through expenses that we manage within the mix of contracts we are performing at any point in time.

Selling, General and Administrative

          Our selling, general, and administrative expenses consist primarily of compensation and benefits, facilities costs associated with these personnel, advertising, professional fees (e.g., legal and accounting expenses), travel and other operating expenses. For the three months ended March 31, 2013 and March 31, 2014, selling, general and administrative expenses were as follows (dollars in thousands):

	Three Months Ended March 31,		Increase / (Decrease)
	2013	2014	2013 to 2014
Selling, general and administrative	$26,782	$30,226	$3,444	12.9%
Percent of net service revenue	17.9%	16.4%

          The following is a summary of the year-over-year fluctuation in our selling, general and administrative expenses during the three months ended March 31, 2013 and March 31, 2014 (dollars in thousands):

Increase (decrease) in:
Salaries, benefits, and incentive compensation	$1,384
Professional services	1,222
Facility-related and other	590
Marketing expenses	(437)
Other	685

Total	$3,444

          Selling, general and administrative expenses for the three months ended March 31, 2014 were $30.2 million, compared to $26.8 million for the three months ended March 31, 2013. The increase of $3.4 million, or 12.9%, was driven by (i) an increase in salaries and benefits principally within our business development groups and incentive compensation in line with our growth in new business awards and operational performance, (ii) an increase in professional fees as we continue to support our global footprint, (iii) an increase in facility-related and other expense primarily due to an increase in rent and software maintenance expense, and (iv) an increase in other expenses. Partially offsetting these increases was a decrease in marketing expenses, primarily due to timing of marketing activities.

          As a result of cost savings initiatives and our ability to leverage the selling, general and administrative functions as we grow revenue, these expenses as a percentage of net service revenue declined to 16.4% for the three months ended March 31, 2014 from 17.9% for the three months ended March 31, 2013.

Restructuring and Other Costs

          Restructuring and other costs were $0.8 million for the three months ended March 31, 2014, primarily consisting of severance costs of $0.5 million and $0.3 million in legal and consulting fees. During 2013, we adopted a plan to better align headcount and costs with our current geographic sources and mix of revenue resulting in a reduction of approximately 325 employee and contract positions. Restructuring and other costs were $2.4 million for the three months ended March 31, 2013, consisting of severance costs of $1.3 million and IT and other professional fees of $1.1 million.

Transaction Expenses

          For the three months ended March 31, 2014, transaction expenses were $2.0 million and consisted of $1.7 million of third-party fees associated with our debt refinancing and $0.3 million of legal fees associated with the MEK Consulting acquisition, a full service CRO with operations in the Middle East and North Africa that we acquired for $6.0 million in March 2014. For the three months ended March 31, 2013, transaction expenses were $0.4 million of legal fees associated with debt refinancing and expenses for acquisition-related activities.

Depreciation and Amortization

          Depreciation and amortization expense remained relatively comparable at $14.4 million for the three months ended March 31, 2014 and $14.3 million for the three months ended March 31, 2013. While total depreciation and amortization expense remained relatively flat on a year-over-year basis, amortization expense decreased by $2.3 million due to full amortization of certain intangible assets. Offsetting the decrease in amortization expense was an increase in depreciation expense due to (i) our continued investment in our IT infrastructure, and (ii) the reduction in the estimated useful lives on several assets as we consolidated data centers and information systems.

Other Expense, Net

          For the three months ended March 31, 2013 and 2014, other income and expenses were as follows (dollars in thousands):

	Three Months Ended March 31,		Increase / (Decrease)
	2013	2014	2013 to 2014
Interest income	$52	$182	$130	250.0%
Interest expense	(14,869)	(16,083)	1,214	8.2%
Other (expense) income, net	(1,035)	1,378	2,413	233.1%

Total other expense, net	$(15,852)	$(14,523)	$(1,329)	(8.4)%

          Other expense, net, decreased to $14.5 million for the three months ended March 31, 2014 from $15.9 million for the three months ended March 31, 2013. The decrease was principally driven by a $2.4 million decrease in other expenses primarily due to foreign currency gains in 2014 versus losses in 2013, partially offset by a $1.2 million increase in interest expense. Interest expense increased primarily due to the write off of capitalized third-party fees and unamortized discount related to our refinancing activities.

Income Tax (Expense) Benefit

          Income tax expense was $1.6 million for the three months ended March 31, 2014, compared to $1.3 million for the three months ended March 31, 2013. Our effective tax rate for the three months ended March 31, 2014 increased significantly due primarily to current year income or losses generated in jurisdictions where a valuation allowance release or provision fully offset the expense or benefit for the jurisdiction. These jurisdictions have full valuation allowances against their net deferred tax assets. Other variances from the statutory rate of 35% were due to (i) recognition of certain foreign related unrecognized tax benefits, and (ii) the geographical split of pre-tax income. The March 31, 2013 effective tax rate varied from the statutory rate for this period due to losses generated in jurisdictions where a valuation allowance fully offset the benefit for the related jurisdiction, the geographic distribution of pre-tax earnings and foreign deemed dividends.

Net Loss

          Net loss decreased to $1.6 million for the three months ended March 31, 2014 from a net loss of $16.7 million for the three months ended March 31, 2013 for the reasons discussed above, in particular, the impact of increased services revenue along with the overall decrease of indirect expenses as a percentage of net service revenue.

Year Ended December 31, 2013 Compared to the Years Ended December 31, 2012 and 2011

          The following table sets forth amounts from our consolidated financial statements along with the percentage change for years ended December 31, 2011, 2012 and 2013 (dollars in thousands):

	For the Years Ended December 31,			Increase / (Decrease)
	2011	2012	2013	2011 to 2012		2012 to 2013
Net service revenue	$437,005	$579,145	$652,418	$142,140	32.5%	$73,273	12.7%
Reimbursable out-of-pocket expenses	218,981	289,455	342,672	70,474	32.2%	53,217	18.4%

Total revenue	655,986	868,600	995,090	212,614	32.4%	126,490	14.6%

Costs and expenses:
Direct costs	281,810	392,045	436,688	110,235	39.1%	44,643	11.4%
Reimbursable out-of-pocket expenses	218,981	289,455	342,672	70,474	32.2%	53,217	18.4%
Selling, general and administrative	93,093	106,439	113,463	13,346	14.3%	7,024	6.6%
Restructuring and other costs	27,839	35,380	11,828	7,541	27.1%	(23,552)	(66.5)%
Transaction expenses	10,322	—	508	(10,322)	(100)%	508	—
Goodwill impairment	—	4,000	—	4,000	—	(4,000)	(100)%
Depreciation and amortization	64,136	78,811	58,473	14,675	22.9%	(20,338)	(25.8)%

Total operating expenses	696,181	906,130	963,632	209,949	30.2%	57,502	6.3%
Income (loss) from operations	(40,195)	(37,530)	31,458	2,665	6.6%	68,988	183.8%
Other expense, net	(53,963)	(57,328)	(62,138)	3,365	6.2%	(4,810)	(8.4)%

Loss before provision for income taxes	(94,158)	(94,858)	(30,680)	(700)	(0.7)%	64,178	67.7%
Income tax (expense) benefit	34,611	35,744	(10,849)	1,133	3.3%	(46,593)	(130.4)%

Net loss	$(59,547)	$(59,114)	$(41,529)	$(433)	(0.7)%	$17,585	29.7%

Net Service Revenue and Reimbursable Out-of-Pocket Expenses

          For the years ended December 31, 2011, 2012 and 2013, total revenue was comprised of the following (dollars in thousands):

	For the Years Ended December 31,			Increase / (Decrease)
	2011	2012	2013	2011 to 2012		2012 to 2013
Net service revenue	$437,005	$579,145	$652,418	$142,140	32.5%	$73,273	12.7%
Reimbursable out-of-pocket expenses	218,981	289,455	342,672	70,474	32.2%	53,217	18.4%

Total revenue	$655,986	$868,600	$995,090	$212,614	32.4%	$126,490	14.6%

          Net service revenue increased $73.3 million, or 12.7%, to $652.4 million for the year ended December 31, 2013 from $579.1 million for the year ended December 31, 2012. This increase is primarily driven by the strength of new business awards, particularly in the third and fourth quarters of 2013.

          Net service revenue increased $142.1 million, or 32.5%, to $579.1 million for the year ended December 31, 2012 from $437.0 million for the year ended December 31, 2011. This increase is principally attributable to the additional revenue from the Acquired Businesses. During the pre-acquisition period of 2011, the Acquired Businesses had revenue of $172.0 million.

          Reimbursable out-of-pocket expenses increased 18.4% to $342.7 million for the year ended December 31, 2013, compared to $289.5 million for the year ended December 31, 2012. This increase of $53.2 million is principally due to an overall increase in net service revenue, as well as an increase in the number of studies in which we procured principal investigator services. These reimbursements are offset by an equal amount in direct costs and, accordingly, have no impact on gross margin.

          Reimbursable out-of-pocket expenses increased 32.2% to $289.5 million for the year ended December 31, 2012, compared to $219.0 million for the year ended December 31, 2011. This increase of $70.5 million is principally due to an increase in the number of studies in which we procured principal investigator services, driven primarily by additional volume from the Acquired Businesses. These reimbursements are offset by an equal amount in direct costs and, accordingly, have no impact on gross margin.

          Net service revenue from our top five customers accounted for approximately 26%, 26% and 34% of total net service revenue for the years ended December 31, 2011, 2012, and 2013, respectively. Various subsidiaries of Otsuka Holdings Co., Ltd. accounted for approximately 12%, 12% and 15% of total net service revenue for the years ended December 31, 2011, 2012, and 2013, respectively.

Direct Costs and Reimbursable Out-of-Pocket Expenses

          For the years ended December 31, 2011, 2012 and 2013, direct costs and reimbursable out-of-pocket expenses were as follows (dollars in thousands):

	For the Years Ended December 31,			Increase / (Decrease)
	2011	2012	2013	2011 to 2012		2012 to 2013
Direct costs	$281,810	$392,045	$436,688	$110,235	39.1%	$44,643	11.4%
Reimbursable out-of-pocket expenses	218,981	289,455	342,672	70,474	32.2%	53,217	18.4%

Total Direct costs and Reimbursable out-of-pocket expenses	$500,791	$681,500	$779,360	$180,709	36.1%	$97,860	14.4%

          Direct costs increased by $44.6 million, or 11.4%, to $436.7 million for the year ended December 31, 2013 from $392.0 million for the year ended December 31, 2012. This increase is primarily due to $45.8 million higher compensation, benefits and incentive compensation expense and contract labor costs associated with additional headcount in line with our increased revenues and operational performance.

          Direct costs increased by $110.2 million, or 39.1%, to $392.0 million for the year ended December 31, 2012 from $281.8 million the year ended December 31, 2011. This increase is primarily attributable to the increase in direct costs from the personnel, facilities and other expenses associated with the Acquired Businesses.

          Reimbursable out-of-pocket expenses increased 18.4% to $342.7 million for the year ended December 31, 2013 compared to the year ended December 31, 2012 and 32.2% to $289.5 million for the year ended December 31, 2012, compared to the year ended December 31, 2011. These expenses increased for the reasons set forth above under "—Net Service Revenue and Reimbursable Out-of-Pocket Expenses" and can vary depending on the proportion of principal investigator activities and pass-through expenses that we manage within the mix of contracts we are performing at any point in time.

Selling, General and Administrative

          For the years ended December 31, 2011, 2012 and 2013, selling, general and administrative expenses were as follows (dollars in thousands):

	For the Years Ended December 31,			Increase / (Decrease)
	2011	2012	2013	2011 to 2012		2012 to 2013
Selling, general and administrative	$93,093	$106,439	$113,463	$13,346	14.3%	$7,024	6.6%
Percentage of net service revenue	21.3%	18.4%	17.4%

          Selling, general and administrative expenses for the year ended December 31, 2013 were $113.5 million, compared to $106.4 million for the year ended December 31, 2012. The increase of $7.0 million, or 6.6%, was primarily driven by an increase in business development expense in line with the increase in net new business awards and revenue, marketing expense associated with our new branding campaign and incentive compensation expense due to improved company performance as discussed above.

          Selling, general and administrative expenses for the year ended December 31, 2012 were $106.4 million, compared to $93.1 million for the year ended December 31, 2011. This increase of $13.3 million or 14.3% was primarily due to the additional personnel and infrastructure costs associated with the Acquired Businesses.

          As a result of our cost savings initatives and our ability to leverage the selling, general and administrative functions as we have grown revenue, these expenses as a percentage of net service revenue declined from 21.3% to 18.4% and 17.4% for years ended December 31, 2011, 2012 and 2013, respectively.

Restructuring and Other Costs

          Restructuring and other costs were $11.8 million for the year ended December 31, 2013, primarily comprised of severance costs of $7.9 million and lease costs of $1.8 million for abandoned facilities related to the 2013 restructuring plan. This plan was adopted to better align headcount and costs with our current geographic sources and mix of revenue and included a reduction of approximately 325 employee and contract positions. Restructuring and other costs also include $2.1 million in legal fees and consulting fees, primarily incurred in connection with legal entity restructuring related to the Kendle Acquisition.

          Restructuring and other costs were $35.4 million for the year ended December 31, 2012, primarily comprised of $13.9 million in lease obligation and termination costs in connection with the abandonment and closure of redundant facilities and $13.3 million in severance costs. Restructuring costs also include IT and other professional fees of $8.2 million.

          Restructuring and other costs for the year ended December 31, 2011 were $27.8 million, primarily comprised of costs associated with the cancellation of employment agreements and additional severance totaling $19.1 million and IT and other professional fees of $8.7 million. These restructuring costs are primarily attributable to our integration of Kendle and also include costs related to our other restructuring initiatives undertaken during 2011.

Transaction Expenses

          Transaction expenses were $0.5 million for the year ended December 31, 2013, primarily consisting of third-party fees associated with the debt refinancing and legal fees associated with the MEK Consulting acquisition. Transaction expenses of $10.3 million were incurred for the year ended December 31, 2011 and were primarily comprised of legal fees, accounting fees and the noncapitalizable portion of bank fees related to the Kendle Acquisition.

Goodwill Impairment

          During the year ended December 31, 2012, we determined that the fair value of one of our reporting units, Phase I Services, did not exceed the carrying value resulting in a $4.0 million impairment of goodwill. This impairment arose from the reduced scope of our Phase I Services reporting unit as we closed our Morgantown, West Virginia location in June 2012. We evaluate goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We perform our annual impairment test by estimating the fair value of each reporting unit using a combination of the income and market approaches for purposes of estimating our total fair value of the reporting unit.

Depreciation and Amortization

          Depreciation and amortization expense decreased to $58.5 million for the year ended December 31, 2013 from $78.8 million for the year ended December 31, 2012. The decrease is principally due to the full amortization of certain acquisition-related intangible assets.

          Depreciation and amortization expense increased to $78.8 million for the year ended December 31, 2012 from $64.1 million for the year ended December 31, 2011. This increase is principally due to the amortization of intangible assets resulting from the purchase price allocation in connection with the Kendle Acquisition on July 12, 2011 and the Trident Acquisition on June 1, 2011. We allocated the purchase price for each transaction to identifiable intangible assets, including backlog, customer relationships, and technologies, which are being amortized on a straight line basis over periods ranging from two to twelve years. A portion of the purchase price was also allocated to property and equipment, and is being depreciated over the remaining useful lives.

Other Expense, Net

          For the years ended December 31, 2011, 2012 and 2013, other income and expenses were as follows (dollars in thousands):

	For the Years Ended December 31,			Increase / (Decrease)
	2011	2012	2013	2011 to 2012		2012 to 2013
Interest income	$151	$239	$310	$88	58.3%	$71	29.7%
Interest expense	(65,633)	(62,246)	(60,799)	(3,387)	(5.2)%	(1,447)	(2.3)%
Other income (expense), net	11,519	4,679	(1,649)	(6,840)	(59.4)%	(6,328)	(135.2)%

Total other expense	$(53,963)	$(57,328)	$(62,138)	$3,365	6.2%	$4,810	8.4%

          Total other expense increased from $57.3 million for the year ended December 31, 2012 to $62.1 million for the year ended December 31, 2013. The increase was primarily driven by a

$6.3 million increase in other expense due to change in foreign currency losses of $3.0 million and a $2.7 million gain recorded in 2012 with respect to the GVK Acquisition. This increase was partially offset by a $1.4 million decrease in interest expense resulting from the reduction in the interest rate on our term loan in February 2013 from Amendment No. 1 to our 2011 Credit Agreement.

          Total other expense increased to $57.3 million for the year ended December 31, 2012 from $54.0 million for the year ended December 31, 2011, driven by a $6.8 million decrease in other income, partially offset by a $3.4 million decrease in interest expense.

          Other income decreased by $6.8 million due to foreign currency fluctuations primarily due to lower gains resulting from changes in rates used to settle foreign currency transactions, as well as to re-measure monetary asset and liability balances that are not in local currency. This decrease was partially offset by a $2.7 million gain on the GVK Acquisition.

          Interest expense decreased by $3.4 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011. In 2011, interest expense included $11.1 million of prepayment penalties and the write off of $8.9 million in deferred financing costs resulting from refinancing of our outstanding debt on July 12, 2011 concurrent with the Kendle Acquisition. This decrease was partially offset by the $16.5 million increase in interest expense for the year ended December 31, 2012 due to the larger debt balance and higher interest rate.

Income Tax (Expense) Benefit

          Income tax expense was $10.8 million for the year ended December 31, 2013, compared to a benefit of $35.7 million for the year ended December 31, 2012.

          The effective tax rate for the year ended December 31, 2013 was (35.4)% compared to 37.7% for the year ended December 31, 2012. The change in our effective tax rate between 2013 and 2012 is primarily due to an increase in the valuation allowance on U.S. deferred tax assets and U.S. taxes provided on foreign earnings deemed not to be permanently reinvested outside the United States. Management's evaluation of available positive and negative evidence resulted in a judgment that the realization of the tax benefits for U.S. deferred tax assets did not meet the "more likely than not" standard and therefore a valuation allowance was recorded. Earnings of our foreign subsidiaries will be subject to income taxation in the United States for income tax purposes when repatriated. However, for financial reporting purposes, income taxes on a portion of these earnings were provided as though they have currently been repatriated, as these earnings have been deemed to be not indefinitely reinvested outside the United States during the year ended December 31, 2013.

          Income taxes were a benefit of $35.7 million for the year ended December 31, 2012, compared to $34.6 million for the year ended December 31, 2011.

          The effective tax rate for the year ended December 31, 2012 was 37.7% compared to 36.8% for the year ended December 31, 2011. The increase in our effective tax rate was primarily due to foreign deemed dividends and the capitalization of transaction expenses for income tax purposes.

Net Loss

          Net loss decreased to $41.5 million from $59.1 million and $59.5 million for the years ended December 31, 2013, 2012 and 2011, respectively for the reasons discussed above, in particular the impact of increased services revenue along with the overall decrease of indirect expenses as a percentage of net service revenue.

Liquidity and Capital Resources

          Key measures of our liquidity are as follows (dollars in thousands):

	December 31, 2012	December 31, 2013	March 31, 2014
Balance sheet statistics:
Cash and cash equivalents	$81,363	$96,972	$114,159
Restricted cash	1,051	569	569
Working capital	43,032	57,605	65,547

          We fund our operations and growth, including acquisitions, primarily with our working capital, cash flow from operations as well as funds available for borrowing under our $75.0 million revolving credit facility. Our principal liquidity requirements are to fund our debt service obligations, capital expenditures, expansion of services, possible acquisitions, integration and restructuring costs, geographic expansion, working capital and other general corporate purposes.

          On July 12, 2011, we entered into our $375.0 million 2011 Credit Agreement, with a syndicate of banks, financial institutions and other entities, or the Lenders. The 2011 Credit Agreement was originally comprised of a $300.0 million term loan, a $75.0 million revolving facility and letter of credit and swing line facilities. All obligations under the 2011 Credit Agreement are guaranteed by INC Intermediate and certain of INC's direct and indirect wholly-owned domestic subsidiaries. The obligations under the 2011 Credit Agreement are secured by substantially all of the assets of INC and the guarantors. In February 2013 and February 2014, we entered into Amendment No. 1 and Amendment No. 2, respectively. These amendments provided for reductions in the applicable margins under the revolving facility to 3.25% for Eurodollar loans, to 2.25% for base rate loans and reduced the applicable margins under the term loan facility to 3.25% for Eurodollar loans and to 2.25% for base rate loans and reduced the LIBOR floor under the term loan facility from 1.25% to 1.0%. In addition, the financial maintenance covenant was amended to be applicable only to the revolving facility and so long as the sum of revolving loans, swing line loans and letters of credit (other than letters of credit that are cash collateralized), outstanding as of the last day of any four-fiscal quarter period, is greater than 25% of the revolving commitments. The new covenant, when applicable, requires us to maintain a secured leverage ratio of 4.0 to 1.0. We are permitted to add a receivables securitization facility of $100.0 million and have a prepayment premium of 1% applicable to any prepayment of term loans that is made in connection with a re-pricing transaction that occurs on or prior to August 19, 2014.

          On July 12, 2011, INC issued $300.0 million aggregate principal amount of its Notes due July 15, 2019. The Notes are unsecured and rank equally in right of payment with all of INC's existing and future senior debt. The Notes are guaranteed by INC Intermediate and certain of INC's direct and indirect wholly-owned domestic subsidiaries and the obligations of such guarantors under their guarantees are equal in right of payment to all of their existing and future senior debt. The Notes bear interest at a rate of 11.5% per annum, payable semi-annually in arrears on July 15 and January 15 of each year until July 15, 2019. The Notes are non-callable for the first four years. See "Description of Material Indebtedness—Senior Notes."

          As of March 31, 2014, we had total principal amount of indebtedness (including capital leases) of approximately $589.6 million. Further, we have undrawn commitments available for additional borrowings under our senior secured facilities of $73.9 million (net of $1.1 million in outstanding letters of credit as of March 31, 2014) which we may use for working capital and other purposes. The issuance of additional debt and the related incremental interest expense could adversely affect our operations and financial condition or limit our ability to secure additional capital and other resources.

          In connection with this offering, we intend to borrow $              million of incremental term loans under our 2011 Credit Agreement. We intend to use the proceeds of these borrowings, along with the proceeds of this offering and cash on hand to redeem all of our outstanding Notes. We expect the repayment of our $300 million outstanding aggregate principal amount of Notes, plus redemption premiums, make-whole interest and related fees and expenses, to result in a cash outflow of $             upon the consummation of this offering. See "Description of Material Indebtedness."

          Our ability to make payments on our indebtedness and to fund planned capital expenditures and necessary working capital will depend on our ability to generate cash in the future. Management believes that cash on hand, cash flows from operations and funds available under the revolving credit facility will be sufficient to meet our working capital and other currently anticipated cash needs, scheduled debt and interest payments and income tax obligations. Our ability to meet our cash needs through cash flows from operations will depend on the demand for our services, as well as general economic, financial, competitive and other factors, many of which are beyond our control. Our business might not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness, or to fund our other liquidity needs, including working capital, capital expenditures, acquisitions, investments and other general corporate requirements. If we cannot fund our liquidity needs, we will have to take actions such as reducing or delaying capital expenditures, acquisitions or investments, selling assets, restructuring or refinancing our debt, reducing the scope of our operations and growth plans, or seeking additional equity capital. We cannot be assured that any of these remedies could, if necessary, be affected on commercially reasonable terms, or at all, or that they would permit us to meet our scheduled debt service obligations. Our 2011 Credit Agreement and the indenture governing our Notes limit the use of proceeds from any disposition of assets and, as a result, we may not be allowed, under those agreements, to use the proceeds from any such dispositions to satisfy all current debt service obligations.

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2014

          For the three months ended March 31, 2013 and 2014, our cash flows from operating, investing and financing activities were as follows (dollars in thousands):

	Three Months Ended March 31,		Increase / (Decrease)
	2013	2014	2013 to 2014
Net cash provided by (used in) operating activities	$(17,706)	$31,210	$48,916	276.3%
Net cash used in investing activities	(3,703)	(6,926)	3,223	87.0%
Net cash provided by (used in) financing activities	1,184	(6,391)	(7,575)	(639.8)%

Cash Flows from Operating Activities

          For the three months ended March 31, 2014, our operating activities provided $31.2 million in cash flow, consisting of a net loss of $1.6 million, adjusted for net noncash items of $16.6 million primarily related to depreciation and amortization, amortization of capitalized loan fees, stock-based compensation and deferred income taxes. In addition, $16.2 million of cash was provided by changes in operating assets and liabilities, consisting primarily of a decrease in account receivable and unbilled receivables, an increase in net deferred revenue, partially offset by a decrease in accounts payable and accrued expenses.

          For the three months ended March 31, 2013, our operating activities used $17.7 million in cash, consisting of a net loss of $16.7 million, adjusted for net noncash item increases of $18.0 million primarily related to depreciation and amortization, foreign currency adjustments as well as amortization of capitalized loan fees, partially offset by changes in deferred income taxes. In addition, $18.6 million of cash was used by changes in operating assets and liabilities, consisting primarily of an increase in net accounts receivable, as well as the net changes in other current assets and liabilities, partially offset by increases in accounts payable, accrued expenses and deferred revenue.

          The changes in operating assets and liabilities result primarily from the net movement in accounts receivable, unbilled revenue, and deferred revenue, coupled with changes in accrued expenses. Fluctuations in billed and unbilled receivables and unearned revenue occur on a regular basis as we perform services, achieve milestones or other billing criteria, send invoices to customers and collect outstanding accounts receivable. This activity varies by individual customer and contract. We attempt to negotiate payment terms that provide for payment of services prior to or soon after the provision of services, but the levels of unbilled services and unearned revenue can vary significantly from period to period.

          Cash flows from operations increased by $48.9 million during the three months ended March 31, 2014 compared to the three months ended March 31, 2013, primarily due to year-over-year increase of $34.8 million in cash provided from working capital and a $15.2 million decrease in nets loss, offset by a $4.1 million change in the non-cash foreign currency gains and losses.

Cash Flows from Investing Activities

          For the three months ended March 31, 2014, we used $6.9 million in cash for investing activities, comprised primarily of the purchase of $4.6 million of property and equipment and $2.3 million for the purchase of MEK Consulting. We anticipate total purchases of property and equipment for the year ended December 31, 2014 will be between $20.0 million and $25.0 million.

          For the three months ended March 31, 2013, we used $3.7 million in cash for investing activities for the purchase of property and equipment.

Cash Flows from Financing Activities

          For the three months ended March 31, 2014, financing activities used $6.4 million in cash, primarily driven by $6.3 million in net repayments on long term debt and capital leases obligations.

          For the three months ended March 31, 2013, financing activities provided $1.2 million in cash, primarily driven by $2.8 million in proceeds from the modification of long term debt, partially offset by $1.5 million of payments on long-term debt and capital lease obligations.

Year Ended December 31, 2013 Compared to the Years Ended December 31, 2012 and 2011

          For the years ended December 31, 2011, 2012 and 2013, our cash flows from operating, investing and financing activities were as follows (dollars in thousands):

	For the Years Ended December 31,			Increase / (Decrease)
	2011	2012	2013	2011 to 2012		2012 to 2013
Net cash provided by (used in) operating activities	$(18,533)	$42,999	$37,270	$61,532	332.0%	$(5,729)	(13.3)%
Net cash used in investing activities	(369,670)	(15,637)	(18,980)	(354,033)	(95.8)%	3,343	21.4%
Net cash provided (used in) by financing activities	422,053	(16,269)	(5,575)	(438,322)	(103.9)%	10,694	65.7%

Cash Flows from Operating Activities

          For the year ended December 31, 2013, our operating activities provided $37.3 million in cash flow, consisting of a net loss of $41.5 million, adjusted for net noncash items of $72.6 million primarily related to depreciation and amortization, amortization of capitalized loan fees, stock-based compensation and deferred income taxes. In addition, $6.2 million of cash was provided by changes in operating assets and liabilities, consisting primarily of an increase in deferred revenue, an increase in other long term liabilities, offset by decrease in account receivable and unbilled revenue, net.

          For the year ended December 31, 2012, operating activities provided $43.0 million in cash, consisting of a net loss of $59.1 million, adjusted for net noncash items of $43.0 million primarily related to depreciation and amortization expense as well as amortization of capitalized loan fees, partially offset by changes in deferred income taxes, foreign currency adjustments and gain on purchase of an equity affiliate. In addition, $59.1 million in cash was provided by the changes in operating assets and liabilities, consisting primarily of an increase in other current assets and deferred revenue, partially offset by a decrease in accounts payable and accrued expenses, as well as an increase in accounts receivable and unbilled revenue.

          For the year ended December 31, 2011, operating activities used $18.5 million in cash, consisting of a net loss of $59.5 million, adjusted for net noncash items of $34.4 million primarily related to depreciation and amortization expense as well as amortization of capitalized loan fees, partially offset by changes in deferred income taxes and foreign currency adjustments. In addition, $6.6 million in cash was provided by the changes in operating assets and liabilities, consisting primarily of an increase in other current assets and deferred revenue, partially offset by a decrease in accounts payable and accrued expenses, as well as a decrease in accounts receivable and unbilled revenue.

          Cash flows from operations decreased by $5.7 million during 2013 compared to 2012, primarily due to year-over-year reduction of $51.8 million in cash provided from working capital, offset by an increase in earnings prior to amortization and depreciation. Cash flows from operations increased by $61.5 million during 2012 compared to 2011, primarily due to year-over-year increase of $52.2 million in cash provided from working capital, offset by a decrease in the net loss prior to amortization and depreciation.

Cash Flows from Investing Activities

          For the year ended December 31, 2013, we used $19.0 million in cash for investing activities, comprised primarily of the purchase of $17.7 million of property and equipment and $1.3 million for contingency payments for the Trident Acquisition.

          For the year ended December 31, 2012, we used $15.6 million in cash for investing activities, comprised primarily of the purchase of $9.6 million of property and equipment, $3.4 million payment related to the GVK Acquisition (net of cash acquired) and $2.6 million payment of contingent consideration related to the Trident Acquisition.

          For the year ended December 31, 2011, our investing activities used $369.7 million in cash, comprised primarily of $364.9 million related to the Kendle Acquisition and the Trident Acquisition (net of cash acquired), as well as the purchase of $4.8 million of property and equipment.

Cash Flows from Financing Activities

          For the year ended December 31, 2013, financing activities used $5.6 million in cash, primarily driven by $4.0 million in net repayments on long term debt and capital leases obligations and $1.4 million of treasury stock repurchases.

          For the year ended December 31, 2012, financing activities used $16.3 million in cash, primarily driven by $7.0 million in repayments on our revolving line of credit and $6.4 million of payments on other long term debt and capital lease obligations, and $2.8 million of treasury stock repurchases.

          For the year ended December 31, 2011, our financing activities provided $422.1 million in cash, primarily from $568.1 million of proceeds from issuance of long-term debt, $162.3 million of proceeds from the sale of common stock and borrowings of $28.0 million on our revolving line of credit, partially offset by $329.3 million of repayments of our previously outstanding long-term debt, revolving line of credit and capital lease obligations, $4.5 million of dividends paid and $2.6 million of treasury stock repurchases.

Inflation

          Our long-term contracts, those in excess of one year, generally include inflation or cost of living adjustments for the portion of the services to be performed beyond one year from the contract date. In the event actual inflation rates are greater than our contractual inflation rates or cost of living adjustments, inflation could have a material adverse effect on our operations or financial condition.

Contractual Obligations and Commitments

          The following table summarizes our expected material contractual payment obligations as of December 31, 2013 (dollars in thousands):

	Payment Due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-term debt	$596,480	$4,713	$4,287	$287,480	$300,000
Interest on long-term debt	290,228	52,392	104,445	98,891	34,500
Non-cancellable purchase commitments	39,943	17,193	22,225	525	—
Capital leases	2,564	2,292	272	—	—
Operating leases	84,889	22,247	35,588	23,590	3,464

Total	$1,014,104	$98,837	$166,817	$410,486	$337,964

          The interest payments on long-term debt in the above table are based on interest rates in effect as of December 31, 2013. On February 19, 2014, we entered into Amendment No. 2 to our 2011 Credit Agreement. Pursuant to Amendment No. 2, we reduced the applicable margins under the revolving loan facility to 3.25% for Eurodollar loans, to 2.25% for base rate loans and reduced the applicable margins under the term loan facility to 3.25% for Eurodollar loans and to 2.25% for base rate loans, in each case subject to further reductions based upon a pricing grid.

          In connection with this offering, we intend to borrow $              million of incremental term loans under our 2011 Credit Agreement. We intend to use the proceeds of these borrowings, along with the proceeds of this offering and cash on hand to redeem all of our outstanding Notes. Additionally, our interest on long-term debt will decrease by $              million related to the repayment of the Notes, partially offset by an increase of $              million related to the borrowings under our 2011 Credit Agreement.

          We have recorded a tax liability for unrecognized tax benefits for uncertain tax positions of $23.7 million which has not been included in the above table due to the uncertainties in the timing of the settlement of the income tax positions.

          We are a party to supplier contracts related to clinical services that if cancelled would require payment for services performed and potentially additional services required to protect the safety of subjects. The value of these potential wind-down provisions is not practical to estimate.

Off-balance Sheet Arrangements

          We do not have any off-balance sheet arrangements except for operating leases entered into in the normal course of business.

Critical Accounting Policies and Estimates

          The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses during the period, as well as disclosures of contingent assets and liabilities at the date of the financial statements. We evaluate our estimates on an ongoing basis, including those related to revenue recognition, stock-based compensation, valuation of goodwill and identifiable intangibles, tax-related contingencies and valuation allowances, allowance for doubtful accounts, litigation contingencies, among others. These estimates are based on the information available to management at the time these estimates, judgments and assumptions are made. Actual results may differ materially from these estimates.

Revenue Recognition

          We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service offering has been delivered to the customer; (3) the collection of the fees is reasonably assured; and (4) the arrangement consideration is fixed or determinable. We record revenues net of any tax assessments by governmental authorities, such as value added taxes, that are imposed on and concurrent with specific revenue generating transactions.

          Our arrangements are primarily service contracts and historically, a majority of the net service revenue has been earned under contracts which range in duration from a few months to several years. Most of our contracts can be terminated by the client with 30 days' notice. In the event of termination, our contracts often provide for fees for winding down the project, which include both fees incurred and actual expenses and noncancellable expenditures and may include a fee to cover a percentage of the remaining professional fees on the project. We do not recognize revenue with respect to start-up activities including contract and scope negotiation, feasibility analysis and conflict of interest review associated with contracts. The costs for these activities are expensed as incurred.

          The majority of our contracts are service contracts for clinical research that represent a single unit of accounting. Clinical research service contracts generally take the form of fixed-fee-per-unit, fee-for-service contracts and fixed-price contracts, with a majority of the contracts being fixed-fee-per-unit. For fixed-price service contracts (including fixed-fee and fixed-price-per-unit arrangements), revenue is recognized as services are performed based upon a proportional performance basis, which is generally assessed using output measures that are specific to the service provided.

          Examples of output measures include, among others, number of sites activated, number of site initiation visits, and number of monitoring visits completed. Revenue is determined by dividing the actual units of work completed by the total units of work required under the contract and multiplying that ratio by the total contract value. The total contract value, or total contractual payments, represents the aggregate contracted price for each of the agreed upon services to be provided. For fee-for-service contracts, fees are billed based on a contractual rate basis. We recognize revenue on these arrangements as services are performed, primarily on a time and materials basis.

          Changes in the scope of work are common, especially under long-term contracts, and generally result in a renegotiation of future contract pricing terms and change in contract value. If the customer does not agree to contract modification, we could bear the risk of cost overruns. Renegotiated amounts are not included in net revenues until the contract modification is signed, the amount is earned and realization is assured.

          For the arrangements that include multiple elements, arrangement consideration is allocated to units of accounting based on the relative selling price. The best evidence of selling price of a unit of accounting is vendor-specific objective evidence, or VSOE, which is the price we charge when the deliverable is sold separately. When VSOE is not available to determine selling price, management uses relevant third-party evidence, or TPE, of selling price, if available. When neither VSOE nor TPE of selling price exists, management uses its best estimate of selling price considering all relevant information that is available without undue cost and effort. We consider the guidance related to the accounting for multiple element arrangements when determining whether more than one contract shall be combined and accounted for as a single arrangement.

Billed and Unbilled Accounts Receivable and Deferred Revenues

          Accounts receivable are recorded at net realizable value. Unbilled accounts receivable arise when services have been rendered for which revenue has been recognized but the customers have not been billed. In general, prerequisites for billings and payments are established by contractual provisions, including predetermined payment schedules, which may or may not correspond to the timing of the performance of services under the contract.

          In some cases, payments received are in excess of revenue recognized. Deferred revenues represent billings or receipts of payments from customers in advance of services being provided and the related revenue being earned or reimbursable expenses being incurred. As the contracted services are subsequently performed and the associated revenue is recognized, the deferred revenues balance is reduced by the amount of the revenue recognized during the period.

Allowance for Doubtful Accounts

          We maintain a credit approval process and make significant judgments in connection with assessing customers' ability to pay throughout the contractual obligation. Despite this assessment, from time to time, customers are unable to meet their payment obligations. We continuously monitor customers' credit worthiness and apply judgment in establishing a provision for estimated credit losses based on historical experience and any specific customer collection issues that have been identified.

Goodwill, Intangible Assets and Long-Lived Assets

          Goodwill represents the excess of purchase price over the fair value of net assets acquired in business combinations. We evaluate goodwill for impairment on an annual basis or more frequently if events or changes in circumstances indicate that goodwill might be impaired. During 2012, we determined that the goodwill related to our Phase I Services reporting unit was impaired and recognized an impairment loss of $4.0 million. In June 2014, we determined that Phase I Services and Global Consulting reporting units were not performing according to management expectations, resulting in a triggering event requiring an evaluation of the goodwill and intangible assets for impairment. Our assessment of any potential impairment is not yet complete.

          Intangible assets consist primarily of trademarks, backlog, customer relationships and technologies. These intangible assets, with the exception of certain trademarks, are being amortized on a straight-line basis over their estimated useful lives, which range in term from one to 12 years. Certain trademarks have an indefinite life and are not amortized but instead are evaluated for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. Finite-lived intangible assets are tested for impairment upon the occurrence of certain triggering events.

          Long-lived assets, including fixed assets and intangible assets, are regularly reviewed to determine if facts and circumstances indicate that the useful life is shorter than we originally estimated or that the carrying amount of the assets may not be recoverable. If such facts and circumstances exist, we assess the recoverability of identified assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets and occur in the period in which the impairment determination was made.

Stock-Based Compensation

          We recognize stock-based compensation expense for stock option awards provided to our employees. We measure stock-based compensation cost at grant date, based on the estimated fair value of the award and recognize the service-based cost on a straight-line basis (net of estimated forfeitures) over the employee's vesting period. The compensation expense with respect to performance-based awards is recognized if we believe it is probable that the performance condition will be achieved. We reassess the probability of the achievement of the performance condition at each reporting period, and adjust the compensation expense for subsequent changes in the estimate or actual outcome.

          We estimate the fair value of each option award on the grant date using the Black-Scholes-Merton option-pricing model. The model requires the use of the following assumptions: the fair value of our Class A common shares; an expected dividend yield; expected volatility; risk-free interest rate; and expected term.

          Fair Value of Our Class A Common Shares.    Due to the absence of an active market for our Class A common shares, the fair value of our common shares for purposes of determining the fair value of stock option awards was determined in good faith by our Board, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid, including:

  •
  contemporaneous related party valuations of our common shares;

  •
  the common shares underlying the award involved illiquid securities in a private company;

  •
  our results of operations and financial position;

  •
  the composition of, and changes to, our management team and Board;

  •
  the material risks related to our business;

  •
  our business strategy;

  •
  the market performance of publicly traded companies in the CRO sector, and recently completed mergers and acquisitions of companies comparable to us;

  •
  the likelihood of achieving a liquidity event for the holders of our common shares and options such as an initial public offering given prevailing market conditions; and

  •
  external market conditions affecting the life sciences and biotechnology industry sectors.

          Each quarter a contemporaneous valuation (within the meaning of such term under the AICPA Practice Aid) of our Class A common shares was performed by a related party. At each grant date, the Board considered whether any events or circumstances occurred between the date of the valuation and the date of the grant that would indicate a significant change in the fair value of our common shares during that period. For all of the contemporaneous valuations performed, two commonly accepted valuation approaches were applied to estimate our enterprise value: the guideline public company method and the guideline transactions method. These methods both select a valuation multiple from comparable public companies or transactions, making adjustments for our strengths and weaknesses relative to the selected companies and apply it to our operating data to determine an indication of our enterprise value. Our valuations utilized a multiple of Adjusted EBITDA to enterprise value of comparable companies and transactions, applied to our historical and prospective Adjusted EBITDA to arrive at an indication of the fair value. This metric was selected as we believe it is the most appropriate valuation of a company with our capital structure and is commonly used by investors and analysts within our industry.

          The following table summarizes all stock option grants from September 1, 2010 through March 31, 2014:

	Number of Shares Underlying Options Granted	Exercise Price Per Share	Estimated Fair Value Per Common Share at Grant Date
September 2010 to May 2011	27,311,000	$1.00	$1.00
June 2011 to July 2013	12,273,000	$1.25	$1.25
August 2013 to January 6, 2014	3,800,000	$1.19	$1.19
January 7, 2014 to March 31, 2014	—	—	—

          Expected Dividend Yield.    We have not paid and do not expect to pay dividends on our Class A common stock, therefore, we use a zero-percent dividend rate.

          Expected Volatility.    We use the historical volatilities of a selected peer group as we do not have sufficient trading history to determine the volatility of our Class A common stock. We intend to continue to rely on this information until a sufficient amount of historical information regarding the volatility of our own stock becomes available, or unless the circumstances change such that the identified companies are no longer similar to us.

          Risk-Free Interest Rate.    We use the implied yield available on U.S. Treasury zero-coupon bonds with an equivalent remaining term of the options for each option group to represent the risk-free interest rate.

          Expected Term.    The expected term represents the period that our option awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term, we have based our expected term on the simplified method available under GAAP, which utilizes the midpoint between the vesting date and the end of the contractual term.

          Once we have determined an estimated fair value, we adjust that value for expected forfeitures to represent the value of the award that we expect to vest. We estimate forfeitures based on a historical analysis of our actual forfeiture experience. We recognize the expense on a straight-line basis over the requisite service period of the award. At the end of each period, we review the estimated forfeiture rate and, as applicable, make changes to the rate calculations to reflect new developments. Stock-based compensation cost is recorded in direct costs and selling, general and administrative in the consolidated statements of operations and comprehensive loss based on the employees' respective function.

          We record deferred tax assets for awards that result in deductions on our income tax returns, based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which we will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statements of operations and comprehensive loss (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

Restructuring and Related Expenses

          Restructuring costs, which primarily include severance and facility closure costs, are recorded at estimated fair value. Key assumptions in determining the restructuring costs include the terms and payments that may be negotiated to terminate certain contractual obligations and the timing of employees leaving us. We account for restructuring costs in accordance with the authoritative guidance for compensation—nonretirement postemployment benefits. Under this guidance, we record these obligations when the obligations are estimable and probable.

          We account for one-time termination benefits, contract termination costs and other related exit costs in accordance with the authoritative guidance for exit or disposal cost obligations. This guidance requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to when management commits to an exit plan. Additionally, this guidance requires that (i) liabilities associated with exit and disposal activities be measured at fair value, (ii) one-time termination benefits be expensed at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period, (iii) liabilities related to an operating lease/contract be recorded at fair value and measured when the contract does not have any future economic benefit to the entity (i.e., the entity ceases to utilize the rights conveyed by the contract), and (iv) all other costs related to an exit disposal activity be expensed as incurred.

Income Taxes

          We and our U.S. subsidiaries file a consolidated U.S. federal income tax return. Our other subsidiaries file tax returns in their local jurisdictions.

          We provide for income taxes on all transactions that have been recognized in the consolidated financial statements. Specifically, we estimate our tax liability based on current tax laws in the statutory jurisdictions in which it operates. Accordingly, the impact of changes in income tax laws on deferred tax assets and deferred tax liabilities are recognized in net earnings in the period during which such changes are enacted. We record deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities and for tax benefit carryforwards using enacted tax rates in effect in the year in which the differences are expected to reverse.

          We provide valuation allowances against deferred tax assets for amounts that are not considered more likely than not to be realized. The valuation of the deferred tax asset is dependent on, among other things, our ability to generate a sufficient level of future taxable income. In estimating future taxable income, we have considered both positive and negative evidence, such as historical and forecasted results of operations, and have considered the implementation of prudent and feasible tax planning strategies.

          We recognize a tax benefit from an uncertain tax position only if we believe it is more likely than not to be sustained upon examination based on the technical merits of the position. Judgment is required in determining what constitutes an individual tax position, as well as the assessment of the outcome of each tax position. We consider many factors when evaluating and estimating tax positions and tax benefits. In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations in domestic and foreign jurisdictions. The amount of the accrual for which an exposure exists is measured as the largest amount of benefit determined on a cumulative probability basis that we believe is more likely than not to be realized upon ultimate settlement of the position. If the calculation of liability related to uncertain tax positions proves to be more or less than the ultimate assessment, a tax expense or benefit to expense, respectively, would result. We do not foresee any reasonably possible change in the unrecognized tax benefits in the next twelve months, but acknowledge circumstances can change due to unexpected developments in the law.

          Our policy has been to provide income taxes on earnings of foreign subsidiaries only to the extent those earnings are expected to be repatriated. We intend to repatriate current and future earnings of our foreign subsidiaries to meet certain cash requirements in the United States. As a result, we have provided taxes on these earnings. We continue to assert that all undistributed foreign earnings prior to December 31, 2012 remain permanently reinvested to support future growth in foreign markets and to maintain current operating needs of foreign locations.

Recently Issued Accounting Standards

          In February 2013, the FASB issued guidance that requires preparers to report, in one place, information about reclassifications out of accumulated other comprehensive income and, if applicable, the effect of the reclassifications on the respective line items in the consolidated statements of operations and comprehensive (loss) income. The guidance is effective for fiscal years and interim periods beginning on or after December 15, 2012. The adoption did not have a material impact on our consolidated financial statements.

          In February 2013, the FASB issued guidance to clarify that nonpublic entities are not required to disclose the fair value hierarchy level for financial instruments that are not measured at fair value on the statement of financial position but for which fair value is disclosed. The guidance is effective immediately and the adoption did not have a material impact on our consolidated financial statements.

          In March 2013, the FASB issued guidance specifying that a cumulative translation adjustment, or CTA, should be recognized into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. The guidance is effective for fiscal years beginning after December 15, 2014. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

          In July 2013, the FASB issued Accounting Standards Update, or ASU, No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward or Tax Credit Carryforward Exists. The ASU provides guidance regarding the presentation in the statement of financial position of an unrecognized tax benefit when a net operating loss carryforward or a tax credit carryforward exists. The ASU generally provides that an entity's unrecognized tax benefit, or a portion of its unrecognized tax benefit, should be presented in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The ASU applies prospectively to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. We do not plan to early adopt. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

          On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will eliminate transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, and early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. We are currently evaluating the impact of the adoption of this standard on our consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

          Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates, interest rates and other relevant market rate or price changes. In the ordinary course of business, we are exposed to various market risks, including changes in foreign currency exchange rates and interest rates, and we regularly evaluate our exposure to such changes. Our overall risk management strategy seeks to balance the magnitude of the exposure and the cost and availability of appropriate financial instruments. From time to time, we have utilized forward exchange contracts to manage our foreign currency exchange rate and interest rate risk.

Foreign Currency Exchange Rates

          Approximately 26.8% and 26.3% of our net service revenues for the years ended December 31, 2012 and 2013, respectively, were denominated in currencies other than the U.S. dollar. Our financial statements are reported in U.S. dollars and, accordingly, fluctuations in exchange rates will affect the translation of our revenues and expenses denominated in foreign currencies into U.S. dollars for purposes of reporting our consolidated financial results. During 2012 and 2013, the most significant currency exchange rate exposures were the Euro and British pound. A hypothetical change of 10% in average exchange rates used to translate all foreign currencies to U.S. dollars would have impacted income before income taxes for 2013 by approximately $17 million. We do not have significant operations in countries in which the economy is considered to be highly-inflationary.

          We are subject to foreign currency transaction risk for fluctuations in exchange rates during the period of time between the consummation and cash settlement of a transaction. Accordingly, exchange rate fluctuations during this period may affect our profitability with respect to such contracts. We are able to partially offset our foreign currency transaction risk through exchange rate fluctuation adjustment provisions stated in our contracts with customers, or we may hedge our transaction risk with foreign currency exchange contracts.

Interest Rates

          We are subject to market risk associated with changes in interest rates. At December 31, 2013 and 2012, we had $296.5 million and $295.5 million, respectively, outstanding under credit agreements subject to variable interest rates. Each quarter-point increase or decrease in the applicable interest rate at December 31, 2013 and 2012 would change our interest expense by approximately $0.7 million and $0.7 million, respectively, per year.

BUSINESS

Overview

          We are a leading global CRO exclusively focused on Phase I to Phase IV clinical development services for the biopharmaceutical and medical device industries. We provide our customers highly differentiated therapeutic alignment and expertise, with a particular strength in CNS, oncology and other complex diseases. We consistently and predictably deliver clinical development services in a complex environment and offer a proprietary, operational approach to clinical trials through our Trusted Process® methodology. Our service offerings focus on optimizing the development of, and therefore, the commercial potential for, our customers' new biopharmaceutical compounds, enhancing returns on their R&D investments, and reducing their overhead by offering an attractive variable cost alternative to fixed cost, in-house resources.

          Over the past decade, we have systematically built our scale and capabilities to become a leading global provider of Phase I to Phase IV clinical development services, with approximately 5,200 employees in 50 countries across six continents as of March 31, 2014. Our broad global reach has enabled us to provide clinical development services in over 100 countries. Our global footprint provides our customers with broad access to diverse markets and patient populations, local regulatory expertise and local market knowledge. We have developed our capabilities and infrastructure in parallel with our extensive, industry-leading relationships with principal investigators and clinical research sites, as demonstrated by our ranking as the "Top CRO" in the 2013 CenterWatch Global Investigative Site Relationship Survey. We believe these attributes are critical for delivering high quality clinical trial results on time and on budget for our customers. We provide robust clinical development services through specialized therapeutic teams that have deep scientific expertise and are strategically aligned with the largest and fastest growing areas of our customers' R&D investments. Over 75% of our backlog as of March 31, 2014 is in CNS, oncology and other complex diseases, such as genetic disorders and infectious diseases.

          Our diversified customer base includes a mix of many of the world's largest biopharmaceutical companies as well as high-growth, small and mid-sized biopharmaceutical companies. We deliver high quality service through our internally developed, metrics-driven Trusted Process®, which is our proprietary methodology designed to reduce operational risk and variability by standardizing clinical development services and implement quality controls throughout the clinical development process. We believe our Trusted Process® leads our customers to faster, better-informed drug development decisions.

          For the year ended December 31, 2013 and the three months ended March 31, 2014, we had total net service revenue of $652.4 million and $184.7 million, respectively, a net loss of $(41.5) million and $(1.6) million, respectively, Adjusted Net Income of $15.4 million and $7.0 million, respectively, and Adjusted EBITDA of $105.5 million and $32.6 million, respectively. Net service revenue, Adjusted Net Income and Adjusted EBITDA increased by 12.7%, 456.3%, and 25.1%, respectively, for the year ended December 31, 2013 from the year ended December 31, 2012. Net service revenue and Adjusted EBITDA increased by 23.3% and 80.8%, respectively, for the quarter ended March 31, 2014 from the quarter ended March 31, 2013. Adjusted Net Income increased from a loss of $1.4 million during the three months ended March 31, 2013 to income of $7.0 million during the three months ended March 31, 2014. For a reconciliation of Adjusted Net Income and Adjusted EBITDA, each of which are non-GAAP measures, to our net loss, see "Selected and Pro Forma Consolidated Financial Data."

Our Market

          The market for our services includes biopharmaceutical companies that outsource clinical development services. We believe we are well-positioned to benefit from the following market trends:

          Trends in late-stage clinical development outsourcing.    Within the clinical development market, we primarily focus on Phase II to Phase IV clinical trials. Biopharmaceutical companies continue to prioritize the outsourcing of Phase II to Phase IV clinical trials, particularly in complex, high-growth therapeutic areas such as CNS, oncology and other complex diseases. Additionally, small and mid-sized biopharmaceutical companies typically have limited infrastructure and therefore have a particular proclivity to outsource their clinical development to CROs. Since January 2013, biotechnology companies in the United States have raised $15.4 billion from the public equity markets, and we believe the growth in this sector will further enhance overall growth within the CRO industry. We estimate that the market for CRO services for Phase II to Phase IV clinical development services will grow at a rate of 8% to 9% annually through 2018, driven by a combination of increased development spend and further outsourcing penetration. In addition, we estimate that total biopharmaceutical spending on drug development in 2013 was approximately $74.6 billion, of which the clinical development market, which is the market for drug development following pre-clinical research, was approximately $65.1 billion. Of the $65.1 billion, we estimate our total addressable market to be $56.3 billion, after excluding $8.8 billion of indirect fees paid to principal investigators and clinical research sites, which are not a part of the CRO market. We estimate that total biopharmaceutical spending on clinical development will grow at a rate of 3% to 4% annually through 2018. In 2013, we estimate biopharmaceutical companies outsourced approximately $20.6 billion of clinical development spend to CROs, representing a penetration rate of 37% of our total addressable market. We estimate that this penetration rate will increase to 46% of our total addressable market by 2018. We believe that CROs with deep therapeutic expertise, global reach and capabilities, the ability to conduct increasingly complex clinical trials and maintain strong principal investigator and clinical research site relationships will be well-positioned to benefit from these industry trends.

          Optimization of biopharmaceutical R&D efficiency.    Market forces and healthcare reform, including the Affordable Care Act and other governmental initiatives, place significant pressure on biopharmaceutical companies to improve cost efficiency. Companies need to demonstrate the relative improvement in quality, safety, and effectiveness of new therapies as compared to existing approved therapies as early as possible in the development process. CROs can help biopharmaceutical companies deploy capital more efficiently, especially as many biopharmaceutical companies do not have adequate in-house development resources. In response to high clinical trial costs, particularly in therapeutic areas such as CNS and oncology, which we believe present the highest mean cost per patient across all clinical trials, biopharmaceutical companies are streamlining operations and shifting development to external providers in order to lower their fixed costs. Based on efficiencies gained through experience, we estimate that CROs have shortened clinical testing timelines by as much as 30%. Full service CROs can deliver operational efficiencies, provide high visibility into trial conduct, and allow biopharmaceutical companies to focus internal resources on their core competencies related to drug discovery and commercialization.

          Globalization of clinical trials.    Clinical trials have become increasingly global as biopharmaceutical companies seek to accelerate patient recruitment, particularly within protocol-eligible, treatment-naïve patient populations without co-morbidities that could skew clinical outcomes. Additionally, biopharmaceutical companies increasingly seek to expand the commercial potential of their products by applying for regulatory approvals in multiple countries, including in areas of the world with fast growing economies and middle classes that are spending more on healthcare. As part of the approval process for biopharmaceutical products in newer markets, especially in certain Asian and emerging markets, regulators often require trials to include specific percentages or numbers of people from local populations. Thus, clinical studies to support marketing approval applications frequently include a combination of multinational and domestic trials. These trends emphasize the importance of global experience and geographic coverage, local market knowledge and coordination throughout the development process.

          Management of increasingly complex trials.    The biopharmaceutical industry operates in an increasingly sophisticated and highly regulated environment and has responded to the demands of novel therapeutics by adapting efficient drug development processes. Complex trial design expertise has emerged as a significant competitive advantage for select CROs that have a track record of successfully navigating country-specific regulatory, trial protocol and patient enrollment barriers, including sometimes subjective, evolving clinical endpoints. Measures of clinical trial complexity significantly increased over the last decade, as evidenced by total procedures per trial protocol increasing by 57% between 2000 and 2011. In addition, the therapeutic areas where we have a particular focus, including CNS, oncology and other complex diseases, often require more complex testing protocols than other disease indications. For example, studies related to CNS, oncology and other complex diseases often require treatment-naïve patients, and sometimes have subjective endpoints, which can be difficult to measure. Accordingly, these areas demand greater clinical trial proficiency and therapeutic expertise, particularly in light of new methods of testing, such as the use of biomarkers and gene therapy.

Our Competitive Strengths

          We believe that we are well positioned to capitalize on positive trends in the CRO industry and provide differentiated solutions to our customers based on our key competitive strengths set forth below:

          Deep and long-standing expertise in the largest and fastest growing therapeutic areas. Over the past 20 years, we have focused on building world-class therapeutic expertise to better serve our customers. We provide a broad offering of therapeutic expertise, with our core focus in the largest and fastest growing therapeutic areas, including CNS, oncology and other complex diseases, which collectively constitute over 75% of our backlog as of March 31, 2014. Based on industry data, we estimate that CNS, oncology and other complex diseases together represent over 55% of total Phase III drugs under development. We believe we have been growing faster than the market, resulting in market share gains in our key therapeutic areas. Our total net service revenue grew by 12.7% in 2013 and our net service revenue for CNS and oncology, collectively, grew by 21.3% in 2013.

          Our therapeutic expertise is managed by our senior leadership and delivered by the senior scientific and medical staff and our clinical research associates, or CRAs, within our various therapeutic areas. A significant majority of our CRAs are specifically trained in individual therapeutic areas, with over 60% of our CRAs dedicated to CNS, oncology or other complex diseases. We believe that our expertise in managing complex clinical trials differentiates us from our competitors and has played a key role in our revenue growth, our ability to win new clinical trials and our successful relationship development with principal investigators and clinical research sites.

          Clinical development focus and innovative operating model. We derive approximately 99% of our net service revenue from clinical development services without distraction from lower growth, lower margin non-clinical business. Since 2006, we have conducted our clinical trials using our innovative Trusted Process® operating model, which standardizes methodologies, increases the predictability of the delivery of our services and reduces operational risk. Since initiation of the Trusted Process®, we have reduced median study start-up time (defined as the period from finalized protocol to first patient enrolled) on new projects by 26%. Based on industry sources for the median study start-up time for the biopharmaceutical industry, we believe we achieve this milestone for our customers at a significantly faster pace than industry medians, primarily due to our proprietary Trusted Process® operating model. In addition to the absolute reduction of cycle times in critical path milestones, we provide greater operating efficiency, more predictable project schedules and a reduction in overall project timelines. Ninety percent of our new business awards in 2013 were from repeat customers, which we believe is directly attributable to our innovative business model.

          Unmatched, industry-leading principal investigator and clinical research site relationships. We have extensive relationships with principal investigators and clinical research sites. We believe these quality relationships are critical for delivering clinical trial results on time and on budget for our customers. Motivated and engaged investigative sites can facilitate faster patient recruitment, increase retention, maintain safety, ensure compliance with protocols as well as with local and international regulations, and streamline reporting. The ability to recruit and retain principal investigators and patients is an integral part of the clinical trial process. We have dedicated personnel focused on enhancing clinical research site relationships; we work with these sites in collaborative partnerships to improve cycle times and standardize start-up activities to drive efficiency. Our focus on principal investigator and clinical research site relationships is unmatched in the industry, as demonstrated by our ranking as the "Top CRO" in the 2013 CenterWatch Global Investigative Site Relationship Survey. We also participate at the highest level of membership within the Society for Clinical Research Sites (SCRS) as a Global Impact Partner (GIP).

          Broad global reach with in-depth local market knowledge. We believe that we are one of a few CROs with the scale, expertise, systems and agility necessary to conduct global clinical trials. We offer our services through a highly skilled staff of approximately 5,200 employees in 50 countries as of March 31, 2014 and have conducted work in over 100 countries. We have expanded our presence in high-growth international markets such as Asia-Pacific, Latin America and the Middle East and North Africa. Our comprehensive regulatory expertise and extensive local knowledge facilitate timely patient recruitment for complex clinical trials and improved access to treatment-naïve patients and to emerging markets, thereby reducing the time and cost of these trials for our customers while also optimizing the commercialization potential for new therapies.

          Diversified, loyal and growing customer base. We have a well-diversified, loyal customer base that includes many of the world's largest biopharmaceutical companies as well as high-growth, small and mid-sized biopharmaceutical companies. We have several customers with whom we have achieved "preferred provider" or strategic alliance status, and many of our customers are diversified across multiple projects and compounds. Our top five customers represented approximately 54 compounds in 64 indications across 132 active projects and accounted for approximately 34% of our net service revenue in 2013. Our customer base is geographically diverse with well-established relationships in the United States, Europe and Asia. We believe the breadth of our footprint reduces our exposure to potential U.S. and European biopharmaceutical industry consolidation. For example, 25% of our 2013 revenue was associated with biopharmaceutical customers whose parent companies are headquartered in Japan. We believe that the tenure of our customer relationships as well as the depth of penetration of our services reflect our strong reputation and track record. While 90% of our new business awards in 2013 were from repeat customers and our top ten customers have worked with us for an average of six years, we were also awarded clinical trials from 53 new customers in 2013. We have also increased our penetration in the large biopharmaceutical market, which we define as the top 50 biopharmaceutical companies measured by annual drug revenue, as evidenced by our new business awards from large biopharmaceutical companies growing by 46% in 2013. We believe we have increased our market share significantly in recent years and are well poised to continue growing our customer base.

          Outstanding financial performance. We have achieved significant revenue and EBITDA growth over the past several years. For example, during fiscal year 2013, we increased our net service revenue, Adjusted EBITDA and Adjusted Net Income by 12.7%, 25.1%, and 456.3%, respectively. We have continued this growth in the first quarter of 2014 with year-over-year growth of our net service revenue and Adjusted EBITDA of 23.3% and 80.8%, respectively, and with Adjusted Net Income increasing from a loss of $1.4 million in the three months ended March 31, 2013 to income of $7.0 million in the three months ended March 31, 2014. The momentum in our business is also reflected in the growth in our backlog and new business awards (which is the value of future net service awards supported by contracts or pre-contract written communications from customers for projects that have received appropriate internal funding approval, are not contingent upon completion of another trial or event and are expected to commence within the next 12 months minus the value of cancellations in the same period). For the period from December 31, 2012 to March 31, 2014, we have grown our backlog by 28.1% and net new business awards grew by 29.6% during 2013 compared to 2012. We believe our outstanding financial profile and strong momentum demonstrate the quality of the platform we have built to position ourselves for continued future growth.

          Highly experienced management team with a deep-rooted culture of quality and innovation. We are led by a dedicated and experienced senior management team with significant industry experience and knowledge focused on clinical development. Each of the members of our senior management has 20 years or more of relevant experience, including significant experience across the CRO and biopharmaceutical industries. Our management team has successfully grown our company into a leading CRO through a combination of organic growth and acquisitions and believes we are well positioned to further capitalize on industry growth trends.

Growth Strategy

          The key elements of our growth strategy include:

          Focus on attractive, high-growth late-stage clinical development services market. We believe outsourcing late-stage clinical development services to CROs optimizes returns on invested R&D for biopharmaceutical companies. As development spend and outsourcing penetration rates continue to increase, we estimate that the late-stage clinical development services market will grow at a rate of 8% to 9% annually through 2018 and is poised to realize incremental growth relative to the overall CRO market. We believe that our core focus on the late-stage clinical development services market ideally positions us to benefit from this growth trend. Additionally, we believe that our differentiated approach of investing in highly experienced people, making better use of enabling technology and improving the process of clinical development, will allow our customers to generate superior returns.

          Leverage our expertise in complex clinical trials. We intend to continue to develop and leverage our therapeutic expertise in complex clinical trials. We believe that our focus on and deep expertise in complex therapeutic areas such as CNS, oncology and other complex diseases better position us to win new clinical trials in these fast growing and large therapeutic areas. This is enhanced by the use of our proprietary Trusted Process® methodology that reduces operational risk and variability by standardizing processes and minimizing delays, instills quality throughout the clinical development process and leads customers to more confident, better-informed drug development decisions.

          Capitalize on our geographic scale. We intend to leverage our global breadth and scale to drive continued growth. We have built our presence across key markets over time, developing strong relationships with principal investigators and clinical research sites around the world. We have expanded our patient recruitment capabilities, principal investigator relationships and local regulatory knowledge, which will continue to position us well for new customer wins in a wide array of markets. We have added geographic reach through both acquisitions and organic growth in areas such as Asia-Pacific, Latin America and the Middle East and North Africa, which we believe is critical to obtaining larger new business awards from large and mid-sized biopharmaceutical companies. Our long-term growth opportunities are enhanced by our strong reputation in emerging markets and our track record of efficiently managing trials in accordance with regional regulatory requirements.

          Continuous enhancement of our Trusted Process® methodology to deliver superior outcomes. We intend to continue the development and enhancement of our Trusted Process® methodology, which has delivered measurable, beneficial results for our customers and improved drug development decisions. We believe our Trusted Process® will continue to lead to high levels of customer satisfaction. Our Trusted Process® is subject to continual refinement based on feedback from therapeutic leadership, staff and customers as well as the market factors of an evolving regulatory environment and technology innovation. Our Trusted Process® uses best-in-class and industry-leading third-party technology solutions. We expect that through continuous enhancement of our Trusted Process® methodology, we will achieve better alignment of best-in-class technology to enable increased visibility into critical processes, management and controls in the drug development process. For example, a recent technology and process integration has contributed to a 25% reduction in time required for finalization of our clinical monitoring trip reports. If this integrated approach becomes the standard, and if personnel are able to be appropriately reassigned, this improvement in our productivity would equate to 55 full time equivalents of additional capacity. We intend to continue to position ourselves to quickly adopt best-in-class technology through effective third-party collaborations without the need for high capital investments and maintenance costs, driving attractive returns on capital.

          Continue proven track record of identifying and successfully integrating selective acquisitions to augment our organic growth. Over the past decade, we have developed a systematic approach for integrating acquisitions. We have successfully acquired and integrated ten companies. These strategic acquisitions have increased our size, scale and reach, complementing our organic growth profile as we have become a leading provider of CRO services. Our acquisitions have enabled us to expand our global service offerings across all four phases of biopharmaceutical clinical development while also allowing us to achieve significant synergies and cost reductions. For example, in March 2014 we completed the acquisition of MEK Consulting, which expanded our presence in the high-growth Middle East and North Africa market. The acquisition of MEK Consulting is representative of our future acquisition strategy. We will continue to evaluate opportunities to acquire and integrate selective tuck-in acquisitions within the CRO sector in order to strengthen our competitive position and realize attractive returns on our investments.

          Driving our human capital asset base to grow existing relationships. As a clinical service provider, our employees are critical to our ability to deliver our innovative operational model by engaging with customers, delivering clinical development services in a complex environment, and supporting and executing our growth strategy. All employees undergo comprehensive initial orientation and ongoing training, including a focus on our Trusted Process® methodology. Our recruiting and retention efforts are geared toward maintaining and growing a stable work force focused on delivering results for customers. We have a successful track record of integrating talent from prior acquisitions and believe we have a best-in-class pool of highly experienced project management and CRAs. A significant majority of our CRAs are specifically trained in individual therapeutic areas, with over 60% of our CRAs focused on CNS, oncology or other complex diseases.

Our History

          Founded more than two decades ago as an academic CNS research organization, we have translated that expertise into a global organization with a number of therapeutic specialties, as well as full data services and regulatory capabilities. Over the past decade, we have increased our size, scale and reach to become a leading provider of CRO services for the largest clinical trials. We have successfully acquired and integrated ten companies, which significantly expanded our global footprint and broadened our therapeutic coverage. These acquisitions expanded service offerings across all phases of clinical development and increased our geographic presence in Asia-Pacific, Latin America and the Middle East and North Africa.

Overview of the Four Tenets of Clinical Development

          Clinical development is a critical step in the process of bringing a new drug therapy to market. We are exclusively focused on Phase I to Phase IV clinical development services for the biopharmaceutical and medical device industries. We assist our customers in advancing their pipelines of innovative investigational therapies with the goal of extending and/or enhancing the lives of patients. The essence of clinical development services are rooted in the following four tenets:

Valid scientific hypothesis and ability to run a trial

          We engage with our customers early in the clinical development process to strategically evaluate the trial design that will support the customers' objectives for the trial. Using therapeutic and operational expertise, our goal is to support our customers by objectively and rationally assessing the strengths and weaknesses of a trial, threats posed by a competitive landscape, resource requirements and, ultimately the prospects of success on the trial, measured by analysis of the hypothesis against final data.

Operationally valid/feasible protocol

          We combine long-standing therapeutic expertise and focus on operational excellence with innovative technologies in an effort to optimize the customers' protocol, thereby creating efficiencies and reducing associated clinical drug development costs. Our approach converts the protocol design into structured data by generating a "line of sight" that links trial procedures, endpoints and study objectives. We then perform a detailed analysis of the protocol to determine if the protocol design is complete and "fit-for-purpose." By helping our customers develop a well-designed protocol, we help our customers reduce the risk of regulatory or ethics rejection, help generate enthusiasm from principal investigators to participate in the trial and generate interest from potential patients to enroll.

Motivated, high quality principal investigators

          We have developed a forward thinking strategy to improve site engagement by holistically understanding, selecting and managing clinical research principal investigators and sites. We develop an in-depth understanding of the therapeutic area and how the trial fits in a competitive landscape in order to identify the most appropriate principal investigators and sites for specific trials. We believe that if the trial is scientifically and/or clinically interesting and involves a reasonable administrative burden, principal investigators are more motivated to participate which is part of the impetus for us to engage customers early in trial design and protocol development. We also work to create seamless, proactive ways to track principal investigator and site data related to site qualification and experience, site facilities and previous site performance.

Motivated, informed and protocol-eligible patients

          Our therapeutic focus allows us to understand patient groups in a specific therapeutic area, customizing the most effective plan for recruitment and retention of patients on a trial. We utilize data to evaluate evidence-based strategies for recruitment of patients in a clinical study respective to therapeutic requirements, geographic distribution and customer trial objectives. Our strategies address how we support sites with training tools and materials to increase the probability of patient participation from start-to-finish in a clinical trial by working to improve patient-site relationships, patient desire to participate in a clinical trial, and improve enrollment of eligible patients who are better informed of the clinical trial. We leverage our strong therapeutic expertise and focus, fit-for-purpose technology and optimized process execution to provide best in class global clinical development services to the biopharmaceutical industry, aiming to reduce cost and time to the delivery of actionable data.

Our Services

          Our extensive range of services supports the entire clinical development process from Phase I to Phase IV and allows us to offer our customers an integrated suite of investigative site support and clinical development services. We offer these services across a wide variety of therapeutic areas with deep clinical expertise with a primary focus on Phase II to Phase IV clinical trials. We provide total biopharmaceutical program development while also providing discrete services for any part of a trial. The combination of service area experts and the depth of clinical capability allows for enhanced protocol design and actionable trial data. Our comprehensive suite of clinical development services includes, but is not limited to:

Clinical Development Services
Clinical Trial Management	Data Services	Strategic and Regulatory Services	Post-Approval Services

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Patient recruitment and retention

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Project management

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Clinical monitoring

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Drug safety/ pharmacovigilance

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Medical affairs

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Quality assurance

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Regulatory and medical writing

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Functional Service

	• Clinical data management • Electronic data capture • Biostatistics	• Strategic development services • Regulatory consulting and submissions • Clinical operations optimization • Pricing and reimbursement planning

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Specialized support for patient registries

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Safety surveillance studies, prospective observational studies

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Health outcome research

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Patient reported outcomes

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Phase IV effectiveness trials

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Health economics studies and retrospective chart reviews

Clinical Trial Management

          We offer a variety of select and stand-alone clinical trial services as well as full-service, global studies through our clinical development services. Our key clinical trial management services include the following:

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  Patient Recruitment and Retention.  Our patient recruitment services group helps identify and manage appropriate vendors, focuses on patient recruitment and retention strategies and acts as a liaison to media outlets and other vendors that we have validated.

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  Project Management.  Our project managers provide customer-focused leadership in managing clinical trials and are accountable for the successful execution of all assigned projects, where success includes on-time, on-budget, and high quality results that lead to satisfied customers. Project managers have the skills, education, experience and training to support the successful conduct of clinical studies.

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  Clinical Monitoring.  Our clinical monitors oversee the conduct of a clinical trial by working with and monitoring clinical research sites to assure the quality of the data. The clinical monitor ensures the trial is conducted according to GCP, International Conference on Harmonisation, or ICH, guidelines and local regulations, to meet the customers' and regulatory authorities' requirements according to the study protocol. CRAs engage with clinical research sites in site initiation, training and patient recruitment. We deploy and manage clinical monitoring staff in all regions of the globe. By maintaining a therapeutic focus, we attract CRAs who have a strong desire to dedicate themselves to working within CNS, oncology and other complex diseases, providing an environment where they can further develop their expertise in their chosen therapeutic area of interest.

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  Drug Safety/Pharmacovigilance.  Our drug safety teams are strategically located across the United States, Europe, Latin America and Asia-Pacific. We provide global drug safety expertise in all phases of clinical research for serious adverse event/adverse event collection, evaluation, classification, reporting, reconciliation, post-marketing safety and pharmacovigilance.

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  Medical Affairs.  We have in-house physicians who provide 24/7 medical monitoring, scientific and medical support for project management teams and clinical research sites. These in-house physicians consist of senior clinicians and former clinical researchers with patient care and trial management expertise.

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  Quality Assurance.  Quality control steps are built into all of our processes. We have an independent quality assurance department that, in addition to conducting independent audits of all ongoing projects and processes as part of our internal quality assurance program, offers contracted quality assurance services to customers, including audits of clinical research sites and of various vendors to the clinical research industry; 'mock' regulatory inspections and clinical research site inspection-readiness training; standard operating procedure development; and quality assurance program development/consultation. Our customers also engage us to conduct third-party audits on behalf of their studies.

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  Regulatory and Medical Writing.  We also offer regulatory and medical writing expertise across the entire biopharmaceutical product lifecycle. Our team has hands-on regulatory and medical writing knowledge gained through experience from working in large biopharmaceutical companies, as well as high-growth, small and mid-sized biopharmaceutical companies, CROs and the FDA. Additionally, each member is trained in FDA regulations, including GCP/standard operating practice compliance guidelines and guidelines established by the ICH.

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  Functional Services.  Our functional service provider, or FSP, offering is a tool to help sponsors review their approach to key functional areas of clinical research, specifically those areas not core to their clinical development business. The aim of implementing an FSP approach is greater predictability and more consistent delivery of services across all protocols. We currently operate FSP hubs in North America, South America, Europe and Asia.

Data Services

          Our data services include the following:

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  Clinical Data Management.  Our clinical data management services allow us to confirm that the clinical trial database is ready, accurately populated and locked in an expeditious manner, with verification and validation procedures throughout every phase of a clinical trial. This processing is done in synchronization with the clinical team, utilizing the information provided from the trial to help ensure efficient processes are employed, regardless of the data collection method used.

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  Electronic Data Capture.  To compete in today's changing global drug and device development environment, companies must collect and distribute data faster than ever before. We have the ability to manage electronic data capture, or EDC, to help our customers take advantage of the efficiencies available through this EDC, which include improved access to data, reduced cycle time, increased productivity and improved relationships with customers, vendors and other parties. We utilize three leading EDC platforms: Medidata Rave, Oracle Clinical Remote Data Capture on site and Phase Forward's InForm products. Our ability to design, build and deliver high quality databases in all three platforms enables our team to deliver effective EDC solutions.

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  Biostatistics.  Our biostatistics team has a depth of experience with the FDA and European Medicines Agency, or EMA, which allows our teams to provide customers with guidance on building a statistical plan to meet regulatory and safety requirements as well as a careful analysis of the resulting study data. In addition, we provide support for independent drug safety monitoring boards and a full range of related services. Our biostatisticians are also heavily involved in our Trusted Process® methodology, so that protocol and project development can be grounded in advanced statistical methodology. As part of a project team, our biostatisticians can provide data oversight throughout a clinical trial and address any data or data handling issues that may arise.

Strategic and Regulatory Services

          Strategic Services.    Our strategic consulting group focuses on maximizing the value of scientific knowledge, intellectual property and portfolio content. The key areas of advisory services include strategic drug development, clinical development plans, registration strategies, exit strategies, transitional clarity, good practice compliance strategies, clinical operations optimization, pricing and reimbursement and due diligence. Strategic consultants include senior executives from medical and regulatory affairs, clinical research, biostatistics and data management. These individuals provide expertise gained through hands-on experience as former executives from biopharmaceutical companies, CROs and regulatory agencies.

          Regulatory Services.    We offer regulatory expertise across the entire biopharmaceutical product lifecycle. Our regulatory affairs practice has a global presence with offices in North America, Europe and Asia-Pacific. In addition, subject matter experts are located worldwide to provide global regulatory coverage. Global regulatory services include worldwide regulatory submissions, regulatory strategy and agency meetings, early development consultancy, data safety monitoring board and data review committee management, chemistry manufacturing and controls, contemporary regulatory interpretation, investigational new drug, or IND, applications and clinical trial authorizations.

Post-Approval Services

          Our post-approval services are focused on efficient delivery of studies and support programs. These studies and programs include specialized support for patient registries, safety surveillance studies, prospective observational studies, health outcome research, patient reported outcomes, Phase IV effectiveness trials, health economics studies and retrospective chart reviews. Our proprietary post-approval study management system provides real-time support for clinical research sites and up-to-date status reports of sponsors.

Our Trusted Process® Methodology

          We perform each of these service offerings through our proprietary, operational approach to clinical trials. Our Trusted Process® is a metrics-driven methodology that we employ to deliver superior results to our customers. We developed this process to improve reliability and predictability of clinical trial project management. Our Trusted Process® methodology has allowed us to reduce operational risk and variability as well as provide faster cycle times. This has resulted in greater operating efficiency, highly predictable project timelines and enhanced customer satisfaction and retention rates.

          The Trusted Process® methodology is divided into four sub-processes which correlate with the key phases of a clinical project:

  •
  PlanActivation® — the design phase where a project is analyzed and a strategy developed utilizing our therapeutic and clinical experience, forming the basis of a customized project proposal. The strategy continues to be refined based on discussions with the customer through new business award.

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  QuickStart® — the initiating phase which serves to align the customer's and our project teams to a single set of objectives, create shared expectations and develop a joint plan for project implementation.

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  ProgramAccelerate® — the execution and control phase which includes the processes of patient recruitment as well as clinical monitoring and data management. Data is proactively processed and reviewed to ensure quality and project timelines are actively managed, while maintaining strong relationships with investigative sites.

  •
  QualityFinish® — the closing phase which is triggered by the first enrolled patient completing the clinical trial. This phase is focused on assuring high quality, actionable data is used to develop the final deliverables which make up the basis of the documentation necessary for filing with regulatory agencies.

          Since 2006, we have conducted studies using the tools and discipline of the Trusted Process®. We accomplish standardized delivery through support from a company-wide Project Management Office, or PMO, which defines, maintains and improves procedures relating to the Trusted Process® and ensures consistent application globally. Using this innovative operating model, we have reduced median study start-up time (defined as the period from finalized protocol to first patient enrolled) on new projects by 26%. Based on industry sources for the median study start-up time for the pharmaceutical industry, we believe we achieve this milestone for our customers at a significantly faster pace than industry medians, primarily due to our proprietary Trusted Process® operating model.

Customers

          We have a well-diversified, loyal customer base consisting of many of the world's largest biopharmaceutical companies, which we define as the top 50 biopharmaceutical companies measured by annual drug revenue. In addition, we have strong relationships with small and mid-sized biopharmaceutical customers that seek our services for our therapeutic expertise and full-service offering.

          Since December 31, 2010, we have significantly increased our exposure to large biopharmaceutical customers through both acquisitions and organic growth, providing us the opportunity to compete for large, global late-stage clinical development trials, preferred provider lists and strategic multi-year relationships. For the year ended December 31, 2013, our net service revenue attributable to large biopharmaceutical companies represented approximately 57% of our total net service revenue and net service revenue attributable to small and mid-sized biopharmaceutical companies represented approximately 43%. Additionally, we serve customers in a variety of locations throughout the world, with approximately 48.5% of our workforce headcount based in the United States and Canada, 33.7% in Europe, 9.1% in Asia-Pacific, 7.8% in Latin America and 0.9% in the Middle East and Africa as of March 31, 2014. This diversification allows us to grow our business in multiple customer segments and geographies. For the year ended December 31, 2013, our top five customers accounted for approximately 34%, and our largest customer, Otsuka, accounted for approximately 15%, of our total net service revenues. Further, our revenue from our top 5 customers for the year ended December 31, 2013 was diversified across approximately 54 compounds in 64 indications across 132 active projects.

          Our top ten customers have worked with us for an average of six years as of December 31, 2013. We also have an attractive, growing list of "preferred provider" and/or strategic alliance relationships. Further, among the majority of our customers, revenue is diversified by multiple projects for a variety of compounds. For example, 47 of our customers have active projects in more than one therapeutic area, making up 60% of our total net service revenue for the year ended December 31, 2013. We believe that the tenure of our customer relationships as well as the depth of penetration of our services reflects our strong reputation and track record.

New Business Awards and Backlog

          We add new business awards to backlog when we enter into a contract or letter of intent or when we receive a written commitment from the customer selecting us as its service provider. Contracts generally have terms ranging from several months to several years. We recognize revenue on these awards as services are performed, provided we have entered into a contractual commitment with the customer. Our new business awards, net of cancellations of prior awards, for the years ended December 31, 2011, 2012 and 2013 were approximately $449.3 million, $681.7 million and $883.5 million, respectively, and were $322.2 million for the three months ended March 31, 2014.

          Backlog consists of anticipated future net service revenue from contracts, letters of intent and other written forms of commitments that either have not started but are anticipated to begin in the near future, or are in process and have not been completed. Our backlog also reflects any related cancellation or adjustment activity. Our backlog as of December 31, 2011, 2012 and 2013 was approximately $1.2 billion, $1.3 billion and $1.6 billion, respectively, and was $1.7 billion as of March 31, 2014.

          No assurance can be given that we will be able to realize the net service revenue that is included in the backlog. See "Risk Factors—Risk Relating to Our Business—Our backlog might not be indicative of our future revenues, and we might not realize all the anticipated future revenue reflected in our backlog," and "Management's Discussion and Analysis of Financial Condition and Results of Operations—New Business Awards and Backlog" for more information.

Sales and Marketing

          We employ a team of business development sales representatives and support staff that promote, market and sell our services to biopharmaceutical companies primarily in North America, Europe, Latin America and Asia-Pacific. In addition to significant selling experience, many of these individuals have technical and/or scientific backgrounds.

          Our business development team works with our senior executives, therapeutic leaders and project team leaders to maintain key customer relationships and engage in business development activities. For many of our largest customer relationships, we have dedicated strategic account management teams to provide customers with a single point of contact to support delivery, cultural and process integration and to facilitate cross-selling opportunities.

          We use integrated and customer-focused business development teams to develop joint sales plans for key accounts. We also place our business development personnel with strong operational experience around the globe to help ensure project demands are fulfilled. Each business development employee is generally responsible for a specific group of customers and for strengthening and expanding an effective relationship with that customer. Each individual is responsible for developing his or her customer base on our behalf, responding to customer requests for information, developing and defending proposals, and making presentations to customers.

          As part of each customer proposal, our business development personnel consult with potential biopharmaceutical customers early in the project consideration stage in order to determine their requirements. We involve our therapeutic, operational, technical and/or scientific personnel early in each proposal and, accordingly, these individuals along with our business development representatives invest significant time to determine the optimal means to design and execute the potential customer's program requirements. As an example, recommendations we make to a potential customer with respect to a drug development study design and implementation are an integral part of our bid proposal process and an important aspect of the integrated services we offer. Our preliminary efforts relating to the evaluation of a proposed clinical protocol and implementation plan, along with the therapeutic expertise and advice we provide during this process, enhance the opportunity for accelerated initiation and overall success of the trial.

          Our marketing team supports our business development organization through various marketing activities to drive brand awareness and positioning, consisting primarily of market and competitive analysis, brand management, market information and collateral development, participation in industry conferences, advertising, e-marketing, publications, and website development and maintenance.

Competition

          We compete primarily against other full-service CROs and services provided by in-house R&D departments of biopharmaceutical companies, universities and teaching hospitals. Although the CRO industry has experienced increased consolidation over the past three years, the landscape remains fragmented. Our major competitors include Covance, Inc., ICON plc, inVentiv Health, Inc., PAREXEL International Corporation, Pharmaceutical Product Development, LLC, PRA Health Sciences, Quintiles Transnational Holdings Inc. and numerous specialty and regional players. We generally compete on the basis of the following factors:

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  experience within specific therapeutic areas;

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  the quality of staff and services;

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  the range of services provided;

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  the ability to recruit principal investigators and patients into studies expeditiously;

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  the ability to organize and manage large-scale, global clinical trials;

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  an international presence with strategically located facilities;

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  medical database management capabilities;

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  the ability to deploy and integrate IT systems to improve the efficiency of contract research;

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  experience with a particular customer;

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  the ability to form strategic partnerships;

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  speed to completion;

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  financial strength and stability;

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  price; and

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  overall value.

          Notwithstanding these competitive factors, we believe that our deep therapeutic expertise, global reach and operational strength differentiate us from our competitors.

Government Regulation

          Regardless of the country or region in which approval is being sought, before a marketing application for a drug is ready for submission to regulatory authorities, the candidate drug must undergo rigorous testing in clinical trials. The clinical trial process must be conducted in accordance with the Federal Food, Drug and Cosmetic Act in the United States and similar laws and regulations in the relevant foreign jurisdictions. These laws and regulations require the drug to be tested and studied in certain ways prior to submission for approval.

          In the United States, the FDA regulates the conduct of clinical trials of drug products in human subjects, the form and content of regulatory applications. The FDA also regulates the development, approval, manufacture, safety, labeling, storage, record keeping, and marketing of drug products. The FDA has similar authority and similar requirements with respect to the clinical testing of biological products and medical devices. In the EU, and other jurisdictions where our customers intend to apply for marketing authorization, similar laws and regulations apply. Within the EU, these requirements are enforced by the EMA, and requirements may vary slightly from one member state to another. In Canada, clinical trials are regulated by the Health Products Food Branch of Health Canada as well as provincial regulations. Similar requirements also apply in other jurisdictions, including Australia, Japan, and other Asian states, where we operate or where our customers may intend to apply for marketing authorization. Sponsors of clinical trials also follow ICH E6 guidelines.

          Our services are subject to various regulatory requirements designed to ensure the quality and integrity of the clinical trial process. In the United States, we must perform our clinical development services in compliance with applicable laws, rules and regulations, including GCP, which govern, among other things, the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials. Before a human clinical trial may begin, the manufacturer or sponsor of the clinical product candidate must file an IND with the FDA, which contains, among things, the results of preclinical tests, manufacturer information, and other analytical data. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Each clinical trial must be conducted pursuant to, and in accordance with, an effective IND. In addition, under GCP, each human clinical trial we conduct is subject to the oversight of an independent institutional review board, or IRB, which is an independent committee that has the regulatory authority to review, approve and monitor a clinical trial for which the IRB has responsibility. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the study subjects are being exposed to an unacceptable health risk.

          Clinical trials conducted outside the United States are subject to the laws and regulations of the country where the trials are conducted. These laws and regulations may or may not be similar to the laws and regulations administered by the FDA and other laws and regulations regarding the protection of patient safety and privacy and the control of study pharmaceuticals, medical devices or other study materials. Studies conducted outside the United States may also be subject to regulation by the FDA if the studies are conducted pursuant to an IND or an investigational device exemption for a product candidate that will seek FDA approval or clearance. It is the responsibility of the study sponsor or the parties conducting the studies to ensure that all applicable legal and regulatory requirements are fulfilled.

          In order to comply with GCP and other regulations, we must, among other things:

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  comply with specific requirements governing the selection of qualified principal investigators and clinical research sites;

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  obtain specific written commitments from principal investigators;

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  obtain IRB review and approval and supervision of the clinical trials by an independent review board or ethics committee;

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  obtain favorable opinion from regulatory agencies to commence a clinical trial;

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  verify that appropriate patient informed consents are obtained before the patient participates in a clinical trial;

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  ensure that adverse drug reactions resulting from the administration of a drug or biologic during a clinical trial are medically evaluated and reported in a timely manner;

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  monitor the validity and accuracy of data;

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  monitor drug or biologic accountability at clinical research sites; and

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  verify that principal investigators and study staff maintain records and reports and permit appropriate governmental authorities access to data for review.

          Similar guidelines exist in various states and in other countries. We may be subject to regulatory action if we fail to comply with applicable rules and regulations. Failure to comply with certain regulations may also result in the termination of ongoing research and disqualification of data collected during the clinical trials. For example, violations of GCP could result, depending on the nature of the violation and the type of product involved, in the issuance of a warning letter, suspension or termination of a clinical study, refusal of the FDA to approve clinical trial or marketing applications or withdrawal of such applications, injunction, seizure of investigational products, civil penalties, criminal prosecutions, or debarment from assisting in the submission of new drug applications. See "Risk Factors—Risks Related to Our Business—If we fail to perform our services in accordance with contractual requirements, regulatory standards and ethical considerations, we could be subject to significant costs or liability and our reputation could be harmed."

          We monitor our clinical trials to test for compliance with applicable laws and regulations in the United States and the foreign jurisdictions in which we operate. We have adopted standard operating procedures that are designed to satisfy regulatory requirements and serve as a mechanism for controlling and enhancing the quality of our clinical trials. In the United States, our procedures were developed to ensure compliance with GCP and associated guidelines.

          In addition to its comprehensive regulation of safety in the workplace, the U.S. Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers whose workers might be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. Furthermore, certain employees might have to receive initial and periodic training to ensure compliance with applicable hazardous materials regulations and health and safety guidelines. We are subject to similar regulations in Canada and Spain.

          The U.S. Department of Health and Human Services has promulgated rules under HIPAA that govern the use, handling and disclosure of personally identifiable medical information. Although we do not consider that our activities generally cause us to be subject to HIPAA as a covered entity, we endeavor to embrace sound identity protection practices. These regulations also establish procedures for the exercise of an individual's rights and the methods permissible for de-identification of health information. We are also subject to privacy legislation in Canada under the federal Personal Information and Electronic Documents Act, the Act Respecting the Protection of Personal Information in the Private Sector and the Personal Health Information Protection Act, and privacy legislation in the EU under the 95/46/EC Privacy Directive on the protection and free movement of personal data. We were one of the first CROs to become Safe Harbor certified under the jurisdiction of the Federal Trade Commission.

Intellectual Property

          We develop and use a number of proprietary methodologies, analytics, systems, technologies and other intellectual property in the conduct of our business. We rely upon a combination of confidentiality policies, nondisclosure agreements and other contractual arrangements to protect our trade secrets, and copyright and trademark laws to protect other intellectual property rights. We have obtained or applied for trademarks and copyright protection in the United States and in a number of foreign countries. Our material trademarks include Trusted Process®, PlanActivation, QuickStart, ProgramAccelerate, QualityFinish and INC Research. Although the duration of trademark registrations varies from country to country, trademarks generally may be renewed indefinitely so long as they are in use and/or their registrations are properly maintained, and so long as they have not been found to have become generic. Although we believe the ownership of trademarks is an important factor in our business and that our success does depend in part on the ownership thereof, we rely primarily on the innovative skills, technical competence and marketing abilities of our employees. We do not have any material licenses, franchises or concessions.

Employees

          As of March 31, 2014 we had approximately 5,200 full-time equivalent employees worldwide, with approximately 48.5% in the United States and Canada, 33.7% in Europe, 9.1% in Asia-Pacific, 7.8% in Latin America and 0.9% in the Middle East and Africa. None of our employees are covered by a collective bargaining agreement and we believe our overall relations with our employees are good. Employees in certain of our non-U.S. locations are represented by workers' councils as required by local laws.

          The level of competition among employers in the United States and overseas for skilled personnel is high. We believe that our brand recognition and our multinational presence are advantages in attracting qualified candidates. In addition, we believe that the wide range of clinical trials in which we participate allows us to offer broad experience to clinical researchers.

Properties

          As of March 31, 2014, we had 74 facilities located in 43 countries. Most of our facilities consist solely of office space. We lease all of our facilities, with the exception of office space owned in Madrid, Spain. Our principal executive offices are located in Raleigh, North Carolina, where we lease space in two locations totaling approximately 185,000 square feet. The leases for both of the Raleigh sites expire in 2019.

          In addition, we lease substantial facilities in Austin, Texas; Beijing, China; Camberley, United Kingdom; Cincinnati, Ohio; Mexico City, Mexico; Munich, Germany; Paris, France; Toronto, Canada and Wilmington, North Carolina with leases expiring between 2015 and 2019. We also maintain offices in various other Asian-Pacific, European, Latin American and North American locations, including Australia, India, the Middle East and Africa. None of our leases is individually material to our business model and all have either options to renew or are located in major markets with adequate opportunities to continue business operations at terms satisfactory to us.

Indemnification and Insurance

          In conjunction with our clinical development services, we employ or contract with research institutions and in some jurisdictions principal investigators and pharmacies on behalf of biopharmaceutical companies to serve as research centers and principal investigators in conducting clinical trials to test new drugs on human volunteers. Such testing creates the risk of liability for personal injury or death of volunteers, particularly to volunteers with life-threatening illnesses, resulting from adverse reactions to the drugs administered. It is possible that we could be held liable for claims and expenses arising from any professional malpractice of the principal investigators with whom we contract or employ, or in the event of personal injury to or death of persons participating in clinical trials. In addition, as a result of our operation of Phase I clinical trial facilities, we could be liable for the general risks associated with clinical trials including, but not limited to, adverse events resulting from the administration of drugs to clinical trial participants or the professional malpractice of medical care providers. We also could be held liable for errors or omissions in connection with the services we perform through each of our service groups. For example, we could be held liable for errors or omissions, or breach of contract, if monitoring obligations have been transferred to us, and one of our clinical research associates inaccurately reports from source documents or fails to adequately monitor a human clinical trial resulting in inaccurately recorded results.

          We have sought to reduce our risks by implementing the following where practicable:

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  securing contractual assurances such as indemnification provisions and provisions seeking to limit or exclude liability contained in our contracts with customers, institutions, pharmacies, vendors and principal investigators;

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  securing contractual and other assurances that adequate insurance will be maintained to the extent applicable by customers, institutions, pharmacies, vendors, principal investigators and by us; and

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  complying with various regulatory requirements, including monitoring that the oversight of independent review boards and ethics committees are intact where obligations are transferred to us and monitoring the oversight of the procurement by the principal investigator of each participant's informed consent to participate in the study.

          The contractual indemnifications we have generally do not fully protect us against certain of our own actions, such as negligence. Contractual arrangements are subject to negotiation with customers, and the terms and scope of any indemnification, limitation of liability or exclusion of liability may vary from customer to customer and from trial to trial. Additionally, financial performance of these indemnities is not secured. Therefore, we bear the risk that any indemnifying party against which we have claims may not have the financial ability to fulfill its indemnification obligations to us.

          While we maintain professional liability insurance that covers the locations in which we currently do business and that covers drug safety issues as well as data processing and other errors and omissions, it is possible that we could become subject to claims not covered by insurance or that exceed our coverage limits. We could be materially and adversely affected if we were required to pay damages or bear the costs of defending any claim that is outside the scope of, or in excess of, a contractual indemnification provision, beyond the level of insurance coverage or not covered by insurance, or in the event that an indemnifying party does not fulfill its indemnification obligations.

Legal Proceedings

          We are party to legal proceedings incidental to our business. While our management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on our consolidated financial statements, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on our financial condition and results of operations.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth certain information concerning our executive officers and directors as of June 30, 2014:

Name	Age	Position
D. Jamie Macdonald	46	Chief Executive Officer and Director
Gregory S. Rush	46	Executive Vice President and Chief Financial Officer
Alistair Macdonald	44	Chief Operating Officer
Christopher L. Gaenzle	47	Chief Administrative Officer, General Counsel and Secretary
James T. Ogle	70	Chairman of the Board
James A. Bannon	61	Director
Robert W. Breckon	56	Director
David F. Burgstahler	45	Director
Steve Faraone	40	Director
Charles C. Harwood, Jr.	61	Director
Terry Woodward	47	Director

          The following is a biographical summary of the experience of our executive officers and directors:

Executive Officers

D. Jamie Macdonald — Chief Executive Officer and Director

          Jamie Macdonald has been our Chief Executive Officer and a member of our Board since January 2013. He joined our Company in July 2011 as Chief Operating Officer when we acquired Kendle, where he was the Chief Operating Officer from May 2011 to July 2011. Prior to joining Kendle, Mr. Macdonald served for 15 years in various senior operational and finance roles at Quintiles Transnational Holdings Inc., where he most recently was Senior Vice President and Head of Global Project Management from December 2008 to January 2011. Prior to Quintiles, Mr. Macdonald began his career in the pharmaceutical sector while in the UK, where he worked with Syntex Corporation (acquired by Roche Holdings, Inc. in 1994), before joining Quintiles through a transfer of undertakings in 1995. Mr. Macdonald earned a B.A. in Economics from Heriot-Watt University in Edinburgh, Scotland and is a UK qualified Chartered Management Accountant (ACMA).

          We believe Mr. Macdonald brings to our Board valuable perspective and experience as our Chief Executive Officer, and as a former Chief Operating Officer of our Company, as well as extensive knowledge of the CRO and biopharmaceutical industries, all of which qualify him to serve as one of our directors.

Gregory S. Rush — Executive Vice President and Chief Financial Officer

          Greg Rush joined our Company in August 2013 as Executive Vice President and Chief Financial Officer and has continued to serve in that role. From April 2010 to August 2013, Mr. Rush served as Senior Vice President and Chief Financial Officer of Tekelec, Inc., which was acquired by Oracle Corporation in June 2013, after serving as Interim Chief Financial Officer in March 2010. Mr. Rush joined Tekelec as Vice President and Corporate Controller in May 2005 and served as Vice President, Corporate Controller and Chief Accounting Officer from May 2006 to March 2010. His previous experience also includes roles in various senior financial positions with Siebel Systems, Inc., Quintiles Transnational Holdings Inc., PricewaterhouseCoopers and Ernst & Young.

Mr. Rush received his Bachelor of Science in Business and Master of Accounting degrees from the University of North Carolina at Chapel Hill, graduating with honors, and is a Certified Public Accountant.

Alistair Macdonald — Chief Operating Officer

          Alistair Macdonald has been our Chief Operating Officer since January 2013. He joined our Company in 2002 and has served in various senior leadership roles during that time. Prior to his current role, Mr. Macdonald most recently served as our President, Clinical Development Services from March 2012 to January 2013, where he oversaw Study Start-up, Regulatory Consulting and Submissions, Drug Safety, Phase I Services, Global Clinical Operations Management, Alliance Delivery and Functional Service Provision and our Latin America region. He also served as Executive Vice President of our Global Oncology Unit from February 2011 to March 2012, Executive Vice President, Strategic Development from October 2009 to February 2011, and Senior Vice President, Biometrics from May 2002 to September 2009. He received his Master of Science in Environmental Diagnostics from Cranfield University.

Christopher L. Gaenzle — Chief Administrative Officer, General Counsel and Secretary

          Chris Gaenzle joined our Company in April 2012 as General Counsel and Secretary and has continued to serve in that role. Since August 2013, he has also served as our Chief Administrative Officer. Prior to joining our Company, Mr. Gaenzle served for five years in various senior legal positions at Pfizer Inc., where he was most recently Assistant General Counsel from 2010 to 2012. Prior to Pfizer, Mr. Gaenzle was a partner at Hunton and Williams LLP, where he was a practicing attorney from 1998 to 2007. Mr. Gaenzle has 20 years of private practice and corporate legal experience, the majority of which is in the pharmaceutical, medical and clinical research industries. Mr. Gaenzle received his Bachelor of Arts from Colgate University and his J.D. from Syracuse University.

Non-Employee Directors

James T. Ogle — Chairman of the Board

          Jim Ogle joined our Company in June 2003 and served as Chief Executive Officer from July 2003 to December 2012. He has served as a member of our Board since June 2003 and became Chairman of the Board in September 2010. Mr. Ogle has been non-employee Chairman of the Board since January 2013. He is also a member of the compensation committee. He was previously the Chief Operating Officer of Nascent Pharmaceuticals, a private biotechnology company from 2002 to 2003 and a director of Nascent Pharmaceuticals from 2002 to 2004. Mr. Ogle also was a director of OpGen, Inc., a company specializing in genomic and DNA analysis systems and services, from 2001 to 2007. Prior to that, Mr. Ogle was an executive at Quintiles Transnational Holdings Inc., where he served as President and Chief Operating Officer of the Quintiles Product Development Group from 1998 to 2000 and as President of Quintiles America from 1996 to 1998. He served as Chief Operating Officer and subsequently as Chief Executive Officer of BRI International, a privately-held international CRO from 1992 to 1996, before its sale to Quintiles. Prior to that, Mr. Ogle served from 1986 to 1992 as both Vice-President and President of ERC BioServices Corporation, a contractor specializing in biomedical research. Mr. Ogle received his Bachelor of Science from the United States Military Academy at West Point and his Master of Science in Industrial Engineering from the University of Alabama.

          We believe Mr. Ogle's perspective as our Chairman of the Board and our former Chief Executive Officer, his knowledge of and experience with both the operations of our Company and the CRO industry generally, and his extensive leadership experience, all qualify him to serve as one of our directors.

James A. Bannon — Director

          Jim Bannon has served as a member of our Board since November 2010 and is a member of the audit committee. Dr. Bannon currently serves as the Executive Chairman for IndiPharm Clinical Research Service, a CRO with clinical operations in India. Dr. Bannon previously served on the board of directors of Bio-Imaging Technologies, Inc. (now BioClinica) from 2002 to 2005. He also served as the Group President for several late-stage Covance Inc. businesses from 1997 to 2006, including Clinical, Central Diagnostics, IVRS and Periapproval Services. Prior to that, Dr. Bannon held executive positions at Corning Pharmaceutical Services from 1991 to 1996, including serving as the General Manager of the Corning periapproval business. Dr. Bannon received his Bachelor of Science and Doctorate in Pharmacy from The Philadelphia College of Pharmacy and Sciences.

          We believe Dr. Bannon's extensive knowledge and experience in clinical research and his leadership experiences in pharmaceutical and biopharmaceutical services businesses, along with his knowledge and expertise in standardization and consistent service delivery techniques, brings to our Board critical skills important to providing quality, standardized services to our customers and maintaining corporate and operational controls throughout our company, all of which qualifies him to serve as one of our directors.

Robert W. Breckon — Director

          Robert Breckon has served as a member of our Board since September 2011 and is a member of the audit committee. Mr. Breckon currently serves as President of Breckon Consultants Inc., which provides consulting services in the healthcare sector, and has been a Senior Advisor of Teachers' Private Capital, since July 2010. Prior to joining Teachers, he served as Senior Vice President, Strategy & Corporate Development at MDS Inc., a leading provider of products and services to the global life sciences markets now known as Nordion Inc., from 2005 to 2010, where he led acquisitions and post-acquisition integration assignments in North America, Europe and Asia. Prior to that, he held various senior-level general management positions including VP and General Manager of AutoLab Systems from 1995 to 1999. Mr. Breckon was also a partner at Ernst & Young LLP from 1990 to 1992. Mr. Breckon has served on the boards of numerous public and private companies in the United States and Canada, including Heartland Dental, Xenogen Corporation, Evolved Digital Systems Inc., Systems Xcellence Inc., Automed Systems, Inc., InPhact Inc., MDS Proteomics, Hudson Valley Laboratories and Careforce International. Mr. Breckon received his Bachelor of Science in Computer Science and Commerce from the University of Toronto and has completed the Harvard Business School Advanced Management Program.

          We believe Mr. Breckon's financial, accounting, acquisition and business experience in the health and life sciences industry, and experience serving on public and private boards brings to our Board important skills and qualify him to serve as one of our directors.

David F. Burgstahler — Director

          David Burgstahler has served as a member of our Board since September 2010 and is a member of the compensation committee. Mr. Burgstahler is a founding partner of Avista since 2005 and since 2009, has been President of Avista. Prior to forming Avista, he was a partner of DLJMB. He was at DLJ Investment Banking from 1995 to 1997 and at DLJMB from 1997 through 2005. Prior to that, he worked at Andersen Consulting (now known as Accenture) and McDonnell Douglas (now known as Boeing). He holds a Bachelor of Science in Aerospace Engineering from the University of

Kansas and a Master of Business Administration from Harvard Business School. He currently serves as a Director of AngioDynamics Inc., Armored AutoGroup Inc., ConvaTec Inc., Lantheus Holdings, Inc., Strategic Partners, Inc., Vertical/Trigen Holdings, LLC, Visant Corporation and WideOpenWest, LLC. He previously served as a Director of Warner Chilcott plc and BioReliance Holdings, Inc.

          Mr. Burgstahler was chosen as a director because of his strong finance and management background, with over 18 years in banking and private equity finance. He has extensive experience serving as a director for a diverse group of private and public companies.

Steve Faraone — Director

          Steve Faraone has served as a member of our Board since December 2011. Mr. Faraone joined Teachers' Private Capital in 2002, where he currently serves as a Vice President and is responsible for the healthcare and consumer retail sectors. Prior to joining Teachers, he spent four years with a Canadian investment bank. Mr. Faraone also serves as a director of Flynn Restaurant Group, Heartland Dental, Plano Synergy and Shearer's Foods. He received his Bachelor of Commerce (Honors Finance) from the University of British Columbia and is a CFA charterholder. Mr. Faraone has also completed the Advanced Executive Program at the Kellogg School of Management at Northwestern University, and is a graduate of the Institute of Corporate Directors.

          We believe that Mr. Faraone's financial and business acumen, his 14 years' experience investing in and serving as a director on a variety of companies, and his knowledge of the healthcare industry qualify him to serve as one of our directors.

Charles C. Harwood, Jr. — Director

          Charlie Harwood has served as a member of our Board since September 2010 and is the chair of the audit committee. Mr. Harwood is also an industry advisor to Avista, a position he has held since 2007. Mr. Harwood previously served as the President and Chief Executive Officer of BioReliance Holdings, Inc., a pharmaceutical services company engaged in biologic product testing and specialty toxicology testing, from April 2009 until March 2013, after its sale to Sigma-Aldrich in January 2012. Prior to that, Mr. Harwood was President and Chief Executive Officer of Focus Diagnostics from 2002 until the company's sale in July 2006. From 1993 to 2001, Mr. Harwood held several positions, including Chief Financial Officer and Senior Vice President of Venture Development at Covance Inc., a leading drug development services company, where he spearheaded numerous acquisitions and divestitures as well as the spin-off of Covance from Corning Incorporated in January 1997. Prior to Covance, he worked in commercial real estate development and in the Medical Products Group of the Hewlett-Packard Company. He also previously served as a director of BioReliance Holdings, Inc. Mr. Harwood received his Bachelor of Arts from Stanford University and his M.B.A. from Harvard Business School.

          We believe Mr. Harwood's extensive knowledge and experience in the healthcare industry, and specifically his leadership roles with drug development and CRO companies, brings to our Board critical skills important to both our business and the businesses of our customers and qualify him to serve as one of our directors.

Terry Woodward — Director

          Terry Woodward has served as a member of our Board since September 2011 and is the chair of the compensation committee. Dr. Woodward currently serves as a Director of Teachers' Private Capital, which he joined in 2001. Prior to joining Teachers, Dr. Woodward held senior positions in corporate development and clinical research and development at privately-held biopharmaceutical and medical diagnostic companies in the United States. Dr. Woodward manages the fund's private equity transactions in the healthcare sector and oversees growth equity and venture capital sectors. Dr. Woodward currently serves as a director of Heartland Dental, Insight Pharmaceuticals, and the Healthcare Private Equity Association. He received his Bachelor of Science and Master of Science from Virginia Polytechnic Institute & State University, his Ph.D. from McGill University and his M.B.A. from Michigan State University.

          We believe Dr. Woodward's experience and expertise in the biopharmaceutical industry, along with his experience investing in and managing various healthcare and pharmaceutical companies, bring critical skills related to analyzing and understanding the financial health of our company, as well as a broad perspective related to our Company's strategic plans and corporate governance, and qualify him to serve as one of our directors.

Board of Directors

          Our business and affairs are managed under the direction of our Board. Our Board is responsible for the management of our business and is currently comprised of eight directors. Upon consummation of this offering, we intend to amend and restate our certificate of incorporation and bylaws to, among other things, comply with SEC and NYSE or NASDAQ guidelines. The full composition of the Board will be determined at that time.

          In connection with this offering, the Stockholders Agreement will be amended to provide each of the Sponsors the right to nominate two directors to our Board for as long as such Sponsor owns at least 25% of our Class A common stock, and the right to nominate one director to our Board for as long as such Sponsor owns at least 10% of our Class A common stock. Pursuant to the amended Stockholders Agreement, each Sponsor will agree to vote for the other Sponsor's nominees. In addition, the amended Stockholders Agreement provides each Sponsor with customary information rights for as long such Sponsor owns at least 5% of our outstanding Class A common stock.

          Our amended and restated certificate of incorporation provides that our Board will initially consist of           directors, and that our Board will be divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. Class I will initially consist of              directors, Class II will initially consist of             directors, and Class III will initially consist of             directors. The size of our Board may thereafter be fixed from time to time solely by resolution of at least a majority of the directors then in office. See "Description of Capital Stock—Anti-takeover Provisions."

Director Independence and Controlled Company Exemption

          We intend to avail ourselves of the "controlled company" exemption under the corporate governance rules of the NYSE or NASDAQ. Accordingly, we will not have a majority of "independent directors" on our Board nor will we have a compensation committee and a corporate governance and nominating committee composed entirely of "independent directors" as defined under the rules of the NYSE or NASDAQ. Further, compensation for our executives will not be determined by a majority of "independent directors" as defined under the rules of the NYSE or NASDAQ. The "controlled company" exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Sarbanes-Oxley and the NYSE or NASDAQ, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our Class A common stock, a majority of whom will be independent within 90 days of listing and each of whom will be independent within one year of listing.

          If at any time we cease to be a "controlled company" under the rules of the NYSE or NASDAQ, our Board will take all action necessary to comply with the NYSE or NASDAQ corporate governance rules, including appointing a majority of independent directors to the Board and establishing certain committees composed entirely of independent directors, subject to a permitted "phase-in" period.

          Our Board has affirmatively determined that               and               are independent directors under the applicable rules of the NYSE or NASDAQ, and that who will serve on the audit committee are also independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Board Committees

          Our Board has established an audit committee and a compensation committee and will establish a nominating and corporate governance committee prior to our shares being listed on the NYSE or NASDAQ. Each committee will operate under a charter that will be approved by our Board. Each committee will have the composition and responsibilities described below. Members serve on these committees until their resignations or until otherwise determined by our Board. The charter and composition of each committee will be effective upon the consummation of this offering. The charter of each committee will be available on our website.

Audit Committee

          The primary purposes of our audit committee are to assist the Board's oversight of:

  •
  the integrity of our financial statements;

  •
  our internal financial reporting and compliance with our disclosure controls and procedures;

  •
  the qualifications, engagement, compensation, independence and performance of our independent registered public accounting firm;

  •
  our independent registered public accounting firm's annual audit of our financial statements and any engagement to provide other services;

  •
  the performance of our internal audit function;

  •
  our legal and regulatory compliance; and

  •
  the application of our codes of business conduct and ethics as established by management and the Board.

          The audit committee is currently composed of Messrs. Bannon, Breckon and Harwood. Upon the consummation of this offering, and prior to the listing of our Class A common stock, our audit committee will be composed of                  ,                   and                  .                   will serve as chair of the audit committee.             qualifies as an "audit committee financial expert" as such term has been defined by the Securities and Exchange Commission in Item 407(d) of Regulation S-K. Our Board has affirmatively determined that                   meets the definition of an "independent director" for the purposes of serving on the audit committee under applicable NYSE or NASDAQ rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee will be governed by a charter that complies with the rules of the NYSE or NASDAQ, as applicable.

Compensation Committee

          The primary purposes of our compensation committee are to:

  •
  assist the Board in discharging its responsibilities regarding compensation of our executive officers;

  •
  review and approve corporate goals and objectives relevant to the compensation of our chief executive officer and evaluate our chief executive officer's performance in light of those goals and objectives;

  •
  review and determine the compensation of our chief executive officer and other executive officers;

  •
  make recommendations to the Board with respect to our incentive and equity-based compensation plans;

  •
  provide oversight of our compensation policies, plans and benefit programs including reviewing and administering all compensation and employee benefit plans, policies and programs; and

  •
  produce, approve and recommend to the Board for approval reports on compensation matters required to be included in our annual proxy statement or annual report.

          Messrs. Burgstahler, Ogle and Woodward currently serve on our compensation committee. Upon the consummation of this offering, and prior to the listing of our Class A common stock, our compensation committee will be composed of             ,              and             .                   will serve as chair of the compensation committee. The compensation committee will be governed by a charter that complies with the rules of the NYSE or NASDAQ, as applicable.

Nominating and Corporate Governance Committee

          The primary purposes of our nominating and corporate governance committee will be to:

  •
  recommend to the Board for approval the qualifications, qualities, skills and expertise required for board of directors membership;

  •
  identify potential members of the Board consistent with the criteria approved by our Board and select and recommend to the Board the director nominees for election at the next annual meeting of stockholders or to otherwise fill vacancies;

  •
  evaluate and make recommendations regarding the structure, membership and governance of the committees of the Board;

  •
  develop and make recommendations to the Board with regard to our corporate governance policies and principles; and

  •
  oversee the annual review of the Board's performance.

          Upon the consummation of this offering, and prior to the listing of our Class A common stock, we will establish a nominating and corporate governance committee comprised of              ,              and             .                   will serve as chair of the nominating and corporate governance committee. Prior to the consummation of this offering, we did not have a nominating and corporate governance committee. The nominating and corporate governance committee will be governed by a charter that complies with the rules of the NYSE or NASDAQ, as applicable.

Code of Business Conduct and Ethics

          In connection with this offering, we will adopt a revised Code of Business Conduct and Ethics relating to the conduct of our business by all of our employees, officers, and directors, as well as a code of ethics specifically for our principal executive officer and senior financial officers. Additionally, we will adopt a revised Insider Trading Policy to establish guidelines for our employees, officers, and directors regarding transactions in our securities and the disclosure of material nonpublic information related to our company. The revised Code of Business Conduct and

Ethics and code of ethics for our principal executive officer and senior financial officers will be posted on our website, www.incresearch.com, upon completion of this offering.

Disclosure Committee and Charter

          We do not have a disclosure committee and disclosure committee charter. We plan to establish a disclosure committee and will operate under a charter. The purpose of a disclosure committee would be to provide assistance to the Principal Executive Officer and the Principal Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about us and the accuracy, completeness and timeliness of our financial reports.

Compensation Committee Interlocks and Insider Participation

          The members of our compensation committee in 2013 were Messrs. Burgstahler, Ogle and Woodward. Mr. Burgstahler is the President of Avista, Mr. Ogle served as our Chief Executive Officer through December 31, 2012, and Mr. Woodward is a Director of Teachers. Prior to the consummation of this offering, Avista provided us with advisory services pursuant to an advisory services and monitoring agreement, which will terminate upon consummation of this offering, and has entered into other transactions with us. Prior to the consummation of this offering, Teachers received dividends on its shares of our existing Class C stock pursuant to a Class C Dividend Agreement, which will terminate upon consummation of this offering, and has entered into transactions with us. See "Certain Relationships and Related Person Transactions—Advisory Services and Monitoring Agreement" and "Certain Relationships and Related Person Transactions—Class C Dividend Agreement."

          Upon the completion of this offering, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any members of our compensation committee or any of our directors is an executive officer.

Indemnification of Directors and Officers

          Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

          Our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

          We intend to enter into new indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer, as applicable.

          We have customary directors' and officers' indemnity insurance in place for our directors and executive officers.

EXECUTIVE AND DIRECTOR COMPENSATION

          The following discussion of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. See "Cautionary Note Regarding Forward-Looking Statements." Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.

Overview

          The discussion below includes a review of our compensation decisions with respect to 2013 for our "named executive officers," or NEOs, namely our principal executive officer and our two other most highly compensated executive officers. Our NEOs for 2013 were:

  •
  D. Jamie Macdonald, Chief Executive Officer and Director;

  •
  Gregory S. Rush, Executive Vice President and Chief Financial Officer; and

  •
  Alistair Macdonald, Chief Operating Officer.

Key Elements of Our Compensation Program for 2013

          In 2013, we compensated our NEOs through a combination of base salary, annual cash incentive payments under our management bonus programs, and long-term equity incentives in the form of stock options. Our executive officers are also eligible for the standard benefits programs we offer all employees, which include:

  •
  a 401(k) plan with a defined matching contribution;

  •
  life insurance;

  •
  disability insurance; and

  •
  health insurance, including medical, dental, and vision insurance.

          The compensation for each of our NEOs has been designed to provide a combination of fixed and at-risk compensation that is tied to achievement of our short- and long-term objectives.

Management Incentive Bonus Programs

          Our NEOs and other members of our management team participate in company management incentive bonus programs. Pursuant to the 2013 Management Incentive Plan, the bonus amounts participants could earn were based on performance target percentages of their eligible base earnings, which the Board set at 50% of eligible base earnings for Jamie Macdonald and Greg Rush, and 35% of eligible base earnings for Alistair Macdonald. The company had to achieve Adjusted EBITDA of $100.0 million for a minimum bonus payout under the program to be triggered (which was 50% of the participant's potential bonus) and Adjusted EBITDA of $104.0 million for the target bonus payout to be made (which was 100% of the participant's potential bonus). The program provided for payouts to be calculated on a straight line basis for Adjusted EBITDA between the minimum bonus payout and the target bonus payout, and participants were eligible for up to a 10% overachievement opportunity if the Adjusted EBITDA exceeded $104.0 million. In 2013, Jamie Macdonald, Greg Rush, and Alistair Macdonald earned bonuses under the program of $208,640, $62,020, and $136,765, respectively, based on the company exceeding its target Adjusted EBITDA in 2013. Mr. Rush's bonus under the program was pro-rated for 2013 based on his employment commencing with us on August 30, 2013.

          Our compensation committee has approved our 2014 Management Incentive Plan, which we are in the process of implementing. The 2014 Management Incentive Plan is substantially similar to the 2013 Management Incentive Plan.

Summary Compensation Table

          The following table sets forth summary compensation information for our NEOs for the fiscal year ended December 31, 2013:

Name and Principal Position	Year	Salary ($)(3)	Option Awards ($)(4)		Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(8)	Total ($)
D. Jamie Macdonald	2013	407,692	2,166,420	(5)	208,640		18,559	2,801,311
Chief Executive Officer and
Director
Gregory S. Rush	2013	125,412	1,596,900		62,020	(7)	10,654	1,794,986
Executive Vice President and
Chief Financial Officer(1)
Alistair Macdonald	2013	373,967	1,071,252	(6)	136,765		74,258	1,656,242
Chief Operating Officer(2)

(1)
All amounts reported in this Summary Compensation Table for Greg Rush (except the value of his option award) are pro-rated for 2013 based on his date of hire of August 30, 2013.

(2)
Alistair Macdonald is paid in British Pound Sterling, or GBP. The amounts paid to Alistair Macdonald which are reported in this Summary Compensation Table have been converted to U.S. dollars using the average exchange rate from GBP to U.S. dollars in 2013 of 1 GBP/1.563 U.S. dollars as published by the Oanda Corporation, a financial services provider of currency conversion.

(3)
This column includes $400,000, $118,462, and $371,806 for salary earned by Jamie Macdonald, Greg Rush, and Alistair Macdonald in 2013, respectively, and $7,692, $6,950, and $2,161 of accrued and unused vacation time for Jamie Macdonald, Greg Rush, and Alistair Macdonald in 2013, respectively. Mr. Rush's base salary of $350,000 was pro-rated from his date of hire of August 30, 2013.

(4)
Represents the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718. These values have been determined based on the assumptions set forth in Note 9 to our consolidated financial statements included elsewhere in this prospectus.

(5)
Consists of $1,375,575 in incremental increase in fair value of an option granted on September 19, 2011 to acquire 2,500,000 Common Units (as defined in the 2010 Plan) and $790,845 in incremental increase in fair market value of an option granted on January 1, 2013 to acquire 1,500,000 Common Units, both due to amendments to the options by the Board on August 5, 2013 as set forth in Note 9 to our consolidated financial statements included elsewhere in this prospectus.

(6)
Consists of $679,505 in incremental increase in fair value of an option granted on October 5, 2010 to acquire 1,254,000 Common Units and $391,747 in incremental increase in fair market value of an option granted on September 24, 2012 to acquire 746,000 Common Units, both due to amendments to the options by the Board on August 5, 2013 as set forth in Note 9 to our consolidated financial statements included elsewhere in this prospectus.

(7)
Represents the pro rata portion of Mr. Rush's annual non-equity incentive plan compensation (after the company exceeded its target Adjusted EBITDA) based on his date of hire of August 30, 2013.

(8)
Includes the following for each NEO:

Name	Year	Company Contribution to 401(k) Plan ($)	Life Insurance Premiums ($)	Disability Insurance Premiums ($)	Health Insurance Premiums ($)
D. Jamie Macdonald	2013	7,524	614	1,002	9,419
Gregory S. Rush	2013	1,077	403	293	5,166
Alistair Macdonald	2013	38,150	238	—	589

  Also includes reimbursement of $3,715 in legal expenses related to the negotiation of Greg Rush's 2013 Employment Agreement and $17,368 and $17,913 to Alistair Macdonald for a car allowance and relocation expenses, respectively.

Employment Agreements

          Our compensation committee is considering implementing employment agreements for our senior executive officers.

Director Compensation

          Our directors who are employed by us, our subsidiaries or our Sponsors or any of their affiliates do not receive any compensation, and our non-employee directors will not receive compensation following this offering, except as limited to expense reimbursement as described below.

          For the year ended December 31, 2013, we paid each of Messrs. Bannon, Breckon and Harwood an annual retention fee of $50,000, payable in cash, as well as reimbursement for reasonable expenses incurred in connection with serving on the Board, including documented travel expenses to attend meetings.

          Following the consummation of this offering, each of the non-employee members of the Board will be compensated for their services as directors through Board fees of $             per calendar year, a one-time equity award at the time of this offering with a value of $             , annual equity awards with a value of $             commencing with fiscal year and reimbursement for out-of-pocket expenses incurred in connection with rendering such services for so long as they serve as directors. Each of the members of the audit committee will receive an annual fee of $             in cash and each of the members of the compensation committee will receive an annual fee of $             in cash. Each of the members of the nominating and governance committee will receive a fee of $             in cash. The chair of the Board will receive an annual fee of $             , the chair of the audit committee will receive an annual fee of $             in cash, the chair of the nominating and governance committee will receive an annual fee of $             in cash and the chair of the compensation committee will receive an annual fee of $             in cash. In addition, certain non-employee members of the Board of Directors may also participate in the future in our 2014 Plan as described under "—Equity Incentive Plans—2014 Equity Incentive Plan."

Equity Incentive Plans

          Our Board originally adopted the 2010 Plan in September 2010 and our stockholders approved it on September 27, 2010. Our Board approved amendments to the 2010 Plan in August 2012 and on June 26, 2014, respectively. In connection with this offering, we intend to adopt a new 2014 Plan for equity grants in connection with and following the consummation of this offering.

          The following descriptions of our equity compensation plans are qualified by reference to the full text of the plans, which are filed as exhibits to the registration statement of which this prospectus forms a part. Our equity incentive plans are designed to continue to give our company flexibility to make a wide variety of equity awards to reflect what the compensation committee and management believe at the time of such award will best motivate and reward our employees, consultants and directors.

2010 Equity Incentive Plan

          The 2010 Plan provides for the grant of various stock rights to employees, consultants and non-employee directors of our Company. Incentive stock options may be granted only to employees of our Company, or our parent company (if any) and any of our subsidiaries. All other stock rights under the 2010 Plan may be granted to employees (including officers and employee directors), consultants and non-employee directors.

          Share Reserve and Limitations.    An aggregate of 35,840,000 shares of our Class A common stock may be issued pursuant to the 2010 Plan, subject to adjustment as provided in the 2010 Plan. The aggregate fair market value of common stock (determined as of the date of the option grant) for which incentive stock options may for the first time become exercisable by any individual in any calendar year may not exceed $100,000.

          If any award granted under the 2010 Plan expires or terminates for any reason prior to its full exercise, or if we reacquire any shares issued pursuant to awards, then the shares subject to such award or any shares so reacquired by us will again be available for grants of awards under the 2010 Plan. Likewise, shares of our common stock which are withheld to pay the exercise price of an award or any related withholding obligations will be available for issuance under the 2010 Plan.

          Administration.    The 2010 Plan provides for administration by our Board or a committee of the Board. The Board may increase the size of the committee and appoint additional members, remove members of the committee and appoint new members, fill vacancies on the committee, or remove all members of the committee and directly administer the 2010 Plan. Our compensation committee currently administers the 2010 Plan. Subject to the restrictions of the 2010 Plan, the compensation committee determines to whom we grant incentive awards under the 2010 Plan, the terms of the award, including the exercise or purchase price, the number of shares subject to the stock right and the exercisability of the award. All questions of interpretation are determined by the committee, and its decisions are final and binding upon all participants, unless otherwise determined by the Board.

          Stock Options.    The 2010 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Code, solely to employees, and for the grant of non-statutory stock options to employees, consultants and non-employee directors.

          The compensation committee determines the exercise price of options granted under the 2010 Plan on the date of grant, and in the case of incentive stock options the exercise price must be at least 100% of the fair market value per share at the time of grant. The exercise price of any incentive stock option granted to an employee who owns stock possessing more than 10% of the voting power of our outstanding capital stock must equal at least 110% of the fair market value of the common stock on the date of grant. The aggregate fair market value of common stock (determined as of the date of the option grant) for which incentive stock options may for the first time become exercisable by any individual in any calendar year may not exceed $100,000. Payment of the exercise price may be made by delivery of cash or a check, or, subject to any requirements as may be imposed by the committee, through the delivery of irrevocable instructions to a broker to sell shares obtained upon exercise and deliver proceeds promptly to the company. The committee may prescribe or permit, in its sole discretion, any other method of payment permitted by law.

          Options granted to employees, directors, and consultants under the 2010 Plan generally become exercisable in increments, based on the optionee's continued employment or service with

us. The term of an incentive stock option may not exceed 10 years. Options granted under the 2010 Plan, whether incentive stock options or non-statutory options, generally expire 10 years from the date of grant, except that incentive stock options granted to an employee who owns stock possessing more than 10% of the voting power of our outstanding capital stock are not exercisable for longer than five years after the date of grant.

          Stock Appreciation Rights.    The 2010 Plan provides for the grant of stock appreciation rights, or SARs, pursuant to an SAR agreement adopted by the compensation committee. An SAR may be granted in connection with a stock option or alone, without reference to any related stock option. The committee will determine the exercise price of an SAR on the date of grant, and the exercise price may not be less than 100% of the fair market value of a share of our common stock on the date of grant. No SAR shall have a term of more than 10 years.

          The holder of an SAR will have the right to receive, in cash or common stock, all or a portion of the difference between the fair market value of a share of our common stock at the time of exercise of the SAR and the exercise price of the SAR established by the compensation committee, subject to such terms and conditions set forth in the SAR agreement.

          Restricted Stock and Other Awards.    The committee may grant awards of restricted stock or restricted stock units on the terms and conditions set forth in the applicable restricted stock award, including the conditions for vesting and the issue price, if any. Each restricted stock unit shall have a value equal to the fair market value of one share of stock. Other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of stock, may be granted under the 2010 Plan to participants in the plan.

          Transferability.    Except for transfers made by will or the laws of descent and distribution in the event of the holder's death, no stock right may be transferred, pledged or assigned by the holder of the stock right. We are not required to recognize any attempted assignment of such rights by any participant that is not in compliance with the 2010 Plan.

          Changes in Capitalization.    In the event of a change in the number of shares of our common stock through a combination or subdivision, or if we issue shares of common stock as a stock dividend or engage in a separation, spin-off or other corporate event or transaction, then the committee shall substitute or adjust, in its sole discretion, the number of and kind of shares under the 2010 Plan and deliverable upon the exercise of outstanding stock rights, and the purchase price per share to reflect such transaction.

          Change of Control.    The 2010 Plan generally provides that, under certain circumstances, in the event of our consolidation or merger with or into another corporation or a sale of all or substantially all of our assets, which we refer to as an "acquisition", whereby the acquiring entity or our successor does not agree to assume the incentive awards or replace them with substantially equivalent incentive awards, all outstanding awards may be vested and become immediately exercisable in full and, if not exercised on the date of the acquisition, will terminate on such date regardless of whether the participant to whom such stock rights have been granted remains in our employ or service or in the employ or service of any acquiring or successor entity.

          Termination or Amendment.    Our Board may terminate, amend or modify the 2010 Plan at any time before its expiration, which is currently September 28, 2020. However, stockholder approval is required to the extent necessary to comply with any tax or regulatory requirement.

2014 Equity Incentive Plan

          We intend to adopt the 2014 Plan in connection with this offering. The 2014 Plan will become effective prior to the consummation of this offering and a total of             shares of our common

stock will be reserved for sale. We intend to file a registration statement on Form S-8 covering the shares issuable under the 2014 Plan. The plan will consist of             .

Outstanding Equity Awards as of December 31, 2013

          The following table lists the outstanding equity awards held by our NEOs as of December 31, 2013.

	Option Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
D. Jamie Macdonald	7/28/2011	750,000	(1)	750,000	1,000,000	1.25	9/19/2021
Chief Executive Officer	1/1/2013	150,000	(2)	750,000	600,000	1.25	1/1/2023
and Director
Gregory S. Rush	8/30/2013	300,000	(3)	1,500,000	1,200,000	1.19	8/30/2023
Executive Vice President
and Chief Financial
Officer
Alistair Macdonald	9/28/2010	501,600	(4)	250,800	501,600	1.00	10/5/2020
Chief Operating Officer	8/17/2012	149,200	(5)	298,400	298,400	1.25	9/24/2022

(1)
This option was granted on September 19, 2011 and amended by the Board on August 5, 2013 as set forth in Note 9 to our consolidated financial statements included elsewhere in this prospectus. A total of 2,500,000 Common Units are subject to the option, of which 1,250,000 Common Units vest in five equal annual installments beginning on the first anniversary of the vesting commencement date and 1,250,000 Common Units vest in five equal annual installments beginning on December 31, 2013 based on the company's achievement of revised annual EBITDA targets.

(2)
This option was granted on January 1, 2013 and amended by the Board on August 5, 2013 as set forth in Note 9 to our consolidated financial statements included elsewhere in this prospectus. A total of 1,500,000 Common Units are subject to the option, of which 750,000 Common Units vest in five equal annual installments beginning on the first anniversary of the vesting commencement date and 750,000 Common Units vest in five equal annual installments beginning on December 31, 2013 based on the company's achievement of revised annual EBITDA targets.

(3)
This option was granted on August 30, 2013. A total of 3,000,000 Common Units are subject to the option, of which 1,500,000 Common Units vest in five equal annual installments beginning on the first anniversary of the vesting commencement date and 1,500,000 Common Units vest in five equal annual installments beginning on December 31, 2013 based on the company's achievement of annual EBITDA targets.

(4)
This option was granted on October 5, 2010 and amended by the Board on August 5, 2013 as set forth in Note 9 to our consolidated financial statements included elsewhere in this prospectus. A total of 1,254,000 Common Units are subject to the option, of which 627,000 Common Units vest in five equal annual installments beginning on the first anniversary of the vesting commencement date and 627,000 Common Units vest in five equal annual installments beginning on December 31, 2013 based on the company's achievement of revised annual EBITDA targets.

(5)
This option was granted on September 24, 2012 and amended by the Board on August 5, 2013 as set forth in Note 9 to our consolidated financial statements included elsewhere in this prospectus. A total of 746,000 Common Units are subject to the option, of which 373,000 Common Units vest in five equal annual installments beginning on the first anniversary of the vesting commencement date and 373,000 Common Units vest in five equal annual installments beginning on December 31, 2013 based on the company's achievement of revised annual EBITDA targets.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

          Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries, and our directors, executive officers and holders of more than 5% of our voting securities. We believe that all of the following transactions were entered into with terms as favorable as could have been obtained from unaffiliated third parties.

Stockholders Agreement

          On September 28, 2010, we entered into a stockholders' agreement, or the Stockholders Agreement, with affiliates of Avista and Teachers, as well as our management investors, which was amended and restated on July 12, 2011. The Stockholders Agreement gives each of Avista and Teachers, until the occurrence of our initial public offering, the right to nominate three directors to our Board. The Stockholders Agreement also provides for customary stock pre-emptive rights, stock co-sale rights and drag-along rights, all of which will terminate upon the occurrence of our initial public offering.

          Following our initial public offering, the Stockholders Agreement will continue to provide customary information rights and registration rights. See "—Registration Rights." The Stockholders Agreement also contains provisions regarding our right to repurchase shares held by employee stockholders who cease to be employed by us or any of our subsidiaries (which terminate one year after our initial public offering). The Stockholders Agreement contains restrictions on the ability of the employee stockholders to transfer shares of our Class A common stock that they own, including provisions that only allow employee stockholders to transfer shares our Class A common stock following our initial public offering in proportion with any transfers by the Sponsors, until such time as the Sponsors have sold at least 50% of the common stock they own immediately prior to our initial public offering.

          In connection with our initial public offering, if requested by the underwriter, the Stockholders Agreement requires us and the stockholders to agree to a lock-up from 10 days prior to the launch of the initial public offering to up to 180 days following the launch.

          In connection with this offering, the Stockholders Agreement will be amended to provide each of the Sponsors the right to nominate two directors to our Board for as long as such Sponsor owns at least 25% of our Class A common stock, and the right to nominate one director to our Board for as long as such Sponsor owns at least 10% of our Class A common stock. Pursuant to the amended Stockholders Agreement, each Sponsor will agree to vote for the other Sponsor's nominees. In addition, the amended Stockholders Agreement provides each Sponsor with stockholder approval rights over certain significant actions for as long as the Sponsors collectively own at least 33 1/3% of our outstanding Class A common stock and customary information rights for as long as such Sponsor owns at least 5% of our outstanding Class A common stock.

Advisory Services and Monitoring Agreement

          On September 27, 2010, we entered into an advisory services and monitoring agreement, or the Advisory Services Agreement, with Avista, pursuant to which it agreed to provide certain advisory and monitoring services to us and our subsidiaries, in return for a one-time fee of $5,000,000, which has already been paid, and an ongoing quarterly fee, which was $125,000 in each quarter of 2011, 2012 and 2013. Additionally, upon any transaction entered into by us or our subsidiaries in which Avista provides advice and assistance, Avista will be entitled to receive reasonable and customary advisory fees for such advice and services. The Advisory Services Agreement has a seven-year term and automatically renews on each anniversary of its execution date such that it has a seven-year term from the date of each such renewal. The Advisory Services Agreement will be terminated in connection with this offering. In connection with that termination, upon the consummation of this offering, we will pay Avista a termination fee of $             .

Class C Dividend Agreement

          On September 27, 2010, we entered into a letter agreement with affiliates of Teachers, or the Class C Dividend Agreement, pursuant to which we agreed to declare a quarterly dividend in respect of Teachers' Class C common stock, which was $125,000 in each quarter of 2011, 2012 and 2013, and to declare a special dividend in respect of Teachers' Class C common stock related to certain transactions. The Class C Dividend Agreement will continue until the Advisory Services Agreement is terminated, which will occur upon the consummation of this offering. In connection with that termination, upon the consummation of this offering, we will redeem our outstanding Class C common stock, all of which is held by Teachers for $             .

Expense Reimbursement Agreement

          On September 27, 2010, we and our subsidiaries entered into a letter agreement, or the Expense Reimbursement Agreement, with the Sponsors pursuant to which we and our subsidiaries, or the Company Group, agreed to reimburse the Sponsors for all reasonable out-of-pocket costs, fees and expenses incurred by or on behalf of the Sponsors in connection with their investment in the Company Group. The Expense Reimbursement Agreement's term continues with respect to each Sponsor until such time as such Sponsor no longer holds any equity interest in any member of the Company Group.

Registration Rights

          Pursuant to the Stockholders Agreement, the Sponsors are required to create a coordination committee made up of one representative from each Sponsor to facilitate sales of our stock by the Sponsors in the first year following our initial public offering. Each Sponsor must consult with the coordination committee prior to entering into any definitive sale agreement with respect to any shares of our stock.

          The Stockholders Agreement includes (i) demand registration rights following the 6-month anniversary of our initial public offering for Sponsors holding certain qualifying shares of our stock, or Registrable Securities, (ii) piggy-back registrations rights for Sponsors and employee stockholders holding Registrable Securities, and (iii) shelf demand registration rights following the 12-month anniversary of our initial public offering for Sponsors holding more than 10% of the then outstanding Registrable Securities. The Sponsors must coordinate in connection with any sale pursuant to a shelf registration, including giving the non-initiating Sponsor two business days to elect to participate on the same terms. Employee stockholders have no piggy-back rights with respect to any sales by either Sponsor pursuant to any shelf registrations.

Lantheus Master Services Agreement

          In 2012, we entered into a Master CRO Services Agreement, with Lantheus Medical Imaging, Inc., or Lantheus, and a subsequent work order pursuant to which we provided clinical development services in connection with a certain clinical trial sponsored by Lantheus. The agreement and work order were terminated during May 2014. The agreement had a term of five years, with the work order defined to run 22.5 months. We recognized net service revenue associated with this agreement of approximately $0.7 million and $0.4 million in the years ended December 31, 2012 and 2013, respectively, from the work order under the agreement. Avista and its affiliates are principal owners of both Lantheus and the company.

Stock Repurchases

          On October 4, 2012, we repurchased 2,000,000 shares of each of our Class A common stock and Class B common stock from James T. Ogle for an aggregate purchase price of $2,500,000.

Mr. Ogle served as our Chief Executive Officer until December, 2012 and currently serves as Chairman of our Board.

          On August 15, 2013, we repurchased 425,000 shares of each of our Class A common stock and Class B common stock from David N. Gill for an aggregate purchase price of $425,000. Mr. Gill served as our Chief Financial Officer until August 15, 2013.

Board Compensation

          Our directors who are employed by us, our subsidiaries or our Sponsors or any of their affiliates do not receive any compensation and will not receive compensation following this offering, except as limited to expense reimbursement. Our other directors will receive compensation for their service as members of our Board. See "Executive and Director Compensation—Director Compensation."

Employment Agreements

          Our compensation committee is considering implementing employment agreements for our senior executive officers. See "Executive and Director Compensation—Employment Agreements."

Indemnification Agreements

          We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer, as applicable.

Policies for Approval of Related Person Transactions

          In connection with this offering, we will adopt a written policy relating to the approval of related person transactions. Our audit committee will review and approve or ratify all relationships and related person transactions between us and (i) our directors, director nominees, executive officers or their immediate family members, (ii) any 5% record or beneficial owner of our common stock, or (iii) any immediate family member of any person specified in (i) and (ii) above. Our compliance director will be primarily responsible for the development and implementation of processes and controls to obtain information from our directors and executive officers with respect to related party transactions and for determining, based on the facts and circumstances, whether we or a related person have a direct or indirect material interest in the transaction.

          As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related party transaction, the committee will consider:

  •
  the nature of the related person's interest in the transaction;

  •
  the availability of other sources of comparable products or services;

  •
  the material terms of the transaction, including, without limitation, the amount and type of transaction; and

  •
  the importance of the transaction to us.

          Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all material information concerning the transaction to the audit committee.

PRINCIPAL STOCKHOLDERS

Security Ownership

          The following table shows information as of                  , 2014 regarding the beneficial ownership of our Class A and Class B common stock (1) immediately following the corporate reorganization and incremental term loans but prior to this offering and (2) as adjusted to give effect to this offering by:

  •
  each person or group who is known by us to own beneficially more than 5% of our Class A and Class B common stock;

  •
  each member of our Board and each of our NEOs; and

  •
  all members of our Board and our executive officers as a group.

          For further information regarding material transactions between us and our principal stockholders, see "Certain Relationships and Related Person Transactions."

          Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our Class A and Class B common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on          shares of Class A common stock and         shares of Class B common stock, in each case outstanding as of         , 2014 and         shares of Class A common stock and         shares of Class B common stock outstanding after giving effect to this offering, assuming no exercise of the underwriters' option to purchase additional shares, or              shares of Class A common stock, assuming full exercise of the option to purchase additional shares. Shares of Class A common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 3201 Beechleaf Court, Suite 600 Raleigh, North Carolina 27604-1547.

	Shares of common stock beneficially owned before this offering				Shares of common stock beneficially owned after this offering (assuming no exercise of the option to purchase additional shares)				Shares of common stock beneficially owned after this offering assuming full exercise of the option to purchase additional shares
	Class A		Class B		Class A		Class B		Class A		Class B
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% stockholders:
Avista(1)
OTPP(2)
Named executive officers and directors:
D. Jamie Macdonald
Gregory S. Rush
Alistair Macdonald
James T. Ogle
James A. Bannon
Robert W. Breckon
David F. Burgstahler(3)
Steve Faraone
Charles C. Harwood
Terry Woodward
All board of director members and named executive officers as a group (10 persons)

*
Represents beneficial ownership of less than 1% of our outstanding Class A common stock.

(1)
Includes         shares held by Avista Capital Partners II, L.P.,         shares held by Avista Capital Partners (Offshore) II, L.P.,         shares held by Avista Capital Partners (Offshore) II-A, L.P.,         shares held by ACP INC Research Co-Invest, LLC and         shares held by INC Research Mezzanine Co-Invest, LLC, or collectively referred to as Avista. Avista Capital Partners II GP, LLC ultimately exercises voting and dispositive power over the shares held by Avista Capital Partners II, L.P., Avista Capital Partners (Offshore) II, L.P., Avista Capital Partners (Offshore) II-A, L.P., ACP INC Research Co-Invest, LLC and INC Research Mezzanine Co-Invest, LLC. Voting and disposition decisions at Avista Capital Partners II GP, LLC with respect to those shares are made by an investment committee, the members of which are Thompson Dean, Steven Webster, David Burgstahler, David Durkin, Sriram Venkataraman and Brendan Scollans. The address for each of these entities is 65 East 55th Street, 18th Floor, New York, NY 10022.

(2)
Refers to shares owned by 1829356 Ontario Limited, a wholly-owned subsidiary of OTPP. Each of Terry Woodward and Steve Faraone may be deemed to have the power to dispose of the shares held by OTPP because of a delegation of authority from the Board of Directors of OTPP, and each expressly disclaims beneficial ownership of such shares. As the beneficial owner of Class B common stock, OTPP may, at any time, elect to convert shares of Class B common stock into an equal number of shares of Class A common stock, or convert shares of Class A common stock into an equal number of shares of Class B common stock. The table above does not reflect (i) shares of Class B common stock issuable upon conversion of Class A common stock or (ii) shares of Class A common stock issuable upon conversion of Class B common stock. The address of 1829356 Ontario Limited and OTPP is 5650 Yonge Street, Toronto, Ontario M2M 4H5.

(3)
Excludes shares held by Avista. Mr. Burgstahler is the President of the general partner of Avista Capital Partners GP, LLC and as a result may be deemed to beneficially own the shares owned by Avista. Mr. Burgstahler disclaims beneficial ownership of the shares held by Avista, except to the extent of his pecuniary intent therein.

DESCRIPTION OF CAPITAL STOCK

          The following discussion is a summary of the terms of our common stock, our amended and restated certificate of incorporation, our amended and restated bylaws and certain applicable provisions of Delaware law, as they will be in effect prior to the consummation of this offering. This summary does not purport to be complete and is qualified in its entirety by reference to the actual terms and provision of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

          Upon the completion of this offering, our authorized capital stock will consist of (i)          shares of Class A common stock, par value $0.01 per share, (ii)          shares of Class B common stock, par value $0.01 per share, and (iii)          shares of preferred stock, par value $0.01 per share.

Common Stock

          After giving effect to the corporate reorganization, our capital stock will consist of             shares of Class A common stock outstanding and             shares of Class B common stock outstanding. Holders of our common stock are entitled to the following rights.

Voting Rights

          Each share of our Class A common stock will entitle its holder to one vote per share on all matters to be voted upon by the stockholders. Each share of our Class B common stock will entitle its holder to one vote per share on all matters to be voted upon by stockholders, except with respect to the election or removal of directors. There is no cumulative voting, which means that a holder or group of holders of more than 50% of the shares of our common stock can elect all of our directors. For a description of the Stockholders Agreement, see "Certain Relationships and Related Person Transactions—Stockholders Agreement."

Dividend Rights

          The holders of our common stock will be entitled to receive dividends when and as declared by our Board from legally available sources, subject to the prior rights of the holders of our preferred stock, if any.

Conversion Rights

          The shares of Class A common stock will not be convertible except as provided below. The shares of Class B common stock will be convertible into Class A common stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A common stock for each share of Class B common stock, subject to adjustment for any stock splits, combinations or similar events. The shares of Class A common stock will be convertible into Class B common stock, in whole or in part, at any time and from time to time at the option of the holder so long as such holder holds Class B common stock, on the basis of one share of Class B common stock for each share of Class A common stock, subject to adjustment for any stock splits, combinations or similar events.

Liquidation Rights

          In the event of our liquidation or dissolution, the holders of our common stock will be entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock, if any.

Other Rights

          Our stockholders will not have preemptive or other rights to subscribe for additional shares. All holders of our common stock will be entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Preferred Stock

          After giving effect to the corporate reorganization, we will have no shares of preferred stock outstanding. Upon the closing of this offering, our Board will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of    shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. We have no present plans to issue any shares of preferred stock.

Registration Rights

          Our existing stockholders have certain registration rights with respect to our common stock pursuant to a stockholders agreement. See "Certain Relationships and Related Person Transactions—Registration Rights."

Anti-takeover Provisions

          Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Classified Board

          Our amended and restated certificate of incorporation will provide that our Board will initially consist of         directors, and that our Board will be divided into three classes, with one class being elected at each annual meeting of stockholders. Each director will serve a three-year term, with termination staggered according to class. Class I will initially consist of         directors, Class II will initially consist of         directors, and Class II will initially consist of          directors. The size of our

Board may thereafter be fixed from time to time solely by resolution of at least a majority of the directors then in office.

          Our amended and restated certificate of incorporation will provide that directors may only be removed for cause by the affirmative vote of the remaining members of the Board or the holders of at least 66 2/3% of the voting power of all outstanding shares of common stock then entitled to vote on the election of directors. Directors nominated by a Sponsor may be removed from office with or without cause by the affirmative vote of such Sponsor without a meeting.

          The classification of our Board could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

          Our amended and restated bylaws will provide that special meetings of the stockholders may be called only upon the request of a majority of our Board or upon the request of the chief executive officer. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

          Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of the Board. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

No Stockholder Action by Written Consent

          Our amended and restated certificate of incorporation will provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the Sponsors and their affiliates own at least 50% of our outstanding common stock or the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the Board. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Section 203 of the DGCL

          Our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the DGCL which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions would apply even if the business combination could be considered beneficial by some stockholders. Although we intend to opt out of the statute's provisions, we could elect to be subject to Section 203 in the future.

Exclusive Forum

          Our amended and restated certificate of incorporation will provide that, subject to certain exceptions, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain stockholder litigation matters. However, it is possible that a court could rule that this provision is unenforceable or inapplicable.

Corporate Opportunities

          Our amended and restated certificate of incorporation will provide that directors nominated by a Sponsor do not have any obligation to offer us an opportunity to participate in business opportunities presented to such Sponsor even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that, to the extent permitted by law, no Sponsor will be liable to us or our stockholders for breach of any duty by reason of any such activities.

Listing

          We intend to apply to have our Class A common stock listed on the NYSE or NASDAQ under the symbol "INCR."

Transfer Agent and Registrar

          The transfer agent and registrar for our Class A common stock is                      .

DESCRIPTION OF MATERIAL INDEBTEDNESS

          The summaries of our material indebtedness set forth below are qualified in their entirety by the actual text of the applicable agreements, each of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus constitutes a part and which may be obtained on publicly available websites at the addresses set forth under "Where You Can Find More Information."

Senior Secured Facilities

General

          On July 12, 2011, INC, our wholly-owned subsidiary, entered into the 2011 Credit Agreement. The 2011 Credit Agreement was originally comprised of a $300.0 million term loan, a $75.0 million revolving facility and a letter of credit and swing line facilities. On February 8, 2013, pursuant to the terms of Amendment No. 1, the then outstanding balance of the term loan facility was increased to $300.0 million and the applicable margins under the revolving facility and term loan facility were reduced. On February 19, 2014, INC entered into Amendment No. 2. Pursuant to Amendment No. 2, INC reduced the applicable margins under the revolving facility to 3.25% for Eurodollar loans, to 2.25% for base rate loans and reduced the applicable margins under the term loan facility to 3.25% for Eurodollar loans and to 2.25% for base rate loans, in each case subject to further reductions based upon a pricing grid. Further, Amendment No. 2 reduced the LIBOR floor under the term loan facility from 1.25% to 1.0%. In addition, pursuant to Amendment No. 2, the financial maintenance covenant was amended to be applicable only to the revolving facility and so long as the sum of revolving loans, swingline loans and letters of credit (other than letters of credit that are cash collateralized), outstanding as of the last day of any four-fiscal quarter period, is greater than 25% of the revolving commitments. Under the 2011 Credit Agreement, the term loan and revolving facilities can be increased (and/or new term loans or revolving commitments can be added) in an aggregate amount not to exceed $100.0 million, if certain conditions are met.

Interest Rates and Fees

          Borrowings under the senior secured facilities bear interest at a rate per annum equal to an adjusted LIBOR plus an applicable margin of 3.25% (with a LIBOR floor of 1.00% for the term loan) or alternate base rate plus an applicable margin of 2.25%, in each case, subject to step-downs in accordance with a pricing grid based on leverage and a qualified initial public offering.

Prepayments

          Our senior secured facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

  •
  100% of the net cash proceeds of certain non-ordinary course sales or dispositions of assets (including as a result of casualty or condemnation); we may reinvest or commit to reinvest certain of those proceeds in assets useful in our business within 12 months (or in the case of commitments to reinvest within such 12-month period, so long as such reinvestment is completed within an additional six months) in lieu of making such prepayment;

  •
  100% of the net cash proceeds from issuances or incurrence of debt, other than proceeds from debt permitted under the senior secured facilities; and

  •
  75% (with leverage-based stepdowns) of our excess cash flow.

          The foregoing mandatory prepayments are applied to the scheduled installments of principal of the term loan facility in direct order of maturity. We may voluntarily prepay outstanding loans under our senior secured facilities in whole or in part upon prior notice, to be applied as we may direct. Voluntary prepayments may be made without premium or penalty, other than (a) a prepayment premium of 1% applicable to any prepayment of term loans that is made in connection with a re-pricing transaction that occurs on or prior to the six month anniversary of the date of Amendment No. 2 and (b) certain fees incurred in connection with redeployment costs.

Guarantors

          All obligations under our senior secured facilities are guaranteed by INC Intermediate, and each of INC's direct and indirect wholly-owned domestic subsidiaries, other than certain excluded subsidiaries, collectively, the guarantors.

Security

          All of INC's (and the guarantors') obligations are secured, subject to permitted liens and other exceptions, by a first-priority perfected security interest in substantially all of their assets, including, but not limited to (1) a perfected pledge of all the domestic capital stock owned by INC and the guarantors, and (2) perfected security interests in and mortgages on substantially all tangible and intangible personal property and material fee-owned property, subject to certain exclusions.

Covenants, Representations and Warranties

          Our senior secured facilities contain customary representations and warranties and customary affirmative and negative covenants, including, with respect to restrictive covenants, among other things, restrictions to:

  •
  create any liens;

  •
  make investments and acquisitions;

  •
  incur or guarantee additional indebtedness;

  •
  enter into mergers or consolidations and other fundamental changes;

  •
  conduct sales and other dispositions of property or assets;

  •
  enter into sale-leaseback transactions;

  •
  change the status of INC Intermediate as a passive holding company;

  •
  change the applicable fiscal year;

  •
  prepay subordinated debt;

  •
  pay dividends or make other payments in respect of capital stock;

  •
  change the line of business;

  •
  enter into transactions with affiliates; and

  •
  enter into burdensome agreements with negative pledge clauses and clauses restriction subsidiary distributions.

          In addition, the revolving facility is subject to a "springing" financial covenant that requires INC to maintain a secured leverage ratio of 4.0 to 1.0 when the sum of revolving loans, swingline loans and letters of credit (other than letters of credit that are cash collateralized), outstanding as of the last day of any four-fiscal quarter period, is greater than 25% of the revolving commitments. For purposes of determining compliance with the financial covenant (when applicable), a cash equity contribution made to INC can be included in the calculation of EBITDA subject to certain conditions.

Events of Default

          Events of default under our senior secured facilities include, among others, non-payment of principal when due, nonpayment of interest or other amounts subject to a grace period, covenant defaults (subject to a grace period in the case of affirmative covenants), material inaccuracy of representations or warranties, bankruptcy and insolvency events, cross defaults to material indebtedness, material judgments, certain ERISA events, actual or asserted invalidity of any guarantee or security document or nonperfection of security interests and a change of control.

Incremental Term Loans

          In connection with this offering, we intend to borrow $          million of incremental term loans under our 2011 Credit Agreement. We intend to use the proceeds of these borrowings, along with the proceeds of this offering and cash on hand to redeem all of our outstanding Notes. We expect the repayment of our $300 million outstanding aggregate principal amount of Notes, plus redemption premiums, make-whole interest and related fees and expenses, to result in a cash outflow of $       upon the consummation of this offering.

Senior Notes

          On July 12, 2011, INC issued $300.0 million aggregate principal amount of its Notes due July 15, 2019. The Notes are unsecured and rank equally in right of payment with all of INC's existing and future senior debt. The Notes are guaranteed by INC Intermediate and certain of INC's direct and indirect wholly-owned domestic subsidiaries and the obligations of such guarantors under their guarantees are equal in right of payment to all of their existing and future senior debt. The Notes bear interest at a rate of 11.5% per annum, payable semi-annually in arrears on July 15 and January 15 of each year until July 15, 2019. The Notes are non-callable for the first four years.

          On and after July 15, 2015, we may redeem the Notes at the redemption prices below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on July 15 of each of the years indicated below:

Percentage
2015	105.750%
2016	102.875
2017 and thereafter	100.000

          Until July 15, 2014, in the event of a qualified equity issuance, INC may redeem up to 35% of the aggregate principal amount of Notes at a redemption price equal to 111.5% of the aggregate principal amount, plus accrued and unpaid interest.

          In addition, at any time prior to July 15, 2015, INC may redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed as well as accrued and unpaid interest plus the greater of 1% of the principal amount of such Note and the excess of the present value of the redemption price (105.75%) plus all interest payments due on such note through July 15, 2015 (excluding accrued unpaid interest), discounted using the Treasury Rate plus 50 basis points over the then outstanding principal balance of such note.

          INC is not required to make mandatory redemption or sinking fund payments with respect to the Notes. However, upon a change of control, as such term is defined in the indenture governing the Notes, INC must offer to repurchase all of the Notes at 101% of the aggregate principal amount plus accrued and unpaid interest, if any, to the repurchase date.

          The indenture governing the Notes contains covenants limiting the ability of INC and its subsidiaries to (i) incur or guarantee additional indebtedness or issue preferred stock; (ii) create certain liens and enter into sale and lease-back transactions; (iii) pay dividends or make other distributions to stockholders; (iv) purchase or redeem capital stock or subordinated indebtedness; (v) sell assets, including capital stock of subsidiaries; (vi) consolidate or merge with, or convey, transfer or lease substantially all of their assets to, another person; and (vii) engage in transactions with affiliates.

          We intend to use the proceeds of the incremental term loans and of this offering to redeem all of our outstanding Notes at the applicable redemption price.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market or the perception that sales may occur, could materially adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

          Upon consummation of this offering, we will have             shares of our Class A common stock outstanding (or              shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, the             shares sold in this offering (or             shares, if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares,             shares will be deemed "restricted securities" under the Securities Act.

Lock-Up Arrangements and Registration Rights

          In connection with this offering, we, each of our directors, executive officers and certain stockholders, will enter into lock-up agreements described under "Underwriting" that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

          In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our Class A common stock under federal securities laws. See "Certain Relationships and Related Person Transactions—Registration Rights." If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

          Following the lock-up periods described above, all of the shares of our Class A common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

          The shares of our Class A common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our Class A common stock held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our Class A common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  one percent of the total number of shares of our Class A common stock outstanding; or

  •
  the average weekly reported trading volume of our Class A common stock for the four calendar weeks prior to the sale.

          Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

          Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

          Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Additional Registration Statements

          We intend to file a registration statement on Form S-8 under the Securities Act to register             shares of our Class A common stock reserved for issuance under the 2010 Plan upon the exercise of existing stock options and              shares of our Class A common stock to be issued or reserved for issuance under the 2014 Plan. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement, including             shares of unrestricted Class A common stock and             shares of restricted Class A common stock to be issued under our 2010 Plan and our 2014 Plan, will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

          The following discussion summarizes the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of ownership and disposition of our Class A common stock. This summary does not provide a complete analysis of all potential U.S. federal income tax and estate tax considerations relating thereto. The information provided below is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. In addition, this summary does not address the Medicare tax on certain investment income or any state, local or foreign taxes or any U.S. federal tax laws other than U.S. federal income tax laws and estate tax laws. Persons considering the purchase, ownership, or disposition of our Class A common stock should consult their tax advisors concerning U.S. federal, state, local, foreign or other tax consequences in light of their particular situations.

          As used in this section, a "non-U.S. holder" is a beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes:

  •
  any individual who is a citizen or resident of the United States,

  •
  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

  •
  any estate the income of which is subject to U.S. federal income taxation regardless of its source, or

  •
  any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our Class A common stock. If an entity that is classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding shares of our Class A common stock, you should consult your own tax advisor.

          This discussion assumes that a non-U.S. holder will hold our Class A common stock as a capital asset (generally, property held for investment). The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation if the investor is a "controlled foreign corporation," "passive foreign investment company," former citizen or long-term resident of the United States or partnership or other pass-through entity for U.S. federal income tax purposes. If you fall within any of the foregoing categories, this description does not apply to you, and you should consult with your own tax advisor about the tax consequences of acquiring, owning, and disposing of our Class A common stock.

          INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS AND TAX TREATIES.

Distributions on Class A Common Stock

          We do not expect to declare or pay any dividends on our Class A common stock in the foreseeable future. If we do pay dividends on shares of our Class A common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder's adjusted tax basis in shares of our Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our Class A common stock. See "—Dispositions of Class A Common Stock."

          Any dividend paid to a non-U.S. holder on our Class A common stock will generally be subject to U.S. federal withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a properly completed Internal Revenue Service ("IRS") Form W-8BEN or W-8BEN-E, as applicable (or any successor form), or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder's behalf, the holder will be required to provide appropriate documentation to the agent. The holder's agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

          Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder's country of residence, are attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States, are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, such effectively connected dividends received by corporate non-U.S. holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Dispositions of Class A Common Stock

          Subject to the discussion below on backup withholding and other withholding requirements, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our Class A common stock generally will not be subject to U.S. federal income or withholding tax, unless:

  •
  the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder's country of residence, is attributable to a permanent establishment

    (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply),

  •
  the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses), or

  •
  we are, or have been, a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our Class A common stock and the non-U.S. holder's holding period for our Class A common stock.

          Generally, a corporation is a USRPHC if the fair market value of its "United States real property interests" equals 50% or more of the sum of the fair market value of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business. The tax relating to stock in a USRPHC does not apply to a non-U.S. holder whose holdings, actual and constructive, amount to 5% or less of our Class A common stock at all times during the applicable period, provided that our Class A common stock is regularly traded on an established securities market. We believe we have not been and are not currently a USRPHC, and do not anticipate being a USRPHC in the future.

          If any gain from the sale, exchange or other disposition of our Class A common stock, (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder's country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, it also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

U.S. Federal Estate Tax

          The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Class A common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent's country of residence provides otherwise.

Backup Withholding and Information Reporting

          Any dividends on our Class A common stock that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information. Unless the non-U.S. holder is an exempt recipient, dividends paid on our Class A common stock and the gross proceeds from a taxable disposition of our Class A common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding (at a rate of 28%) if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of any properly completed IRS Form W-8 appropriate to the non-U.S. holder's circumstances will satisfy the certification requirements necessary to avoid the backup withholding tax.

          Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the non-U.S. holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Other Withholding Requirements

          In addition to the withholding taxes discussed above, if a non-U.S. holder is a certain type of foreign entity (including, in some instances, a foreign entity acting as an intermediary), withholding tax of 30% under sections 1471 through 1474 of the Code (commonly referred to as "FATCA") will be imposed on dividends on our Class A common stock and, after December 31, 2016, on the gross proceeds of dispositions of our Class A common stock, unless such holder has satisfied various U.S. information reporting and due diligence requirements generally relating to its U.S. owners and account holders or otherwise qualifies for an exemption from these rules. These new requirements are different from, and in addition to, the beneficial owner certification requirements described above. If a non-U.S. holder is located in a jurisdiction that has an intergovernmental agreement with the United States governing FATCA, such holder may be subject to different rules. Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

          THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

          The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          The underwriters have an option to buy up to an additional         shares from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase         additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          The company and its officers, directors, and holders of substantially all of the company's common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          The company intends to list the Class A common stock on the NYSE or NASDAQ under the symbol "INCR."

          In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE or NASDAQ, in the over-the-counter market or otherwise.

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          Each underwriter has represented and agreed that:

            it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

            it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

          The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $         .

          The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

          Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the shares of Class A common stock offered under this prospectus. Certain legal matters in connection with the offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

          The consolidated financial statements of INC Research Holdings, Inc. at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of Class A common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. When we complete this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings, including our registration statement and the exhibits and schedules thereto, may be inspected without charge at the public reference room maintained by the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statements and the filings may be obtained from such offices upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330 or (202) 551-8090. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

          You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

INC Research Holdings, Inc.
3201 Beechleaf Court, Suite 600
Raleigh, North Carolina 27604-1547
(919) 876-9300
Attn: Corporate Secretary

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of INC Research Holdings, Inc.

          We have audited the accompanying consolidated balance sheets of INC Research Holdings, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of INC Research Holdings, Inc. and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Raleigh, North Carolina
July 17, 2014, except Note    , as to which the date is         , 2014

          The foregoing report is in the form that will be signed upon the completion of the reverse stock split described in Note    to the consolidated financial statements.

/s/ Ernst & Young LLP

Raleigh, North Carolina
July 17, 2014

INC Research Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2013	2012	2011
Net service revenue	$652,418	$579,145	$437,005
Reimbursable out-of-pocket expenses	342,672	289,455	218,981

Total revenue	995,090	868,600	655,986
Direct costs	436,688	392,045	281,810
Reimbursable out-of-pocket expenses	342,672	289,455	218,981
Selling, general, and administrative	113,463	106,439	93,093
Restructuring and other costs	11,828	35,380	27,839
Transaction expenses	508	—	10,322
Goodwill impairment	—	4,000	—
Depreciation and amortization	58,473	78,811	64,136

Total operating expenses	963,632	906,130	696,181

Income (loss) from operations	31,458	(37,530)	(40,195)
Other income (expense), net:
Interest income	310	239	151
Interest expense	(60,799)	(62,246)	(65,633)
Other (expense) income, net	(1,649)	4,679	11,519

Total other expense, net	(62,138)	(57,328)	(53,963)

Loss before provision for income taxes	(30,680)	(94,858)	(94,158)
Income tax (expense) benefit	(10,849)	35,744	34,611

Net loss	(41,529)	(59,114)	(59,547)
Class C common stock dividends	500	500	4,500

Net loss attributable to Class A common stockholders	$(42,029)	$(59,614)	$(64,047)

Basic and diluted net loss per share attributable to Class A common stockholders	$(0.10)	$(0.14)	$(0.17)
Basic and diluted weighted average Class A common shares outstanding	439,511	441,115	370,742
Basic and diluted unaudited pro forma net loss per common share (see Note 12)	$—
Basic and diluted unaudited pro forma weighted average common shares outstanding (see Note 12)	—

See accompanying notes.

INC Research Holdings, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Loss

(Amounts in thousands)

	Year Ended December 31,
	2013	2012	2011
Net loss	$(41,529)	$(59,114)	$(59,547)
Foreign currency translation adjustments, net of tax expense of $44, $0, and $0, respectively	70	(1,945)	(15,090)

Comprehensive loss	$(41,459)	$(61,059)	$(74,637)

See accompanying notes.

INC Research Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$96,972	$81,363
Restricted cash	569	1,051
Accounts receivable:
Billed, net	129,628	104,729
Unbilled	99,207	122,536
Current portion of deferred income taxes	14,378	8,988
Prepaid expenses and other current assets	35,428	35,688

Total current assets	376,182	354,355
Property and equipment, net	40,947	42,196
Goodwill	563,365	565,118
Intangible assets, net	231,051	270,688
Deferred income taxes, less current portion	3,780	4,751
Other long-term assets	17,786	20,546

Total assets	$1,233,111	$1,257,654

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$9,594	$17,138
Accrued liabilities	94,221	87,472
Deferred revenue	207,188	199,747
Current portion of long-term debt	4,713	3,000
Current portion of capital lease obligations	2,292	2,915

Total current liabilities	318,008	310,272
Long-term debt, less current portion	587,202	585,786
Capital lease obligations, less current portion	272	2,485
Deferred income taxes	29,233	21,837
Other long-term liabilities	22,189	20,444

Total liabilities	956,904	940,824
Commitments and contingencies
Stockholders' equity:
Common stock:
2,000,000,050 shares authorized, $0.01 par value, 888,408,801, and 887,798,801, shares issued, 877,066,801, and 878,928,801 shares outstanding at December 31, 2013 and 2012, respectively	8,884	8,878
Additional paid-in capital	472,746	470,026
Treasury stock, at cost	(6,751)	(5,361)
Accumulated other comprehensive loss	(9,841)	(9,911)
Accumulated deficit	(188,831)	(146,802)

Total stockholders' equity	276,207	316,830

Total liabilities and stockholders' equity	$1,233,111	$1,257,654

See accompanying notes.

INC Research Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(Amounts in thousands)

	Common Stock				Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount
Balance at December 25, 2010	626,846	$6,268	$307,462	$—	$7,124	$(23,141)	$297,713
Issuance of common shares	260,290	2,603	159,741	—	—	—	162,344
Treasury stock acquired	(4,462)	—	—	(2,606)	—	—	(2,606)
Stock-based compensation	—	—	1,176	—	—	—	1,176
Dividends paid	—	—	—	—	—	(4,500)	(4,500)
Net loss	—	—	—	—	—	(59,547)	(59,547)
Foreign currency translation adjustment, net of tax expense, $0	—	—	—	—	(15,090)	—	(15,090)

Balance at December 31, 2011	882,674	8,871	468,379	(2,606)	(7,966)	(87,188)	379,490
Issuance of common shares	600	6	369	—	—	—	375
Treasury stock acquired	(4,408)	—	—	(2,755)	—	—	(2,755)
Exercise of stock options	63	1	30	—	—	—	31
Stock-based compensation	—	—	1,248	—	—	—	1,248
Dividends paid	—	—	—	—	—	(500)	(500)
Net loss	` —	—	—	—	—	(59,114)	(59,114)
Foreign currency translation adjustment, net of tax expense, $0	—	—	—	—	(1,945)	—	(1,945)

Balance at December 31, 2012	878,929	8,878	470,026	(5,361)	(9,911)	(146,802)	316,830
Treasury stock acquired	(2,472)	—	—	(1,390)	—	—	(1,390)
Exercise of stock options	610	6	301		—	—	307
Stock-based compensation	—	—	2,419	—	—	—	2,419
Dividends paid	—	—	—	—	—	(500)	(500)
Net loss	—	—	—	—	—	(41,529)	(41,529)
Foreign currency translation adjustment, net of tax expense, $44	—	—	—	—	70	—	70

Balance at December 31, 2013	877,067	$8,884	$472,746	$(6,751)	$(9,841)	$(188,831)	$276,207

See accompanying notes.

INC Research Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2013	2012	2011
Operating activities
Net loss	$(41,529)	$(59,114)	$(59,547)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	58,473	78,811	64,136
Amortization of capitalized loan fees	7,073	5,165	11,824
Stock-based compensation	2,419	1,248	1,176
Allowance for doubtful accounts	77	777	1,090
Deferred income taxes	3,646	(45,195)	(36,508)
Foreign currency adjustments	409	(2,474)	(6,852)
Gain on purchase of equity affiliate	—	(2,735)	—
Impairment of goodwill	—	4,000	—
Loss on asset disposals	477	3,404	113
Other	—	—	1,029
Changes in operating assets and liabilities:
Restricted cash	477	1,530	(395)
Accounts receivable and unbilled	(2,537)	37,537	(7,967)
Accounts payable and accrued expenses	(438)	(2,105)	(5,455)
Deferred revenue	7,036	8,363	9,950
Other current assets and liabilities	1,687	13,787	8,873

Net cash provided by (used in) operating activities	37,270	42,999	(18,533)
Investing activities
Acquisition of business, net of cash acquired	(1,266)	(6,046)	(364,907)
Purchase of property and equipment	(17,714)	(9,591)	(4,763)

Net cash used in investing activities	(18,980)	(15,637)	(369,670)
Financing activities
Proceeds from issuance of long-term debt	—	—	591,442
Payments of costs associated with issuance of long-term debt	—	—	(23,338)
Proceeds from the refinancing of long-term debt	2,835	—	—
Payments on long-term debt	(3,520)	(3,000)	(307,173)
Borrowing on the revolving line of credit	—	—	28,000
Repayments on the revolving line of credit	—	(7,000)	(21,000)
Principal payments toward capital lease obligations	(3,307)	(3,420)	(1,117)
Proceeds from the issuance of common stock	—	375	162,345
Proceeds from the exercise of stock options	307	31	—
Dividends paid	(500)	(500)	(4,500)
Treasury stock repurchases	(1,390)	(2,755)	(2,606)

Net cash (used in) provided by financing activities	(5,575)	(16,269)	422,053
Effect of exchange rate changes on cash and cash equivalents	2,894	(690)	(3,627)

Net change in cash and cash equivalents	15,609	10,403	30,223
Cash and cash equivalents at the beginning of the year	81,363	70,960	40,737

Cash and cash equivalents at the end of the year	$96,972	$81,363	$70,960

Supplemental disclosure of cash flow information
Cash paid (refunded) for income taxes	$2,896	$3,419	$(9,780)

Cash paid for interest	$54,191	$57,035	$27,604

Supplemental disclosure of noncash financing activities
Capital lease obligations for purchase of property and equipment	$470	$713	$7,730

See accompanying notes.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2013

1. Basis of Presentation and Summary of Significant Accounting Policies

Principal Business

          The Company is a Contract Research Organization (CRO) providing a comprehensive range of clinical development services for the biopharmaceutical and medical device industries to its customers across various therapeutic areas. The international infrastructure of the Company's development business enables it to conduct Phase I to Phase IV clinical trials globally for pharmaceutical and biotechnology companies.

Organization

          On August 13, 2010, INC Research Holdings, Inc. (the Company, Parent or Holdings) was incorporated in the state of Delaware for the purpose of acquiring the outstanding equity of INC Research, Inc. through INC Research Intermediate, LLC, a wholly-owned subsidiary of INC Research Holdings, Inc. The Company's investment in INC Research Intermediate, LLC (Intermediate) is represented by a 100% membership interest.

Principles of Consolidation

          The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), and include the accounts and results of operations of the Company and its controlled subsidiaries. All intercompany balances and transactions are eliminated. The equity method of accounting is used for investments for which the company does not have control but exercises significant influence. The Company's 50% ownership in Beijing KendleWits Medical Consulting Co., Ltd. (KendleWits) was sold on December 6, 2011. On January 4, 2012, the Company acquired the 50% of GVK Biosciences Private Limited (GVK) shares that it did not own and GVK became a wholly-owned subsidiary of the Company (discussed further in Note 3). There were no significant amounts on the consolidated balance sheets related to investments in unconsolidated companies as of December 31, 2013 and 2012.

Use of Estimates

          The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses during the period, as well as disclosures of contingent assets and liabilities at the date of the financial statements. The Company evaluates its estimates on an ongoing basis, including those related to revenue recognition, stock-based compensation, valuation of goodwill and identifiable intangibles, tax related contingencies and valuation allowances, allowance for doubtful accounts, litigation contingencies, among others. These estimates are based on the information available to management at the time these estimates, judgments, and assumptions are made. Actual results may differ materially from these estimates.

Foreign Currency Translation and Transactions

          The Company accounts for its foreign subsidiaries, which operate in currencies other than U.S. dollars, by translating assets and liabilities using rates of exchange as of the end of the

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

reporting period, income and expenses using the average rate of exchange for the period, and stockholders' equity using the historical exchange rates. Translation adjustments resulting from this process are recorded in the accumulated other comprehensive income (loss) component of stockholders' equity.

          Gains or losses on foreign currency transactions are included in other income (expense), net. Net realized foreign currency transaction (losses) gains included in other income (expense), net included in the results of operations were $(1.4) million, $(1.2) million, and $2.7 million for the years ended December 31, 2013, 2012, and 2011, respectively.

Other Comprehensive Loss

          The Company has elected to present comprehensive loss and its components as a separate statement. Other comprehensive loss refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders' equity but are excluded from net loss. The Company's other comprehensive loss consists of foreign currency translation adjustments resulting from the translation of foreign subsidiaries not using the U.S. dollar as their functional currency.

Cash and Cash Equivalents

          Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less at the date of purchase and consist principally of bank deposits. Cash and cash equivalents are carried at cost, which approximates fair value.

Restricted Cash

          Restricted cash represents cash received from customers and term deposits held as security over bank guarantees. The portion of restricted cash received from customers is available for use only for specific project-related expenses, primarily investigator fees, upon authorization from the customer. Restricted cash is classified as a current or long-term asset based on the timing and nature of when and how the cash is expected to be used or when the restrictions are expected to lapse. The Company includes changes in restricted cash balances as part of operating activities in the consolidated statements of cash flows.

Fair Value

          The Company records certain assets and liabilities at fair value (see Note 6). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

          Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

          Level 2 — Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable through correlation with market data; and

          Level 3 — Unobservable inputs that are supported by little or no market data, which require the reporting entity to develop its own assumptions.

Derivative Financial Instruments

          The Company uses derivative instruments to manage exposures to interest rates. Derivatives are recorded on the balance sheet at fair value at each balance sheet date utilizing pricing models for non-exchange-traded contracts. The Company does not designate its derivative instruments as accounting hedges as defined by the authoritative guidance for derivatives and hedging. Accordingly, changes in the fair values of the Company's derivative instruments are recognized in current period earnings and the cash flow is included in operating activities. The Company does not enter into derivative instruments for trading or speculative purposes (see Note 5).

Billed and Unbilled Accounts Receivable and Deferred Revenues

          Accounts receivable are recorded at net realizable value. Unbilled accounts receivable arise when services have been rendered for which revenue has been recognized but the customers have not been billed. In general, prerequisites for billings and payments are established by contractual provisions, including predetermined payment schedules, which may or may not correspond to the timing of the performance of services under the contract.

          In some cases, payments received are in excess of revenue recognized. Deferred revenue represents billings or receipts of payments from customers in advance of services being provided and the related revenue being earned or reimbursable expenses being incurred. As the contracted services are subsequently performed and the associated revenue is recognized, the deferred revenue balance is reduced by the amount of the revenue recognized during the period.

Property and Equipment

          Property and equipment is primarily comprised of furniture, software, office and computer equipment. These assets are depreciated using the straight-line method. The Company uses the estimated useful lives of up to:

Buildings	39 years
Furniture and equipment	7 years
Computer equipment and software	5 years

          Leased property and equipment, which includes certain capitalized software and equipment under capital leases and leasehold improvements, are amortized over the remaining life of the lease or the estimated life of the asset, whichever is less. Amortization of assets recorded under capital leases is included within depreciation expense. Repairs and maintenance are charged to operations as incurred and expenditures for additions and improvements that extend the useful life of the asset are capitalized.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

          The Company capitalizes costs of computer software developed or obtained for internal use and amortizes these costs on a straight-line basis over the estimated useful life of the product, not to exceed three years.

Goodwill, Intangible Assets, and Long-Lived Assets

          Goodwill represents the excess of purchase price over the fair value of net assets acquired in business combinations. The Company evaluates goodwill for impairment annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The Company performed its annual impairment test by estimating the fair value of each reporting unit using a combination of the income approach (a discounted cash flow analysis) and the market approach (a guideline transaction method) for purposes of estimating the total enterprise value for the reporting unit. In 2012, the Company determined the fair value of one of its three reporting units, Phase I Services, did not exceed the carrying value and recognized a $4.0 million impairment of goodwill (see Note 2). There were no impairment charges in 2013 or in 2011.

          Intangible assets consist primarily of trademarks, backlog, customer relationships, and technologies. These intangible assets, with the exception of certain trademarks, are being amortized on a straight-line basis over their estimated useful lives, which range from one to twelve years. Certain trademarks have an indefinite life and are not amortized but instead are evaluated for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. Finite-lived intangible assets are tested for impairment upon the occurrence of certain triggering events. No events have been identified that indicate there was an impairment of the recoverability of intangible assets during the years ended December 31, 2013, 2012, and 2011.

          Long-lived assets, including fixed assets and definite-lived intangibles, are regularly reviewed to determine if facts and circumstances indicate that the useful life is shorter than the Company originally estimated or that the carrying amount of the assets may not be recoverable. If such facts and circumstances exist, the Company assesses the recoverability of identified assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets and occur in the period in which the impairment determination was made. No events have been identified that indicate there was an impairment of the recoverability of long-lived assets during the years ended December 31, 2013, 2012 and 2011.

Revenue Recognition

          The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service offering has been delivered to the customer; (3) the collection of the fees is reasonably assured; and (4) the arrangement consideration is fixed or determinable. The Company records revenues net of any tax assessments by governmental authorities, such as value added taxes, that are imposed on and concurrent with specific revenue generating transactions.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

          The Company's arrangements are primarily service contracts and historically, a majority of the net service revenue has been earned under contracts which range in duration from a few months to several years. Most of the Company's contracts can be terminated by the customer with 30 days notice. In the event of termination, our contracts often provide for fees for winding down the project, which include both fees incurred and actual expenses and noncancellable expenditures and may include a fee to cover a percentage of the remaining professional fees on the project. The Company does not recognize revenue with respect to start-up activities including contract and scope negotiation, feasibility analysis and conflict of interest review associated with contracts. The costs for these activities are expensed as incurred.

          The majority of the Company's contracts are service contracts for clinical research that represent a single unit of accounting. Clinical research service contracts generally take the form of fixed-fee-per-unit, fee-for-service contracts and fixed-price contracts, with a majority of the contracts being fixed-fee-per-unit. For fixed-price service contracts (including fixed-fee and fixed-price per unit arrangements), revenue is recognized as services are performed based upon a proportional performance basis, which is generally assessed using output measures that are specific to the service provided.

          Examples of output measures include, among others, number of sites activated, number of site initiation visits, and number of monitoring visits completed. Revenue is determined by dividing the actual units of work completed by the total units of work required under the contract and multiplying that ratio by the total contract value. The total contract value, or total contractual payments, represents the aggregate contracted price for each of the agreed upon services to be provided. For fee-for-service contracts, fees are billed based on a contractual rate basis. The Company recognizes revenue on these arrangements as services are performed, primarily on a time and materials basis.

          Changes in the scope of work are common, especially under long-term contracts, and generally result in a renegotiation of future contract pricing terms and change in contract value. If the customer does not agree to contract modification, the Company could bear the risk of cost overruns. Renegotiated amounts are not included in net revenues until the contract modification is signed, the amount is earned and realization is assured.

          For the arrangements that include multiple elements, arrangement consideration is allocated to units of accounting based on the relative selling price. The best evidence of selling price of a unit of accounting is vendor-specific objective evidence (VSOE), which is the price the Company charges when the deliverable is sold separately. When VSOE is not available to determine selling price, management uses relevant third-party evidence (TPE) of selling price, if available. When neither VSOE nor TPE of selling price exists, management uses its best estimate of selling price considering all relevant information that is available without undue cost and effort. The Company considers the guidance related to the accounting for multiple element arrangements when determining whether more than one contract shall be combined and accounted for as a single arrangement.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Reimbursable Out-of-Pocket Expenses

          In connection with management of multi-site clinical trials, the Company is reimbursed by its customers for fees paid to principal investigators and for other out-of-pocket costs (such as travel expenses for the Company's clinical monitors). The Company includes these costs in direct costs, and the related reimbursements are reflected in revenues, as the Company is generally deemed to be the primary obligor in the applicable arrangements. The Company records costs for such activities based upon invoices that have been received from third parties in the periods presented.

Concentration of Credit Risk

          Financial assets that subject the Company to credit risk primarily consist of cash and cash equivalents and billed and unbilled accounts receivable. The Company's cash and cash equivalents consist principally of cash and are maintained at several financial institutions with reputable credit ratings. The Company believes these instruments bear minimal credit risk. There is no state insurance coverage on bank balances of $1.1 million at December 31, 2013, held in the Netherlands.

          Substantially all of the Company's net service revenue is earned by performing services under contracts with pharmaceutical and biotechnology companies. The concentration of credit risk is equal to the outstanding billed and unbilled accounts receivable, less deferred revenue related thereto. The Company does not require collateral or other securities to support customer receivables. The Company maintains a credit approval process and makes significant judgments in connection with assessing customers' ability to pay throughout the contractual obligation. Despite this assessment, from time to time, customers are unable to meet their payment obligations. The Company continuously monitors customers' credit worthiness and applies judgment in establishing a provision for estimated credit losses based on historical experience and any specific customer collection issues that have been identified.

          One customer accounted for approximately 15%, 12%, and 12% of net service revenue for the years ended December 31, 2013, 2012, and 2011, respectively. At December 31, 2013 and 2012, no customer accounted for more than 10% of billed and unbilled accounts receivable.

Stock-Based Compensation

          The Company recognizes stock-based compensation expense for stock option awards provided to employees of the Company. The Company measures stock-based compensation expense at grant date, based on the estimated fair value of the award and recognizes expense related to the service-based awards on a straight-line basis (net of estimated forfeitures) over the vesting period. The compensation expense with respect to performance-based awards is recognized if the Company believes it is probable that the performance condition will be achieved. The Company reassesses the probability of the achievement of the performance condition at each reporting period, and adjusts the compensation expense for subsequent changes in the estimate or actual outcome.

          The Company estimates the fair value of each option award on the grant date using the Black-Scholes-Merton option-pricing model. The model requires the use of the following assumptions: an

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

expected dividend yield; expected volatility; risk-free interest rate; and expected term. Stock-based compensation cost is recorded in direct costs and selling, general and administrative expenses in the consolidated statements of operations based on the employees' respective function.

          The Company records deferred tax assets for awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the consolidated statements of operations (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

Income Taxes

          The Company and its United States (U.S.) subsidiaries file a consolidated U.S. federal income tax return. Other subsidiaries of the Company file tax returns in their local jurisdictions.

          The Company estimates its tax liability based on current tax laws in the statutory jurisdictions in which it operates. Accordingly, the impact of changes in income tax laws on deferred tax assets and deferred tax liabilities are recognized in net earnings in the period during which such changes are enacted. The Company records deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities and for tax benefit carryforwards using enacted tax rates in effect in the year in which the differences are expected to reverse.

          Valuation allowances are provided to reduce the related deferred income tax assets to an amount which will, more likely than not, be realized. In estimating future taxable income, the Company has considered both positive and negative evidence, such as historical and forecasted results of operations, and has considered the implementation of prudent and feasible tax planning strategies.

          Judgment is required in determining what constitutes an uncertain tax position, as well as the assessment of the outcome of each tax position. The Company considers many factors when evaluating and estimating tax positions and tax benefits. In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations in domestic and foreign jurisdictions. If the calculation of the liability related to uncertain tax positions proves to be more or less than the ultimate assessment, a tax expense or benefit to expense, respectively, would result.

Advertising Costs

          Advertising costs include costs incurred to promote the Company's business and are expensed as incurred. Advertising costs were $4.8 million, $3.3 million, and $2.4 million for the years ended December 31, 2013, 2012, and 2011, respectively.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Other Income (Expense), Net

          Other income (expense), net has historically consisted primarily of foreign currency transaction gains and losses and prior to 2012 included income from equity method investments in joint ventures. During 2012, as a result of purchasing the remaining 50% of GVK, the Company recognized a gain of $2.7 million on the investment, which was recorded in other income (expense), net in the consolidated statements of operations.

Restructuring and Other Costs

          Restructuring costs, which primarily include severance and facility closure costs, are recorded at estimated fair value. Key assumptions in determining the restructuring costs include the terms and payments that may be negotiated to terminate certain contractual obligations and the timing of employees leaving the Company. The Company accounts for restructuring costs in accordance with the authoritative guidance for compensation — nonretirement postemployment benefits. Under this guidance, the Company records these obligations when the obligations are estimable and probable.

          The Company accounts for one-time termination benefits, contract termination costs and other related exit costs in accordance with the authoritative guidance for exit or disposal cost obligations. This guidance requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to when management commits to an exit plan. Additionally, this guidance requires that (i) liabilities associated with exit and disposal activities be measured at fair value, (ii) one-time termination benefits be expensed at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period, (iii) liabilities related to an operating lease/contract be recorded at fair value and measured when the contract does not have any future economic benefit to the entity (i.e., the entity ceases to utilize the rights conveyed by the contract), and (iv) all other costs related to an exit disposal activity be expensed as incurred. Restructuring liabilities are included in "Accrued liabilities" in the accompanying consolidated balance sheets.

Earnings Per Share

          The Company determines earning per share in accordance with the authoritative guidance for earnings per share. The Company calculates number of shares outstanding using the two-class method. Class B common shares have no rights to receive dividends and Class C shares have the right to receive a preferred dividend of $0.5 million per year. Both Class B and Class C common shares are excluded from the calculations of earnings per share as they do not participate in the earnings of the Company. The Company computes basic earnings per share attributable to Class A common shares based on the weighted average number of Class A common shares outstanding during the period

          Basic earnings per share are computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding for the applicable period. Diluted earnings per share are computed in the same manner as basic earnings per share except that the number of shares is increased to assume exercise of potentially dilutive stock options using the treasury stock

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

method, unless the effect of such increase would be anti-dilutive. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefit that would be recognized in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

Segment Information

          The Company discloses information concerning operating segments in accordance with the authoritative guidance for segment reporting, which requires segmentation based on our internal organization and reporting of revenues and operating income based upon internal accounting methods commonly referred to as the "management approach." Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (CODM), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's CODM is our Chief Executive Officer. The Company has determined that it currently has three operating and reportable segments.

Subsequent Events

          The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The Company evaluated all events and transactions through the date that these financial statements were issued.

Recently Issued Accounting Standards

          In February 2013, the Financial Accounting Standards Board (FASB) issued guidance that requires preparers to report, in one place, information about reclassifications out of accumulated other comprehensive income (AOCI) and if applicable, the effect of the reclassifications on the respective line items in the consolidated statements of comprehensive (loss) income. The guidance is effective for fiscal years and interim periods beginning on or after December 15, 2012. The adoption did not have a material impact on the Company's consolidated financial statements.

          In February 2013, the FASB issued guidance to clarify that nonpublic entities are not required to disclose the fair value hierarchy level for financial instruments that are not measured at fair value on the statement of financial position but for which fair value is disclosed. The guidance is effective immediately and the adoption did not have a material impact on the Company's consolidated financial statements.

          In March 2013, the FASB issued guidance specifying that a cumulative translation adjustment (CTA) should be recognized into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. The guidance is effective for fiscal years beginning after December 15, 2014. The Company does not believe the adoption of this guidance will have a material impact on its consolidated financial statements.

          In July 2013, the FASB issued Accounting Standards Update (ASU) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward or Tax Credit Carryforward Exists. The ASU provides guidance regarding the presentation in the statement of financial position of an unrecognized tax benefit when a net operating loss carryforward or a tax credit carryforward exists. The ASU generally provides that an entity's unrecognized tax benefit, or a portion of its unrecognized tax benefit, should be presented in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The ASU applies prospectively to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The Company does not plan to early adopt this guidance. The Company does not believe the adoption of this guidance will have a material impact on its consolidated financial statements.

2. Financial Statement Details

Accounts Receivable Billed, net

          Accounts receivable, net of allowance for doubtful accounts, consisted of the following at December 31 (in thousands):

	2013	2012
Accounts receivable, billed	$131,012	$106,477
Less allowance for doubtful accounts	(1,384)	(1,748)

Accounts receivable, billed, net	$129,628	$104,729

          The following table summarizes the changes in the allowance for doubtful accounts (in thousands):

	Years Ended December 31,
	2013	2012	2011
Balance at the beginning of the period	$(1,748)	$(2,148)	(2,858)
Current year provision	(77)	(777)	(1,090)
Write-offs, net of recoveries	441	1,177	1,800

Balance at the end of the period	$(1,384)	$(1,748)	(2,148)

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

2. Financial Statement Details (Continued)

Property and Equipment, net

          Property and equipment, net of accumulated depreciation, consisted of the following at December 31 (in thousands):

	2013	2012
Software	$38,469	$30,391
Computer equipment	26,798	23,777
Leasehold improvements	10,016	9,254
Office furniture, fixtures, and equipment	7,346	6,851
Real property	5,799	5,555
Assets not yet placed in service	4,720	2,658

	93,148	78,486
Less accumulated depreciation	(52,201)	(36,290)

Property and equipment, net	$40,947	$42,196

          Depreciation expense was $19.2 million, $19.9 million, and $15.7 million for the years ended December 31, 2013, 2012, and 2011, respectively.

Goodwill and Intangible Assets

          Changes to goodwill consist of the following (in thousands):

	Total	Clinical Development Services	Phase I Services	Global Consulting
Balance at December 31, 2011	$570,806	$543,019	$8,506	$19,281
Acquisition of GVK	6,319	6,319	—	—
Kendle acquisition measurement period adjustment	(8,063)	(7,699)	(364)	—
Impairment of goodwill	(4,000)	—	(4,000)	—
Impact of foreign currency translation	56	56	—	—

Balance at December 31, 2012	565,118	541,695	4,142	19,281
Impact of foreign currency translation	(1,753)	(1,753)	—	—

Balance at December 31, 2013	$563,365	$539,942	$4,142	$19,281

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

2. Financial Statement Details (Continued)

          In performing Step 1 of the annual impairment test for 2012, the Company determined that the carrying value of the Phase I Services reporting unit exceeded the fair value, requiring Step 2 of the goodwill impairment test to measure the amount of impairment loss which totaled $4.0 million. This charge had no impact on cash flows or compliance with debt covenants. Intangible assets, net consist of the following at December 31 (in thousands):

	Useful Life (Years)	2013	2012
Customer relationships	8 – 12	$268,153	$268,555
Acquired backlog	1 – 3	76,078	76,391
Trademarks — INC	Indefinite	35,000	35,000
Trademarks — other	2.5	5,800	5,838
Proprietary software	1 – 3	—	1,210
Noncompete agreements	3	62	73

Total carrying amount		385,093	387,067

Less accumulated amortization:
Customer relationships		(73,600)	(49,384)
Acquired backlog		(74,728)	(62,512)
Trademarks — other		(5,660)	(3,388)
Proprietary software		—	(1,057)
Noncompete agreements		(54)	(38)

Total accumulated amortization		(154,042)	(116,379)

Intangible assets, net		$231,051	$270,688

          Amortization expense related to intangible assets was $39.3 million, $58.9 million, and $48.4 million for the years ended December 31, 2013, 2012, and 2011, respectively.

          The identifiable intangible assets are amortized over their estimated useful lives. The estimated aggregate amortization expense for intangible assets for years ending December 31 is expected to be as follows (in thousands):

2014	$25,807
2015	24,344
2016	24,315
2017	24,315
2018	23,784
2019 and thereafter	73,486

Total	$196,051

          During 2012, $0.5 million in customer relationships and trademarks related to the Phase I Services reporting unit were written off net of accumulated amortization of $0.1 million as restructuring and other costs in the consolidated statements of operations. During 2013, gross

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

2. Financial Statement Details (Continued)

intangible assets decreased $(0.8) million while in 2012, gross intangibles increased $0.1 million due to the impact of foreign currency translation.

Accrued Liabilities and Other Long-Term Liabilities

          Accrued liabilities consisted of the following at December 31 (in thousands):

	2013	2012
Compensation, including bonuses, fringe benefits, and payroll taxes	$42,043	$30,118
Accrued interest	19,851	20,553
Accrued taxes	4,641	5,720
Accrued rebates to customers	5,283	5,035
Accrued professional fees and transition services	6,835	7,462
Accrued restructuring costs, current portion	2,094	5,358
Contingent consideration payable on acquisitions	—	1,340
Other liabilities	13,474	11,886

Total accrued liabilities	$94,221	$87,472

          Other long-term liabilities consisted of the following at December 31 (in thousands):

	2013	2012
Uncertain tax positions	$13,495	$11,208
Accrued restructuring costs, less current portion	3,928	4,731
Other liabilities	4,766	4,505

Total other long-term liabilities	$22,189	$20,444

Other Income (Expense), Net

          Other income (expense), net consisted of the following at December 31 (in thousands):

	2013	2012	2011
Foreign currency gain (loss)	$(1,769)	$1,261	$9,640
Gain on remeasurement of equity interest in GVK	—	2,735	—
Gain on sale of Kendle Witts Joint Venture	—	—	1,261
Other, net	120	683	618

Total other income (expense), net	$(1,649)	$4,679	$11,519

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

3. Business Combinations

GVK Biosciences Private Limited

          From March 13, 2007 to January 4, 2012, the Company owned 50% of GVK, a joint venture. GVK is a full-service CRO based in India. The Company recorded the proportionate share of net income or loss incurred by the joint venture under the equity method of accounting. On January 4, 2012, the Company acquired the remaining 50% of shares for a cash consideration of $3.8 million and the results of operations are included in the consolidated financial statements from that date.

          A gain of $2.7 million was recognized as a result of the increase in the fair value of the equity interest held in GVK and was included in other income (expense), net in the consolidated statements of operations. The fair value was determined by utilizing an average EBITDA multiple from the Company's most recent acquisitions.

          The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Fair value of consideration transferred	$3,750
Fair value of previously owned 50%	3,545

Total fair value	7,295
Assets acquired:
Cash and cash equivalents	367
Accounts receivable	310
Other current assets	39
Property and equipment	758
Other assets	134

Total assets acquired	1,608
Liabilities assumed:
Accounts payable	412
Accrued liabilities	220

Total liabilities assumed	632

Net identifiable assets acquired	976

Resulting goodwill	$6,319

          The goodwill recognized is primarily attributable to the assembled workforce of GVK and none of the goodwill is expected to be deductible for income tax purposes.

          At December 31, 2013 and 2012, the amount of goodwill resulting from the acquisition of GVK decreased $0.7 million and $0.1 million as a result of foreign currency translation, respectively.

          Net income of $0.1 million arising from GVK operations from January 4, 2012 through December 31, 2012, is included in other income (expense), net in the Company's consolidated statements of operations. Pro forma financial information for the year ended December 31, 2012 was not material and is not presented.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

3. Business Combinations (Continued)

Trident Clinical Research Pty Ltd (Trident)

          On June 1, 2011, INC Research, LLC acquired 100% of the outstanding common shares and voting interest of Trident (Trident Acquisition) for cash consideration of $8.8 million (which is net of cash received of $1.9 million). The results of Trident's operations have been included in the consolidated financial statements since that date. Trident was a full-service CRO that provided Phase I to Phase IV services in the Asia-Pacific region.

          The purchase agreement required the Company to pay up to $7.6 million of additional consideration to Trident's former shareholders, if a key employee, who was also a shareholder, remained an employee in good standing with the Company, as defined in the agreement, upon specified anniversary dates. Of the additional consideration, $3.7 million was due to this same key employee and was accrued and expensed as compensation ratably over the contingent employment period. For the years ended December 31, 2013, 2012, and 2011, the Company recorded compensation expense of $0.3 million, $1.9 million, and $1.5 million, respectively, related to additional consideration for the key employee. Payments totaling $1.1 million and $2.4 million were paid to the key employee during 2013 and 2012, respectively. Foreign currency transaction gains totaled $0.1 million during 2013 and 2012.

          The remaining $3.9 million in contingent consideration payments due to the other former Trident shareholders was capitalized as a cost of the acquisition. For the years ended December 31, 2013 and 2012, the Company paid $1.3 million and $2.6 million in contingent consideration related to Trident, respectively. There were no contingent consideration payments in 2011.

Kendle

          On July 12, 2011, the Company acquired 100% of the outstanding common shares and voting interest of Kendle for $15.25 per share for total cash consideration of $377.3 million (Kendle Acquisition). The results of Kendle's operations have been included in the consolidated statements of operations since that date. The acquisition of Kendle expanded the Company's global footprint, broadened its therapeutic expertise, provided additional scale to serve its customers and increased its top-tier position in Phase II to Phase IV clinical trials relative to other global CROs.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

3. Business Combinations (Continued)

          The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Fair value of consideration transferred	$377,341

Assets acquired:
Cash and cash equivalents	21,235
Restricted cash	2,302
Accounts receivable, and unbilled, net	96,774
Other current assets	18,482
Property and equipment	31,912
Other long-term assets	4,839
Identifiable intangible assets	118,247

Total assets acquired	293,791

Liabilities assumed:
Accounts payable	17,065
Accrued liabilities	48,723
Deferred revenue	53,987
Deferred tax liability, net	3,764
Capital lease obligations	12
Other long-term liabilities	13,292

Total liabilities assumed	136,843

Net identifiable assets acquired	156,948

Resulting goodwill	$220,393

          The goodwill recognized is attributable primarily to expected synergies and the assembled workforce of Kendle. None of the goodwill is expected to be deductible for income tax purposes.

          The Company incurred $9.9 million of acquisition-related costs for the Kendle Acquisition during the year ended December 31, 2011, which have been classified as transaction expenses in the consolidated statements of operations.

          Net service revenues of $137.8 million and net loss of $8.8 million arising from Kendle operations for the period from July 12, 2011 through December 31, 2011, are included in the Company's consolidated statements of operations.

4. Debt and Leases

2011 Credit Agreement

          On July 12, 2011, the Company entered into a $375.0 million credit agreement (2011 Credit Agreement) with Morgan Stanley Senior Funding, Inc., ING Capital LLC and Royal Bank of Canada, as well as a syndicate of other banks, financial institutions and other entities (Lenders). The 2011 Credit Agreement was comprised of a $300.0 million term loan, a $75.0 million revolving line of credit and a letter of credit and swing line facilities. All obligations under the 2011 Credit Agreement

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

4. Debt and Leases (Continued)

were guaranteed by Intermediate and certain of Intermediate's direct and indirect wholly-owned domestic subsidiaries. The obligations under the 2011 Credit Agreement were secured by substantially all of the assets of INC Research LLC and the guarantors.

          On February 8, 2013, the Company entered into Amendment No. 1 to the 2011 Credit Agreement (the Amendment). The Company increased the then outstanding balance of the term loan facility to $300.0 million and reduced the applicable margins under the revolving line of credit and term loan facilities. In addition, the Company modified certain covenants and related definitions, and agreed to a prepayment premium of 1.0% applicable to any prepayment of term loans that is made in connection with any re-pricing transaction that occurs on or prior to February 8, 2014.

          The 2011 Credit Agreement obligations rank equal in right of payment to the $300.0 million in Senior Notes. The Company is subject to various covenants defined in the 2011 Credit Agreement with which management believes they are in compliance. The term loan (2011 Term Loan) was provided at an original issue discount of $8.6 million which is included on the consolidated balance sheet as a reduction to the long-term debt, less current portion.

          Upon Amendment No. 1 to the 2011 Credit Agreement, the discount on the term loans was decreased by $1.0 million due to certain lenders leaving the Credit Agreement. The Company amortized $1.2 million, $1.4 million, and $0.5 million of the discount into interest expense using the effective interest method during 2013, 2012, and 2011, respectively, leaving a net discount balance of $4.6 million and $6.7 million at December 31, 2013 and 2012, respectively.

          As of December 31, 2013 and 2012, $296.5 million and $295.5 million, respectively, was outstanding on the term loan (2011 Term Loan) with scheduled quarterly principal payments of 0.25% of the aggregate initial principal borrowed, or $0.8 million per quarter, through June 30, 2018, with the remaining outstanding principal due on July 12, 2018.

          The Company may be required to make additional payments on principal towards the 2011 Term Loan depending upon the generation of "Excess Cash Flow" as defined in the 2011 Credit Agreement and such additional prepayments will be applied to the scheduled installments of principal in direct order of maturity. In April 2013, an additional principal payment of $2.0 million was made related to 2012 excess cash flow. The excess cash flow payment reduced future principal payments on the 2011 Term Loan in direct order of maturity, and as a result no further principal payments will be required until March 2014.

          The Company may voluntarily prepay the term loan without premium or penalty upon prior notice except during the period from February 8, 2013 through February 8, 2014. During this time a prepayment premium of 1.0% is applicable to any prepayment of term loans that is made in connection with a re-pricing transaction.

          The 2011 Term Loan provides Eurodollar and Base Rate term loans. The outstanding loan has been Eurodollar since inception. In advance of the last day of the then current type of loan, the Company may select a new type of loan so long as it does not extend beyond July 12, 2018. Eurodollar loans are one, two, three or six month loans (or with permission nine or twelve months) and interest is due on the last day of each three month period of the loans. Base Rate term loans have interest due the last day of each calendar quarter-end. In addition, both Eurodollar and Base

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

4. Debt and Leases (Continued)

Rate term loans have an interest due date concurrent with any repayment or prepayment. The base interest rate for Eurodollar term loans is equal to the greater of (a) 1.25% and (b) the rate determined for such day in accordance with the following formula (rounded upward to the nearest 1/100th of 1.00%):

LIBOR

1 — Eurocurrency Reserve Requirements

          The base interest rate for Base Rate loans is equal to the highest of (a) the Wall Street Journal (WSJ) prime rate, (b) 1/2 of 1.00% per year above the Federal Funds Effective Rate, (c) the Eurodollar Rate for an interest period of one month plus 1.00%, and (d) 2.25%.

          In addition to the base interest rate, both the Eurodollar and Base Rate term loans have a margin tied to a Secured Leverage Ratio (SLR) which is defined as the ratio of (a) consolidated U.S. GAAP secured debt net of $30,000,000 of unrestricted cash and cash equivalents restricted in favor of the administrative agent, the collateral agent or any secured party to (b) Consolidated EBITDA (as defined in the 2011 Credit Agreement) for four consecutive quarters at the end of each period. Pricing grids are used to determine the margin based on the type of loan and the SLR.

          The margin is adjusted after the quarterly financial statements are delivered to the lenders. Below is the pricing grid for the term loans and revolving credit facility.

SLR	Eurodollar	Base Rate
> 2.00 to 1.00	4.75%	3.75%
≤ 2.00 to 1.00	4.50	3.50

          Interest is calculated based on a calendar day year and as of December 31, 2013 and 2012, the combined interest rate on the term loan was 6.0% and 7.0%, respectively.

          The revolving commitment includes a five-year revolving credit facility of $75.0 million and includes a letter of credit and a swing line facility (2011 Revolver). The 2011 Revolver cannot exceed $75.0 million at any one time inclusive of letter of credit usage and swing line loans. The 2011 Revolver may be increased in an aggregate amount not to exceed, together with any increases to the 2011 Term Loan or additional term loans under the 2011 Credit Agreement, $100.0 million if certain conditions are met, as defined in the 2011 Credit Agreement.

          Eurodollar and Base Rate loans are available under the 2011 Revolver and are not due until the termination date of July 12, 2016. However, since the intention of the Company is to repay these types of loans as soon as possible, any revolving loans are classified as current on the consolidated balance sheets.

          As of December 31, 2013, there were three outstanding letters of credit totaling $1.1 million, leaving $73.9 million available under the 2011 Revolver. There were no letters of credit outstanding as of December 31, 2012.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

4. Debt and Leases (Continued)

          The base interest rate for Eurodollar revolving loans is equal to the rate determined for such day in accordance with the following formula (rounded upward to the nearest 1/100th of 1%):

LIBOR

1 — Eurocurrency Reserve Requirements

          The base interest rate for Base Rate revolving loans will at all times be equal to the highest of (a) WSJ prime rate (b) 1/2 of 1.00% per year above the Federal Funds Effective Rate and (c) the Eurodollar Rate for an interest period of one month plus 1.00%. Swing line loans are only base rate loans and must be repaid within 10 days of the borrowing.

          Similar to the 2011 Term Loan, pricing grids are used to determine the margin for the 2011 Revolver based on the type of loan and the SLR at the adjustment date. Below is the pricing grid for the 2011 Revolver.

SLR	Eurodollar	Base Rate
> 2.00 to 1.00	4.50%	3.50%
≤ 2.00 to 1.00 but >1.50 to 1.00	4.25	3.25
≤ 1.50 to 1.00	4.00	3.00

          The 2011 Revolver includes a commitment fee which begins at 0.50% of the average daily amount of the available revolving commitment assuming any swing line loans outstanding are $0. The fee is payable quarterly in arrears on the last day of the calendar quarters and July 12, 2016.

          On and after the first adjustment date the rate will be determined based on the pricing grid below.

SLR	Fee Rate
> 1.50 to 1.00	0.500%
≤ 1.50 to 1.00	0.375

          Letters of credit (LOC) are available in an amount not to exceed $15.0 million. The amount of LOC obligations together with revolving and swing line loans may not exceed $75.0 million. Fees are charged on all outstanding LOC at an annual rate equal to the margin in effect on Eurodollar revolving loans. A fronting fee of 0.25% per year on the face amount of each LOC is payable as well. The fee is payable quarterly in arrears on the last day of the calendar quarter after the issuance date until the LOC expires.

2011 Senior Notes

          On July 12, 2011, the Company issued $300.0 million in Senior Notes due July 15, 2019 (2011 Notes). The 2011 Notes were issued pursuant to Rule 144A promulgated under the Securities Act and do not require registration with the Securities and Exchange Commission. The 2011 Notes are guaranteed by Intermediate and certain of Intermediate's direct and indirect wholly-owned domestic subsidiaries. Interest is due at 11.5% per year semi-annually in arrears on January 15 and July 15

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

4. Debt and Leases (Continued)

of each year until July 15, 2019. Except as provided below, the 2011 Notes are non-callable for the first four years.

          On and after July 15, 2015, the Company may redeem the 2011 Notes at the redemption prices below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on July 15 of each of the years indicated below:

Percentage
2015	105.750%
2016	102.875
2017 and thereafter	100.000

          Until July 15, 2014, in the event of a qualified equity issuance, the Company may redeem up to 35% of the aggregate principal amount of 2011 Notes at a redemption price equal to 111.5% of the aggregate principal amount, plus accrued and unpaid interest.

          In addition, at any time prior to July 15, 2015, the Company may redeem all or a part of the 2011 Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed as well as accrued and unpaid interest plus the greater of 1% of the principal amount of such Note and the excess of the present value of the redemption price (105.75%) plus all interest payments due on such note through July 15, 2015 (excluding accrued unpaid interest), discounted using the Treasury Rate plus 50 basis points, over the then outstanding principal balance of such note.

          The Company is not required to make mandatory redemption or sinking fund payments with respect to the 2011 Notes. However, upon a change of control, as such term is defined in the indenture governing the 2011 Notes, the Company must offer to repurchase all of the 2011 Notes at 101% of the aggregate principal amount plus accrued and unpaid interest.

          As a result of the 2011 Credit Agreement and 2011 Notes, the Company incurred a total of $23.3 million in financing costs. These costs have been recorded in other assets and are being amortized to interest expense under the effective interest method over each of the terms of the 2011 Term Loan, 2011 Notes, and 2011 Revolver as applicable. The Company recorded interest expense associated with these deferred costs of $3.8 million, $3.9 million, and $1.5 million for the years ended December 31, 2013, 2012, and 2011, respectively.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

4. Debt and Leases (Continued)

          The Company's maturities of obligations under the 2011 Term Loan and the 2011 Notes for the years following December 31, 2013, are as follows (in thousands):

2014	$4,713
2015	1,287
2016	3,000
2017	3,000
2018	284,480
2019 and thereafter	300,000
Original issue discount	(4,565)

Total long-term debt	591,915
Less current portion	(4,713)

Total	$587,202

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

4. Debt and Leases (Continued)

Debt Covenants

          The 2011 Credit Agreement and the indenture governing the 2011 Notes contain usual and customary restrictive covenants that, among other things, place limitations on its ability to pay dividends or make other restricted payments; prepay, redeem or purchase debt; incur liens; make loans and investments; incur additional indebtedness; amend or otherwise alter debt and other material documents; make acquisitions and dispose of assets; transact with affiliates; and engage in businesses that are not related to the Company's existing business.

          In addition, the 2011 Credit Agreement contains a restrictive financial covenant which requires the Company to maintain a minimum Secured Leverage Ratio. This ratio is calculated as a relationship between the level of secured outstanding borrowings and Consolidated EBITDA. As further discussed in Note 17 Subsequent Events, in February 2014 the Company entered into Amendment No 2 to the 2011 Credit Agreement, which modified certain covenants and related definitions to amend the Secured Leverage Ratio financial covenant to only be applicable when the Company has more than 25% outstanding in borrowings or letters of credit under the revolving loan facility. The new covenant, when applicable, requires the Company to maintain a Secured Leverage Ratio of 4 to 1. The Company believes that it was in compliance with its debt covenants during the years ended December 2013, 2012, and 2011.

Leases

          The Company leases its office facilities under operating lease agreements that expire in various years through 2019 and records rent expense related to the leases on a straight-line basis over the term of the lease. Facilities rent expense was $20.7 million, $22.7 million, and $18.9 million, for the years ended December 31, 2013, 2012, and 2011, respectively.

          The Company's corporate headquarters in Raleigh, North Carolina contains approximately 65,000 square feet of space and the Company has a lease agreement for the location through February of 2019 with total payments of approximately $9.7 million over the life of the lease. The Company can exit the lease in February 2017, with payment of a $480,000 termination fee. The Company amended the lease in August 2011 and August 2013, to add an additional 22,100 square feet of space with additional payments of approximately $4.9 million over the life of the lease.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

4. Debt and Leases (Continued)

          Lease payments are subject to increases as specified in the lease agreements. Future minimum lease payments, by year and in the aggregate, under capital leases and non-cancelable operating leases as of December 31, 2013, are as follows (in thousands):

	Operating Leases	Capital Leases
2014	$22,247	$2,529
2015	19,250	270
2016	16,338	11
2017	13,355	—
2018	10,235	—
2019 and thereafter	3,464	—

Total minimum payments	$84,889	2,810

Less amounts representing interest		(246)

Present value of capital lease obligations		2,564
Less current portion		(2,292)

Capital lease obligations, less current portion		$272

          No particular lease obligations rank senior in right of payment to any other. The gross value of assets under capital leases at December 31, 2013 and 2012, was approximately $9.2 million and $8.8 million, respectively. These assets mainly consist of software and computer equipment and are included in property and equipment. The accumulated depreciation associated with these assets at December 31, 2013 and 2012, was approximately $6.2 million and $3.2 million, respectively. Depreciation of capital lease assets is included in depreciation and amortization expense in the consolidated statements of operations.

5. Derivatives

          In January 2011, the Company entered into two $62.5 million, 2.00%, three-month LIBOR interest rate cap agreements maturing January 31, 2013, to hedge the interest rate on the then existing 2010 Credit Agreement. The Company paid a premium of $0.2 million each to two banks to enter into these caps. The 2011 Credit Agreement required that the Company enter into and maintain for at least 30 months hedge agreements so that at least 50% of the term loans are subject to a fixed interest rate. In compliance with the 2011 Credit Agreement, in August 2011, the Company entered into a third $25.0 million, 1.50%, three-month LIBOR interest rate cap agreement with another bank maturing December 31, 2012, and a $150.0 million 1.50% three month LIBOR cap commencing on December 31, 2012, and maturing March 31, 2014. The Company paid a premium of $0.3 million for these caps, which is included in other assets on the consolidated balance sheets. The Company did not elect hedge accounting for these transactions.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

6. Fair Value Measurements

          At December 31, 2013 and 2012, the Company's financial instruments included cash and cash equivalents, restricted cash, accounts receivable, account payable and debt. The fair value of our cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate their respective carrying amounts based on the liquidity and short-term nature of these instruments.

          The fair value of the Company's long-term debt is determined based on market prices for identical or similar financial instruments or model-derived valuations based on observable inputs and falls under Level 2 of the fair value hierarchy as defined in the authoritative guidance. The estimated fair value of the Company's long-term debt was $634.5 million and $607.1 million at December 31, 2013 and 2012, respectively.

          The Company does not have any recurring fair value measurements. There were no transfers between Level 1, Level 2 or Level 3 during the years ended December 31, 2013 and 2012.

Non-Recurring Fair Value Measurements

          Certain assets, including goodwill and identifiable intangibles, are carried on the accompanying consolidated balance sheets at cost and are not remeasured to fair value on a recurring basis. These assets are tested for impairment annually and when a triggering event occurs. As of December 31, 2013 and 2012, assets carried on the balance sheet and not remeasured to fair value on a recurring basis totaling $794.4 million and $835.8 million, respectively.

          The fair value of these assets fall under Level 3 of the fair value hierarchy as defined in the authoritative guidance and the fair value is estimated as follows:

            Goodwill — At December 31, 2013 and 2012, the Company had recorded goodwill of $563.4 million and $565.1 million, respectively. Goodwill represents the difference between the purchase price and the fair value of the identifiable tangible and intangible net assets when an acquisition is accounted for using the purchase method. The Company performs quantitative goodwill impairment assessment on each reporting unit. The Company derives each reporting unit's fair value through a combination of the market approach (the guideline publicly traded company method) and the income approach (a discounted cash flow analysis). The Company then compares the carrying value of each reporting unit, inclusive of its assigned goodwill, to its fair value.

            If the carrying value of the net assets assigned to the reporting unit exceeds the estimated fair value of the reporting unit, the Company performs the second step of the impairment test to determine the implied estimated fair value of the reporting unit's goodwill. The Company determines the implied estimated fair value of goodwill by determining the present value of the estimated future cash flows for each reporting unit and comparing the reporting unit's risk profile and growth prospects to selected, reasonably similar publicly traded companies. During 2012, the Company recognized approximately $4.0 million of impairment related to goodwill (as discussed in Note 2).

            Finite-lived Intangible Assets — At December 31, 2013 and 2012, the Company had recorded finite-lived intangible assets of $196.1 million and $235.7 million, respectively. If a

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

6. Fair Value Measurements (Continued)

  triggering event occurs, the Company determines the estimated fair value of finite-lived intangible assets by determining the present value of the expected cash flows.

            Indefinite-lived Intangible Assets — At December 31, 2013 and 2012, the Company had recorded indefinite-lived intangible assets of $35.0 million and $35.0 million, respectively. When evaluating indefinite-lived intangible assets for impairment, the Company performs a quantitative impairment analysis. The Company determines the estimated fair value of the indefinite-lived intangible asset (trademark) by determining the present value of the estimated royalty payments on an after-tax basis that it would be required to pay the owner for the right to use such trade name. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized in an amount equal to the excess. No indication of impairment was identified during the Company's annual review.

7. Restructuring and Other Costs

2011 Realignment Plan

          During June 2011, the Company adopted the 2011 Realignment Plan to better align headcount and costs with the current geographic sources and mix of revenue. In connection with the 2011 Realignment Plan, the Company incurred $2.1 million in severance costs during the year ended December 31, 2011. This plan was completed as of September 30, 2011.

2011 Integration and Restructuring Plan

          In July 2011, after the closing of the Kendle Acquisition, the Company adopted a plan to restructure and integrate operations to reduce expenses and improve operating efficiencies principally through headcount reduction, elimination of redundant facilities and operating infrastructure. The plan was completed in 2013. Costs included in the restructuring plan were employee severance, office consolidation costs, and information technology, legal, consulting, and other administrative costs related to the integration of Kendle. For the year ended December 31, 2013, 2012, and 2011 the Company recorded total pre-tax charges of $2.1 million, $33.3 million, and $25.7 million, respectively.

2012 Realignment Plan

          In March 2012, the Company adopted a plan to better align headcount and costs with the current geographic sources and mix of revenue. The Company incurred $2.1 million in severance costs for the year ended December 31, 2012. All actions under this plan were completed by December 31, 2012.

2013 Realignment Plan

          In March 2013, the Company adopted a plan to better align headcount and costs with the current geographic sources and mix of revenue. The Company incurred $7.9 million in severance costs and $1.8 million of facility closure cost for the year ended December 31, 2013. Actions under this plan were substantially completed by December 31, 2013.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

7. Restructuring and Other Costs (Continued)

          The costs related to all plans are included in restructuring and other costs in the consolidated statements of operations. During the years ended December 31, 2013, 2012, and 2011 the Company made payments and provision adjustments for all plans as presented below (in thousands):

	Employee Severance Costs	Facility Closure Charges	Other Charges	Total
Balance at December 25, 2010	$—	$—	$—	$—
Expenses incurred	19,083	—	8,756	27,839
Payments made	(18,283)	—	(8,272)	(26,555)

Balance at December 31, 2011	800	—	484	1,284
Expenses incurred	13,274	13,903	8,203	35,380
Payments made	(11,501)	(7,238)	(7,836)	(26,575)

Balance at December 31, 2012	2,573	6,665	851	10,089
Expenses incurred	7,892	1,829	2,107	11,828
Payments made	(10,465)	(2,957)	(2,473)	(15,895)

Balance at December 31, 2013	$—	$5,537	$485	$6,022

8. Stockholders' Equity

Common Stock

          On August 16, 2012, the Company's Board of Directors approved amendments to the Company's certificate of incorporation that would, among other things, reflect a 1,000 to 1 stock split for Class A and Class B common stock as well as an increase the number of authorized shares to an aggregate of 2,000,000,050 shares of common stock consisting of 1,000,000,000 shares Class A common stock, 1,000,000,000 shares Class B and 50 shares of Class C common stock. Accordingly, all references to share and per share information in the consolidated financial statements and the accompanying notes to the consolidated financial statements have been adjusted to reflect the stock split for all periods presented. The par value per share of the common stock has not changed as a result of the stock split and remained at $0.01.

          At December 31, 2013, 2012, and 2011, there were 888,408,801, 887,798,801, and 887,136,001 shares issued comprised of 444,204,400, 443,899,400, and 443,568,000 shares of Class A common stock, 444,204,400, 443,899,400, and 443,568,000 shares of Class B common stock, respectively. At December 31, 2013, 2012, and 2011, there was 1 issued share of Class C common stock.

          At December 31, 2013, 2012, and 2011, there were 877,066,801, 878,928,801, and 882,674,001 shares outstanding comprised of 438,533,400, 439,464,400, and 441,337,000 shares of Class A common stock, 438,533,400, 439,464,400, and 441,337,000 shares of Class B common stock, respectively. At December 31, 2013, 2012, and 2011, there was 1 issued share of Class C common stock.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

8. Stockholders' Equity (Continued)

Voting Rights of the Common Stock

          Each share of Class A common stock is entitled to one vote on matters to be voted on by the stockholders of the Company. However, no share of Class A common stock is entitled to vote with respect to election of the directors of the Company.

          No share of Class B common stock is entitled to any vote on matters to be voted on by the stockholders of the Company. However each share of Class B common stock is entitled to one vote with respect to the election of the directors of the Company.

          No share of Class C common stock is entitled any vote on matters to be voted on by the stockholders of the Company unless such matter should adversely affect the rights and preferences of Class C common stock with respect to "Special Dividends" (discussed below) payable to the holders of Class C common stock. Should such a matter adversely affect the rights and preferences of Special Dividends payable to the holders of Class C common stock, the affirmative vote of the holders of the majority of Class C common stock is required.

Dividend Rights and Preferences of the Common Stock

          The holders of Class A common stock are entitled to dividends at such time and in such amounts as, if and when declared by the board of directors of the Company. However the holders of Class A common stock are not entitled to participate in any Special Dividends.

          The holders of Class B common stock are not entitled to dividends of any amount at any time.

          The holders of Class C common are entitled to receive a Special Dividend of up to $0.5 million annually paid ratably throughout the year. Special Dividends of $0.5 million were paid to the stockholder of the one share of Class C common stock issued and outstanding during each of the years ended December 31, 2013, 2012, and 2011, respectively. In addition, as a result of the Kendle Acquisition, as approved by the Board of Directors, an additional special dividend of $4.0 million was paid during the year ended December 31, 2011.

Liquidation Rights and Preferences of the Common Stock

          The holders of Class A common stock are entitled to participate on a pro rata basis in all distributions to the holders of Class A common stock upon the occurrence of the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, subsequent to the payment preference available to the holders of Class B common stock.

          The holders of Class B common stock are entitled to receive $0.00002 per share of Class B common stock, subject to adjustment for any stock splits, combinations or similar events, upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company. Such payment is in preference to any payments made to the holders of Class A common stock.

          The holders of Class C common stock are not entitled to participate in any distributions to the holders of any class of capital stock of the Company in any liquidation, dissolution or winding up of the Company. However the holders of Class C common stock are entitled to any accrued and

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

8. Stockholders' Equity (Continued)

unpaid Special Dividends prior to any amounts being paid in respect to any other class of capital stock of the Company.

9. Stock-Based Compensation

          On September 28, 2010, the Company established a new equity incentive plan called the INC Research Holdings, Inc., 2010 Equity Incentive Plan (the Plan). The purpose of the Plan is to attract, retain, and motivate officers, employees, and non-employee directors providing services to the Company and to promote the success of the Company's business by providing them with appropriate incentives and rewards either through a proprietary interest in the long-term success of the Company or compensation based on fulfilling their performance goals.

          On August 16, 2012, the Plan was amended and the amendment was effective as of the Plan's inception. The amendment arose from a 1,000 to 1 stock split and increased the number of common units, or options to grant, to 31,340,000. Each common unit includes one share of Class A common stock and one share of Class B common stock. The Company has given retroactive effect to prior period option and per option amounts in the consolidated financial statements for the effect of the stock split, such that prior periods are comparable to current period presentation.

          The Company has elected to use the Black-Scholes-Merton option-pricing model to determine the weighted average fair value of options granted. The Company has determined the volatility for options granted based on an analysis of reported data for a peer group of public companies that have issued stock options with substantially similar terms. The expected life of options granted by the Company has been determined based upon the "simplified" method as allowed by authoritative literature and represents the period of time that options granted are expected to be outstanding.

          The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of stock options. The Company has not paid and does not anticipate paying cash dividends on its shares of common stock; therefore, the expected dividend yield is assumed to be zero. The estimated length of life of an option is based on the midpoint between the vesting date and the end of the contractual term. The Company uses this estimate as the Company has not accumulated sufficient historical data to make a reasonable estimate of the expected life. Stock options awarded to employees under the Plan typically vest at a rate of 20% after each one year period following the anniversary of the award. Substantially all of the option awards under the Plan contain provisions to allocate half of the awards to vest on the employee's rendering service (time-based) and half to vest on the Company's achieving certain performance targets (performance-based). The performance targets are generally tied to achievement of certain levels of gross earnings before interest, taxes, depreciation and amortization (EBITDA) as defined within the Plan. Partial achievement of the award begins at 90% of the EBITDA targets identified within the Plan.

          Using historical data among other factors, the Company has applied an estimated forfeiture rate of 5.0% - 8.0% in determining the expense recorded in the Company's consolidated statements of operations.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

9. Stock-Based Compensation (Continued)

          The assumptions utilized to determine the Black-Scholes-Merton values are indicated in the following table for the year ended December 31:

	2013	2012	2011
Expected dividend yield	—	—	—
Expected volatility	36.0% – 42.8%	43.0%	42.5% – 50.0%
Risk-free interest rate	0.9% – 2.3%	0.9% – 1.5%	1.2% – 2.7%
Expected life (in years)	5.5 – 7.5	6.5	6.5

          As of December 31, 2013, 2012, and 2011, there was approximately $12.7 million, $11.3 million, and $10.5 million of unrecognized compensation expense, excluding expected forfeitures and assuming full achievement of performance-based conditions, to be recognized over a weighted average period of 2.9, 3.2, and 2.4 years, respectively. The options are exercisable for a period up to ten years after the date of grant and only after vesting of the underlying shares. During the years ended December 31, 2013 and 2012, 305,000 and 31,400 stock options were exercised for $307,500 and $31,400 with an intrinsic value and tax benefit both of $0.1 million and $0.1 million, respectively. No stock options were exercised during the year ended December 31, 2011.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

9. Stock-Based Compensation (Continued)

          A summary of the option activity under the Plan is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant-Date Fair Value	Weighted Average Remaining Contractual Life (In Years)
Outstanding at December 31, 2010	23,097,000	$1.00	$0.46	7.46
Granted	8,158,000	1.12	0.55
Forfeited	(5,593,600)	1.00	0.46

Outstanding at December 31, 2011	25,661,400	1.04	0.49	8.96
Granted	5,349,000	1.25	0.54
Exercised	(31,400)	1.00	0.46
Forfeited	(1,004,800)	1.02	0.46
Expired	(313,400)	1.00	0.46

Outstanding at December 31, 2012	29,660,800	1.08	0.50	8.63
Granted	6,580,000	1.22	0.53
Exercised	(305,000)	1.01	0.49
Forfeited	(10,860,800)	1.01	0.48
Expired	(911,600)	1.01	0.46

Outstanding at December 31, 2013	24,163,400	1.15	0.53	8.46

Vested and exercisable at December 31, 2013	7,141,200	$1.09	$0.52	7.11

Vested and exercisable at December 31, 2012	4,177,600	$1.02	$0.48	7.84

Vested and exercisable at December 31, 2011	1,893,500	$1.00	$0.46	7.67

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

9. Stock-Based Compensation (Continued)

Options	Number of Options	Weighted-Average Grant-Date Fair Value per Option
Nonvested at December 31, 2010	23,097,000	$0.46
Vested during 2011	1,893,500	0.46
Nonvested at December 31, 2011	23,767,900	0.49
Vested during 2012	2,628,900	0.54
Nonvested at December 31, 2012	25,483,200	0.50
Vested during 2013	4,180,200	0.54
Nonvested at December 31, 2013	17,022,200	0.53

          All stock-based compensation expense associated with stock options is recorded as follows for the year ended December 31 (in thousands):

	2013	2012	2011
Direct Costs	$1,032	$570	$331
Selling, general, and administrative	1,387	678	845

Total stock based compensation expense	$2,419	$1,248	$1,176

2013 Options Modification

          On August 5, 2013, the Board of Directors unanimously adopted a resolution to adjust the EBITDA targets for all options granted and still outstanding under the 2010 Equity Incentive Plan and Nonqualified Stock Option Award Agreements. The terms of all options with performance-based conditions were revised to set a new vesting schedule and include downward revision of EBITDA targets for years 2013 to 2017. This modification in terms of the awards resulted in Type III Improbable-to-Probable modification, where the expectation that the award will ultimately vest changes from improbable to probable. In total, stock option awards held by 37 current employees to purchase in aggregate 9,146,500 shares of common stock were modified.

          According to the authoritative guidance for stock-based compensation, under these circumstances a company should recognize additional compensation cost in the amount of the incremental fair value of the modified award. Because none of the options from the original unvested award were expected to vest, the compensation expense related to these options was zero prior to the modification, and no compensation expense was previously recognized with respect to the original performance-based awards. Therefore, the incremental fair value of the modified awards represents the total cumulative compensation cost that the company will recognize and is equal to the full fair value of the modified awards. Because of the 2013 modification of performance-based awards, the Company incurred approximately $1.1 million of incremental compensation expense in 2013.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

10. Income Taxes

          The components of loss before provision for income taxes are as follows for the year ended December 31, (in thousands):

	2013	2012	2011
Domestic	$(76,664)	$(114,667)	$(112,469)
Foreign	45,984	19,809	18,311

Pretax loss	$(30,680)	$(94,858)	$(94,158)

	2013	2012	2011
Federal income taxes:
Current	$199	$145	$(13)
Deferred	3,090	(36,127)	(32,829)
Foreign income taxes:
Current	6,627	9,206	1,910
Deferred	1,604	(5,214)	140
State income taxes:
Current	377	100	—
Deferred	(1,048)	(3,854)	(3,819)

Provision for income tax expense (benefit)	$10,849	$(35,744)	$(34,611)

          The differences in the income tax benefit and income tax expense computed using the Federal statutory income tax rates for the year ended December 31 are as follows:

	2013	2012	2011
U.S. income tax (benefit) at statutory rate	$(10,738)	$(33,210)	$(32,955)
Impact of foreign deemed dividend	—	7,067	8,921
U.S. taxes recorded on previous foreign earnings	13,909	—	—
Increase in valuation allowance	14,913	976	319
Foreign branch earnings	536	(1,011)	—
Tax credits	(1,824)	(2,072)	(4,009)
Income not subject to taxation	(1,308)	(3,136)	(271)
Deferred tax impact due to rate change	—	—	(3,527)
State and local taxes, net of federal benefit	(2,363)	(3,480)	(2,839)
Capitalized transaction costs	—	—	1,222
Impact of foreign rate differential	(3,938)	(709)	(1,342)
Increase in reserve for uncertain tax positions	2,125	2,506	467
Provision to tax return reconciliation adjustment	(512)	(4,539)	(1,050)
Goodwill impairment	—	1,400	—
Other, net	49	464	453

	$10,849	$(35,744)	$(34,611)

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

10. Income Taxes (Continued)

          Prior to December 2013, the Company had considered all of its undistributed earnings of its foreign subsidiaries to be indefinitely reinvested. Accordingly, no deferred taxes were recorded for the difference between the financial and tax basis investment in foreign subsidiaries. Management reevaluated this assertion during 2013. As of December 2013, management intends to repatriate a portion of accumulated earnings of its foreign subsidiaries to meet certain cash requirements in the U.S. Accordingly, the Company recorded tax expense of $13.9 million in the year ended December 31, 2013. Management continues to assert that all undistributed foreign earnings prior to December 31, 2012, remain permanently reinvested to support future growth in foreign markets and to maintain current operating needs of foreign locations. As a result of this change in assertion, the Company recorded a deferred tax liability of $7.7 million, which represents the amount of U.S. and withholding taxes due as a result of the repatriation and is included in the deferred income taxes in the long-term liabilities section of the consolidated Balance Sheet. The portion of undistributed earnings that remains permanently reinvested would create additional U.S. taxable income if these earnings were distributed to the U.S. in the form of dividends, or otherwise. Depending on the tax position in the year of repatriation, the Company may have to pay additional U.S. income taxes. Withholding taxes may also apply to the repatriated earnings.

          At December 31, 2013, approximately $93.9 million in foreign subsidiaries' undistributed earnings are considered indefinitely reinvested outside the U.S. The earnings of these subsidiaries are not required as a source of funding for U.S. operations, and such earnings are not planned to be distributed to the U.S. in the foreseeable future. Determination of the amount of unrecognized income tax liability related to these permanently reinvested and undistributed foreign subsidiary earnings is currently not practicable.

          For the year ended December 31, 2013, the valuation allowance on deferred tax assets increased by $14.3 million. The valuation allowance increased primarily due to changes in management's judgment concerning the need for valuation allowances related to deferred tax assets for future deductible temporary differences and tax attribute carryovers in the U.S. Recent years' cumulative losses incurred in the U.S. provides significant objective negative evidence in the evaluation of whether the U.S. entity will generate sufficient taxable income to realize the tax benefits of the deferred tax assets. This negative evidence carries greater weight than the more subjective positive evidence of favorable future projected income in the assessment of whether realization of the tax benefits of the deferred tax assets is more likely than not. Based on the weight of presently objectively verifiable positive and negative evidence, it is management's judgment that realization of the tax benefits of the deferred tax assets is less than the "more likely than not" standard.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

10. Income Taxes (Continued)

          The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31 are as follows (in thousands):

	2013	2012
Deferred tax assets:
Net operating losses	$102,671	$106,241
Tax credits	13,305	13,573
Deferred revenue	4,644	1,768
Foreign exchange	5,223	3,932
Postretirement and other benefits	6,748	2,870
Allowance for doubtful accounts	490	2,042
Deferred rent	938	1,511
Accrued liabilities	7,656	2,002
Other	207	291

Total deferred tax assets	141,882	134,230
Less: valuation allowance	(62,450)	(48,111)

Net deferred tax assets	79,432	86,119
Deferred tax liability:
Undistributed foreign earnings	(7,729)	—
Depreciation and amortization	(83,446)	(94,216)

Total deferred tax liability	(91,175)	(94,216)

Net deferred tax liability	$(11,743)	$(8,097)

          As of December 31, 2013 and 2012, the Company had U.S. Federal net operating loss (NOL) carryforwards of approximately $191.4 million and $191.5 million, respectively. Based on current estimates, approximately $5.3 million of U.S. Federal NOL carryforwards are subject to limitation under Internal Revenue Code (IRC) §382 and will expire unused. In addition, as a result of the Kendle Acquisition, approximately $76.6 million in NOL carryforwards are subject to an annual §382 base limitation of $7.7 million. The limitation is not expected to impact the realization of the deferred tax assets associated with these NOLs. The U.S. Federal NOL carryforwards begin to expire in 2018. As of December 31, 2013 and 2012, the Company has state NOL carryforwards of approximately $239.2 million and $215.0 million, respectively, a portion of which will expire annually.

          The Company also has foreign NOL carryforwards of $113.2 million and $100.2 million as of December 31, 2013 and 2012, respectively. A valuation allowance has been established for jurisdictions where the future benefit is uncertain. At December 31, 2013 and 2012, the valuation allowance totaled $111.9 million and $100.5 million, respectively.

          The Company recognizes a tax benefit from any uncertain tax positions only if they are more likely than not to be sustained upon examination based on the technical merits of the position. The amount of the accrual for which an exposure exists is measured as the largest amount of benefit determined on a cumulative probability basis that the Company believes is more likely than not to be realized upon ultimate settlement of the position. Components of the reserve are classified as

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

10. Income Taxes (Continued)

either a current or long-term liability in the consolidated balance sheet based on when the Company expects each of the items to be settled.

          The Company had gross unrecognized tax benefits of approximately $23.7 million and $22.5 million as of December 31, 2013 and 2012, respectively. If the current gross unrecognized tax benefits were recognized, the result would be an increase in the Company's income tax expense of $13.5 million and $11.2 million, respectively. These amounts are net of accrued interest and penalties relating to unrecognized tax benefits of approximately $1.9 million and $0.8 million, respectively.

          The Company's policy is to provide for interest and penalties related to unrecognized tax benefit within the income tax expense line item in the consolidated statements of operation. The amount of interest and penalties recorded as an addition to income tax expense was $1.1 million, $0.2 million, and $0.1 million for the years ended December 31, 2013, 2012, and 2011, respectively.

          The Company believes it is reasonably possible that a decrease of up to $1.1 million in unrecognized income tax benefits for foreign items may be necessary within the next 12 months due to lapse of statutes of limitations or uncertain tax positions being effectively settled. For the remaining uncertain income tax positions, it is difficult at this time to estimate the timing of resolution. The following table shows the reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding accrued interest (in thousands):

Gross tax liability at December 25, 2010	$816
Statute closures	(452)
Additions for tax positions of current year	786
Additions for tax positions of prior years	21,165

Gross tax liability at December 31, 2011	22,315
Statute closures	(78)
Additions for tax positions of current year	2,564
Additions for tax positions of prior years	1,073
Reductions for tax positions of prior years	(3,356)

Gross tax liability at December 31, 2012	22,518
Statute closures	(78)
Additions for tax positions of prior years	1,250

Gross tax liability at December 31, 2013	$23,690

          Due to the geographic breadth of the Company's operations, numerous tax audits may be ongoing throughout the world at any point in time. Income tax liabilities are recorded based on estimates of additional income taxes which will be due upon the conclusion of these audits. Estimates of these income tax liabilities are made based upon prior experience and are updated in light of changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates. In such an event, the Company will record additional income tax expense or benefit in the period in which such resolution occurs.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

10. Income Taxes (Continued)

          The Company remains subject to audit by the IRS back to 1999 due to NOL carryforwards. The Company is subject to audit by various state taxing jurisdictions generally for the years 2007 to 2009, and in some cases longer due to NOL carryforwards. The Company's tax filings are open to investigation from 2008 forward in the United Kingdom, which is the jurisdiction of the Company's largest foreign operation.

11. Employee Benefit Plan

          The Company provides a 401(k) defined contribution plan that covers substantially all employees in the United States that meet minimum age requirements (INC Plan). Kendle provided a similar plan that was in existence through December 31, 2011 (Kendle Plan). The Kendle Plan was terminated December 31, 2011, and the assets were transferred to the INC Plan.

          For the years ended December 31, 2013, 2012, and 2011, the Company matched 50% of the employees' contribution up to 6% of the employees' wages for the INC plan. For the year ended December 31, 2011, the Company matched 50% of the employees' contribution up to 6% of the employees' wages for the Kendle Plan. Total contributions for the years ended December 31, 2013, 2012 and 2011 to the Plans were $3.6 million, $2.5 million, and $2.5 million, respectively. The cost is recorded in direct costs and selling, general and administrative line items in the consolidated statements of operations.

12. Earnings Per Share

          The following table provides a reconciliation of the numerators and denominators of the basic and diluted loss per share computations for the years ended December 31, 2013, 2012, and 2011 (in thousands, except per share data):

	Net Loss (Numerator)	Number of Shares (Denominator)	Per Share Amount
For the year ended December 31, 2013
Basic net loss per share	$(42,029)	439,511	$(0.10)
Effect of dilutive securities	—	—	—

Diluted net loss per share	$(42,029)	439,511	$(0.10)

For the year ended December 31, 2012
Basic net loss per share	$(59,614)	441,115	$(0.14)
Effect of dilutive securities	—	—	—

Diluted net loss per share	$(59,614)	441,115	$(0.14)

For the year ended December 31, 2011
Basic net loss per share	$(64,047)	370,742	$(0.17)
Effect of dilutive securities	—	—	—

Diluted net loss per share	$(64,047)	370,742	$(0.17)

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

12. Earnings Per Share (Continued)

          The computation of diluted loss per share excludes unexercised stock options that are anti-dilutive. The following common stock equivalents were excluded from the earnings per share computation, as their inclusion would have been anti-dilutive:

	For the Years Ended December 31,
	2013	2012	2011
	(Thousands)
Weighted average number of stock options calculated using the treasury stock method that were excluded due to the exercise price exceeding the average market price of our common stock during the period	11,137	7,060	12,440
Weighted average number of stock options calculated using the treasury stock method that were excluded due to the reporting of a net loss for the period	202	280	97

Total common stock equivalents excluded from diluted net loss per share computation	11,339	7,340	12,537

          There were no transactions subsequent to December 31, 2013 that materially change the number of shares in the basic or diluted loss per share computations.

Unaudited Pro Forma Earnings Per Share

          Unaudited pro forma net loss per Class A common share has been adjusted to give effect to (i) the number of shares whose proceeds are deemed to be necessary to pay the dividend amount that is in excess of 2013 earnings, (ii) the number of shares issued in the offering used to repay the 2011 Notes, (iii) a decrease in interest expense to reflect the repayment of the 2011 Notes as if they had been repaid at the beginning of the period and (iv) an increase to interest expense as if the additional borrowings under the 2011 Credit Facility used to repay the 2011 Notes had occurred as of the beginning of the period.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

12. Earnings Per Share (Continued)

          The following presents the computation of unaudited pro forma net loss attributable to Class A common stock and unaudited pro forma loss per Class A common share for the year ended December 31, 2013 (in thousands except per share amounts):

Net loss attributable to Class A stockholders	$(42,029)
Pro forma adjustment for interest expense, net of tax(a)

Pro forma net income	$—

Common shares used in computing basic and diluted income per Class A common share	439,511
Total pro forma common share adjustment(b)

Basic and diluted pro forma weighted average common shares outstanding	—

Basic and diluted pro forma earnings per share	$—

(a)
These adjustments reflect the elimination of the historical interest expense and amortization of debt issuance costs, as well as the incurrence of interest expense related to the incremental term loans under our 2011 Credit Agreement, after reflecting the pro forma effect of the refinancing as follows:

Year ended December 31, 2013
	Interest Expense	Amortization of Debt Issue Costs	Tax Effect	Total
Senior notes				$—
Term loans				—

	$—	$—	$—	$—

    The pro forma adjustments are not tax affected as the impact amounts would have been offset by the release of deferred tax asset valuation allowances.

    (b)
    Adjustments for common shares as follows:

Dividends paid in excess of earnings in the past twelve months	$
Offering price per common share

Common shares assumed issued to pay dividends in excess of earnings		—

Indebtedness to be repaid with proceeds from this offering	$
Offering price per common share

Common shares assumed issued to repay Notes		—

Total common shares assume to be issued		—

13. Segment Information

          The Company is managed through three reportable segments: Clinical Development Services, Phase I Services, and Global Consulting. Clinical Development Services offers a variety of select and stand-alone clinical development services as well as full-service global studies, along with ancillary services such as clinical monitoring, investigator recruitment, patient recruitment, data management and study reports to assist customers with their drug development process. Phase I Services focuses on clinical development services for Phase I trials that include scientific exploratory medicine, first-in-human studies through proof-of-concept stages and support for

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

13. Segment Information (Continued)

Phase I studies in established compounds. Global Consulting provides consulting services regarding clinical trial regulatory affairs, regulatory consulting services, quality assurance audits and pharmacovigilance consulting, non-clinical consulting and medical writing consulting.

          The Company's CODM reviews segment performance and allocates resources based upon segment revenue and segment contribution margin. The Company's CODM does not review inter-segment revenue when evaluating segment performance and allocating resources to each segment. Thus, inter-segment revenue is not included in the segment revenues presented in the table below. As such, total segment revenue in the table below is equal to the Company's consolidated net service revenue. All direct costs are allocated to the Company's segments, and as such, segment total direct costs are equal to the Company's consolidated direct costs and consolidated gross

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

13. Segment Information (Continued)

margin. Revenue, direct costs, and contribution margin for each of our segments are as follows (in thousands):

	Years Ended December 31,
	2013	2012	2011
Revenue:
Clinical Development Services	$620,880	$552,826	$426,062
Phase I Services	23,307	21,599	10,108
Global Consulting	8,231	4,720	835

Segment revenue	652,418	579,145	437,005
Reimbursable out-of-pocket expenses not allocated to segments	342,672	289,455	218,981

Total revenue	$995,090	$868,600	$655,986

Direct costs:
Clinical Development Services	$416,533	$373,059	$271,066
Phase I Services	14,039	15,010	9,489
Global Consulting	6,116	3,976	1,255

Segment direct costs	436,688	392,045	281,810
Reimbursable out-of-pocket expenses not allocated to segments	342,672	289,455	218,981

Direct costs and reimbursable out-of-pocket expenses	$779,360	$681,500	$500,791

Segment contribution margin:
Clinical Development Services	$204,347	$179,767	$154,996
Phase I Services	9,268	6,589	619
Global Consulting	2,115	744	(420)

Segment contribution margin	215,730	187,100	155,195
Less expenses not allocated to segments:
Selling general and administrative	113,463	106,439	93,093
Restructuring and other costs	11,828	35,380	27,839
Transaction expenses	508	—	10,322
Goodwill impairment	—	4,000	—
Depreciation and amortization	58,473	78,811	64,136

Consolidated income (loss) from operations	$31,458	$(37,530)	$(40,195)

14. Operations by Geographic Location

          The Company conducts operations in North America, Europe, Middle East and Africa, Asia-Pacific and Latin America through wholly-owned subsidiaries and representative sales offices. The Company attributes net service revenues to geographical locations based upon the location of the customer (i.e., the location of where the Company invoices the end customer). The following

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

14. Operations by Geographic Location (Continued)

table summarizes total revenue by geographic area (amounts in thousands and all intercompany transactions have been eliminated):

	December 31, 2013	December 31, 2012	December 31, 2011
Net service revenues:
North America(1)	$477,303	$425,364	$287,011
Europe, Middle East and Africa(2)	160,156	138,858	133,313
Asia-Pacific	14,567	14,260	16,403
Latin America	392	663	278

Total net service revenue	652,418	579,145	437,005
Reimbursable-out-of-pocket expenses	342,672	289,455	218,981

Total revenue	$995,090	$868,600	$655,986

(1)
North America net service revenues include revenue attributable to the U.S. of $468.6 million, $418.2 million, and $286.7 million, or 72%, 72%, and 66% of net service revenues, for the years ended December 31, 2013, 2012, and 2011, respectively. No other countries in this region represented more than 10% of net service revenue for any period.

(2)
Europe, Middle East and Africa net service revenues include revenue attributable to Germany of $49.6 million, or 11% of net service revenues in 2011. No other countries in this region represented more than 10% of net service revenue for any period.

          The following table summarizes long-lived assets by geographic area (amounts in thousands and all intercompany transactions have been eliminated):

	December 31, 2013	December 31, 2012
Total property and equipment, net:
North America	$27,413	$28,622
Europe, Middle East and Africa	10,054	9,684
Asia-Pacific	1,098	1,408
Latin America	2,382	2,482

Total property and equipment, net	$40,947	$42,196

15. Related-Party Transactions

          The Company has an agreement with a significant stockholder for the stockholder to perform certain consulting services. The Company recognized $0.7 million, $0.6 million, and $4.6 million of consulting service expense for the years ended December 31, 2013, 2012, and 2011, respectively.

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

15. Related-Party Transactions (Continued)

For the year ended December 31, 2011, this amount includes $4.0 million in transaction expenses. There were no transaction expenses for the years ended December 31, 2013 and 2012.

          The Company recorded net service revenue of $0.4 million and $0.7 million in the years ended December 31, 2013 and 2012, respectively, from a customer who has a significant stockholder who is also a significant stockholder of the Company.

16. Commitments and Contingencies

          The Company records accruals for claims, suits, investigations and proceedings when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews claims, suits, investigations and proceedings at least quarterly and records or adjusts accruals related to such matters to reflect the impact and status of any settlements, rulings, advice of counsel or other information pertinent to a particular matter.

          Legal costs associated with contingencies are charged to expense as incurred. The Company is party to legal proceedings incidental to its business. While the outcome of these matters could differ from management's expectations, the Company does not believe the resolution of these matters has a reasonable possibility of having a material adverse effect to the Company's financial statements.

          In the normal course of business, the Company periodically becomes involved in various claims and lawsuits that are incidental to our business. While the outcome of these matters could differ from management's expectations, the Company does not believe the resolution of these matters will have a material effect upon the Company's financial statements.

          The Company currently maintains insurance for risks associated with the operation of its business, provision of professional services and ownership of property. These policies provide coverage for a variety of potential losses, including loss or damage to property, bodily injury, general commercial liability, professional errors and omissions, and medical malpractice. The Company's per employee retentions and deductibles associated with these insurance policies are $0.25 million per claim, $1.0 million aggregate.

          The Company is self-insured for health insurance for the majority of its employees located within the United States, but maintains stop-loss insurance on a "claims made" basis for expenses in excess of $0.2 million per member per year.

17. Subsequent Events

Amendment of 2011 Credit Agreement

          On February 19, 2014, the Company entered into Amendment No. 2 (Amendment No. 2) to the 2011 Credit Agreement. Pursuant to Amendment No. 2, the Company reduced the applicable margins under the revolving loan facility to 3.25% for Eurodollar loans, to 2.25% for base rate loans and reduced the applicable margins under the term loan facility to 3.25% for Eurodollar loans and to 2.25% for base rate loans, in each case subject to further reductions based upon a pricing grid. Further, Amendment No. 2 reduced the LIBOR floor from 1.25% to 1.0%. In addition, Amendment No. 2 modified certain covenants and related definitions to amend the Secured Leverage Ratio

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

17. Subsequent Events (Continued)

financial covenant to a "springing covenant" that is only applicable when the Company has more than 25% outstanding in borrowings or letters of credit under the revolving loan facility. The new springing covenant, when applicable, requires the Company to maintain a Secured Leverage Ratio of 4 to 1, as defined in Amendment No. 2.

          It also added a permitted receivables facility and provided for a prepayment premium of 1% applicable to any prepayment of term loans that is made in connection with a re-pricing transaction that occurs on or prior to the six month anniversary of the date of Amendment No. 2.

Acquisition of MEK Consulting

          On March 5, 2014, the Company acquired stock and assets of MEK Consulting Egypt Ltd., MEK Consulting Danismanlik Ltd. Sti., MEK Consulting Hellas EPE, and MEK Consulting SARL, a full-service CRO with operations in Egypt, Greece, Jordan, Lebanon, and Turkey. The aggregate purchase price for the acquisition totaled $6.0 million, which consisted of (i) $3.0 million cash, of which $0.5 million will be placed in escrow for a one year period following the closing date for the satisfaction of potential indemnification claims, (ii) $1.0 million contingent consideration, payable, if earned, during one year period following the closing date, and (iii) $2.0 million retention payments to certain key employees that will be accounted for as compensation expense and expensed as earned during the three year period following the closing date.

18. Quarterly Results of Operations — Unaudited

          The following is a summary of the Company's consolidated quarterly results of operations for each of the fiscal years ended December 31, 2013 and December 31, 2012 (in thousands, except per share data):

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Net service revenue	$141,607	$141,981	$143,443	$152,114
Loss from operations(1)(2)	(18,358)	(8,260)	(9,293)	(1,619)
Net loss	(19,667)	(13,792)	(11,736)	(13,919)
Class C common stock dividends	125	125	125	125
Net loss attributable to Class A common stockholders	$(19,792)	$(13,917)	$(11,861)	$(14,044)
Basic and diluted net loss per share attributable to Class A common stockholders	$(0.04)	$(0.03)	$(0.03)	$(0.03)

INC Research Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2013

18. Quarterly Results of Operations — Unaudited (Continued)

	Three Months Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Net service revenue	$149,743	$159,202	$169,108	$174,365
Income from operations(1)	370	4,786	15,021	11,281
Net loss	(16,746)	(10,634)	(1,170)	(12,979)
Class C common stock dividends	125	125	125	125
Net loss attributable to Class A common stockholders	$(16,871)	$(10,759)	$(1,295)	$(13,104)
Basic and diluted net loss per share attributable to Class A common stockholders	$(0.04)	$(0.02)	$—	$(0.03)

(1)
Transaction expenses for the three months ended March 31, 2013 and December 2013 were $0.4 million and $0.2 million, respectively. There were no transaction expenses for year ended December 31, 2012, as well as the three months ended June 30, 2013 and September 30, 2013. Transaction expenses include legal fees associated with debt refinancing and expenses for acquisition-related activities. Restructuring charges for the three months ended March 31, 2012, June 30, 2012, September 30, 2012 and December 2012 were $12.9 million, $6.8 million, $9.5 million and $6.1 million, respectively. Restructuring charges for the three months ended March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013 were $2.4 million, $4.8 million, $3.1 million and $1.6 million, respectively.

(2)
Goodwill impairment charges were $4.0 million for the three months ended December 31, 2012 for the Phase I Services reporting unit.

INC Research Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	Three Months Ended March 31,
	2014	2013
Net service revenue	$184,700	$149,743
Reimbursable out-of-pocket expenses	82,077	78,226

Total revenue	266,777	227,969

Direct costs	122,723	105,589
Reimbursable out-of-pocket expenses	82,077	78,226
Selling, general and administrative	30,226	26,782
Restructuring and other costs	758	2,367
Transaction expenses	2,042	354
Depreciation and amortization	14,371	14,281

Total operating expenses	252,197	227,599

Income from operations	14,580	370

Other income (expense), net:
Interest income	182	52
Interest expense	(16,083)	(14,869)
Other income (expense), net	1,378	(1,035)

Total other expense, net	(14,523)	(15,852)

Income (loss) before provision for income taxes	57	(15,482)
Income tax expense	(1,609)	(1,264)

Net loss	(1,552)	(16,746)
Class C common stock dividends	125	125

Net loss attributable to Class A common stockholders	$(1,677)	$(16,871)

Basic and diluted net loss per share attributable to Class A common stockholders	$0.00	$(0.04)
Basic and diluted weighted average Class A common shares outstanding	438,533	439,469
Basic and diluted unaudited pro forma net income per common share (see Note 8)
Basic and diluted unaudited pro forma weighted average common shares outstanding (see Note 8)

See accompanying notes.

INC Research Holdings, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Loss

(Amounts in thousands)

	Three Months Ended March 31,
	2014	2013
Net loss	$(1,552)	$(16,746)
Foreign currency translation adjustments, net of tax benefit of $979 and $0, respectively	(1,601)	(115)

Comprehensive loss	$(3,153)	$(16,861)

See accompanying notes.

INC Research Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$114,159	$96,972
Restricted cash	569	569
Accounts receivable:
Billed, net	118,219	129,628
Unbilled	99,219	99,207
Current portion of deferred income taxes	14,687	14,378
Prepaid expenses and other current assets	35,080	35,428

Total current assets	381,933	376,182
Property and equipment, net	38,839	40,947
Goodwill	566,883	563,365
Intangible assets, net	223,621	231,051
Deferred income taxes, less current portion	3,319	3,780
Other long-term assets	15,030	17,786

Total assets	$1,229,625	$1,233,111

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$8,748	$9,594
Accrued liabilities	85,599	94,221
Deferred revenue	219,484	207,188
Current portion of long-term debt	—	4,713
Current portion of capital lease obligations	1,986	2,292

Total current liabilities	315,817	318,008
Long-term debt, less current portion	587,265	587,202
Capital lease obligations, less current portion	333	272
Deferred income taxes	29,288	29,233
Other long-term liabilities	23,462	22,189

Total liabilities	956,165	956,904
Commitments and contingencies
Stockholders' equity:
Common stock:
2,000,000,050 shares authorized, $0.01 par value, 888,408,801 shares issued, 877,066,801 shares outstanding at March 31, 2014 and December 31, 2013, respectively	8,884	8,884
Additional paid-in capital	473,277	472,746
Treasury stock, at cost	(6,751)	(6,751)
Accumulated other comprehensive loss	(11,442)	(9,841)
Accumulated deficit	(190,508)	(188,831)

Total stockholders' equity	273,460	276,207

Total liabilities and stockholders' equity	$1,229,625	$1,233,111

See accompanying notes.

INC Research Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Three Months Ended March 31,
	2014	2013
Operating activities
Net loss	$(1,552)	$(16,746)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	14,371	14,281
Amortization of capitalized loan fees	2,944	1,334
Stock-based compensation	531	355
Allowance for doubtful accounts	566	633
Deferred income taxes	513	(371)
Foreign currency adjustments	(2,328)	1,735
Loss on asset disposals	9	5
Changes in operating assets and liabilities:
Restricted cash	—	(298)
Accounts receivable and unbilled	12,176	(22,163)
Accounts payable and accrued expenses	(10,705)	6,072
Deferred revenue	11,942	687
Other current assets and liabilities	2,743	(3,230)

Net cash provided by (used in) operating activities	31,210	(17,706)
Investing activities
Acquisition of business, net of cash acquired	(2,302)	—
Purchase of property and equipment	(4,624)	(3,703)

Net cash used in investing activities	(6,926)	(3,703)
Financing activities
Proceeds from refinancing of long-term debt	—	2,835
Payments on long-term debt	(5,453)	(750)
Principal payments toward capital lease obligations	(813)	(789)
Proceeds from the exercise of stock options	—	13
Dividends paid	(125)	(125)

Net cash (used in) provided by financing activities	(6,391)	1,184
Effect of exchange rate changes on cash and cash equivalents	(706)	(728)

Net change in cash and cash equivalents	17,187	(20,953)
Cash and cash equivalents at the beginning of the period	96,972	81,363

Cash and cash equivalents at the end of the period	$114,159	$60,410

See accompanying notes.

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

March 31, 2014

1. Basis of Presentation and Changes in Significant Accounting Policies

Principal Business

          The Company is a Contract Research Organization (CRO) providing a comprehensive range of clinical development services for the biopharmaceutical and medical device industries to its customers across various therapeutic areas. The international infrastructure of the Company's development business enables it to conduct Phase I to Phase IV clinical trials globally to pharmaceutical and biotechnology companies.

Organization

          On August 13, 2010, INC Research Holdings, Inc. (the Company, Parent or Holdings) was incorporated in the state of Delaware for the purpose of acquiring the outstanding equity of INC Research, Inc. through INC Research Intermediate, LLC, a wholly-owned subsidiary of INC Research Holdings, Inc. The Company's investment in INC Research Intermediate, LLC (Intermediate) is represented by a 100% membership interest.

Principles of Consolidation

          The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), and include the accounts and results of operations of the Company and its controlled subsidiaries. All intercompany balances and transactions are eliminated. The equity method of accounting is used for investments for which the company does not have control but exercises significant influence.

Use of Estimates

          The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses during the period, as well as disclosures of contingent assets and liabilities at the date of the financial statements. The Company evaluates its estimates on an ongoing basis, including those related to revenue recognition, stock-based compensation, valuation of goodwill and identifiable intangibles, tax related contingencies and valuation allowances, allowance for doubtful accounts, litigation contingencies, among others. These estimates are based on the information available to management at the time these estimates, judgments, and assumptions are made. Actual results may differ significantly from these estimates.

Recently Issued Accounting Standards

          On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will eliminate transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

1. Basis of Presentation and Changes in Significant Accounting Policies (Continued)

reporting periods beginning after December 15, 2016, and early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

2. Financial Statement Details

Accounts Receivable Billed, net

          Accounts receivable, net of allowance for doubtful accounts, consisted of the following at March 31, 2014 and December 31 2013 (in thousands):

	2014	2013
Accounts receivable, billed	$120,169	$131,012
Less allowance for doubtful accounts	(1,950)	(1,384)

Accounts receivable billed, net	$118,219	$129,628

Goodwill

          Changes to goodwill consist of the following (in thousands):

	Total	Clinical Development Services	Phase I Services	Global Consulting
Balance at December 31, 2013	$563,365	$539,942	$4,142	$19,281
Acquisition of MEK Consulting	3,091	3,091	—	—
Impact of foreign currency translation	427	427	—	—

Balance at March 31, 2014	$566,883	$543,460	$4,142	$19,281

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

2. Financial Statement Details (Continued)

Accrued Liabilities and Other Long-Term Liabilities

          Accrued liabilities consisted of the following at March 31, 2014 and December 31, 2013 (in thousands):

	2014	2013
Compensation, including bonuses, fringe benefits, and payroll taxes	$41,935	$42,043
Accrued interest	9,042	19,851
Accrued taxes	6,179	4,641
Accrued rebates to customers	5,073	5,283
Accrued professional fees	6,968	6,835
Accrued restructuring costs, current portion	1,816	2,094
Contingent consideration payable on acquisitions	1,000	—
Other liabilities	13,586	13,474

Total accrued liabilities	$85,599	$94,221

          Other long-term liabilities consisted of the following at March 31, 2014 and December 31, 2013 (in thousands):

	2014	2013
Uncertain tax positions	$12,911	$13,495
Accrued restructuring costs, less current portion	3,712	3,928
Other liabilities	6,839	4,766

Total other long-term liabilities	$23,462	$22,189

Other Income (Expense), Net

          Other income (expense), net consisted of the following at March 31 (in thousands):

	2014	2013
Foreign currency gain (loss)	$1,238	$(1,123)
Other, net	140	88

Total other income (expense), net	$1,378	$(1,035)

3. Business Combinations

MEK Consulting

          On March 5, 2014, the Company acquired stock and assets of MEK Consulting, consisting of Consulting Egypt Ltd., MEK Consulting Danismanlik Ltd. Sti., MEK Consulting Hellas EPE, and MEK Consulting SARL (MEK Consulting), collectively referred to as MEK. MEK is a full service CRO with operations in Egypt, Greece, Jordan, Lebanon, and Turkey. The aggregate purchase price for the

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

3. Business Combinations (Continued)

acquisition totaled $6.0 million, which consisted of (i) $3.0 million cash, of which $0.5 million will be placed in escrow for one year period following the closing date for the satisfaction of potential indemnification claims, (ii) $1.0 million contingent consideration, payable, if earned, during one year period following the closing date, and (iii) $2.0 million retention payments to certain key employees that will be accounted for as compensation expense and expensed as earned during the three year period following the closing date.

          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

Cash	$3,000
Contingent consideration	1,000

Total fair value	4,000
Assets acquired:
Cash and cash equivalents	283
Accounts receivable	973
Other current assets	10
Property and equipment	56
Other assets	4

Total assets acquired	1,326
Liabilities assumed:
Accounts payable	138
Accrued liabilities	279

Total liabilities assumed	417

Net identifiable assets acquired	909

Resulting goodwill	$3,091

          The purchase price allocation is preliminary subject to final review of acquired asset valuations and is expected to be finalized by December 31, 2014.

          For the three months ended March 31, 2014, the Company recorded $0.1 million of deferred consideration for successful retention of operational staff and certain key employees. The remaining $1.9 million of contingent consideration will be accrued and expensed ratably over the contingent employment periods. The goodwill recognized is primarily attributable to the assembled workforce of MEK Consulting and none of the goodwill is expected to be deductible for income tax purposes.

4. Debt and Leases

2011 Credit Agreement

          On July 12, 2011, the Company entered into a $375.0 million credit agreement (2011 Credit Agreement) with Morgan Stanley Senior Funding, Inc., ING Capital LLC and Royal Bank of Canada, as well as a syndicate of other banks, financial institutions and other entities (Lenders). The 2011

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

4. Debt and Leases (Continued)

Credit Agreement was comprised of a $300.0 million term loan, a $75.0 million revolving line of credit and a letter of credit and swing line facilities. All obligations under the 2011 Credit Agreement were guaranteed by Intermediate and certain of Intermediate's direct and indirect wholly-owned domestic subsidiaries. The obligations under the 2011 Credit Agreement were secured by substantially all of the assets of INC Research LLC and the guarantors.

          On February 8, 2013, the Company entered into Amendment No. 1 to the 2011 Credit Agreement (the Amendment). The Company increased the then outstanding balance of the term loan facility to $300.0 million and reduced the applicable margins under the revolving line of credit and term loan facilities. In addition, the Company modified certain covenants and related definitions, and agreed to a prepayment premium of 1.0% applicable to any prepayment of term loans that is made in connection with any re-pricing transaction that occurs on or prior to February 8, 2014.

          On February 19, 2014, the Company entered into Amendment No. 2 to the 2011 Credit Agreement (Amendment No 2). Pursuant to Amendment No. 2, the Company reduced the applicable margins under the revolving loan facility to 3.25% for Eurodollar loans, to 2.25% for base rate loans and reduced the applicable margins under the term loan facility to 3.25% for Eurodollar loans and to 2.25% for base rate loans, in each case subject to further reductions based upon a pricing grid.

          Further, Amendment No. 2 reduced the LIBOR floor from 1.25% to 1.0%. In addition, Amendment No. 2 modified certain covenants and related definitions to amend the Secured Leverage Ratio financial covenant to a "springing covenant" that is only applicable when the Company has more than 25% outstanding in borrowings or letters of credit under the revolving loan facility. The new springing covenant, when applicable, requires the Company to maintain a Secured Leverage Ratio of 4 to 1, as defined in Amendment No. 2. The Amendment also added the ability to enter into a permitted receivables facility and provided for a prepayment premium of 1% (the Amendment No. 2 Soft Call) applicable to any prepayment of term loans that is made in connection with a re-pricing transaction that occurs on or prior to the six month anniversary of the date of Amendment No. 2.The term loan (2011 Term Loan) was provided at an original issue discount of $8.6 million which is included on the consolidated balance sheet as a reduction to the long-term debt, net of accumulated amortization. Upon the effectiveness of Amendment No. 1 to the 2011 Credit Agreement, the discount on the term loans was decreased by $1.0 million due to certain lenders no longer being lenders under the Credit Agreement. Upon Amendment No. 2 to the 2011 Credit Agreement, the discount on the term loans was decreased by $0.5 million due to certain lenders leaving the Credit Agreement. The Company amortized $0.8 million and $0.4 million of the discount into interest expense using the effective interest method for the three months ended March 31, 2014 and 2013, respectively.

          As of March 31, 2014 and December 31, 2013, $291.0 million and $296.5 million, respectively, was outstanding on the term loan (2011 Term Loan) with scheduled quarterly principal payments of 0.25% of the principal borrowed, or $0.8 million per quarter, through June 30, 2018, with the remaining outstanding principal due on July 12, 2018.

          The Company may be required to make additional payments on principal towards the 2011 Term Loan depending upon the generation of "Excess Cash Flow" as defined in the 2011 Credit

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

4. Debt and Leases (Continued)

Agreement and such additional prepayments will be applied to the scheduled installments of principal in direct order of maturity. In March 2014 and in April 2013, additional principal payments of $4.7 million and $2.0 million respectively were made related to 2013 and 2012 excess cash flow. The excess cash flow payment reduced future principal payments on the 2011 Term Loan in direct order of maturity, and as a result no further principal payments will be required until December 2015.

          The Company may voluntarily prepay the term loan without premium or penalty upon prior notice except upon exercise of the Amendment No. 2 Soft Call.

          The 2011 Term Loan provides for Eurodollar and Base Rate term loans. The outstanding loan has been Eurodollar since inception. In advance of the last business day of the then current type of loan, the Company may select a new type of loan so long as the maturity does not extend beyond July 12, 2018. Eurodollar loans are one, two, three or six month loans (or with permission nine or twelve months) and interest is due on the last business day of each three month period of the loans. Base Rate term loans have interest due the last business day of each calendar quarter-end. In addition, both Eurodollar and Base Rate term loans have an interest due date concurrent with any repayment or prepayment. The base interest rate for Eurodollar term loans is equal to the greater of (a) 1.00% and (b) the rate determined for such day in accordance with the following formula (rounded upward to the nearest 1/100th of 1.00%):

LIBOR

1 — Eurocurrency Reserve Requirements

          The base interest rate for Base Rate loans is equal to the highest of (a) the Wall Street Journal (WSJ) prime rate, (b) 1/2 of 1.00% per year above the Federal Funds Effective Rate, (c) the Eurodollar Rate for an interest period of one month plus 1.00%, and (d) 2.00%.

          In addition to the base interest rate, both the Eurodollar and Base Rate term loans have a margin tied to a Secured Leverage Ratio (SLR) which is defined as the ratio of (a) consolidated U.S. GAAP secured debt net of $30,000,000 of unrestricted cash and cash equivalents restricted in favor of the administrative agent, the collateral agent or any secured party to (b) Consolidated EBITDA (as defined in the 2011 Credit Agreement as amended from time to time) for four consecutive quarters at the end of each period. Pricing grids are used to determine the margin based on the type of loan and the SLR.

          The margin is adjusted after the quarterly financial statements are delivered to the lenders. Below is the pricing grid for the term loans and revolving credit facility.

SLR	Eurodollar	Base Rate
> 1.75 to 1.00	3.25%	2.25%
≤ 1.75 to 1.00	3.00	2.00
≤ 1.75 to 1.00 and qualified public offering resulting in gross proceeds of at least $100,000,000 consummated	2.75	1.75

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

4. Debt and Leases (Continued)

          Interest is calculated based on a calendar day year and as of March 31, 2014 and December 31, 2013, the combined interest rate on the term loan was 4.25% and 6.0%, respectively.

          The revolving commitment includes a five-year revolving credit facility of $75.0 million and includes a letter of credit and a swing line facility (2011 Revolver). The 2011 Revolver cannot exceed $75.0 million at any one time inclusive of letter of credit usage and swing line loans. The 2011 Revolver may be increased in an aggregate amount not to exceed, together with any increases to the 2011 Term Loan or additional term loans under the 2011 Credit Agreement, $100.0 million if certain conditions are met, as defined in the 2011 Credit Agreement.

          Eurodollar and Base Rate loans are available under the 2011 Revolver and are not due until the termination date of July 12, 2016. However, since the intention of the Company is to repay these types of loans as soon as possible, any revolving loans are classified as current on the consolidated balance sheets.

          As of March 31, 2014, there were three outstanding letters of credit totaling $1.1 million, leaving $73.9 million available under the 2011 Revolver.

          The 2011 Revolver includes a commitment fee which begins at 0.50% of the average daily amount of the available revolving commitment assuming any swing line loans outstanding are $0. The fee is payable quarterly in arrears on the last business day of the calendar quarters and July 12, 2016.

          On and after the first adjustment date the rate will be determined based on the pricing grid below.

SLR	Fee Rate
> 1.50 to 1.00	0.500%
≤ 1.50 to 1.00	0.375

          Letters of credit (LOC) are available in an amount not to exceed $15.0 million. The amount of LOC obligations together with revolving and swing line loans may not exceed $75.0 million. Fees are charged on all outstanding LOC at an annual rate equal to the margin in effect on Eurodollar revolving loans. A fronting fee of 0.25% per year on the face amount of each LOC is payable as well. The fee is payable quarterly in arrears on the last business day of the calendar quarter after the issuance date until the LOC expires.

2011 Senior Notes

          On July 12, 2011, the Company issued $300.0 million in Senior Notes due July 15, 2019 ("2011 Notes"). The 2011 Notes were issued pursuant to Rule 144A promulgated under the Securities Act and do not require registration with the Securities and Exchange Commission. The 2011 Notes are guaranteed by Intermediate and certain of Intermediate's direct and indirect wholly-owned domestic subsidiaries. Interest is due at 11.5% per year semi-annually in arrears on July 15 and January 15 of each year until July 15, 2019. Except as described below, the 2011 Notes are non-callable for the first four years.

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

4. Debt and Leases (Continued)

          On and after July 15, 2015, the Company may redeem the 2011 Notes at the redemption prices below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on July 15 of each of the years indicated below:

Percentage
2015	105.750%
2016	102.875
2017 and thereafter	100.000

          Until July 15, 2014, in the event of a qualified equity issuance, the Company may redeem up to 35% of the aggregate principal amount of 2011 Notes at a redemption price equal to 111.5% of the aggregate principal amount, plus accrued and unpaid interest.

          In addition, at any time prior to July 15, 2015, the Company may redeem all or a part of the 2011 Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed as well as accrued and unpaid interest plus the greater of 1% of the principal amount of such Note and the excess of the present value of the redemption price (105.75%) plus all interest payments due on such note through July 15, 2015 (excluding accrued unpaid interest), discounted using the Treasury Rate plus 50 basis points, over the then outstanding principal balance of such note.

          The Company is not required to make mandatory redemption or sinking fund payments with respect to the 2011 Notes. However, upon a change of control, as such term is defined in the indenture governing the 2011 Notes, the Company must offer to repurchase all of the 2011 Notes at 101% of the aggregate principal amount plus accrued and unpaid interest.

          As a result of the 2011 Credit Agreement and 2011 Notes, the Company incurred a total of $23.3 million in financing costs. These costs have been recorded in other assets and are being amortized to interest expense under the effective interest method over each of the lives of the 2011 Term Loan, 2011 Notes, and 2011 Revolver as applicable. The Company recorded interest expense associated with these deferred costs of $2.6 million and $0.9 million for the three months ended March 31, 2014 and 2013, respectively.

          The Company's maturities of obligations under the 2011 Term Loan and the 2011 Notes for the years following March 31, 2014, are as follows (in thousands):

2014	$—
2015	1,217
2016	2,965
2017	2,965
2018	283,880
2019 and thereafter	300,000
Original issue discount	(3,762)

Total long-term debt	587,265
Less current portion	—

Total	$587,265

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

4. Debt and Leases (Continued)

Debt Covenants

          The 2011 Credit Agreement and the indenture governing the 2011 Notes contain usual and customary restrictive covenants that, among other things, place limitations on its ability to pay dividends or make other restricted payments; prepay, redeem or purchase debt; incur liens; make loans and investments; incur additional indebtedness; amend or otherwise alter debt and other material documents; make acquisitions and dispose of assets; transact with affiliates; and engage in businesses that are not related to the Company's existing business.

          In addition, the 2011 Credit Agreement contained a restrictive financial covenant which requires the Company to maintain a minimum Secured Leverage Ratio. This ratio is calculated as a relationship between the level of secured outstanding borrowings and adjusted EBITDA. In February 2014 the Company entered into Amendment No 2 to the 2011 Credit Agreement, which modified certain covenants and related definitions to amend the Secured Leverage Ratio financial covenant to only applicable when the Company has more than 25% outstanding in borrowings or letters of credit under the revolving loan facility. The new covenant, when applicable, requires the Company to maintain a Secured Leverage Ratio of 4 to 1. The Company believes that it was in compliance with its debt covenants for the three months ended March 31, 2014 and 2013.

5. Fair Value Measurements

          At March 31, 2014 and December 31, 2013, the Company's financial instruments included cash and cash equivalents, restricted cash, accounts receivable, account payable and debt. The fair value of our cash and cash equivalents, restricted cash, accounts receivable and accounts payable approximate their respective carrying amounts based on the liquidity and short-term nature of these instruments.

          The fair value of the Company's long-term debt is determined based on market prices for identical or similar financial instruments or model-derived valuations based on observable inputs and falls under Level 2 of the fair value hierarchy as defined in the authoritative guidance. The estimated fair value of the Company's long-term debt was $631.2 million and $634.5 million at March 31, 2014 and December 31, 2013, respectively.

          The Company does not have any recurring fair value measurements. There were no transfers between Level 1, Level 2 or Level 3 for the three months ended March 31, 2014.

Non-Recurring Fair Value Measurements

          Certain assets, including goodwill and identifiable intangible assets, are carried on the accompanying consolidated balance sheets at cost and are not remeasured to fair value on a recurring basis. These assets are tested for impairment annually and when a triggering event occurs. As of March 31, 2014 and December 31, 2013, assets carried on the balance sheet and not remeasured to fair value on a recurring basis totaling $790.4 million and 794.5 million, respectively.

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

5. Fair Value Measurements (Continued)

          The fair value of these assets fall under Level 3 of the fair value hierarchy as defined in the authoritative guidance and the fair value is estimated as follows:

            Goodwill — At March 31, 2014 and December 31, 2013, the Company had recorded goodwill of $566.9 million and $563.4 million, respectively. Goodwill represents the difference between the purchase price and the fair value of the identifiable tangible and intangible net assets when an acquisition is accounted for using the purchase method. The Company performs quantitative goodwill impairment assessment on each reporting unit. The Company derives each reporting unit's fair value through a combination of the market approach (the guideline publicly traded company method) and the income approach (a discounted cash flow analysis). The Company then compares the carrying value of each reporting unit, inclusive of its assigned goodwill, to its fair value.

            If the carrying value of the net assets assigned to the reporting unit exceeds the estimated fair value of the reporting unit, the Company performs the second step of the impairment test to determine the implied estimated fair value of the reporting unit's goodwill. The Company determines the implied estimated fair value of goodwill by determining the present value of the estimated future cash flows for each reporting unit and comparing the reporting unit's risk profile and growth prospects to selected, reasonably similar publicly traded companies.

            Finite-lived Intangible Assets — At March 31, 2014 and December 31, 2013, the Company had recorded finite-lived intangible assets of $ 188.6 million and $196.1 million, respectively. If a triggering event occurs, the Company determines the estimated fair value of finite-lived intangible assets by determining the present value of the expected cash flows.

            Indefinite-lived Intangible Assets — At March 31, 2014 and December 31, 2013, the Company had recorded indefinite-lived intangible assets of $35.0 million and $35.0 million, respectively. When evaluating indefinite-lived intangible assets for impairment, the Company performs a quantitative impairment analysis. The Company determines the estimated fair value of the indefinite-lived intangible asset (trademark) by determining the present value of the estimated royalty payments on an after-tax basis that it would be required to pay the owner for the right to use such trade name. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized in an amount equal to the excess. No indication of impairment was identified during the Company's annual review.

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

6. Restructuring and Other Costs

          The costs related to all plans are included in restructuring and other costs in the consolidated statements of operations. During the three months ended March 31, 2014, the Company made payments and provision adjustments for all plans as presented below (in thousands):

	Employee Severance Costs	Facility Closure Charges	Other Charges	Total
Balance at December 31, 2013	$—	$5,537	$485	$6,022
Expenses incurred	453	29	276	758
Payments made	(453)	(152)	(647)	(1,252)

Balance at March 31, 2014	$—	$5,414	$114	$5,528

7. Stockholders' Equity

Common Stock

          On August 16, 2012, the Company's Board of Directors approved amendments to the Company's certificate of incorporation that would, among other things, reflect a 1000 to 1 stock split for Class A and Class B common stock as well as an increase the number of authorized shares to an aggregate of 2,000,000,050 shares of common stock consisting of 1,000,000,000 shares Class A common stock, 1,000,000,000 shares Class B and 50 shares of Class C common stock. Accordingly, all references to share and per share information in the consolidated financial statements and the accompanying notes to the consolidated financial statements have been adjusted to reflect the stock split for all periods presented. The par value per share of the common stock has not changed as a result of the stock split and remained at $0.01.

Voting Rights of the Common Stock

          Each share of Class A common stock is entitled to one vote on matters to be voted on by the stockholders of the Company. However, no share of Class A common stock is entitled to vote with respect to election of the directors of the Company.

          No share of Class B common stock is entitled to any vote on matters to be voted on by the stockholders of the Company. However each share of Class B common stock is entitled to one vote with respect to the election of the directors of the Company.

          No share of Class C common stock is entitled any vote on matters to be voted on by the stockholders of the Company unless such matter should adversely affect the rights and preferences of Class C common stock with respect to "Special Dividends" (discussed below) payable the holders of Class C common stock. Should such a matter adversely affect the rights and preferences of Special Dividends payable to the holders of Class C common stock, the affirmative vote of the holders of the majority of Class C common stock is required.

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

7. Stockholders' Equity (Continued)

Dividend Rights and Preferences of the Common Stock

          The holders of Class A common stock are entitled to dividends at such time and in such amounts as, if and when declared by the board of directors of the Company. However the holders of Class A common stock are not entitled to participate in any Special Dividends.

          The holders of Class B common stock are not entitled to dividends of any amount at any time.

          The holders of Class C common are entitled to receive a Special Dividend of up to $0.5 million annually paid ratably throughout the year. Special Dividends of $0.1 million were paid to the stockholder of the one share of Class C common stock issued and outstanding for each of the three months ended March 31, 2014 and 2013.

Liquidation Rights and Preferences of the Common Stock

          The holders of Class A common stock are entitled to participate on a pro rata basis in all distributions to the holders of Class A common stock upon the occurrence of the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, subsequent to the payment preference available to the holders of Class B common stock.

          The holders of Class B common stock are entitled to receive $0.00002 per share of Class B common stock, subject to adjustment for any stock splits, combinations or similar events, upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Company. Such payment is in preference to any payments made to the holders of Class A common stock.

          The holders of Class C common stock are not entitled to participate in any distributions to the holders of any class of capital stock of the Company in any liquidation, dissolution or winding up of the Company. However, the holders of Class C common stock are entitled to any accrued and unpaid Special Dividends prior to any amounts being paid in respect to any other class of capital stock of the Company.

8. Earnings Per Share

          The following table provides a reconciliation of the numerators and denominators of the basic and diluted loss per share computations for the three months ended March 31, 2014 and 2013:

	Net Loss (Numerator)	Number of Shares (Denominator)	Per-Share Amount
	(In thousands, except per share amounts)
For the three months ended March 31,2014
Basic net loss per share	$(1,677)	438,533	$(0.00)
Effect of dilutive securities	—	—

Diluted net loss per share	$(1,677)	438,533	$(0.00)

For the three months ended March 31,2013
Basic net loss per share	$(16,871)	439,469	$(0.04)
Effect of dilutive securities	—	—

Diluted net loss per share	$(16,871)	439,469	$(0.04)

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

8. Earnings Per Share (Continued)

          The computation of diluted loss per share excludes unexercised stock options that are anti-dilutive. The following common stock equivalents were excluded from the loss per share computation, as their inclusion would have been anti-dilutive:

	For the Three Months Ended
	March 31, 2014	March 31, 2013
	(In thousands)
Weighted average number of stock options calculated using the treasury stock method that were excluded due to the exercise price exceeding the average market price of our common stock during the period	9,706	14,198
Weighted average number of stock options calculated using the treasury stock method that were excluded due to the reporting of a net loss for the period	419	2

Total common stock equivalents excluded from diluted net loss per share computation	10,125	14,200

          There were no transactions subsequent to March 31, 2014 that materially change the number of shares in the basic or diluted loss per share computations.

Unaudited Pro Forma Earnings Per Share

          Unaudited pro forma net loss per Class A common share has been adjusted to give effect to (i) the number of shares whose proceeds are deemed to be necessary to pay the dividend amount that is in excess of earnings, (ii) the number of shares issued in the offering used to repay the 2011 Notes, (iii) a decrease in interest expense to reflect the repayment of the 2011 Notes as if they had been repaid at the beginning of the period and (iv) an increase to interest expense as if the additional borrowings under the 2011 Credit Facility used to repay the 2011 Notes had occurred as of the beginning of the period.

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

8. Earnings Per Share (Continued)

          The following presents the computation of unaudited pro forma net loss attributable to Class A common stock and unaudited pro forma loss per Class A common share for the three months ended March 31, 2014 (in thousands except per share amounts):

Net loss attributable to Class A stockholders	$(1,677)
Pro forma adjustment for interest expense, net of tax(a)

Pro forma net income	$—

Common shares used in computing basic and diluted income per Class A common share	438,533
Total pro forma common share adjustment(b)

Basic and diluted pro forma weighted average common shares outstanding	—

Basic and diluted pro forma earnings per share	$—

(a)
These adjustments reflect the elimination of the historical interest expense and amortization of debt issuance costs, as well as the incurrence of interest expense related to the incremental term loans under our 2011 Credit Agreement, after reflecting the pro forma effect of the refinancing as follows:

Three months ended March 31, 2014
	Interest Expense	Amortization of Debt Issue Costs	Tax Effect	Total
Senior notes				$—
Term loans				—

	$—	$—	$—	$—

The pro forma adjustments are not tax affected as the impact amounts would have been offset by the release of deferred tax asset valuation allowances.

  (b)
  Adjustments for common shares as follows:

Dividends paid in excess of earnings in the past twelve months	$
Offering price per common share

Common shares assumed issued to pay dividends in excess of earnings		—

Indebtedness to be repaid with proceeds from this offering	$
Offering price per common share

Common shares assumed issued to repay Notes		—

Total common shares assume to be issued		—

9. Income Taxes

          The Company is required to estimate our full-year income and the related tax expense in each jurisdiction in which it operates. Changes in the geographic mix or estimated level of pre-tax income can impact our effective tax rate. This process involves estimating current tax liabilities in each jurisdiction in which the Company operates, including the impact of additional tax resulting from income tax examinations and making judgments regarding the recoverability of deferred tax assets. The Company has excluded from its effective tax rate projection any current year losses in jurisdictions where its deferred tax assets are not realizable on a more-likely-than-not basis.

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

9. Income Taxes (Continued)

          The Company and its United States (U.S.) subsidiaries file a consolidated U.S. federal income tax return. Other subsidiaries of the Company file tax returns in their local jurisdictions. The Company provides for income taxes on all transactions that have been recognized in the condensed consolidated financial statements. Specifically, the Company estimates its tax liability based on current tax laws in the statutory jurisdictions in which it operates. Accordingly, the impact of changes in income tax laws on deferred tax assets and liabilities are recognized in net earnings in the period during which such changes are enacted.

          As of March 31, 2014 and December 31, 2013, the balance of the reserve for unrecognized tax benefits was $23.1 million and $23.7 million respectively, all of which would impact the Company's effective tax rate if recognized. The Company recognizes a tax benefit from an uncertain tax position only if the Company believes it is more likely than not to be sustained upon examination based on the technical merits of the position. Judgment is required in determining what constitutes an individual tax position, as well as the assessment of the outcome of each tax position. The Company considers many factors when evaluating and estimating tax positions and tax benefits. In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations in domestic and foreign jurisdictions. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of liabilities would result in tax benefits being recognized in the period when it is determined the liabilities are no longer necessary. If the calculation of liability related to uncertain tax positions proves to be more or less than the ultimate assessment, a tax expense or benefit to expense, respectively, would result. The Company does not foresee any reasonably possible change in the unrecognized tax benefits in the next twelve months but acknowledges circumstances can change due to unexpected developments in the law.

          The Company's policy has been to provide income taxes on earnings of foreign subsidiaries only to the extent those earnings are expected to be repatriated. The Company intends to repatriate current and future earnings of its foreign subsidiaries to meet certain cash requirements in the U.S. As result, the company has provided taxes on these earnings. The Company continues to assert that all undistributed foreign earnings prior to December 31, 2013 remain permanently reinvested to support future growth in foreign markets and to maintain current operating needs of foreign locations.

10. Segment Information

          The Company is managed through three reportable segments: Clinical Development Services, Phase I Services, and Global Consulting. Clinical Development Services offers a variety of select and stand-alone clinical development services as well as full-service, global studies, and also provides ancillary services including clinical monitoring, investigator recruitment, patient recruitment, data management, and study report to assist customers with their drug development process. Phase I Services focuses on clinical development services for Phase I trials that include scientific exploratory medicine, first-in-human studies through proof-of-concept stages, and support for Phase I studies in established compounds. Global Consulting provides consulting services regarding clinical trial regulatory affairs, regulatory consulting services, quality assurance audits and pharmacovigilance, non-clinical consulting and medical writing.

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

10. Segment Information (Continued)

          The Company's CODM reviews segment performance and allocates resources based upon segment revenue and segment contribution margin. The Company's CODM does not review inter-segment revenue when evaluating segment performance and allocating resources to each segment. Thus, inter-segment revenue is not included in the segment revenues presented in the table below. As such, total segment revenue in the table below is equal to the Company's consolidated net service revenue. All direct costs are allocated to the Company's segments, and as such, segment total direct costs are equal to the Company's consolidated direct costs and consolidated segment contribution margin.

          Revenue, direct costs, and contribution margin for each of our segments are as follows (in thousands):

	Three Months Ended
	March 31, 2014	March 31, 2013
Revenue:
Clinical Development Services	$179,926	$142,586
Phase I Services	2,467	5,132
Global Consulting	2,307	2,025

Segment revenue	184,700	149,743
Reimbursable out-of-pocket expenses not allocated to segments	82,077	78,226

Total revenue	$266,777	$227,969

Direct costs:
Clinical Development Services	$118,528	$100,822
Phase I Services	2,147	3,131
Global Consulting	2,048	1,636

Segment direct costs	122,723	105,589
Reimbursable out-of-pocket expenses not allocated to segments	82,077	78,226

Direct costs and reimbursable out-of-pocket expenses	$204,800	$183,815

Segment contribution margin:
Clinical Development Services	$61,398	$41,764
Phase I Services	320	2,001
Global Consulting	259	389

Segment contribution margin	$61,977	$44,154
Less expenses not allocated to segments:
Selling general and administrative	30,226	26,782
Restructuring and other costs	758	2,367
Transaction expenses	2,042	354
Depreciation and amortization	14,371	14,281

Consolidated income from operations	$14,580	$370

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

11. Operations by Geographic Location

          The Company conducts operations in North America, Europe, Middle East and Africa, Asia-Pacific, and Latin America through wholly-owned subsidiaries and representative sales offices. The Company attributes net service revenues to geographical locations based upon the location of the customer (i.e., the location of where the Company invoices the end customer). The following tables summarize total revenue and long-lived assets by geographic area (amounts in thousands and all intercompany transactions have been eliminated):

	March 31, 2014	March 31, 2013
Net service revenues:
North America(1)	$130,568	$109,773
Europe, Middle East and Africa	47,695	37,277
Asia-Pacific	6,436	2,588
Latin America	1	105

Total net service revenue	184,700	149,743
Reimbursable-out-of-pocket expenses	82,077	78,226

Total Revenue	$266,777	$227,969

(1)
North America net service revenues include revenue attributable to the U.S. of $130.3 million and $106.7 million, or 71% and 71% of net service revenues, for the three months ended March 31, 2014 and 2013, respectively. No other countries in this region represented more than 10% of net service revenue for any period.

          One customer accounted for 14% and 14% of total net service revenue for the three months ended March 31, 2014 and 2013, respectively. At March 31, 2014 and December 31, 2013, no customer accounted for more than 10% of billed and unbilled accounts receivable.

          The following table summarizes long-lived assets by geographic area (amounts in thousands):

	March 31, 2014	December 31, 2013
Total property and equipment, net:
North America	$24,274	$27,413
Europe, Middle East and Africa	10,712	10,054
Asia/Pacific	1,037	1,098
Latin America	2,816	2,382

Total property and equipment, net	$38,839	$40,947

12. Related-Party Transactions

          The Company has an agreement with a significant stockholder for the stockholder to perform certain consulting services. The Company recognized $0.1 million of consulting service expense in each of the three months ended March 31, 2014 and 2013.

INC Research Holdings, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements (Continued)

March 31, 2014

12. Related-Party Transactions (Continued)

          The Company recorded net service revenue of $0.2 million in the three months ended March 31, 2013 from a customer who has a significant stockholder who is also a significant stockholder of the Company.

13. Commitments and Contingencies

          The Company records accruals for claims, suits, investigations and proceedings when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews claims, suits, investigations and proceedings at least quarterly and records or adjusts accruals related to such matters to reflect the impact and status of any settlements, rulings, advice of counsel or other information pertinent to a particular matter. Legal costs associated with contingencies are charged to expense as incurred. The Company is party to legal proceedings incidental to its business. While the outcome of these matters could differ from management's expectations, the Company does not believe the resolution of these matters has a reasonable possibility of having a material adverse effect to the Company's financial statements.

          In the normal course of business, the Company periodically becomes involved in various claims and lawsuits that are incidental to our business. While the outcome of these matters could differ from management's expectations, the Company does not believe the resolution of these matters will have a material effect upon the Company's financial statements.

          The Company currently maintains insurance for risks associated with the operation of its business, provision of professional services and ownership of property. These policies provide coverage for a variety of potential losses, including loss or damage to property, bodily injury, general commercial liability, professional errors and omissions, and medical malpractice. The Company's per employee retentions and deductibles associated with these insurance policies are $0.25 million per claim, $1.0 million aggregate.

          The Company is self-insured for health insurance for the majority of its employees located within the United States, but maintains stop-loss insurance on a "claims made" basis for expenses in excess of $0.2 million per member per year.

14. Subsequent Events

          In June 2014 the Company determined that Phase I Services and Global Consulting reporting units were not performing according to management expectations, resulting in a triggering event requiring an evaluation of the goodwill and intangible assets for impairment. Our assessment of any potential impairment is not yet complete. As of March 31, 2014, goodwill and intangible assets associated with these two reporting units represented $31.6 million.

                  Shares

INC Research Holdings, Inc.

Class A Common Stock

Goldman, Sachs & Co.
Credit Suisse

          Through and including                           , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution.

          The expenses, other than underwriting commissions, expected to be incurred by us in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

SEC Registration Fee	$	*
Financial Industry Regulatory Authority, Inc. Filing Fee		*
Exchange Listing Fee		*
Printing and Engraving		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment.

ITEM 14.    Indemnification of Directors and Officers.

          The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.

          The Registrant's amended and restated certificate of incorporation will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL. Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. As permitted by the DGCL, we will include in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

          The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts actually and reasonably incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person's services as a director or executive officer.

          The Registrant maintains directors' and officers' liability insurance for the benefit of its directors and officers.

          The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant's directors and officers by the underwriters against certain liabilities.

ITEM 15.    Recent Sales of Unregistered Securities.

          The following sets forth information regarding all unregistered securities sold by us in the last three years:

          On February 2, 2012, the Registrant issued and sold 200,000 shares of each of the Class A common stock and Class B common stock (taken together, a "Common Unit") to an executive for $1.25 per Common Unit pursuant to the 2010 Plan.

          On February 2, 2012, the Registrant issued and sold 100,000 shares of each of the Class A common stock and Class B common stock to an executive for $1.25 per Common Unit pursuant to the 2010 Plan.

          On December 1, 2012, the Registrant issued and sold 31,400 shares of each of the Class A common stock and Class B common stock to an executive upon executive's exercise of an option with an exercise price of $1.00 per Common Unit granted to executive pursuant to a Nonqualified Stock Option Award Agreement.

          On February 28, 2013, the Registrant issued and sold 13,000 shares of each of the Class A common stock and Class B common stock to an executive upon executive's exercise of an option with an exercise price of $1.00 per Common Unit granted to executive pursuant to a Nonqualified Stock Option Award Agreement.

          On April 11, 2013, the Registrant issued and sold 282,000 shares of each of the Class A common stock and Class B common stock to an executive upon executive's exercise of an option with an exercise price of $1.00 per Common Unit granted to executive pursuant to a Nonqualified Stock Option Award Agreement.

          On December 16, 2013, the Registrant issued and sold 10,000 shares of each of the Class A common stock and Class B common stock to an executive upon executive's exercise of an option with an exercise price of $1.25 per Common Unit granted to executive pursuant to a Nonqualified Stock Option Award Agreement.

          On June 12, 2014, the Registrant issued and sold 10,000 shares of each of Class A common stock and Class B common stock to an executive upon executive's exercise of an option with an exercise price of $1.19 per Common Unit granted to executive pursuant to a Nonqualified Stock Option Award Agreement.

          All sales after February 2, 2012 reflect a 1 for 1,000 stock split of our Common Units that occurred in August 2012.

          The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

          None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

ITEM 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number		Description of Exhibits
1.1	*	Form of Underwriting Agreement.
3.1	*	Form of Amended and Restated Certificate of Incorporation of INC Research Holdings, Inc., to be in effect at the closing of this offering.
3.2	*	Form of Amended and Restated Bylaws of INC Research Holdings, Inc., to be in effect at the closing of this offering.
4.1	*	Specimen Certificate for Class A Common Stock.
4.2	*	Amended and Restated Stockholders Agreement, dated July 12, 2011, by and among INC Research Holdings, Inc. and certain stockholders named therein.
4.3		Indenture, dated as of July 12, 2011, among INC Research, LLC, as Issuer, the Guarantors named therein and Wilmington Trust, National Association, as Trustee.
5.1	*	Opinion of Weil, Gotshal & Manges LLP.
10.1.1
Credit Agreement, dated as of July 12, 2011, among INC Research, LLC, as the Borrower, INC Research Intermediate, LLC, the several banks and other financial institutions or entities from time to time parties thereto, and General Electric Capital Corporation, as Administrative Agent, Collateral Agent, Issuing Lender and Swingline Lender.

Exhibit Number		Description of Exhibits
10.1.2		Amendment No. 1, dated February 8, 2013, to Credit Agreement, dated July 12, 2011, among INC Research, LLC, as the Borrower, INC Research Intermediate, LLC, the several banks and other financial institutions or entities from time to time parties thereto, and General Electric Capital Corporation, as Administrative Agent, Collateral Agent, Issuing Lender and Swingline Lender.
10.1.3
Amendment No. 2, dated February 19, 2014, to Credit Agreement, dated July 12, 2011, among INC Research, LLC, as the Borrower, INC Research Intermediate, LLC, the several banks and other financial institutions or entities from time to time parties thereto, and General Electric Capital Corporation, as Administrative Agent, Collateral Agent, Issuing Lender and Swingline Lender.
10.2
Guarantee and Collateral Agreement, dated July 12, 2011, made by INC Research, LLC, INC Research Intermediate, LLC and the other signatories thereto, in favor of General Electric Capital Corporation, as Administrative Agent.
10.3.1		Triangle Acquisition Holdings, Inc. 2010 Equity Incentive Plan.
10.3.2		Amendment No. 1 to INC Research Holdings, Inc. 2010 Equity Incentive Plan.
10.3.3		Amendment No. 2 to INC Research Holdings, Inc. 2010 Equity Incentive Plan.
10.4		Form of Nonqualified Stock Option Award Agreement under INC Research Holdings, Inc. 2010 Equity Incentive Plan.
10.5	*	INC Research Holdings, Inc. 2014 Equity Incentive Plan.
10.6	*	Form of Nonqualified Stock Option Award Agreement under INC Research Holdings, Inc. 2014 Equity Incentive Plan.
10.7		2013 Management Incentive Plan.
10.8	*	Form of 2014 Management Incentive Plan.
10.9.1		Lease, dated May 6, 2010, by and between INC Research, Inc. and Highwoods Realty Limited Partnership.
10.9.2		Lease Amendment No. 1, dated August 26, 2010, by and between INC Research, Inc. and Highwoods Realty Limited Partnership.
10.9.3		Lease Amendment No. 2, dated August 23, 2011, by and between INC Research, Inc. and Highwoods Realty Limited Partnership.
10.9.4		Lease Amendment No. 3, dated January 4, 2013, by and between INC Research, Inc. and Highwoods Realty Limited Partnership.
21.1		List of Significant Subsidiaries of the Registrant.
23.1	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	*	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1 hereto).
24.1	*	Power of Attorney (included on signature page).

*
To be filed by amendment.

(b)
Financial statement schedules

          None.

ITEM 17.    Undertakings

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on                      , 2014.

INC Research Holdings, Inc.
By:
Name:
Title:

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of D. Jamie Macdonald, Gregory S. Rush and Christopher L. Gaenzle, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

D. Jamie Macdonald	Chief Executive Officer (Principal Executive Officer) and Director
Gregory S. Rush	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
James T. Ogle	Chairman and Director
James A. Bannon	Director
Robert W. Breckon	Director
David F. Burgstahler	Director

Signature	Title	Date

Steve Faraone	Director
Charles C. Harwood, Jr.	Director
Terry Woodward	Director

EXHIBIT INDEX

Exhibit Number		Description of Exhibits
1.1	*	Form of Underwriting Agreement.
3.1	*	Form of Amended and Restated Certificate of Incorporation of INC Research Holdings, Inc., to be in effect at the closing of this offering.
3.2	*	Form of Amended and Restated Bylaws of INC Research Holdings, Inc., to be in effect at the closing of this offering.
4.1	*	Specimen Certificate for Class A Common Stock.
4.2	*	Amended and Restated Stockholders Agreement, dated July 12, 2011, by and among INC Research Holdings, Inc. and certain stockholders named therein.
4.3		Indenture, dated as of July 12, 2011, among INC Research, LLC, as Issuer, the Guarantors named therein and Wilmington Trust, National Association, as Trustee.
5.1	*	Opinion of Weil, Gotshal & Manges LLP.
10.1.1
Credit Agreement, dated as of July 12, 2011, among INC Research, LLC, as the Borrower, INC Research Intermediate, LLC, the several banks and other financial institutions or entities from time to time parties thereto, and General Electric Capital Corporation, as Administrative Agent, Collateral Agent, Issuing Lender and Swingline Lender.
10.1.2
Amendment No. 1, dated February 8, 2013, to Credit Agreement, dated July 12, 2011, among INC Research, LLC, as the Borrower, INC Research Intermediate, LLC, the several banks and other financial institutions or entities from time to time parties thereto, and General Electric Capital Corporation, as Administrative Agent, Collateral Agent, Issuing Lender and Swingline Lender.
10.1.3
Amendment No. 2, dated February 19, 2014, to Credit Agreement, dated July 12, 2011, among INC Research, LLC, as the Borrower, INC Research Intermediate, LLC, the several banks and other financial institutions or entities from time to time parties thereto, and General Electric Capital Corporation, as Administrative Agent, Collateral Agent, Issuing Lender and Swingline Lender.
10.2
Guarantee and Collateral Agreement, dated July 12, 2011, made by INC Research, LLC, INC Research Intermediate, LLC and the other signatories thereto, in favor of General Electric Capital Corporation, as Administrative Agent.
10.3.1		Triangle Acquisition Holdings, Inc. 2010 Equity Incentive Plan.
10.3.2		Amendment No. 1 to INC Research Holdings, Inc. 2010 Equity Incentive Plan.
10.3.3		Amendment No. 2 to INC Research Holdings, Inc. 2010 Equity Incentive Plan.
10.4		Form of Nonqualified Stock Option Award Agreement under INC Research Holdings, Inc. 2010 Equity Incentive Plan.
10.5	*	INC Research Holdings, Inc. 2014 Equity Incentive Plan.
10.6	*	Form of Nonqualified Stock Option Award Agreement under INC Research Holdings, Inc. 2014 Equity Incentive Plan.
10.7		2013 Management Incentive Plan.
10.8	*	Form of 2014 Management Incentive Plan.

Exhibit Number		Description of Exhibits
10.9.1		Lease, dated May 6, 2010, by and between INC Research, Inc. and Highwoods Realty Limited Partnership.
10.9.2		Lease Amendment No. 1, dated August 26, 2010, by and between INC Research, Inc. and Highwoods Realty Limited Partnership.
10.9.3		Lease Amendment No. 2, dated August 23, 2011, by and between INC Research, Inc. and Highwoods Realty Limited Partnership.
10.9.4		Lease Amendment No. 3, dated January 4, 2013, by and between INC Research, Inc. and Highwoods Realty Limited Partnership.
21.1		List of Significant Subsidiaries of the Registrant.
23.1	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	*	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1 hereto).
24.1	*	Power of Attorney (included on signature page).

*
To be filed by amendment.